     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY [  ], 2000
                                                   REGISTRATION NO. 333- [     ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                         ------------------------------

                            PEREGRINE SYSTEMS, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                        7372                    95-3773312
 (State or other jurisdiction        (Primary Standard          (I.R.S. Employer
              of                        Industrial           Identification Number)
incorporation or organization)  Classification Code Number)

              12670 HIGH BLUFF DRIVE, SAN DIEGO, CALIFORNIA 92130
                                 (858) 481-5000

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ERIC P. DELLER
                       VICE PRESIDENT AND GENERAL COUNSEL
                            PEREGRINE SYSTEMS, INC.
                             12670 HIGH BLUFF DRIVE
                          SAN DIEGO, CALIFORNIA 92130
                                 (858) 481-5000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         ------------------------------

                                   COPIES TO:

       DOUGLAS H. COLLOM                   ERIC P. DELLER                    ROD J. HOWARD
       STEVE L. CAMAHORT             Vice President and General             ASHOK K. LALWANI
       ROBERT F. KORNEGAY                     Counsel                       MADELEINE RANDAL
        G. SCOTT GIESLER              Peregrine Systems, Inc.       Brobeck, Phleger & Harrison LLP
        LIA ROSE ALIOTO                12670 High Bluff Drive            Two Embarcadero Place
Wilson Sonsini Goodrich & Rosati    San Diego, California 92130              2200 Geng Road
    Professional Corporation               (958) 481-5000             Palo Alto, California 94303
       650 Page Mill Road                                                    (650) 424-0160
Palo Alto, California 94304-1050
         (650) 493-9300

       DOUGLAS H. COLLOM                   JOHN C. YATES                  LOREN B. WIMPFHEIMER
       STEVE L. CAMAHORT                 JEFFREY L. SCHULTE            Vice President and General
       ROBERT F. KORNEGAY                  SETH A. COHEN                        Counsel
        G. SCOTT GIESLER                  BRANDY A. BAYER                Harbinger Corporation
        LIA ROSE ALIOTO           Morris, Manning & Martin, L.L.P.     1277 Lenox Park Boulevard
Wilson Sonsini Goodrich & Rosati   1600 Atlanta Financial Center         Atlanta, Georgia 30319
    Professional Corporation         3343 Peachtree Road, N.E.               (404) 467-3000
       650 Page Mill Road              Atlanta, Georgia 30326
Palo Alto, California 94304-1050           (404) 233-7000
         (650) 493-9300

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 UPON COMPLETION OF THE MERGER OF A SUBSIDIARY OF PEREGRINE SYSTEMS, INC. WITH
                   HARBINGER CORPORATION AS DESCRIBED HEREIN.

                         ------------------------------

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED            BE REGISTERED(1)         PER SHARE         OFFERING PRICE      REGISTRATION FEE
Common Stock, $0.001 par value(1)...........   32,331,087 shares      $14.40625(2)         $621,026,282           $163,951

(1) Represents the number of shares of the Common Stock of the Registrant which may be issued to shareholders of Harbinger Corporation, a Georgia corporation, pursuant to the transactions described in this registration statement.

(2) Pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended, the registration fee has been calculated based on the average of the high and low prices per share of Harbinger's common stock on May 10, 2000 as reported on the Nasdaq National Market.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT ISSUE THE COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGERS DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND NEITHER PEREGRINE NOR HARBINGER IS SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

    Subject to Completion, Dated May 8, 2000

                                                                          [LOGO]

[LOGO]

                                          , 2000

To the holders of Peregrine common stock and Harbinger common stock:

    After careful consideration, the boards of directors of Peregrine
Systems, Inc. and Harbinger Corporation have approved the merger of Harbinger and Peregrine. As a result of the merger, Harbinger will become a wholly-owned subsidiary of Peregrine, and shareholders of Harbinger will become stockholders of Peregrine. To achieve this organizational structure, a subsidiary of Peregrine will merge into Harbinger, and Peregrine will issue its common stock in exchange for the outstanding shares of Harbinger common stock.

    In connection with the merger, each outstanding share of Harbinger common stock will be exchanged for 0.75 of a share of Peregrine common stock. Peregrine common stock is traded on the Nasdaq National Market under the trading symbol "PRGN." On May 5, 2000, the closing price of Peregrine common stock was $21.75 per share, and the closing price of Harbinger common stock, which is traded on the Nasdaq National Market as "HRBC," was $16.19. We encourage you to obtain more recent quotations, however.

    The attached proxy statement/prospectus provides detailed information concerning Peregrine, Harbinger, the merger agreement, the merger, and the proposals related to the merger. Please review carefully all of the information contained in the joint proxy statement/prospectus. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 12.

    After careful consideration, the boards of directors of both Peregrine and Harbinger have determined the merger to be fair, and in the best interests of their respective shareholders. Each board has approved the merger agreement setting out the terms of the proposed merger.

    Peregrine and Harbinger each believe that the Internet has redefined the beginning and end points of business processes. We believe that, through the Internet, businesses are now challenged to extend their operations beyond traditional internal constraints and to interact directly with their supplier base. At the same time, suppliers are challenged to reach customers in new ways, notably by making their products and services available over the Internet and through web-based marketplaces for goods and services. We believe business is evolving toward an end-to-end process for managing business assets and infrastructure from the time they are acquired until they are retired. We believe that combining Harbinger and Peregrine can link the internal processes associated with managing assets with the external processes associated with acquiring them. Harbinger's reasons for the merger are discussed in greater detail beginning on page 50, and Peregrine's reasons for the merger are discussed in greater detail on page 61. A copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus.

    In connection with the merger, both Peregrine and Harbinger will hold a special meeting of their respective shareholders. The matters to be submitted for consideration at these special meetings are described in the attached notice of special meeting and in the joint proxy statement/prospectus.

    THE BOARD OF DIRECTORS OF HARBINGER RECOMMENDS THAT HOLDERS OF HARBINGER COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER. THE BOARD OF

DIRECTORS OF PEREGRINE RECOMMENDS THAT HOLDERS OF PEREGRINE COMMON STOCK VOTE FOR APPROVAL OF THE ISSUANCE OF SHARES OF PEREGRINE COMMON STOCK IN CONNECTION WITH THE MERGER.

    The Harbinger special meeting will be held on            , 2000 at
9:00 a.m. (local time) at             , Atlanta, Georgia             . Only
shareholders who held shares of Harbinger at the close of business on
           , 2000 will be entitled to vote at the Harbinger special meeting.

    The Peregrine special meeting will be held on            , 2000 at
9:00 a.m. (local time) at             , San Diego, California             . Only
stockholders who held shares of Peregrine at the close of business on
           , 2000 will be entitled to vote at the Peregrine special meeting.

    Please use this opportunity to take part in an important business decision for Peregrine and Harbinger by voting at your special meeting. Whether or not you plan to attend your special meeting, please submit your proxy by following the instructions on the enclosed proxy card. Submitting a proxy does NOT deprive you of the right to attend the meeting and vote your shares in person.

    YOUR VOTE IS VERY IMPORTANT. We appreciate your consideration of the merger.

Sincerely,

STEPHEN P. GARDNER                     JAMES M. TRAVERS
President and Chief Executive Officer  President and Chief Executive Officer
Peregrine Systems, Inc.                Harbinger Corporation

    You may also obtain additional information about Harbinger and Peregrine without charge by following the instructions in the section entitled "Where you can find more information" in the joint proxy statement/prospectus.

    THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS            , 2000, AND
IT IS FIRST BEING MAILED OR OTHERWISE DELIVERED TO HOLDERS OF PEREGRINE COMMON
STOCK AND HARBINGER COMMON STOCK ON OR ABOUT            , 2000.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF PEREGRINE COMMON STOCK TO BE ISSUED IN CONNECTION WITH MERGER, NOR HAVE THEY DETERMINED WHETHER THIS JOINT PROXY STATEMENT/PROSPECTUS IS ADEQUATE OR CORRECT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     [LOGO]

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD              , 2000

                            ------------------------

    A special meeting of the shareholders of Harbinger Corporation will be held
at             , Atlanta, Georgia       , on            , 2000 at 9:00 a.m.,
local time, for the following purposes:

    1.  To consider and vote on proposals:

       - to approve and adopt the Agreement and Plan of Merger and Reorganization, dated as of April 5, 2000, by and among Peregrine Systems, Inc., Soda Acquisition Corporation and Harbinger Corporation. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus; and

       - to approve the merger of Harbinger Corporation and Soda Acquisition Corporation, a wholly owned subsidiary of Peregrine, whereby holders of Harbinger common stock will receive 0.75 of a share of Peregrine common stock for each share of Harbinger common stock they own.

    2. To transact any other business that may properly come before the special meeting or any adjournments or postponements of the special meeting.

    The accompanying joint proxy statement/prospectus describes the merger agreement and the proposed merger. We encourage you to read it carefully.

    Only shareholders who held shares of Harbinger common stock at the close of
business on            , 2000 are entitled to vote at the special meeting.

    YOUR VOTE IS VERY IMPORTANT. PLEASE SUBMIT YOUR PROXY ACCORDING TO THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD.

                                          By Order of the Board of Directors
                                          Loren B. Wimpfheimer
                                          SECRETARY

Atlanta, Georgia
           , 2000

    TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE SUBMIT YOUR PROXY ACCORDING TO THE INSTRUCTIONS ON THE ATTACHED PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED. SUBMITTING YOUR PROXY DOES NOT PREVENT YOU FROM ATTENDING THE MEETING AND VOTING YOUR SHARES IN PERSON. IF YOUR SHARES ARE HELD IN AN ACCOUNT AT A BROKERAGE FIRM OR A BANK, YOU MUST INSTRUCT THEM HOW TO VOTE YOUR SHARES. IF YOU DO NOT VOTE OR DO NOT INSTRUCT YOUR BROKER OR BANK HOW TO VOTE, IT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE MERGER AGREEMENT AND THE MERGER.

                                     [LOGO]

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD              , 2000

                            ------------------------

    A special meeting of the stockholders of Peregrine Systems, Inc. will be
held at             , San Diego, California       on            , 2000 at
9:00 a.m., local time, for the following purposes:

    1. To consider and vote on a proposal to issue shares of Peregrine common stock in connection with the proposed merger of Harbinger Corporation with a wholly owned subsidiary of Peregrine as set forth in the Agreement and Plan of Merger and Reorganization, dated as of April 5, 2000 among Peregrine, Harbinger, and Soda Acquisition Corporation, a wholly owned subsidiary of Peregrine. Each outstanding share of Harbinger common stock will be converted into 0.75 of a share of Peregrine common stock in connection with the merger. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/ prospectus.

    2. To transact any other business that may properly come before the special meeting or any adjournments or postponements of the special meeting.

    The accompanying joint proxy statement/prospectus describes the merger agreement and the proposed merger. We encourage you to read it carefully.

    Only shareholders who held shares of Peregrine common stock at the close of
business on            , 2000 are entitled to vote at the special meeting.

    YOUR VOTE IS VERY IMPORTANT. PLEASE SUBMIT YOUR PROXY ACCORDING TO THE INSTRUCTIONS ON THE ATTACHED PROXY CARD.

                                          By Order of the Board of Directors
                                          Richard T. Nelson
                                          SECRETARY

San Diego, California
           , 2000

    TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE SUBMIT YOUR PROXY ACCORDING TO THE INSTRUCTIONS ON THE ATTACHED PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. YOU CAN REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED. SUBMITTING YOUR PROXY DOES NOT PREVENT YOU FROM ATTENDING THE MEETING AND VOTING YOUR SHARES IN PERSON. IF YOUR SHARES ARE HELD IN AN ACCOUNT AT A BROKERAGE FIRM OR A BANK, YOU MUST INSTRUCT THEM HOW TO VOTE YOUR SHARES.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
QUESTIONS AND ANSWERS ABOUT THE MERGER......................      1

SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS.............      5

  The Companies.............................................      5
  The Merger................................................      5

RISK FACTORS................................................     12

  Risks relating to the merger..............................     12
  Risks relating to Peregrine...............................     18
  Risks relating to Harbinger...............................     27

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA............     36

  Peregrine selected consolidated historical financial
    information.............................................     36
  Harbinger selected consolidated historical financial
    information.............................................     36
  Selected unaudited pro forma condensed combined financial
    information.............................................     37
  Comparative per share data................................     38

MARKET PRICE AND DIVIDEND INFORMATION.......................     40

  Peregrine common stock....................................     40
  Harbinger common stock....................................     40
  Recent share prices.......................................     40
  Shareholders..............................................     41
  Dividends.................................................     41

THE SPECIAL MEETINGS........................................     42

  Date, time and place of the special meetings..............     42
  Purposes of the special meetings..........................     42
  Recommendations of the boards of directors................     42
  Record dates and outstanding shares.......................     43
  Vote and quorum required..................................     43
  Treatment of abstentions and broker non-votes.............     44
  Expenses of proxy solicitation............................     44
  Methods of voting.........................................     44
  Revoking your proxy.......................................     45

THE MERGER..................................................     46

  Background of the merger..................................     46
  Joint reasons for the merger..............................     49
  Harbinger's reasons for the merger........................     50
  Recommendation of Harbinger's board of directors..........     52
  Opinion of Goldman, Sachs & Co., financial advisor to
    Harbinger...............................................     52
  Peregrine's reasons for the merger........................     61
  Recommendation of Peregrine's board of directors..........     62
  Opinion of Deutsche Bank Securities Inc., financial
    advisor to Peregrine....................................     63
  Fee arrangements with Peregrine's financial advisor.......     70
  Accounting treatment......................................     70
  Material United States federal income tax considerations
    of the merger...........................................     70
  Delisting and deregistration of Harbinger common stock....     72
  Listing of Peregrine common stock to be issued in the
    merger..................................................     72

                                                                PAGE
                                                              --------
  Regulatory compliance.....................................     72
  Appraisal rights..........................................     72
  Federal securities laws consequences; stock transfer
    restrictions............................................     73
  Interests of certain persons in the merger................     73

THE MERGER AGREEMENT........................................     75

  General...................................................     75
  The merger................................................     75
  Effective time and closing of the merger..................     75
  Procedure to exchange certificates........................     76
  Warrants, stock options and employee benefits.............     76
  Representations and warranties............................     77
  Covenants relating to conduct of business of Harbinger and
    Peregrine...............................................     79
  Additional agreements.....................................     82
  Conditions precedent to the merger........................     87
  Termination; amendment and waiver.........................     88

AGREEMENTS RELATED TO THE MERGER............................     91

  Peregrine stockholders' voting agreements.................     91
  Harbinger shareholders' voting agreements.................     91
  Stock option agreement....................................     92
  Affiliate agreements......................................     94

BUSINESS OF PEREGRINE.......................................     95

  Overview..................................................     95
  Corporate background......................................     95
  Industry background.......................................     95
  Products..................................................     96
  Product integration.......................................    101
  Product development; product authorship model.............    101
  Technology................................................    102
  Sales and marketing.......................................    103
  Professional services and customer support................    104
  Competition...............................................    104
  Intellectual property.....................................    106
  Employees.................................................    107
  Properties................................................    107

PEREGRINE SELECTED CONSOLIDATED FINANCIAL DATA..............    108

PEREGRINE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    109

  Overview..................................................    109
  Results of operations.....................................    111
  Comparison of fiscal years ended March 31, 2000, 1999, and
    1998....................................................    111
  Liquidity and capital resources...........................    114
  Quantitative and qualitative disclosures about market
    risk....................................................    115

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
  STATEMENTS................................................    116

PEREGRINE MANAGEMENT........................................    121

  Executive officers and directors..........................    121
  Board of directors........................................    123

                                                                PAGE
                                                              --------
  Executive compensation....................................    124
  Summary compensation table................................    124
  Option grants in fiscal year 2000.........................    126
  Aggregate option exercises in last fiscal year and fiscal
    year-end option values..................................    127
  Employment agreements and change in control
    arrangements............................................    127
  Limitations on directors' and officers' liability and
    indemnification.........................................    127
  Stock plans...............................................    128

PEREGRINE RELATED PARTY TRANSACTIONS........................    131

PEREGRINE PRINCIPAL STOCKHOLDERS............................    132

BUSINESS OF HARBINGER.......................................    133

  Business-to-business e-commerce...........................    134
  The Internet and Internet Protocol........................    136
  The Harbinger solution....................................    137
  Strategy..................................................    137
  Capabilities..............................................    139
  E-Commerce center.........................................    141
  Catalog data management...................................    143
  Application services and software.........................    143
  E-Commerce services.......................................    145
  Sales and marketing.......................................    146
  Product development.......................................    146
  Competition...............................................    147
  Intellectual property rights..............................    147
  Employees.................................................    149
  Governmental regulations and industry standards...........    149
  Properties................................................    149
  Legal proceedings.........................................    150

SELECTED FINANCIAL DATA OF HARBINGER........................    151

HARBINGER MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    152

  Overview..................................................    152
  Stock repurchase program..................................    152
  Acquisitions and investments..............................    152
  Results of operations.....................................    154
  1999 compared to 1998.....................................    157
  1998 compared to 1997.....................................    159
  Liquidity and capital resources...........................    162
  Euro conversion...........................................    162
  Quantitative and qualitative disclosures about market
    risks...................................................    162

HARBINGER MANAGEMENT........................................    163

  Executive officers and directors..........................    163
  Election and compensation of directors....................    165
  Board committees..........................................    166
  Compensation committee interlocks and insider
    participation...........................................    166
  Executive compensation....................................    167
  Summary compensation table................................    167
  Option grants in last fiscal year.........................    168

                                                                PAGE
                                                              --------
  Agreements with employees.................................    168
  401(k) profit sharing plan................................    169
  Stock option plans and stock purchase plan................    170

HARBINGER RELATED PARTY TRANSACTIONS........................    174

HARBINGER PRINCIPAL SHAREHOLDERS............................    175

DESCRIPTION OF PEREGRINE CAPITAL STOCK......................    177

  General...................................................    177
  Common stock..............................................    177
  Preferred stock...........................................    177
  Antitakeover effects of provisions of certificate of
    incorporation and bylaws................................    178

COMPARISON OF RIGHTS OF HOLDERS OF HARBINGER COMMON STOCK
  AND PEREGRINE COMMON STOCK................................    179

EXPERTS.....................................................    194

LEGAL MATTERS...............................................    194

PEREGRINE STOCKHOLDER PROPOSALS.............................    194

HARBINGER SHAREHOLDER PROPOSALS.............................    194

DOCUMENTS INCORPORATED BY REFERENCE IN THIS JOINT PROXY
  STATEMENT/PROSPECTUS......................................    195

WHERE YOU CAN FIND MORE INFORMATION.........................    196

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................    F-1

EXHIBITS
--------
Annex A              Agreement and Plan of Merger and Reorganization
Annex B              Form of Harbinger Stock Option Agreement
Annex C              Form of Harbinger Voting Agreement
Annex D              Form of Peregrine Voting Agreement
Annex E              Opinion of Goldman, Sachs & Co.
Annex F              Opinion of Deutsche Bank Securities Inc.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

    REFERENCES IN THIS JOINT PROXY STATEMENT/PROSPECTUS TO "WE," "US," "OUR," OR "OURS" REFER, AS THE CONTEXT MAY REQUIRE, TO PEREGRINE, HARBINGER OR THE COMBINED COMPANY AFTER THE MERGER.

Q:  WHAT IS THE PROPOSED MERGER TRANSACTION? (SEE PAGE 46)

    A: The proposed merger transaction is to combine the businesses of Peregrine and Harbinger. To combine the companies, a subsidiary of Peregrine will merge into Harbinger. As a result, Harbinger will become a wholly owned subsidiary of Peregrine. For a more complete description of the merger, see the section entitled "The Merger."

Q:  WHY ARE PEREGRINE AND HARBINGER PROPOSING THE MERGER? (SEE PAGES 49,50 AND
    61)

    A: Peregrine and Harbinger are proposing the merger because they believe the combined company will be well positioned to offer solutions for managing, acquiring and disposing the many assets comprising corporate infrastructure.

        Peregrine and Harbinger each believe that the Internet has redefined the beginning and end points of business processes. We believe that, through the Internet, businesses are now challenged to extend their operations beyond traditional internal constraints and to interact directly with their supplier base. At the same time, suppliers are challenged to reach customers in new ways, notably by making their products and services available over the Internet and through web-based marketplaces for goods and services. We believe business is evolving toward an end-to-end process for managing business assets and infrastructure from the time they are acquired until they are retired. We believe that combining Harbinger and Peregrine can link the internal processes associated with managing assets with the external processes associated with acquiring them.

        A more complete discussion of the companies' respective reasons for proposing the merger is contained under the captions "Peregrine's reasons for the merger" on page 61 and "Harbinger's reasons for the merger" on page 50.

Q: WHAT PERCENTAGE OF PEREGRINE WILL THE FORMER HARBINGER SHAREHOLDERS AND CURRENT PEREGRINE STOCKHOLDERS OWN IMMEDIATELY FOLLOWING THE MERGER?

    A: Immediately following the merger, the former shareholders of Harbinger and the current stockholders of Peregrine will have approximately the following aggregate ownership interests in Peregrine common stock:

                                        PEREGRINE
                                      COMMON STOCK,
                                        ASSUMING
                                     EXERCISE OF ALL
                        PEREGRINE      OUTSTANDING
                         COMMON         HARBINGER
                          STOCK        OPTIONS AND
                       OUTSTANDING      WARRANTS
                       -----------   ---------------
Former Harbinger
  shareholders.......      21.5%           24.5%
Current Peregrine
  stockholders.......      78.5%           75.5%

Q: WHAT WILL HARBINGER SHAREHOLDERS RECEIVE IN EXCHANGE FOR HARBINGER COMMON STOCK IN THE MERGER? (SEE PAGE 75)

    A: When the merger is completed, Harbinger shareholders will receive in exchange for each outstanding share of Harbinger common stock 0.75 of a share of Peregrine common stock.

        Peregrine will not issue fractional shares. Instead of issuing fractional shares, Peregrine will pay Harbinger shareholders cash for any fractional shares of Peregrine common stock they would have otherwise received. The cash amount paid will be based on the average closing price of Peregrine common stock over the five trading days prior to the merger.

        The merger agreement, a contract among Peregrine, Harbinger, and a subsidiary of Peregrine, is attached to this joint proxy statement/prospectus as

        Annex A. You should read the merger agreement carefully as it is the legal document that sets forth the parties' rights.

Q: HOW WILL THE MERGER AFFECT OPTIONS AND WARRANTS TO ACQUIRE HARBINGER COMMON STOCK? (SEE PAGE 76)

    A: Options and warrants to purchase shares of Harbinger common stock will be converted into options and warrants to purchase shares of Peregrine common stock after completion of the merger. The number of shares covered by these options and warrants, and their applicable exercise prices, will be adjusted using the merger exchange ratio of 0.75 of a share of Peregrine common stock for each share of Harbinger common stock that was subject to the applicable option or warrant prior to the merger.

Q: WILL HARBINGER SHAREHOLDERS BE ABLE TO TRADE THE PEREGRINE COMMON STOCK THAT THEY RECEIVE IN THE MERGER? (SEE PAGE 73)

    A: Yes. The Peregrine common stock will be listed on the Nasdaq National
        Market under the symbol "PRGN." Certain persons who are deemed affiliates of Harbinger will be required to comply with Rule 145 under the Securities Act of 1933 if they sell their shares of Peregrine common stock received in the merger.

Q:  WHAT SHAREHOLDER APPROVALS ARE NEEDED TO COMPLETE THE MERGER? (SEE
    PAGES 43)

    A: For Harbinger, holders of a majority of the outstanding shares of Harbinger's common stock must approve and adopt the merger agreement and approve the merger.

        For Peregrine, a majority of the shares of Peregrine common stock present and voting at the Peregrine special meeting, in person or by proxy, must approve the issuance of Peregrine common stock in connection with the merger. In order to hold the special meeting, a majority of Peregrine's outstanding common stock must be present and voting, in person or by proxy.

Q: DOES THE BOARD OF DIRECTORS OF HARBINGER RECOMMEND VOTING IN FAVOR OF THE MERGER? (SEE PAGE 52)

    A: Yes. After careful consideration, Harbinger's board of directors, by the unanimous vote of the directors present, recommends that Harbinger shareholders vote in favor of approval and adoption of the merger agreement and approval of the merger.

Q: DOES THE BOARD OF DIRECTORS OF PEREGRINE RECOMMEND VOTING IN FAVOR OF THE ISSUANCE OF PEREGRINE COMMON STOCK IN THE MERGER? (SEE PAGE 62)

    A: Yes. After careful consideration, Peregrine's board of directors unanimously recommends that Peregrine stockholders vote in favor of the issuance of Peregrine common stock in the merger.

Q: ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE MERGER? (SEE PAGE 12)

    A: Yes. In evaluating the merger, you should carefully consider the factors discussed in the section entitled "Risk Factors" beginning on page 12.

Q:  WHAT DO I NEED TO DO NOW? (SEE PAGE 44)

    A: After carefully reading and considering the information contained in this joint proxy statement/prospectus, please submit your Peregrine or Harbinger proxy according to the instructions on the enclosed proxy card as soon as possible. If you do not submit a proxy or attend your special meeting and vote in person, your shares will not be represented or voted at your meeting.

Q:  CAN I SUBMIT MY PROXY BY TELEPHONE OR OVER THE INTERNET? (SEE PAGE 44)

    A: You may be able to submit your proxy by telephone or over the Internet.
        You should refer to the proxy card included with your materials for instructions about how to vote. If you vote by telephone or over the Internet, you do not need to complete and mail your proxy card.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE AFTER I HAVE SUBMITTED MY PROXY? (SEE PAGE 45)

    A: You can change your vote at any time before your proxy is voted at your special meeting. There are three ways for you to do this:

        - send notice to the secretary of Peregrine or Harbinger (as applicable) that you wish to revoke your proxy;

        - send notice to the secretary of Peregrine or Harbinger (as applicable) that you wish to change your proxy; or

        - attend your special meeting and vote in person.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BANK OR BROKER, WILL MY BANK OR BROKER VOTE MY SHARES FOR ME? (SEE PAGE 44)

    A: Your bank or broker will vote your shares only if you provide instructions on how to vote by following the information provided to you.

        If you do not instruct your bank or broker how to vote your shares, it will not have discretionary authority to vote your shares on the matters currently proposed to be presented at the special meetings. As a result, your bank or broker may deliver a proxy card expressly indicating that it is NOT voting your shares. This indication that a broker is not voting your shares is referred to as a "broker non-vote." Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum at the special meetings. Because the merger requires the approval of holders of a majority of the Harbinger common stock outstanding, a broker non-vote at the Harbinger special meeting will be equivalent to a vote against adoption and approval of the merger agreement and against approval of the merger. At the Peregrine special meeting, a broker non-vote will not effect the outcome of voting on the proposal to approve the issuance of shares of Peregrine common stock in connection with the merger.

Q:  WHAT HAPPENS IF A HARBINGER SHAREHOLDER DOESN'T VOTE? (SEE PAGE 44)

    A: If a Harbinger shareholder doesn't submit a proxy or vote at the Harbinger special meeting, it will have the same effect as a vote against adoption and approval of the merger agreement and approval of the merger.

        - If you submit a proxy and do not indicate how you want to vote, your proxy will be counted as a vote to adopt and approve the merger agreement and to approve the merger.

        - If you submit a proxy and affirmatively elect to abstain from voting, your proxy will have the same effect as a vote against adoption and approval of the merger agreement and against approval of the merger.

Q:  WHAT HAPPENS IF A PEREGRINE STOCKHOLDER DOESN'T VOTE? (SEE PAGE 44)

    A: If you are a Peregrine stockholder and do not submit a proxy or vote at the Peregrine special meeting, your shares will not be counted as present for purposes of determining the presence or absence of a quorum and will have no effect on the outcome of the proposal to approve the issuance of Peregrine common stock in the merger. Your broker could, however, submit a "broker non-vote," which would have the effect described in the question concerning shares held in "street name."

        - If you submit a proxy and do not indicate how you want to vote, your proxy will be counted as a vote to approve the issuance of shares of Peregrine common stock in connection with the merger.

        - If you submit a proxy and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. Consequently, your abstention will have the same effect as a vote against the issuance of Peregrine's common stock in connection with the merger.

Q:  WHEN AND WHERE IS THE HARBINGER SPECIAL MEETING?

    A: The Harbinger special meeting will take place at         , Atlanta,
        Georgia       on         , 2000 at 9:00 a.m., local time.

Q:  WHEN AND WHERE IS THE PEREGRINE SPECIAL MEETING?

    A: The Peregrine special meeting will take place at         , San Diego,
        California       on         , 2000 at 9:00 a.m., local time.

Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED? (SEE PAGE 75)

    A: We are working to complete the merger as quickly as possible. In addition to receiving the required approvals from holders of Peregrine common stock and Harbinger common stock, we must also receive clearance for the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
        We hope to complete the merger before             , 2000.

Q: SHOULD HARBINGER SHAREHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW? (SEE PAGE 76)

    A: No. After the merger is completed, the exchange agent will send Harbinger shareholders written instructions for exchanging their Harbinger stock certificates for Peregrine stock certificates.

Q:  WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO ME? (SEE PAGE 70)

    A: Peregrine and Harbinger each expect the merger to qualify as a tax-free reorganization for U.S. federal income tax purposes. A Harbinger shareholder will recognize gain or loss on any fractional share of Peregrine common stock for which cash is received in lieu of a fractional share.

        Please carefully review the information under the caption "Material United States federal income tax consequences of the merger," beginning
        on page   , for a description of the material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on the facts of your own situation. Please consult your tax advisors for a full understanding of the tax consequences to you of the merger.

Q:  AM I ENTITLED TO APPRAISAL RIGHTS? (SEE PAGE 72)

    A: No. Neither holders of Harbinger common stock nor holders of Peregrine common stock are entitled to appraisal rights in connection with the merger.

Q: WILL THE RIGHTS OF A HARBINGER SHAREHOLDER CHANGE AS A RESULT OF THE MERGER? (SEE PAGE 179)

    A: Yes. The rights of Peregrine stockholders are governed by Delaware law while the rights of Harbinger shareholders are governed by Georgia law. In addition, Harbinger shareholder rights are currently governed by Harbinger's articles of incorporation and bylaws, while Peregrine stockholder rights are governed by Peregrine's certificate of incorporation and bylaws. Harbinger shareholders will become Peregrine stockholders as a result of the merger and, accordingly, their rights will be governed by Delaware law and the certificate of incorporation and bylaws of Peregrine.

Q:  WHOM SHOULD I CALL WITH QUESTIONS? (SEE PAGE 196)

    A: If you have any questions about the merger or any related transaction, please call the investor relations department at Harbinger at
        (404) 467-3000 or at Peregrine at (858) 481-5000. You may also obtain additional information about Peregrine or Harbinger from documents filed with the Securities and Exchange Commission without charge upon written or oral request by following the instructions in the section entitled "Where You Can Find More Information."

                SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS JOINT PROXY STATEMENT/PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THE MERGER, YOU SHOULD CAREFULLY READ THE REST OF THIS JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING THE "RISK FACTORS" SECTION BEGINNING ON PAGE 12 AND THE OTHER DOCUMENTS TO WHICH WE REFER. SEE "WHERE YOU CAN FIND MORE INFORMATION."

                                 THE COMPANIES

PEREGRINE SYSTEMS, INC.

    Peregrine refers to itself as "The Infrastructure Management Company." It offers business organizations an integrated suite of packaged infrastructure resource management application software. These software applications are designed to manage the various aspects of organizational infrastructure from the moment an asset is leased, acquired, or taken from existing stock until the moment it is taken out of service. Infrastructure assets include computers, computer networks, telecommunication assets, physical plant and facilities, corporate car or truck fleets, and many other assets. In addition, Peregrine has recently introduced products designed to automate the processes associated with the procurement and use of infrastructure assets.

    Soda Acquisition Corporation is a wholly owned subsidiary of Peregrine that was recently formed solely for the purpose of the merger. It does not conduct any business and has no material assets. In connection with the merger of Peregrine and Harbinger, Soda Acquisition will be merged with and into Harbinger. Harbinger will then become a wholly owned subsidiary of Peregrine, and Soda Acquisition will no longer exist as a separate corporation.

    Peregrine was incorporated in California in 1981 and reincorporated in Delaware in 1994. Peregrine's principal executive offices are located at 12760 High Bluff Drive, San Diego, California 92130, and its telephone number is
(858) 481-5000. Soda Acquisition has the same address and telephone number as Peregrine.

HARBINGER CORPORATION

    Harbinger is a leading provider of business-to-business electronic commerce products and services. It develops, markets, and supports business-to-business e-commerce software products and provides network communications and consulting services that help businesses automate the cycle of transactions required in the electronic procurement of goods and services.

    Harbinger was incorporated in Georgia in 1988. Harbinger's principal executive offices are located at 1277 Lenox Park Boulevard, Atlanta, Georgia 30319, and its telephone number is (404) 467-3000.

                                   THE MERGER

SUMMARY OF THE MERGER

    The merger involves a business combination of Peregrine and Harbinger. To combine the companies, a subsidiary of Peregrine will merge into Harbinger. As a result, Harbinger will become a wholly owned subsidiary of Peregrine.

    In connection with the merger, each outstanding share of Harbinger common stock will be exchanged for 0.75 of a share of Peregrine common stock. Peregrine will not issue fractional shares in connection with the merger. Instead of issuing fractional shares, Peregrine will pay Harbinger shareholders cash for any fractional shares of Peregrine common stock they would have otherwise received.

REASONS FOR THE MERGER (SEE PAGES 48 AND 60)

    The boards of directors of both Peregrine and Harbinger believe that the merger and the merger agreement are fair to, and in the best interests of, their respective companies and shareholders. Peregrine and Harbinger have each identified several reasons that they believe the merger will be beneficial to each company and each company's shareholders.

    Peregrine and Harbinger each believe that the Internet has redefined the beginning and end points of business processes. We believe that, through the Internet, businesses are now challenged to extend their operations beyond traditional internal constraints and to interact directly with their supplier base. At the same time, suppliers are challenged to reach customers in new ways, notably by making their products and services available over the Internet and through web-based marketplaces for goods and services. We believe business is evolving toward an end-to-end process for managing business assets and infrastructure from the time they are acquired until they are retired. We believe that combining Harbinger and Peregrine can link the internal processes associated with managing assets with the external processes associated with acquiring them. Our reasons are discussed in greater detail under the captions "Joint reasons for the merger" on page 49, "Harbinger's reasons for the merger" beginning on page 50 and "Peregrine's reasons for the merger" beginning on page 61.

RISKS ASSOCIATED WITH PEREGRINE, HARBINGER, AND THE MERGER

    The merger poses a number of risks to both companies and their respective shareholders. In addition, both Peregrine and Harbinger are subject to various risks associated with their businesses. These risks are discussed in greater detail under the caption "Risk Factors" beginning on page 12. Peregrine and Harbinger both encourage you to read and consider all of these risks carefully.

THE SPECIAL MEETINGS (SEE PAGE 42)

    Peregrine and Harbinger will each hold a special meeting of its shareholders in connection with the merger. The purpose of Harbinger's meeting will be to obtain shareholder approval and adoption of the merger agreement with Peregrine and approval of the merger. The purpose of Peregrine's meeting will be to obtain stockholder approval of the issuance of shares of Peregrine common stock in connection with the merger, as required by the rules of the Nasdaq National Market.

    Harbinger's special meeting will be held at 9:00 a.m., local time, on
            , 2000 at             , Atlanta, Georgia       . Peregrine's special
meeting will be held on             , 2000 at 9:00 a.m., local time, at
            , San Diego, California             .

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS (SEE PAGE 42)

    The board of directors of Harbinger has concluded that the merger agreement and the merger are fair to, and in the best interests of, Harbinger and its shareholders. By the unanimous vote of the directors present, the board of directors of Harbinger has recommended that Harbinger's shareholders vote in favor of the approval and adoption of the merger agreement and in favor of approval of the merger.

    The board of directors of Peregrine has also concluded that the merger agreement and the merger are fair to, and in the best interests of, Peregrine and its stockholders. It has unanimously recommended that Peregrine's stockholders vote in favor of the issuance of Peregrine's common stock in connection with the merger.

RECORD DATES (SEE PAGE 43)

    The close of business on             , 2000 has been fixed as the record
date for determining the holders of Peregrine common stock and Harbinger common stock entitled to notice of and to vote at each company's respective special meeting.

VOTING POWER (SEE PAGE 43)

    On the record date,          shares of Harbinger common stock were
outstanding. Each record holder of shares of Harbinger common stock will be entitled at the special meeting to one vote for each Harbinger share held on the record date.

    On the record date,          shares of Peregrine common stock were
outstanding. Each record holder of shares of Peregrine common stock will be entitled to one vote for each Peregrine share held on the record date.

VOTING AGREEMENTS OF OFFICERS, DIRECTORS, AND SIGNIFICANT SHAREHOLDERS (SEE
  PAGE 91)

    Of Harbinger's outstanding shares, 5,987,524 shares are beneficially owned by executive officers, directors, and significant shareholders who are deemed to be affiliates of Harbinger and who signed voting agreements. These shares represented approximately 14.5% of Harbinger's total outstanding shares on the record date. Each of these affiliates has agreed to vote his or her shares at Harbinger's special meeting in favor of the merger and the merger agreement.

    Of Peregrine's outstanding shares, 11,988,403 shares are held by executive officers, directors, and significant stockholders who are deemed to be affiliates of Peregrine and who signed voting agreements. These shares represented approximately 10.8% of Peregrine's total outstanding shares on the record date. Each of these affiliates has agreed to vote his or her shares at Peregrine's special meeting in favor of the issuance of Peregrine common stock in connection with the merger.

VOTE REQUIRED FOR APPROVAL (SEE PAGE 43)

    PEREGRINE'S SPECIAL MEETING

    In order for a vote to be taken at the Peregrine special meeting, a quorum, consisting of a majority of Peregrine's outstanding common stock at the record date, must be present and voting, either in person or by proxy. In order for the merger to become effective, holders of a majority of the shares present at the special meeting, in person or by proxy, must vote in favor of the issuance of shares of Peregrine common stock in connection with the merger. Holders of approximately 10.8% of the outstanding shares of Peregrine common stock have agreed to vote in favor of the issuance of shares of Peregrine common stock in connection with the merger and will be present, in person or by proxy, at the special meeting.

    HARBINGER'S SPECIAL MEETING

    In order for a vote to be taken at the Harbinger special meeting, a quorum, consisting of a majority of Harbinger's outstanding common stock at the record date, must be present and voting, either in person or by proxy. In order for the merger to become effective, holders of at least a majority of Harbinger's outstanding common stock at the record date must adopt and approve the merger agreement and approve the merger. Holders of approximately 14.5% of the outstanding shares of Harbinger common stock have agreed to vote for the merger agreement and the merger and will be present, in person or by proxy, at the special meeting.

TREATMENT OF ABSTENTIONS AND BROKER NON-VOTES (SEE PAGE 44)

    If you submit a proxy that indicates an abstention from voting in all matters, your shares will be counted as present for the purpose of determining the existence of a quorum, but they will not be voted on any matter at the applicable special meeting. Abstentions at the Harbinger special meeting will have the same effect as a vote against adoption and approval of the merger agreement and against approval of the merger because the approval of holders of a majority of the Harbinger common stock outstanding is required for adoption and approval of the merger agreement and the approval of the merger. Abstentions at the Peregrine special meeting will have the same effect as a vote against the issuance of Peregrine's common stock in connection with the merger.

    Banks and brokers who are the registered holder of shares held for the benefit of their clients will not have discretionary voting authority with respect to the matters to be considered at the special meetings. As a result, if you hold your shares in "street name" (I.E., through your bank or broker), your bank or broker will only vote your shares if you provide instructions by following the instructions provided to you. If you do not provide instructions with your proxy, your bank or broker may deliver a proxy card expressly indicating that it is NOT voting your shares. This indication that a broker is not voting your shares is referred to as a "broker non-vote."

    Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum at the special meetings. Because the merger requires the approval of holders of a majority of the Harbinger common stock outstanding, a broker non-vote at the Harbinger special meeting will be equivalent to a vote against adoption and approval of the merger agreement and approval of the merger. At the Peregrine special meeting, a broker non-vote will not affect the outcome of voting on the proposal to approve the issuance of shares of Peregrine common stock in connection with the merger.

OPINIONS OF OUR FINANCIAL ADVISORS (SEE PAGES 52 AND 63)

    In deciding to approve the merger, the boards of directors of both Peregrine and Harbinger considered opinions from their respective financial advisors as to the fairness, from a financial point of view, of the exchange ratio in the merger. In deciding to approve the merger, Harbinger's board of directors considered the opinion of its financial advisor, Goldman, Sachs & Co., and Peregrine's board of directors considered the opinion of its financial advisor, Deutsche Bank Securities Inc.

    The full texts of the written opinions of our advisors are attached to this joint proxy statement/ prospectus as Annex E and Annex F. You should read these opinions carefully and completely for a description of the assumptions made and matters considered by the financial advisors and the limitations of the reviews the advisors conducted. The opinion of Goldman Sachs is directed to Harbinger's board, and the opinion of Deutsche Bank is directed to Peregrine's board. Neither Goldman Sachs' opinion nor Deutsche Bank's opinion addresses the prices at which Peregrine's common stock will trade after the merger. Neither Goldman Sachs nor Deutsche Bank is making any recommendation as to how you should vote your shares at your special meeting.

INTERESTS OF SOME OF HARBINGER'S EXECUTIVE OFFICERS AND SHAREHOLDERS (SEE
  PAGE 73)

    Harbinger shareholders should consider that some officers and directors of Harbinger have interests in the merger that are different from their interests. These interests include:

    - under Harbinger's employment agreement with James M. Travers, its President and Chief Executive Officer, all unvested options he holds at the time of the merger will become immediately vested when the merger is completed;

    - some options granted to other executive officers of Harbinger provide for accelerated vesting if the officer's employment is actually or constructively terminated within 180 days. The executive officers of Harbinger who will receive this benefit are James K. McCormick, Harbinger's Chief Financial Officer; Douglas L. Roberts, Harbinger's Senior Vice President, Worldwide Sales; Daniel L. Manack, Harbinger's Executive Vice President, Global Operations; and Gerald Diamond, Harbinger's Senior Vice President, Worldwide Product Development;

    - Peregrine has agreed to appoint two members of Harbinger's board of directors to its board of directors upon the effectiveness of the merger. Peregrine and Harbinger have not yet determined which Harbinger directors will become Peregrine directors; and

    - Peregrine has agreed to continue to indemnify and provide directors' and officers' insurance coverage for the current officers and directors of Harbinger for a period of six years following the merger.

NO OTHER SOLICITATION OR NEGOTIATION BY HARBINGER (SEE PAGE 82)

    Subject to some exceptions involving a superior acquisition proposal, Harbinger has agreed that it will not solicit, initiate, or engage in discussions with another party concerning an acquisition or business combination with, or investment from, any other party while the merger is pending.

CONDITIONS TO THE MERGER (SEE PAGE 87)

    Peregrine's and Harbinger's obligations to complete the merger are subject to satisfaction or waiver of a number of closing conditions. These conditions include the following:

    - Harbinger's shareholders must have adopted and approved the merger agreement and approved the merger;

    - Peregrine's stockholders must have approved the issuance of shares of Peregrine common stock in connection with the merger;

    - there must be no effective injunction or order preventing the completion of the merger;

    - all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act must have expired or been terminated early;

    - Peregrine and Harbinger must each have received an opinion of its tax counsel that the merger will qualify as a reorganization under
      Section 368(a) of the Internal Revenue Code;

    - the representations and warranties of Peregrine and Harbinger must be true and correct on the closing of the merger unless the failure to be true and correct would not have a material adverse effect; and

    - Peregrine and Harbinger must have each complied in all material respects with their respective obligations and agreements under the merger agreement.

    If either Peregrine or Harbinger waives any condition to the closing of the merger, they will each consider at the time whether the facts and circumstances of the waiver make a resolicitation of proxies from shareholders appropriate.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 88)

    The merger agreement may be terminated, and the proposed merger may be abandoned before (but not after) it becomes effective, under the following conditions:

    - Peregrine and Harbinger may mutually agree to terminate the merger agreement and cancel the merger;

    - Either Peregrine or Harbinger may terminate the merger agreement if a governmental entity prohibits the merger;

    - Either Peregrine or Harbinger may terminate the merger agreement if the merger has not occurred on or before October 31, 2000 and the company seeking to terminate was not the principal cause for the delay;

    - Either Peregrine or Harbinger may terminate the merger agreement if the required shareholder approvals are not obtained at the special meetings;

    - Harbinger may terminate the merger agreement if Peregrine has breached a representation, warranty, or obligation under the merger agreement, and the breach would cause closing conditions not to be met, and Peregrine has not cured the breach within 30 days;

    - Peregrine may terminate the merger agreement if Harbinger has breached a representation, warranty, or obligation under the merger agreement, and the breach would cause closing conditions not to be met, and Harbinger has not cured the breach within 30 days; and

    - Peregrine may terminate the merger agreement if the Harbinger board of directors withdraws or changes its recommendation that Harbinger's shareholders adopt and approve the merger agreement and approve the merger.

PAYMENT OF TERMINATION FEES BY HARBINGER (SEE PAGE 89)

    In the event the merger agreement is terminated, Harbinger may be required to pay Peregrine a termination fee of $50 million. At least $20 million of the termination fee must be paid in cash, and the balance may be paid in shares of Harbinger's common stock.

FEDERAL TAX CONSEQUENCES OF THE MERGER (SEE PAGE 70)

    The merger is structured so that Harbinger's shareholders generally will not recognize gain or loss for United States federal income tax purposes (other than taxes payable because of cash received by Harbinger shareholders in lieu of fractional shares). It is a condition to the merger that both Peregrine and Harbinger receive an opinion from their respective tax counsel concerning this tax treatment. Please carefully review the information "Material United States federal income tax consequences of the merger" beginning on page 72, for a description of the material U.S. federal tax consequences of the merger. The tax consequences to you will depend on the facts of your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

ACCOUNTING TREATMENT OF THE MERGER (SEE PAGE 70)

    Peregrine intends to account for the merger as a purchase for financial accounting purposes. As a result of this accounting treatment, Peregrine will record goodwill on its balance sheet, which will be amortized along with other intangible assets over a five year period. In addition, Peregrine will incur a charge for in-process research and development, currently estimated at $66.1 million, in the quarter in which the merger is completed.

RESTRICTIONS ON RESALE OF PEREGRINE COMMON STOCK ISSUED IN THE MERGER (SEE
  PAGE 73)

    The shares of Peregrine common stock you receive in the merger will be freely tradable after the merger unless you are considered an affiliate of Harbinger under applicable federal securities law. Affiliates of Harbinger may only sell the shares of Peregrine common stock they receive in the merger in compliance with Rule 145 under the Securities Act of 1933, however. Each person that Harbinger believes to be an affiliate has signed an agreement acknowledging his or her obligation to sell in compliance with Rule 145.

ANTITRUST APPROVALS (SEE PAGE 72)

    The merger is subject to waiting periods and other provisions of United States and applicable foreign antitrust laws. Peregrine and Harbinger will make required filings with the United States Department of Justice and the Federal Trade Commission. The applicable waiting periods have not expired as of the date of this joint proxy statement/prospectus. The merger may not be completed until these waiting periods have expired or been terminated. Nevertheless, the Department of Justice, the Federal Trade Commission, or a foreign regulatory agency or other governmental or private person may challenge the merger at any time, including after it is completed.

TRANSFER OF YOUR STOCK CERTIFICATES (SEE PAGE 76)

    If the merger becomes effective, you will receive a transmittal letter from the exchange agent in the merger instructing you how to exchange your Harbinger stock certificates. PLEASE DO NOT SEND ANY STOCK CERTIFICATES UNTIL YOU HAVE RECEIVED THIS INSTRUCTION LETTER. If you have any questions, you may contact Peregrine's transfer agent, ChaseMellon Shareholder Services, L.L.C. at 400 South Hope Street, Fourth Floor, Los Angeles, California 90071. Their telephone number is (213) 553-9700. Please do not contact ChaseMellon with questions about the exchange of certificates until after the merger has been completed.

COMPARATIVE MARKET PRICE DATA (SEE PAGE 40)

    Both Peregrine's and Harbinger's common stock currently trade on the Nasdaq National Market. Peregrine trades under the symbol PRGN, and Harbinger trades under the symbol HRBC. The following table presents trading information about
our common stock on April 5, 2000 and             , 2000. April 5, 2000 was the
last trading day prior to the time the merger agreement was executed and
publicly announced.             was the last practicable trading day prior to
the time we mailed this joint proxy statement/prospectus.

                                                   HARBINGER COMMON STOCK           PEREGRINE COMMON STOCK
                                               ------------------------------   ------------------------------
                                                 HIGH       LOW       CLOSE       HIGH       LOW      CLOSING
                                               --------   --------   --------   --------   --------   --------
April 5, 2000................................  $25.250    $19.438    $24.125    $60.500    $53.375    $58.000
      , 2000.................................

FORWARD LOOKING STATEMENTS IN THIS JOINT PROXY STATEMENT/PROSPECTUS

    This joint proxy statement/prospectus contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statement include statements relating to the business, results of operations, and financial condition of both Peregrine and Harbinger as well as similar statements about the business, results of operations, and financial condition of the combined company after the merger. Words such as will, would, may, could, anticipates, expects, intends, plans, believes, seeks, estimates, and similar expressions often identify forward-looking statements.

    These forward-looking statements are not guarantees of the future performance of Peregrine, Harbinger, or the combined company after the merger. These forward looking statements are subject to many risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of these and other factors in the section entitled "Risk Factors" beginning on page 12.

                                  RISK FACTORS

    THE MERGER INVOLVES A HIGH DEGREE OF RISK. BY VOTING IN FAVOR OF THE MERGER, SHAREHOLDERS OF HARBINGER WILL BE CHOOSING TO INVEST IN PEREGRINE'S COMMON STOCK. BY VOTING IN FAVOR OF THE ISSUANCE OF SHARES OF PEREGRINE'S COMMON STOCK IN CONNECTION WITH THE MERGER, STOCKHOLDERS OF PEREGRINE WILL BE CHOOSING TO ISSUE A SUBSTANTIAL NUMBER OF PEREGRINE'S SHARES IN ORDER TO MERGE WITH HARBINGER. BOTH HARBINGER SHAREHOLDERS AND PEREGRINE STOCKHOLDERS WILL BE ASSUMING THE ADDITIONAL RISKS ASSOCIATED WITH THE MERGER AND THE ON-GOING OPERATIONS OF THE COMBINED COMPANY. SHAREHOLDERS OF HARBINGER AND STOCKHOLDERS OF PEREGRINE SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS IN DETERMINING HOW TO VOTE.

RISKS RELATING TO THE MERGER

    IF OUR CUSTOMER MARKETS DO NOT PERCEIVE BENEFITS FROM INTEGRATING PEREGRINE'S INFRASTRUCTURE MANAGEMENT PRODUCTS WITH HARBINGER'S E-BUSINESS AND INTERNET PROCUREMENT SOLUTIONS, OUR COMBINED REVENUES MAY NOT GROW OR MAY NOT SUSTAIN THE HISTORICAL GROWTH RATES OF EITHER COMPANY, OUR BUSINESS WOULD BE ADVERSELY AFFECTED, AND OUR STOCK PRICE COULD DECLINE.

    The success of the merger depends on market acceptance of our strategic initiative to integrate Peregrine's infrastructure management software products with Harbinger's e-business and internet procurement offerings. If customers do not perceive benefits from combining our product lines, we will not realize the principal strategic benefit that our managements currently anticipate from the merger. As a result, we would not experience increased revenues as a result of the merger and could experience declining revenues or substantially slower revenue growth than either company experienced prior to the merger. Any of these events would have an adverse effect on our combined operating results and could lead to a decline in Peregrine's stock price.

    BOTH PEREGRINE'S AND HARBINGER'S EXISTING BUSINESSES ARE STILL RELATIVELY NEW AND DEVELOPING. IT IS DIFFICULT TO PREDICT HOW THE COMBINED COMPANY'S BUSINESS WILL EVOLVE OR WHETHER A MARKET WILL DEVELOP OR, IF DEVELOPED, CONTINUE TO EXIST FOR OUR INTEGRATED PRODUCT OFFERINGS.

    Because each of our independent businesses is still developing, it is hard for us to predict how the business of the combined company will evolve and whether it will achieve market acceptance. If we cannot develop an integrated product line that achieves and maintains market acceptance, our business and operating results will be harmed. Peregrine's and Harbinger's existing markets are each new, developing, and relatively unproven. Beginning in late 1997, Peregrine began to shift its product strategy beyond providing software products to manage the help desks that support users of internal corporate computer networks. Through acquisitions and internal product development, Peregrine expanded its product line in an effort to develop a market for infrastructure resource management software solutions that help companies manage the various assets in their corporate infrastructures, including their computer networks and other information technology assets. More recently, Peregrine has further expanded its product line to offer products that help manage assets that are not purely technology assets. These additional products help manage corporate assets such as corporate car and truck fleets, rail fleets and physical plant and facilities. In addition, in the second half of fiscal 2000, Peregrine introduced GET.IT!, a line of employee self-service products that facilitate the acquisition and use of infrastructure assets, services, and information. Harbinger historically focused on providing electronic commerce software products and network servers and has recently shifted its strategy toward creating and supporting internet-based trading solutions. In connection with this strategic shift, Harbinger is now offering its products on a subscription basis over harbinger.net for a recurring fee in lieu of a one time license payment. You should carefully review the more detailed discussion of the risks associated with each of our individual businesses. These discussions are contained under the risk factors captioned "Risks relating to Peregrine" and "Risks relating to Harbinger."

    SHAREHOLDERS OF HARBINGER WILL RECEIVE A FIXED NUMBER OF SHARES OF PEREGRINE'S COMMON STOCK, REGARDLESS OF CHANGES IN THE PRICE OF PEREGRINE'S COMMON STOCK OR HARBINGER'S COMMON STOCK.

    Shareholders of Harbinger will receive 0.75 of a share of Peregrine common stock for each share of Harbinger common stock held by them at the time the merger becomes effective. There will be no adjustment to this exchange ratio for any changes in the market price of either Peregrine common stock or Harbinger common stock. In addition, neither Peregrine nor Harbinger may terminate the merger agreement or "walk away" from the merger solely because of changes in the market price of either company's common stock. In addition to fluctuations relating to changing market assessment of each company individually, the share prices of Peregrine common stock and Harbinger common stock are by nature subject to general stock market fluctuations, particularly fluctuations in the market value of technology companies. Peregrine's and Harbinger's stock prices have experienced substantial volatility historically and extremely strong volatility since the announcement of the merger. We cannot predict or give any assurances as to the market price of Peregrine's or Harbinger's common stock before the merger or at any time after the merger.

    WE MAY EXPERIENCE PROBLEMS INTEGRATING THE BUSINESSES OF PEREGRINE AND HARBINGER. ANY INTEGRATION PROBLEMS COULD CAUSE US TO INCUR SUBSTANTIAL UNANTICIPATED COSTS AND EXPENSES, WHICH WOULD HARM OUR OPERATING RESULTS.

    If we fail to integrate our businesses successfully, we will incur substantial costs, which will increase our expenses and reduce any earnings or potentially result in losses, and we will fail to achieve the expected synergies and cost reductions of the merger. In addition, integration problems could divert management's attention from other business opportunities, which could result in slower revenue growth than anticipated or in declines in revenue. Integrating Peregrine's business with Harbinger's business will be complex, time-consuming, and expensive. It may disrupt both companies' businesses if not completed in a timely and efficient manner. Peregrine and Harbinger are both global companies with substantial operations throughout the world, and integrating geographically separate and dispersed organizations may be difficult. Peregrine has never attempted to integrate a merger with a company as large as Harbinger.

    Specific integration challenges faced by Peregrine and Harbinger include the following:

    - retaining existing customers and strategic partners;

    - retaining and integrating management and other key employees of both companies;

    - combining product offerings and product lines effectively and quickly, including technical integration by our respective engineering teams;

    - integrating sales efforts so that customers can easily do business with the combined company;

    - transitioning multiple locations around the world to common systems, including common information technology systems;

    - persuading employees that the business cultures of the two companies are compatible;

    - successfully developing and promoting a unified brand strategy and marketing it to existing and prospective customers; and

    - developing and maintaining uniform standards, controls, procedures, and policies.

    THE MERGER COULD IMPAIR EXISTING RELATIONSHIPS OF PEREGRINE AND HARBINGER WITH SUPPLIERS, CUSTOMERS, STRATEGIC PARTNERS, AND EMPLOYEES, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR INDIVIDUAL AND COMBINED BUSINESSES AND FINANCIAL RESULTS.

    The public announcement of the merger could substantially impair important business relationships of either company. Impairment of these business relationships could reduce our revenues or increase our expenses, either of which would harm our financial results. Specific examples of situations in which we could experience problems include the following:

    - suppliers, distributors, or customers of either Peregrine or Harbinger could decide to cancel or terminate existing arrangements, or fail to renew those arrangements, as a result of the merger;

    - potential customers who are currently negotiating with Peregrine or Harbinger with respect to the purchase or license of their products and services may delay purchases, or defer or terminate negotiations, as a result of uncertainty about the merger;

    - customers of Harbinger who use products of Peregrine's competitors could terminate or delay orders with Harbinger because they question Harbinger's continued commitment to provide products and enhancements, or to support products, used in conjunction with products of Peregrine's competitors;

    - key employees of Harbinger, particularly those for whom vesting of options or other benefits will accelerate as a result of the merger, may decide to terminate their employment; and

    - other current or prospective employees of Peregrine and Harbinger may experience uncertainty about their future roles with the combined company, which could adversely affect our ability to attract and retain key management, sales, marketing, and technical personnel.

    THE MERGER COULD RESULT IN SLOWER REVENUE GROWTH RATES FOR THE COMBINED COMPANY THAN THOSE APPLICABLE TO PEREGRINE PRIOR TO THE MERGER, WHICH COULD ADVERSELY AFFECT THE OPERATING RESULTS OF THE COMBINED COMPANY AND LEAD TO A DECLINE IN ITS STOCK PRICE. HARBINGER'S REVENUES AND PROFITS COULD DECREASE AS IT TRANSITIONS TO A BUSINESS MODEL THAT EMPHASIZES RECURRING SERVICES REVENUES.

    Peregrine may not be able to maintain its recent revenue growth rates after the merger, which could have an adverse effect on its operating results and could lead to a decline in its stock price. Peregrine's revenues grew from $62 million in fiscal 1998 to $138 million in fiscal 1999 and $253 million in fiscal 2000. Harbinger has experienced substantially slower growth rates than Peregrine in recent periods, with revenues growing from $118 million in fiscal 1997 to $135 million in fiscal 1998 to $156 million in fiscal 1999. Harbinger is currently changing its business model by creating and supporting internet-based trading solutions that assist companies to automate their procurement process and by providing customers with the ability to use Harbinger's products on a hosted subscription basis. The risks associated with the transition in Harbinger's business model are more fully discussed under "Risks related to Harbinger." If the merger does not create the product and financial synergies management currently anticipates, and particularly if Harbinger's business transition is not successful, the combined company's revenue growth rates could be substantially lower than Peregrine's recent growth rates. In particular, if Peregrine and Harbinger experience integration problems, management's attention could be diverted from Peregrine's existing core business and lead to slower revenue growth rates for that business. Even if the merger is not completed, Peregrine's management does not believe that its historical growth rates can necessarily be maintained. A more detailed discussion of Peregrine's business and associated risks is contained under the caption "Risks related to Peregrine."

    HARBINGER AND SOME OF ITS CURRENT AND FORMER OFFICERS AND DIRECTORS ARE DEFENDANTS IN SHAREHOLDER LITIGATION FOR WHICH HARBINGER IS NOT INSURED. THE OUTCOME OF THIS LITIGATION, IF DETERMINED ADVERSELY TO HARBINGER, COULD HAVE AN ADVERSE EFFECT ON THE COMBINED COMPANY'S FINANCIAL CONDITION AFTER THE MERGER.

    If outstanding shareholder litigation against Harbinger were decided adversely to Harbinger, or Harbinger were required to settle this litigation for a substantial sum, our financial condition as a combined company after the merger could be materially and adversely affected. In September 1999, a complaint was filed against Harbinger and some of its current and former officers and directors in the

United States District Court for the Northern District of Georgia. The complaint alleges causes of action for misrepresentation and violations of federal securities laws. An amended complaint was filed in March 2000, alleging additional causes of action, including allegations relating to accounting improprieties. The complaints relate to actions by Harbinger during the period from February 1998 to October 1998. Harbinger did not maintain directors' and officers' liability insurance during this period. As a result, Harbinger is not insured with respect to any potential liability of Harbinger or any officer or director of Harbinger. Harbinger is, however, obligated under agreements with each of its officers and directors to indemnify them for the costs incurred in connection with defending themselves against this litigation and is obligated to indemnify them to the maximum extent permitted under applicable law if they are held liable.

    The pending litigation is still in the early stages. As a result, we are unable to estimate the damages, or range of damages, that Harbinger or the combined company might incur in connection with this litigation. In addition, defending the litigation will involve substantial direct expenses and will likely result in a diversion of management's time and attention away from business operations, which could have an adverse effect on the results of operations of Harbinger or the combined company.

    FUTURE ACQUISITIONS BY THE COMBINED COMPANY COULD COMPOUND ANY INTEGRATION PROBLEMS RESULTING FROM THE MERGER OF PEREGRINE AND HARBINGER AND COULD ADVERSELY AFFECT OUR COMBINED OPERATING RESULTS. CONVERSELY, INTEGRATING PEREGRINE AND HARBINGER COULD CONSUME SUBSTANTIAL RESOURCES AND MANAGEMENT TIME, CAUSING US TO FOREGO POTENTIAL ACQUISITIONS THAT WOULD FURTHER OUR STRATEGIC OBJECTIVES.

    Future acquisitions could make integrating Peregrine and Harbinger more difficult and could adversely affect the operating results of the combined company after the merger. Peregrine and Harbinger have each pursued aggressive acquisition strategies in recent years in efforts to respond to changes in the markets for their products and services. As a combined company, we may continue to make strategic acquisitions or significant investments in businesses that offer complementary products, services, and technologies. If we experience problems with these acquisitions, or these acquisitions do not ultimately provide the strategic and financial benefits anticipated, our financial results as a combined company could be harmed.

    On the other hand, we could be prevented from pursuing important strategic acquisitions and investments if management resources are consumed with integration issues arising from the merger of Peregrine and Harbinger. The markets for our products are constantly changing, and our management believes it is important to be able to respond to these changes quickly, which may require us to acquire other companies or technologies. If the merger of Peregrine and Harbinger leaves us unable to focus on these strategic objectives as a result of integration or other issues, our future revenues and operating results could be adversely affected, and our stock price could decline.

    PEREGRINE'S REPORTED FINANCIAL RESULTS WILL SUFFER AS A RESULT OF PURCHASE ACCOUNTING TREATMENT OF THE MERGER AND THE AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS.

    Purchase accounting treatment of the merger will result in a net loss for Peregrine for the foreseeable future, which could have a material and adverse effect on the market price of Peregrine's common stock. Under purchase accounting, Peregrine will record the following as an asset on its balance sheet:

    - the fair value of the consideration given for Harbinger's outstanding common stock;

    - the fair value of the consideration given for outstanding options and warrants to purchase Harbinger common stock, which Peregrine will assume in connection with the merger; and

    - merger-related direct transaction costs, including the fees of our legal, accounting, and financial advisors.

    Peregrine will allocate these costs to individual Harbinger assets acquired and liabilities assumed. These assets and liabilities will include various identifiable intangible assets such as acquired technology, acquired trademarks and tradenames, and acquired workforce. Intangible assets, including goodwill, will be amortized over a five year period. In addition, Peregrine will allocate a portion of the purchase price for acquiring Harbinger to in-process research and development. In-process research and development, which is currently estimated at $66.1 million for Harbinger, will be expensed in the quarter in which the merger is completed.

    As described in the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page 114, the amount of purchase cost allocated to goodwill and other intangibles is estimated to be approximately $1.3 billion. If goodwill and other intangible assets were amortized in equal annual amounts following completion of the merger, the accounting charge attributable to these items would be approximately $250.0 million per fiscal year.

    PEREGRINE STOCKHOLDERS MAY NOT REALIZE A BENEFIT FROM THE MERGER COMMENSURATE WITH THE OWNERSHIP DILUTION THEY WILL EXPERIENCE IN CONNECTION WITH THE MERGER.

    If the combined company is unable to realize the strategic and financial benefits currently anticipated from the merger, Peregrine stockholders will have experienced substantial dilution of their ownership interest without receiving any commensurate benefit. In connection with the merger, Peregrine anticipates it will issue approximately 35.6 million shares of its common stock (including options being assumed), representing approximately 32.5% of its outstanding common stock prior to the merger.

    OFFICERS AND DIRECTORS OF HARBINGER HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE MERGER.

    Some of the directors and officers of Harbinger are parties to agreements, or participate in other arrangements, that give them interests in the merger that are different from your interests. These potential conflicts of interests include the following:

    - as a result of the merger, unvested options held by James M. Travers, Harbinger's President and Chief Executive Officer, will immediately vest;

    - some officers of Harbinger will be entitled to severance payments and additional accelerated vesting of options if they are terminated by the combined company after completion of the merger;

    - Peregrine has agreed that Harbinger will be entitled to designate two current directors of Harbinger who are reasonably acceptable to Peregrine to serve on the combined company's board of directors; and

    - Peregrine has agreed to cause the combined company to indemnify each present and former Harbinger officer and director against liabilities arising out of his or her services as an officer or director. The combined company will maintain officers' and directors' liability insurance to cover any of these liabilities for the next six years.

    For the above reasons, the directors and officers of Harbinger receiving these benefits could be more likely to vote to approve the merger agreement than if they did not have these interests. Harbinger shareholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

    Harbinger's officers and directors, together, beneficially own approximately 5,987,524 shares of Harbinger's common stock, representing 14.5% of all outstanding shares of Harbinger common stock entitled to vote at the Harbinger special meeting have agreed to vote in favor of the merger. In addition, officers and directors of Peregrine beneficially owning approximately 11,988,403 shares of

Peregrine's common stock, representing 10.8% of all outstanding shares of Peregrine common stock entitled to vote at the special meeting, have agreed to vote at the Peregrine special meeting in favor of the issuance of Peregrine common stock in connection with the merger. The share ownership numbers in this paragraph include shares which could be purchased within 60 days of March 31, 2000 upon exercise of options.

    THE STOCK PRICES OF PEREGRINE AND HARBINGER HAVE BEEN EXTREMELY VOLATILE IN THE PAST, HAVE BEEN INCREASINGLY VOLATILE SINCE THE ANNOUNCEMENT OF THE MERGER, AND SHOULD BE EXPECTED TO REMAIN VOLATILE IN THE FUTURE.

    The market for technology stocks is particularly volatile, and both Peregrine and Harbinger have experienced substantial swings in their stock prices in recent periods. In addition, their stock prices have each been extremely volatile since the announcement of the merger. The following factors could cause the market price of the stock price of Peregrine, Harbinger, or after the merger, the combined company to fluctuate significantly:

    - announcements by Peregrine, Harbinger, the combined company, or any of their competitors of significant contracts, new products or technological innovations, acquisitions, strategic relationships, joint ventures, or capital commitments;

    - changes in financial estimates or recommendations by securities analysts, including changes in estimates and recommendations relating to the merger;

    - changes in market valuations of software and business-to-business e-commerce companies; and

    - general fluctuations in stock market prices and volumes.

    FAILURE TO COMPLETE THE MERGER COULD HAVE A NEGATIVE IMPACT ON THE STOCK PRICE OF PEREGRINE AND/OR HARBINGER AS WELL AS A NEGATIVE IMPACT ON THEIR BUSINESSES AND FINANCIAL RESULTS.

    If the merger is not completed for any reason, Peregrine and Harbinger may be subject to a number of material risks, including the following:

    - Harbinger may be required under certain circumstances to pay Peregrine a termination fee of $50.0 million, at least $20.0 million of which must be paid in cash and the balance of which may be paid in Harbinger common stock based on a price per share of $24.125;

    - the price of Peregrine and/or Harbinger common stock may decline to the extent that the relevant current market price reflects a market assumption that the merger will be completed. The companies' stock prices may also decline because of uncertainty concerning the stand-alone prospects of either company; and

    - some costs related to the mergers, such as legal, accounting, financial advisory, and financial printing fees must be paid even if the mergers are not completed.

    THE MERGER MAY PROCEED DESPITE MATERIAL ADVERSE CHANGES TO EITHER PEREGRINE'S OR HARBINGER'S RESPECTIVE BUSINESSES THAT RESULT FROM THE ANNOUNCEMENT OF THE MERGER, FROM CHANGES AFFECTING THE ECONOMY OR THE SOFTWARE INDUSTRY GENERALLY, AND FROM OTHER CAUSES.

    In general, either Peregrine or Harbinger may decline to complete the merger if there is a material adverse change affecting the other company between the date of the merger agreement and the completion of the merger. However, certain types of changes, even if they have a material adverse effect on Peregrine or Harbinger, will not permit the parties to abandon the merger. For example, neither company may terminate the merger agreement as a result of any of the following:

    - changes in either company's stock price or trading volume;

    - either company's failure to meet or exceed the earnings estimates of research analysts;

    - either company's failure to meet or exceed its own internal earnings estimates;

    - changes in either company's industry that do not disproportionately affect that company;

    - changes affecting the United States economy generally; or

    - changes resulting from the announcement and pendency of the merger.

    If these types of adverse changes occur and Peregrine and Harbinger must still complete the merger, the benefits of the merger to Peregrine and Harbinger may be reduced, the trading price of either Peregrine common stock or Harbinger common stock could decline prior to the merger, and the price of Peregrine common stock after the merger could be adversely affected.

RISKS RELATING TO PEREGRINE

    PEREGRINE HAS A HISTORY OF LOSSES, CANNOT PREDICT ITS FUTURE OPERATING RESULTS, AND CANNOT ASSURE ITS FUTURE PROFITABILITY. IN ADDITION, MANAGEMENT DOES NOT BELIEVE ITS RECENT REVENUE GROWTH RATES ARE NECESSARILY SUSTAINABLE.

    Prediction of Peregrine's future operating results is difficult, if not impossible, and we have incurred substantial losses in recent years. If we continue to incur losses, if our revenues decline or grow at a slower rate, or if our expenses increase without commensurate increases in revenues, our operating results will suffer and our stock price may fall. Through March 31, 2000, we had recorded cumulative net losses of approximately $64.9 million, including approximately $113.4 million related to the write-off of acquired in-process research and development and the amortization of goodwill and other intangible assets in connection with several acquisitions completed since late 1997. We have also incurred, and expect to continue to incur, substantial expenses associated with the amortization of intangible assets. In addition, our management does not believe our recent growth rates are necessarily sustainable in the future or indicative of future growth rates. If our revenue growth rates slow or our revenues decline, our operating results could be seriously impaired because many of our expenses are fixed and cannot be easily or quickly changed.

    PEREGRINE'S REVENUES VARY SIGNIFICANTLY FROM QUARTER TO QUARTER FOR NUMEROUS REASONS BEYOND ITS CONTROL. QUARTER-TO-QUARTER VARIATIONS COULD RESULT IN SUBSTANTIAL DECREASES IN PEREGRINE'S STOCK PRICE IF ITS REVENUES OR OPERATING RESULTS ARE LESS THAN MARKET ANALYSTS ANTICIPATE.

    Our revenues or operating results in a given quarter could be substantially less than anticipated by market analysts, which could result in substantial declines in our stock price. In addition, quarter-to-quarter variations could create uncertainty about the direction or progress of our business, which could also result in stock price declines. Our revenues and operating results will vary from quarter to quarter for many reasons beyond our control. As a result, our quarterly revenues and operating results are not predictable with any significant degree of accuracy. Reasons for variability of our revenues and operating results include the following:

    - SIZE, TIMING, AND CONTRACTUAL TERMS OF ORDERS. Our revenues in a given quarter could be adversely affected if we are unable to complete one or more large license agreements, if the completion of a large license agreement is delayed, or if the contract terms prevent us from recognizing revenue during that quarter. In addition, when negotiating large software licenses, many customers tend to time their negotiations until quarter-end in an effort to improve their ability to negotiate more favorable pricing terms. As a result, we tend to recognize a substantial portion of our revenues in the last month or weeks of a quarter, and license revenues in a given quarter will substantially depend on orders booked during the last month or weeks of a quarter. Our revenue growth in recent periods has been attributable in part to an increase in the number of large license transactions we completed in a given period. We expect our reliance on these large transactions to continue for the forseeable future. If we are unable to complete a large license transaction in a particular quarter, our revenues and operating results could be materially below the expectations of market analysts, and our stock price could fall.

    - ANNOUNCEMENTS BY PEREGRINE OR OUR COMPETITORS. Announcements of new products or releases by us or our competitors could cause customers to delay purchases pending the introduction of the new product or release. In addition, announcements by us or our competitors concerning pricing policies could have an effect on our revenues in a given quarter.

    - CUSTOMER BUDGETING CYCLES. Our quarter-to-quarter revenues will depend on customer budgeting cycles. If customers change their budgeting cycles, or reduce their capital spending on technology, our revenues could decline.

    - CHANGES IN PRODUCT MIX. Changes in our product mix could adversely affect our operating results because some products provide higher margins than others. For example, margins on software licenses tend to be higher than margins on maintenance services.

    - CHANGES IN METHOD OF SALE. Our profit margins will tend to vary based on whether a sale was made through our direct sales force or through a reseller or other strategic partner. Sales through indirect channels tend to be less profitable, and if sales through indirect channels increased relative to direct sales, our operating results could be harmed. Sales through indirect channels, including distributors, third party resellers, and system integrators, represent a significant percentage of our total sales. We expect this trend to continue in the future. As a result, we could experience a shortfall in our revenues, or a substantial decline in our rate of revenue growth, if sales through our indirect channels were to decrease or were to increase at a slower rate. We have less ability to manage our sales through indirect channels and less visibility about our channel partner's success in selling our products. As a result, we could experience unforeseen variability in our revenues and operating results for a number of reasons, including the following:

       - inability of our channel partners to sell our products;

       - a decision by our channel partners to favor products that compete with Peregrine's;

       - inability of our channel partners to manage the timing of their purchases from Peregrine against their sales to end-users, resulting in substantial inventories of unsold licenses held by our channel partners; or

       - our inability to increase the number of channel partners that sell our products or to maintain relationships with existing channel partners.

    - CANCELLATION OF LICENSES OR MAINTENANCE AGREEMENTS. Cancellations of licenses or maintenance contracts could reduce our revenues and harm our operating results. In particular, our customers tend to renew their maintenance contracts on an annual basis. Substantial cancellations of maintenance agreements, or a substantial failure to renew maintenance contracts, would reduce our revenues and harm our operating results.

    THE LONG SALES CYCLE FOR PEREGRINE'S PRODUCTS MAY CAUSE SUBSTANTIAL FLUCTUATIONS IN OUR REVENUES AND OPERATING RESULTS.

    Delays in customer orders could result in our revenues being substantially below the expectations of market analysts. In addition, we may incur substantial sales and marketing expenses during a particular period in an effort to obtain orders. If we are unsuccessful in generating offsetting revenues during that period, our revenues and earnings could be substantially reduced or we could experience a large loss. We are likely to experience delays in customer orders because the sales cycle for our products is long and unpredictable. Specifically, our customers' planning and purchase decisions involve a significant commitment of resources and a lengthy evaluation and product qualification process. The

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sales cycle for our products requires us to engage in a sales cycle that, if it results in a sale, takes six to nine months to complete. The length of the sales cycle may be extended beyond six or nine months due to factors over which we have little or no control, including the size of the transaction and the level of competition we encounter in our sales activities. During the sales cycle, we typically provide a significant level of education to prospective customers regarding the use and benefits of our products. Any delay in the sales cycle of a large license or a number of smaller licenses could have an adverse effect on our results of operation and financial condition.

    SEASONAL TRENDS IN SALES OF PEREGRINE'S SOFTWARE PRODUCTS MAY RESULT IN A PERIODIC REDUCTION IN ITS REVENUES AND IMPAIRMENT OF ITS OPERATING RESULTS.

    Seasonality in our business could result in our revenues in a given period being less than market estimates. Seasonality could also result in quarter-to-quarter decreases in our revenues. In either of these events, seasonality could have an adverse impact on our results of operations. Historically, our revenues and operating results in our December quarter have tended to benefit, relative to our June and September quarters, from purchase decisions made by the large concentration of customers with calendar year-end budgeting requirements. Revenues and operating results in our March quarter have tended to benefit from the efforts of our sales force to meet fiscal year-end sales quotas. These historical patterns may change over time, however, particularly as our operations become larger and the sources of our revenue change or become more diverse. For example, our international operations have expanded significantly in recent years, particularly in Europe. We also have an international presence in the Pacific Rim and Latin America. We may experience variability in demand associated with seasonal buying patterns in these foreign markets. As an example, the September quarter is typically weaker in Europe for many technology companies, including Peregrine, due to the European summer holiday season.

    IF A MARKET FOR PEREGRINE'S INFRASTRUCTURE RESOURCE MANAGEMENT SOFTWARE AND ASSET PROCUREMENT SOLUTIONS DOES NOT DEVELOP, WE WILL BE UNABLE TO SELL OUR PRODUCTS OR INCREASE OUR REVENUES. THE MARKET FOR OUR PRODUCTS IS STILL RELATIVELY NEW AND UNPROVEN.

    If the market for our infrastructure management software products does not continue to develop as Peregrine anticipates, Peregrine's business and operating results would be adversely affected, and our financial condition could deteriorate. Until recently, Peregrine's product strategy focused on providing software products that help to manage business computer networks and other information technology assets. Beginning in late 1997, we began to broaden our product line to offer products capable of managing multiple aspects of a business enterprise's infrastructure, including its physical plant and facilities, its telecommunications networks, its distribution systems, and its corporate car and rail fleets. Prior to our introduction of these products, an integrated software solution for managing corporate infrastructure assets did not exist in the market. Rather, corporations purchased software to manage specific components of their infrastructure. In the second half of fiscal 2000, Peregrine attempted to further expand its infrastructure management product line by introducing GET.IT!, a line of employee self-service products that facilitate the acquisition and use of infrastructure assets, services, and information. As a result, the market for our products is still new and unproven and is continuing to develop. If a market for infrastructure management solutions fails to develop, or develops in ways we do not anticipate, our business would be seriously impaired. In particular, our revenues and operating results would decrease, and we could experience losses.

    IF PEREGRINE DOES NOT RESPOND ADEQUATELY TO ITS INDUSTRY'S EVOLVING TECHNOLOGY STANDARDS, OR DOES NOT CONTINUE TO MEET THE SOPHISTICATED NEEDS OF ITS CUSTOMERS, SALES OF ITS PRODUCTS MAY DECREASE.

    As a result of rapid technological change in our industry, our competitive position in existing markets, or in markets we may enter in the future, can be eroded rapidly by product advances and technological changes. We may be unable to improve the performance and features of our products as necessary to respond to these developments. In addition, the life cycles of our products are difficult to estimate. Our growth and future financial performance depend in part on our ability to improve existing products and develop and introduce new products that keep pace with technological advances, meet changing customer needs, and respond to competitive products. Our product development efforts will continue to require substantial investments. We may not have sufficient resources to make these investments. In addition, if we are required to expend substantial resources to respond to specific technological or product changes, our operating results would be adversely affected.

    IF PEREGRINE CANNOT ATTRACT EXPERIENCED SALES PERSONNEL, SOFTWARE DEVELOPERS, AND HIGHLY-TRAINED CUSTOMER SERVICE PERSONNEL, IT WILL NOT BE ABLE TO SELL AND SUPPORT ITS PRODUCTS.

    If we are not successful in attracting and retaining qualified sales personnel, software developers, and customer service personnel, our revenue growth rates could decrease, or our revenues could decline, and our operating results could be materially harmed. Our products and services require a sophisticated selling effort targeted at several key people within our prospective customers' organizations. This process requires the efforts of experienced sales personnel as well as specialized consulting professionals. In addition, the complexity of our products, and issues associated with installing and maintaining them, require highly trained customer service and support personnel. We intend to hire a significant number of these personnel in the future and train them in the use of our products. We believe our success depends in large part on our ability to attract and retain these key employees. Competition for these employees is intense, and we have in the past experienced difficulty recruiting qualified employees.

    PEREGRINE'S BUSINESS WOULD BE HARMED IF ONE OR MORE MEMBERS OF ITS SENIOR MANAGEMENT TEAM CHOSE TO LEAVE PEREGRINE.

    The loss of the services of one or more our executive officers or key employees, or the decision of one or more of these individuals to join a competitor, could adversely affect our business and harm our operating results and financial condition. Our success depends to a significant extent on the continued service of our senior management and other key sales, consulting, technical, and marketing personnel. None of our senior management is bound by an employment agreement. In addition, only a few employees who were significant shareholders of businesses we acquired are bound by noncompetition agreements. Peregrine does not maintain key man life insurance on any of its employees.

    IF PEREGRINE FAILS TO MANAGE EXPANSION EFFECTIVELY, THIS WILL PLACE A SIGNIFICANT STRAIN ON ITS MANAGEMENT AND OPERATIONAL RESOURCES.

    Our recent growth rates have placed a significant strain on our management and operational resources. Peregrine has expanded its operations rapidly in recent years and intends to continue to expand in order to pursue market opportunities that management believes are attractive. Our customer relationships could be strained if we are unable to devote sufficient resources to them as a result of our growth, which could have an adverse effect on our future revenues and operating results.

    NEW PRODUCT INTRODUCTIONS OR ENHANCEMENTS OF EXISTING PRODUCTS BY PEREGRINE'S COMPETITORS COULD ADVERSELY AFFECT ITS ABILITY TO SELL ITS PRODUCTS.

    If Peregrine cannot compete effectively in its market by offering products that are comparable in functionality, ease of use, and price to those of its competitors, our revenues will decrease, and our operating results would be adversely affected. The market for Peregrine's products is highly competitive and diverse, and the technologies for infrastructure management software products can change rapidly. New products are introduced frequently and existing products are continually enhanced.

    We face competition from a number of sources in the markets for our infrastructure resource management and e-procurement software solutions.

    - In the markets for our infrastructure resource management solutions, we face competition from:

       - providers of internal help desk software applications for managing information technology service desks, such as Remedy Corporation and Tivoli Systems, that compete with our enterprise service desk software;

       - providers of asset management software, including Remedy, MainControl, and Janus Technologies;

       - providers of facilities management software, including Archibus, Facilities Information Systems, and Assetworks (a division of CSI-Maximus);

       - providers of transportation management software that competes with our fleet management and rail management software, including Control Software (a division of CSI-Maximus) and Project Software and Development Inc.;

       - information technology and systems management companies such as IBM, Computer Associates, Network Associates, Hewlett-Packard, and Microsoft;

       - numerous start-up and other entrepreneurial companies offering products that compete with the functionality offered by one or more of our infrastructure management products; and

       - the internal information technology departments of those companies with infrastructure management needs.

    - In the markets for procurement and e-procurement solutions, we have experienced competition from:

       - established competitors in the business-to-business internet commerce solution market, such as Ariba and CommerceOne; and

       - established providers of enterprise resource planning software that are entering the market for procurement and e-procurement solutions, including Oracle and SAP.

    Many of our current and potential competitors have substantially greater financial, technical, marketing, and other resources than we have. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer needs. They may also be able to devote greater resources than we can to the development, promotion, and sale of their products. We may not be able to compete successfully against current and future competitors, which could have an adverse effect on our future revenues and operating results.

    NEW COMPETITORS AND ALLIANCES AMONG EXISTING COMPETITORS COULD IMPAIR PEREGRINE'S ABILITY TO RETAIN AND EXPAND ITS MARKET SHARE.

    Additional competition from new entrepreneurial companies or established companies entering our markets could have an adverse effect on our business, revenues, and operating results. In addition, alliances among companies that are not currently direct competitors could create new competitors with substantial market presence. Because few barriers to entry exist in the software industry, we anticipate additional competition from new and established companies as well as business alliances. We expect that the software industry will continue to consolidate. In particular, we expect that large software companies will continue to acquire or establish alliances with our smaller competitors, thereby increasing the resources available to these competitors. These new competitors or alliances could rapidly acquire significant market share at our expense.

    SYSTEM MANAGEMENT COMPANIES MAY ACQUIRE INFRASTRUCTURE MANAGEMENT AND/OR HELP DESK SOFTWARE COMPANIES AND CLOSE THEIR SYSTEMS TO OUR PRODUCTS, HARMING PEREGRINE'S ABILITY TO SELL ITS PRODUCTS.

    If large system management providers close their systems to our products, our revenues and operating results would be seriously harmed. Our ability to sell our products depends in large part on our products' compatibility with and support by providers of system management products, including Tivoli, Computer Associates, and Hewlett-Packard. Both Tivoli and Hewlett-Packard have acquired providers of help desk software products. These large, established providers of system management products and services may decide to close their systems to competing vendors like Peregrine. They may also decide to bundle their products that compete with our products with other products for enterprise licenses for promotional purposes or as part of a long-term pricing strategy. If that were to happen, our ability to sell our products could be adversely affected. Increased competition may result from acquisitions of help desk and other infrastructure management software vendors by system management companies. Increased competition could result in price reductions, reductions in our gross margins, or reductions in our market share. Any of these events would adversely affect our business and operating results.

    PEREGRINE MAY BE UNABLE TO EXPAND ITS BUSINESS AND INCREASE ITS REVENUES IF IT IS UNABLE TO EXPAND ITS DISTRIBUTION CHANNELS.

    If we are unable to expand our distribution channels effectively, our business, revenues, and operating results could be harmed. In particular, we will need to expand our direct sales force and establish relationships with additional system integrators, original manufacturers, and other third party channel partners who market and sell our products. If we cannot establish these relationships, or if our channel partners are unable to market our products effectively or provide cost-effective customer support and service, our revenues and operating results will be harmed. Even where we are successful in establishing a new third-party relationship, our agreement with the third party may not be exclusive. As a result, our partner may carry competing product lines.

    IF PEREGRINE IS UNABLE TO EXPAND ITS BUSINESS INTERNATIONALLY, PEREGRINE'S BUSINESS, REVENUES, AND OPERATING RESULTS COULD BE HARMED.

    In order to grow our business, increase our revenues, and improve our operating results, Peregrine believes it must expand internationally. If we expend substantial resources pursuing an international strategy and are not successful, our revenues would be less than we or market analysts anticipate, and our operating results would suffer. International revenues represented approximately 36.0% of Peregrine's business in each of fiscal 1998 and 1999 and approximately 41.0% of Peregrine's business in fiscal 2000. We have several international sales offices in Europe as well as offices in Japan, Singapore, and Australia. International expansion will require significant management attention and financial resources, and we may not be successful expanding our international operations. We have limited experience in developing local language versions of our products or in marketing our products to international customers. We may not be able to successfully translate, market, sell, and deliver our products internationally.

    CONDUCTING BUSINESS INTERNATIONALLY POSES RISKS THAT COULD AFFECT PEREGRINE'S FINANCIAL RESULTS.

    Even if we are successful in expanding our operations internationally, conducting business outside North America poses many risks that could adversely affect our operating results. These include the following:

    - gains and losses resulting from fluctuations in currency exchange rates, for which hedging activities may not adequately protect us;

    - longer payment cycles;

    - difficulties in staffing and managing international operations;

    - problems in collecting accounts receivable; and

    - the adverse effects of tariffs, duties, price controls, or other restrictions that impair trade.

    IF IMMIGRATION LAWS LIMIT PEREGRINE'S ABILITY TO RECRUIT AND EMPLOY SKILLED TECHNICAL PROFESSIONALS FROM OTHER COUNTRIES, ITS BUSINESS AND OPERATING RESULTS COULD BE HARMED.

    Limitations under United States immigration laws could prevent us from recruiting skilled technical personnel from foreign countries, which could harm our business if we do not have sufficient personnel to develop new products and respond to technological changes. This inability to hire technical personnel could lead to future decreases in our revenues, or decreases in our revenue growth rates, either of which would adversely affect our operating results. Because of severe shortages for qualified technical personnel in the United States, many companies, including Peregrine, have recruited engineers and other technical personnel from foreign countries. Foreign computer professionals such as those we have employed typically become eligible for employment in the United States by obtaining a nonimmigrant visa. The number of nonimmigrant visas is limited annually by federal immigration laws. In recent years, despite increases in the number of available visas, the annual allocation has been exhausted well before year end.

    PEREGRINE HAS MADE SUBSTANTIAL CAPITAL COMMITMENTS THAT COULD HAVE AN ADVERSE EFFECT ON ITS OPERATING RESULTS AND FINANCIAL CONDITION IF ITS BUSINESS DOES NOT GROW.

    We have made substantial capital commitments as a result of recent growth in our business that could seriously harm our financial condition if our business does not grow and we do not have adequate resources to satisfy our obligations. In June 1999, Peregrine entered into a series of leases providing us with approximately 540,000 square feet of office space and an option to lease 118,000 square feet. Even excluding the exercise of the option, the leases require a minimum aggregate lease payment of approximately $124.0 million over the twelve year term of the leases. The office space (including the option) is intended for a five building campus in San Diego, California. We plan to fully occupy three of these buildings by the summer of 2000 and for the present time to sublease the remaining two buildings. The capital commitments, construction oversight, and movement of personnel and facilities involved in a transaction of this type and magnitude present numerous risks, including:

    - failure to properly estimate the future growth of our business;

    - inability to sublease excess office space if we underestimate future growth;

    - disruption of operations; and

    - inability to match fixed lease payments with fluctuating revenues, which could impair our earnings or result in losses.

    PRODUCT DEVELOPMENT DELAYS COULD HARM PEREGRINE'S COMPETITIVE POSITION AND REDUCE ITS REVENUES.

    If we experience significant product development delays, our position in the market would be harmed, and our revenues could be substantially reduced, which would adversely affect our operating results. We have experienced product development delays in the past and may experience delays in the future. In particular, we may experience product development delays associated with the integration of recently acquired products and technologies. Delays may occur for many reasons, including an inability to hire sufficient number of developers, discovery of bugs and errors, or a failure of our current or future products to conform to industry requirements.

    ERRORS OR OTHER SOFTWARE BUGS IN PEREGRINE'S PRODUCTS COULD RESULT IN SIGNIFICANT EXPENDITURES TO REMEDY OR CORRECT THE ERRORS OR BUGS.

    If we are required to expend significant amounts to correct software bugs or errors, our revenues could be harmed as a result of our inability to deliver the product, and our operating results could be impaired as we incur additional costs without offsetting revenues. Errors can be detected at any point in a product's life cycle. We have experienced errors in the past that resulted in delays in product shipment and increased costs. Discovery of errors could result in any of the following:

    - loss of or delay in revenues and loss of customers or market share;

    - failure to achieve market acceptance;

    - diversion of development resources and increased development expenses;

    - increased service and warranty costs;

    - legal actions by our customers; and

    - increased insurance costs.

    WE COULD EXPERIENCE LOSSES AS A RESULT OF OUR STRATEGIC INVESTMENTS.

    If our strategic investments in other companies are not successful, we could incur losses. Peregrine has made and expects to continue to make minority investments in companies with businesses or technologies that we consider to be complementary with those of Peregrine. These investments have generally been made by issuing shares of our common stock or to a lesser extent with cash. Many of these investments are in companies whose operations are not yet sufficient to establish them as profitable concerns. Adverse changes in market conditions or poor operating results of underlying investments could result in Peregrine incurring losses or an inability to recover the carrying value of its investments.

    PEREGRINE COULD BE COMPETITIVELY DISADVANTAGED IF IT WERE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY.

    If we fail to adequately protect our proprietary rights, our competitors could offer similar products relying on technologies developed by us, potentially harming our competitive position and decreasing our revenues. We attempt to protect our intellectual property rights by limiting access to the distribution of our software, documentation, and other proprietary information and by relying on a combination of copyright, trademark, and trade secret laws. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors, and strategic partners. In some circumstances, however, we may, if required by a business relationship, provide our licensees with access to our data model and other proprietary information underlying our licensed applications.

    Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. Policing unauthorized use of software is difficult, and some foreign laws do not protect our proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of other. If we are required to pursue litigation to enforce our proprietary rights, we could incur substantial costs, and management attention could be diverted, either of which could adversely affect our revenues and operating results.

    IF PEREGRINE BECOMES INVOLVED IN A PROTRACTED INTELLECTUAL PROPERTY DISPUTE, OR ONE WITH A SIGNIFICANT DAMAGES AWARD, OR WHICH REQUIRES IT TO CEASE SELLING ITS PRODUCTS, IT COULD BE SUBJECT TO SIGNIFICANT LIABILITY AND THE TIME AND ATTENTION OF ITS MANAGEMENT COULD BE DIVERTED.

    In recent years, there has been significant litigation in the United States involving intellectual property rights, including companies in the software industry. Intellectual property claims against Peregrine and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate what we currently believe are our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and could divert management's time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

    - cease selling, incorporating, or using products or services that incorporate the infringed intellectual property;

    - obtain from the holder of the infringed intellectual property a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all; or

    - redesign those products or services that incorporate the disputed technology, which could result in substantial unanticipated development expenses.

    If we are subject to a successful claim of infringement and we fail to develop noninfringing technology or license the infringed technology on acceptable terms and on a timely basis, our revenues could decline or our expenses could increase.

    We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of technical and management personnel's attention.

    PEREGRINE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN SIGNIFICANT COSTS.

    If we are held liable for damages incurred as a result of our products, our operating results could be significantly impaired. Our license agreements with our customers typically contain provisions designed to limit exposure to potential product liability claims. These limitations may not be effect under the laws of some jurisdictions, however. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risks of these claims.

    CONTROL BY PEREGRINE'S OFFICERS AND DIRECTORS MAY LIMIT YOUR ABILITY TO INFLUENCE MATTERS REQUIRING STOCKHOLDER APPROVAL AND COULD DELAY OR PREVENT A CHANGE IN CONTROL, WHICH COULD PREVENT OUR STOCKHOLDERS FROM REALIZING A PREMIUM IN THE MARKET PRICE OF THEIR COMMON STOCK.

    The concentration of ownership of our common stock by our officers and directors could delay or prevent a change in control of Peregrine or discourage a potential acquiror from attempting to obtain control of Peregrine. This could cause the market price of our common stock to fall or prevent the stockholders from realizing a premium in the market price of our common stock in the event of an acquisition. Our officers and directors currently own approximately 12,061,678 shares of common stock (including shares issuable upon exercise of options exercisable within 60 days of March 31, 2000), representing approximately 10.9% of our total shares outstanding as of March 31, 2000. Assuming the issuance of 30,043,027 shares of Peregrine common stock in connection with the merger, our officers and directors will own approximately 8.6% of our outstanding common stock (not including shares held by officers and directors of Harbinger who will become officers and directors of Peregrine after the merger). For information about the ownership of common stock by our executive officers and stockholders, see "Peregrine Principal Stockholders."

    PROVISIONS IN PEREGRINE'S CHARTER DOCUMENTS AND DELAWARE LAW MAY DISCOURAGE POTENTIAL ACQUISITION BIDS FOR PEREGRINE AND MAY PREVENT CHANGES IN OUR MANAGEMENT THAT OUR STOCKHOLDERS OTHERWISE WOULD APPROVE.

    Some provisions of Peregrine's charter documents eliminate the right of stockholders to act by written consent without a meeting and impose specific procedures for nominating directors and submitting proposals for consideration at a stockholder meeting. These provisions are intended to increase the likelihood of continuity and stability in the composition of Peregrine's board of directors and the policies established by our board of directors. These provisions also discourage some types of transactions, which may involve an actual or threatened change of control. These provisions are designed to reduce the vulnerability of Peregrine to an unsolicited acquisition proposal. As a result, these provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. These provisions are also intended to discourage common tactics that may be used in proxy fights. As a result, they could have the effect of discouraging third parties from making tender offers for Peregrine's shares. These provisions may prevent the market price of Peregrine common stock from reflecting the effects of actual or rumored takeover attempts. These provisions may also prevent changes in Peregrine's management.

    Peregrine's board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the price, rights, preference, privileges, and restrictions of this preferred stock without any further vote or action by our stockholders. The issuance of preferred stock allows Peregrine to have flexibility in connection with possible acquisitions and for other corporate purposes. The issuance of preferred stock, however, may delay or prevent a change in control transaction. As a result, the market price of Peregrine common stock and other rights of holders of Peregrine common stock may be adversely affected, including the loss of voting control to others.

RISKS RELATING TO HARBINGER

    HARBINGER'S REVENUES COULD DECREASE AS IT TRANSITIONS TO A BUSINESS MODEL THAT EMPHASIZES RECURRING SERVICES REVENUES AND INVESTMENT IN COMPANIES FROM WHICH IT EXPECTS TO DERIVE LICENSE AND RECURRING REVENUE.

    Harbinger is currently transitioning our business model to focus on providing our customers with the ability to have their electronic commerce application hosted on harbinger.net as a subscription service. We expect that this model will provide us with an increase in recurring services revenues but will also result in a decrease in up-front licensing and sales revenue. Under our new model, we provide application hosting, which involves applications owned or licensed by us, or third-party-owned applications licensed by our customers that we host on harbinger.net. Our management believes that this service will allow our customers to access software, connectivity and support services without having to bear significant up-front licensing expenditures. Any delay in the installation of our Internet enabled products or the failure in the implementation of this service could have a material adverse effect on our business and financial results.

    We are also making equity investments in companies from which we expect to derive license and recurring revenue. Many of these companies are in the early stages of their growth and therefore their business and revenues may be subject to numerous risks related to early-stage ventures. The success of these companies is dependent on many factors, and their inability to create revenues will result in lower than expected payments to us and there can be no assurance that these investments will result in any benefits or payments to us which are proportionate to our expectations or capital investment. In addition, our business and financial results could also suffer if our revenue from increased volume experienced by existing and new customers does not make up for our loss in revenue from the decrease in the per-customer amount of up-front licensing and charges per message.

    HARBINGER'S OPERATING RESULTS COULD FLUCTUATE, CAUSING ITS STOCK PRICE TO FALL.

    Although Harbinger has been able to grow our revenue and operating income (before special charges) in the past, we cannot assure that this growth will continue after the merger when Harbinger will operate as a subsidiary of Peregrine or that fluctuations in revenue or operating income growth will not occur in the future.

    The following are among numerous factors that could impair our future rates of revenue growth or operating income:

    - the discontinuance of historical or acquired lines of business or products and a decrease in the rate of growth of X12 and EDIFACT data transformation software sales;

    - our success in focusing development on electronic commerce products and services acceptable to the market; and

    - our success in selling complex business-to-business e-commerce solutions to large enterprise customers.

    In addition, if our quarterly revenue or operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially. Our quarterly operating results have in the past and may in the future vary or decrease significantly depending on factors over which we have limited or no control, such as:

    - revenue from software sales and services;

    - the timing of new product and service announcements;

    - changes in pricing policies by us and our competitors;

    - market acceptance of new and enhanced versions of our products;

    - conversion of customers to solutions that are Internet protocol-enabled;

    - the size and timing of significant orders;

    - changes in operating expenses, strategy or personnel;

    - government regulation;

    - the introduction of alternative technologies; and

    - the effect of acquisitions.

    We have experienced losses in the past, and at December 31, 1999, we had an accumulated deficit of approximately $57.0 million. We have taken integration and restructuring related charges in the past and may take similar charges in the future related to these or similar items. We operate with virtually no software product order backlog because our software products typically are shipped shortly after orders are received. As a result, revenues in any quarter are substantially dependent on the quantity of purchases of services requested and product orders received in that quarter. Quarterly revenues also are difficult to forecast because the market for electronic commerce and data transformation software products is rapidly evolving, and our revenues in any period may be significantly affected by the announcements and product offerings of our competitors as well as alternative technologies. Our marketplace and vertical market exchange software and infrastructure products are more complex and expensive compared to our other electronic commerce and Internet products introduced to date, and orders of these products will generally involve significant investment decisions by prospective customers. Accordingly, we expect that in selling our marketplace and vertical market exchange software and infrastructure, we will encounter risks typical of companies that rely on large dollar purchase decisions, including the reluctance of purchasers to commit to major investments in new products and protracted sales cycles, both of which add to the difficulty of predicting future revenues and may result in quarterly fluctuations.

    Our expense levels are based, in part, on our expectations as to future revenues. If revenue levels are below expectations, we may be unable or unwilling to reduce expenses proportionately and operating results are likely to be adversely affected. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts and investors.

    IF HARBINGER FAILS TO SUCCESSFULLY MANAGE ITS GROWTH, IT COULD HAVE AN ADVERSE EFFECT ON HARBINGER'S FUTURE REVENUES AND OPERATING RESULTS.

    Harbinger has recently experienced significant growth in revenue, operations and personnel as we have made strategic acquisitions, added subscribers to harbinger.net, our business-to-business e-commerce center, and increased the number of licensees of our software products. This growth could continue to place a significant strain on our management and operations, including our sales, marketing, customer support, research and development, finance and administrative operations. Achieving and maintaining profitability during a period of expansion will depend, among other things, on our ability to successfully expand our products, services and markets and to manage our operations and acquisitions effectively. Difficulties in managing growth, including difficulties in obtaining and retaining talented management and product development personnel, especially following an acquisition, could have a material adverse effect on our business and financial results.

    HARBINGER HAS RECENTLY INTRODUCED SEVERAL NEW PRODUCTS, AND MARKET ACCEPTANCE OF THESE PRODUCTS IS CRITICAL TO OUR SUCCESS.

    Harbinger has introduced our business community integration, application service provider, marketplace and vertical market exchange and operations management products. As of March 31, 2000, approximately 30 customers were utilizing these products. Broad and timely acceptance of our recently-introduced products, which is critical to our future success, is subject to a number of significant risks. These risks include:

    - our ability to successfully market and sell these products;

    - our product's ability to support large numbers of buyers and suppliers;

    - operating resource management and procurement on the Internet is a new market;

    - our need to enhance the features and services of our products; and

    - our need to significantly expand our internal resources to support planned growth of our network.

    Although we expect to derive a significant portion of long-term future revenue from our recently introduced products, we have not yet finalized our pricing and revenue model for the services associated with these products. If these products do not achieve the level of market acceptance that we anticipate, our business and financial results would suffer.

    NETWORK ENHANCEMENTS, UPGRADES AND OTHER FACTORS COULD CAUSE SERVICE DISRUPTIONS OF HARBINGER.NET.

    As Harbinger enhances and upgrades its harbinger.net platform, our customers could suffer temporary service interruptions. We have experienced temporary service disruptions in the past as a result of migrating our customers from our current network switch to an Internet Protocol-enabled switch, as well as from hardware and software transitions related to the Internet Protocol enabled switch, and these service disruptions may continue. Other factors, such as unauthorized intervention and access into our servers may also cause service on harbinger.net to be disrupted. We are taking steps to ensure that such disruptions do not occur, and that any disruptions that do occur will be minimal. However, if not rectified in a manner satisfactory to our customers, any disruptions in our harbinger.net network could result in a loss of customers and a decline in service revenues, which would severely harm our business.

    IF HARBINGER CANNOT INTEGRATE ACQUIRED COMPANIES WITH HARBINGER'S BUSINESS, HARBINGER'S PROFITABILITY MAY BE ADVERSELY AFFECTED.

    Harbinger has completed a number of acquisitions in the past three fiscal years and may complete additional acquisitions of complementary businesses in the future. Our profitability may be adversely affected by our ability to effectively and efficiently integrate these recently acquired companies as well as our ability to integrate companies that we acquire in the future. Our acquisitions present a number of risks and challenges, including:

    - the integration of the software products of the acquired companies into our current suite of products;

    - retaining and integrating management and other key employees of Harbinger and the acquired companies;

    - the integration of the sales forces of acquired companies into our existing sales operations;

    - the coordination of customer support services;

    - the conversion of acquired companies into a uniform infrastructure;

    - the integration of international operations of acquired companies with our international affiliates; and

    - the diversion of our management's attention from other business concerns.

    We cannot assure that we can successfully assimilate our operations and integrate our software products with recently acquired operations, software products and technologies or that we will be successful in repositioning our products on a timely basis to achieve market acceptance. Any adverse developments associated with our integration efforts could have a material adverse affect on our business and financial results.

    If we find it necessary to engage in additional acquisitions, we cannot assure that we will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into our operations. Operational and software integration problems may arise if we undertake future acquisitions of complementary products, technologies or businesses. Future acquisitions may also result in:

    - potentially dilutive issuances of equity securities;

    - the incurrence of additional debt;

    - the write-off of in-process product development and capitalized product costs;

    - integration costs; and

    - the amortization of expenses related to goodwill and other intangible assets.

    Future acquisitions may involve numerous additional risks, including difficulties in the assimilation of the operations, products and personnel of the acquired company, differing company cultures, the diversion of management's attention from other business concerns, risks of entering markets in which we have little or no direct prior experience and the potential loss of key employees of the acquired company. The occurrence of any of these risks could materially affect our business and financial results. In addition, if we consummate a significant acquisition in which the consideration consists of stock or other securities, our current shareholders' equity could be significantly diluted. If we consummate a significant acquisition in which the consideration included cash, we could be required to use a substantial portion of our available cash to consummate the acquisition. Acquisition financing may not be available on favorable terms, or at all.

    HARBINGER MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST OTHER COMPANIES.

    The business-to-business e-commerce market is new, rapidly evolving and intensely competitive, and Harbinger expects competition to intensify in the future. Barriers to entry are minimal in some segments, and competitors may develop and offer similar services in the future. Our business could be severely harmed if we are not able to compete successfully against current or future competitors. Although we believe that there may be opportunities for several providers of products and services similar to ours, a single provider may dominate the market. We believe there is no current dominant provider in our market. We expect that additional companies will offer competing business-to-business e-commerce solutions in the future.

    We have many competitors with substantially greater financial, marketing, personnel and technological resources than we have. We may not be able to compete successfully against current and future competitors, and competitive pressures faced by us could hurt our business and financial results. Other companies offer products and services that may be considered by customers to be acceptable alternatives to our products and services. Certain companies also operate electronic marketplaces for transacting business with their trading partners, and we expect other companies to offer products and services competitive with our Templar, Express and marketplace and vertical market exchange products and services. We expect that other companies may develop and implement similar computer-to- computer networks, some of which may be "public" networks such as ours and others may be "private," providing services only to a specific group of trading partners, thereby reducing our ability to increase sales of our network services. In addition, several companies offer PC-based, midrange NT and UNIX, and mainframe and Internet computer software products that compete with our software products. Advanced operating systems and applications software from Microsoft and other vendors also may offer electronic commerce functions that limit our ability to sell our software products.

    We believe that the continuing acceptance of business-to-business Internet-based electronic commerce will attract new competitors, including software applications, operating systems and systems integration companies that may bundle electronic commerce solutions with their offerings, and alternative technologies that may be more sophisticated and cost effective than our products and services. Competitive companies may offer certain electronic commerce products or services, such as communications software, network transactional services or consulting at no charge or a deeply discounted charge, in order to obtain the sale of other products or services. Since our agreements with our harbinger.net subscribers generally are terminable upon 30-days notice, we do not have the contractual right to prevent our customers from changing to a competing network.

    HARBINGER IS SUBJECT TO RISKS ASSOCIATED WITH THE EMERGENCE OF ELECTRONIC COMMERCE OVER THE INTERNET.

    The Internet provides an alternative means of providing electronic commerce to business trading partners. The market for Internet software and services is both emerging and highly competitive, ranging from small companies with limited resources to large companies with substantially greater financial, technical and marketing resources than ours. In addition to Harbinger's Internet-related products and services, several of its existing competitors have introduced their own Internet electronic commerce products and services. Moreover, new competitors, which may include telephone companies and media companies, are likely to increase the provision of business-to-business data transmission services using the Internet. Nor can we assure that the Internet will become an accepted method of electronic commerce. We cannot assure that Templar end-user software and marketplace and vertical market exchange products, which enable electronic commerce over the Internet, will be accepted in the Internet market or will be competitive with other products based on evolving technologies. If the Internet becomes an accepted method of electronic commerce, we could lose certain customers to other solutions offered by our competitors, which would reduce recurring revenue from network services and have a material adverse affect on our business and financial condition. Even if customers choose our Internet solutions, the revenue gained from the sale of these solutions may not offset the loss of revenue from the sale of our traditional e-commerce solutions.

    The use of our Internet electronic commerce products and services will depend in large part upon the continued development of the infrastructure for providing Internet access and services. Use of the Internet for business-to-business electronic commerce services raises numerous issues that greatly impact the development of this market. These issues include reliability, data security and data integrity, timely transmission, and pricing of products and services. Because global commerce and online exchange of information on the Internet is new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace. The Internet has experienced, and is expected to continue to experience, substantial growth in the number of users and the amount of traffic. We cannot assure that the Internet will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the adoption of new standards and protocols to handle increased levels of Internet activity, or due to increased governmental regulation or the imposition of fees or taxes for its use. We cannot assure that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed, or, if developed, that the Internet will become a viable commercial marketplace for products and services such as those offered by us. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace, our business and financial results will be materially adversely affected.

    HARBINGER MUST CONTINUE TO ADVANCE ITS TECHNOLOGY AND COMPLY WITH INDUSTRY REQUIREMENTS TO REMAIN COMPETITIVE.

    The electronic commerce industry is characterized by rapid technological change, frequent new product and service introductions and evolving industry standards. Harbinger's future success will depend in significant part on our ability to anticipate industry standards, to continue to apply advances in electronic commerce product and service technologies, to enhance existing products and services, and to introduce and acquire new products and services on a timely basis to keep pace with technological developments. We cannot assure that we will be successful in timely development, acquisition or marketing new or enhanced products or services that respond to technological change and evolving industry standards, and that meet the requirements of the marketplace and achieve market acceptance. In the past, we have experienced delays in the commencement of commercial shipments of new products and enhancements, resulting in delays or losses of product revenues. These delays or failure in the introduction of new or enhanced products or services, or the failure of such products or services to achieve market acceptance, could have a material adverse affect our business and financial results.

    THERE ARE MANY RISKS ASSOCIATED WITH HARBINGER'S INTERNATIONAL OPERATIONS.

    Harbinger believes that our continued growth and profitability will require expansion of our international operations through our international subsidiaries, in the United Kingdom, The Netherlands, Germany, Italy and Mexico. This expansion will require financial resources and significant management attention. Our ability to successfully expand our business internationally will also depend upon our ability to attract and retain both talented and qualified managerial, technical and sales personnel and electronic commerce services customers outside the United States and our ability to continue to effectively manage our domestic operations while focusing on international expansion. Certain of our international subsidiaries have experienced operating losses in their recent histories and some have experienced significant operating losses in their recent histories. Any inability of our international subsidiaries to penetrate international markets in a timely and profitable manner could have a material adverse affect on our business and financial results.

    International operations are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, longer payment cycles, increased difficulties in collecting accounts receivable and potentially adverse tax consequences. To the extent international sales are denominated in foreign currencies, gains and losses on the conversion to U.S. dollars of revenues, operating expenses, accounts receivable and accounts payable arising from international operations may contribute to fluctuations in our results of operations. We have not entered into any hedging or other arrangements for the purpose of guarding against the risk of currency fluctuation. In addition, sales in Europe and certain other parts of the world typically are adversely affected in the third calendar quarter of each year because many customers reduce their business activities in the summer months.

    THE INABILITY TO ATTRACT AND MAINTAIN MANAGEMENT AND OTHER PERSONNEL MAY ADVERSELY AFFECT HARBINGER.

    Our success is largely dependent upon our executive officers and key sales and technical personnel, the loss of one or more of whom could have a material adverse affect on our business and financial results. Our future success will depend in large part upon our ability to attract and retain talented and qualified personnel. In particular, we believe that it will be important for us to hire and retain experienced product development and sales personnel. Competition in the recruitment of highly qualified personnel in the computer software and electronic commerce industries is intense. Our inability of to locate and retain such personnel may have a material adverse affect on our business and financial results. We cannot assure that we can retain our key employees or that we can attract qualified personnel in the future. We currently carry a key-person life insurance policy on our CEO, James M. Travers.

    HARBINGER IS DEPENDENT UPON ITS ALLIANCE PARTNERS.

    Harbinger has various agreements with alliance partners for the distribution and marketing of certain of its software products. These alliance partners pay us royalties representing a percentage of fees generated from the sale of software licensed from us. If our current or future alliance partners are not able to successfully resell our products, our business will suffer.

    HARBINGER MAY BE CONFRONTED WITH DEFECTS IN ITS SOFTWARE.

    Software products as complex as those offered by Harbinger may contain undetected errors or failures when first introduced or when new versions are released. If software errors are discovered after introduction, we could experience delays or lost revenues during the period required to correct these errors. We cannot assure that, despite testing by us and by current and potential customers, errors will not be found in new products or releases after commencement of commercial shipments. These errors could result in loss of or delay in market acceptance, additional and unexpected expenses to fund further product development or to add programming personnel to complete a development project, and loss of revenue because of the inability to sell the new product on a timely basis, any one or more of which could have a material adverse affect on our business and financial results.

    HARBINGER IS DEPENDENT ON ITS DATA CENTERS, WHICH COULD BE DESTROYED OR DAMAGED.

    Harbinger's harbinger.net service operations are dependent upon the ability to protect computer equipment and the information stored in our data centers against damage that may be caused by fire, power loss, telecommunication or Internet failures, unauthorized intrusion, computer viruses and disabling devices, our own internal errors and other similar events. Notwithstanding precautions we have taken, we cannot assure that a fire or other natural disaster, including national, regional or local telecommunications outages, would not result in a prolonged outage of our network services. In the event of a disaster, and depending on the nature of the disaster, it may take from several minutes to several days before our off-site computer system can become operational for all of our customers, and use of the alternative off-site computer would result in substantial additional cost to us. In the event that an outage of our network extends for more than several hours, we will experience a reduction in revenues by reason of such outage. In the event that such outage extends for one or more days, we could potentially lose many of our customers, which would have a material adverse affect on our business and financial results.

    HARBINGER IS DEPENDENT ON CERTAIN LICENSE ARRANGEMENTS WITH THIRD PARTIES.

    Harbinger relies rely on certain technology that we license from third parties and other products that are integrated with internally developed software and used in our products to perform key functions or to add important features. We cannot assure that we will be successful in negotiating third-party technology licenses on suitable terms or that such licenses will not be terminated in the future. Moreover, any delay or product problems experienced by such third party suppliers could result in delays in introduction of our products and services until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse affect on our business and financial results.

    HARBINGER'S FAILURE TO ADEQUATELY PROTECT ITS PROPRIETARY RIGHTS MAY ADVERSELY AFFECT HARBINGER.

    Harbinger relies primarily on a combination of copyright, patent and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials principally under trade secret and copyright laws, which afford only limited protection. We presently have a patent for an electronic document interchange test facility and a patent for an EDI communication system. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. We cannot assure that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. In distributing many of our products, we rely primarily on "shrink wrap" licenses and increasingly on "click wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. In addition, we have licensed our products to users and distributors in other countries, and the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. We do not believe that any of our products currently infringe the proprietary rights of third parties. We cannot assure, however, that third parties will not claim infringement by us with respect to current or future products, and we have agreed to indemnify many of our customers for the full cost of such claims. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in electronic commerce grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements and indemnify our customers against resulting liability, if any. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse affect on our business and financial results.

    HARBINGER MAY BE SUBJECT TO CHANGING GOVERNMENTAL REGULATIONS.

    Harbinger's network services are transmitted to our customers over dedicated and public telephone lines. These lines are governed by Federal and state regulations establishing the rates, terms and conditions for their use. Changes in the legislative and regulatory environment relating to online services or the Internet access industry, including regulatory or legislative changes which directly or indirectly affect telecommunication costs, restrict content or increase the likelihood of competition from regional telephone companies or others, could have a material adverse affect on our business and financial results. The Telecommunications Act of 1996 amended the federal telecommunications laws by lifting restrictions on regional telephone companies and others competing with us and imposed certain restrictions regarding obscene and indecent content communicated to minors over the Internet or through interactive computer services. The Telecommunications Act set in motion certain events that will lead to the elimination of restrictions on regional telephone companies providing transport between defined geographic boundaries associated with the provision of their own information services. This will enable regional telephone companies to more readily compete with us by packaging information service offerings with other services and providing them on a wider geographic scale. While provisions of the

Telecommunications Act prohibiting the use of a telecommunications device or interactive computer service to send or display indecent material to minors have been held by the U.S. Supreme Court to be unconstitutional, we cannot assure that future legislative or regulatory efforts to limit use of the Internet in a manner harmful to us will not be successful.

    Other legislation may also affect our business. The Clinton administration has announced an initiative to establish a framework for global electronic commerce. Also, some countries, such as Germany, have adopted laws regulating aspects of the Internet, and there are a number of bills currently being considered in the United States at the federal and state levels involving encryption and digital signatures, all of which may impact our business. We cannot predict the impact, if any, that the Act and future court opinions, legislation, regulations or regulatory changes in the United States or other countries may have on our business. We believe that we are in compliance with all material applicable regulations. Our Templar product incorporates encryption technology that is subject to U.S. export control regulations. Although this product is currently exportable under licenses granted by the Commerce Department, government regulation in this area is subject to frequent change and we cannot assure that these products will remain exportable.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following table present selected historical financial data of Peregrine, selected historical financial data of Harbinger, and selected unaudited pro forma condensed combined financial data of Peregrine, which reflects the merger. The information in the table should be read in conjunction with the financial statements and related notes and the unaudited pro forma condensed combined financial statements and related notes, which begin on page F-1 of this joint proxy statement/prospectus.

PEREGRINE SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

    The selected historical financial data of Peregrine have been derived from the audited historical financial data and related notes of Peregrine for each of the years in the five-year period ended March 31, 2000. These historical data provide only a summary. You should read them in conjunction with Peregrine's historical consolidated financial statements and related notes thereto beginning on page F-1 of this joint proxy statement/prospectus.

                                                                     YEAR ENDED MARCH 31,
                                                     ----------------------------------------------------
                                                       2000       1999       1998       1997       1996
                                                     --------   --------   --------   --------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
HISTORICAL CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Total revenues.....................................  $253,300   $138,063   $61,877    $35,035    $23,766
Acquired in-process research and development.......    24,505     26,005     6,955         --         --
Amortization of goodwill and other intangible
  assets...........................................    34,753     18,012     3,168         --         --
Operating income (loss)............................    (8,656)   (13,739)    3,903      4,688     (4,266)
Net Income (loss)..................................   (25,070)   (23,370)     (616)     5,802     (6,411)
Net Income (loss) per share--diluted...............  $  (0.24)  $  (0.27)  $ (0.01)   $  0.10    $ (0.13)
Shares used in per share computation...............   102,332     87,166    69,520     59,856     49,324

                                                                       AS OF MARCH 31,
                                                     ----------------------------------------------------
                                                       2000       1999       1998       1997       1996
                                                     --------   --------   --------   --------   --------
                                                                        (IN THOUSANDS)
HISTORICAL CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, and short term
  investments......................................  $ 33,511   $ 23,545   $21,977    $   305    $   437
Working capital (deficit)..........................    20,510     25,302    23,779     (4,065)    (9,697)
Total assets.......................................   523,430    207,713    83,568     19,738     13,817
Total debt.........................................     1,331        649     1,117      3,866      5,208
Stockholders' equity (deficit).....................   411,850    150,781    55,639     (2,849)    (8,450)

HARBINGER SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

    The selected historical financial data of Harbinger have been derived form the audited historical financial data and related notes of Harbinger for each of the years in the five-year period ended December 31, 1999. The selected historical financial data of Harbinger for the three months ended and as of March 31, 2000 have been derived from unaudited financial data and include, in the opinion of management of Harbinger, all adjustments, consisting only of normal recurring adjustment, necessary for a fair presentation of Harbinger's results of operations for that period and its financial condition at March 31, 2000. These historical data provide only a summary. You should read them in conjunction with Harbinger's historical consolidated financial statements and related notes thereto beginning on page F-1 of this joint proxy statment prospectus.

                                    THREE MONTHS
                                        ENDED
                                      MARCH 31,                      YEAR ENDED DECEMBER 31,
                                 -------------------   ----------------------------------------------------
                                   2000       1999       1999       1998       1997       1996       1995
                                 --------   --------   --------   --------   --------   --------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
HISTORICAL CONSOLIDATED
  STATEMENT OF OPERATIONS
  DATA:
Revenues......................   $38,407    $33,503    $155,514   $135,151   $118,221   $ 89,245   $60,077
Operating income (loss).......       364      1,556      12,630    (12,652)   (22,705)   (10,667)    1,314
Net income (loss).............     1,372      2,341      16,560    (14,712)   (39,047)   (16,091)     (445)
Net income (loss) per share--
  diluted.....................   $  0.03    $  0.06    $   0.41   $  (0.35)  $  (1.02)  $  (0.46)  $ (0.02)
Shares used in per share
  computation (diluted).......    42,246     40,451      40,739     41,557     38,162     35,080    28,573

                                                                        AS OF DECEMBER 31,
                                                       ----------------------------------------------------
                               AS OF MARCH 31, 2000      1999       1998       1997       1996       1995
                               ---------------------   --------   --------   --------   --------   --------
                                                              (IN THOUSANDS)
HISTORICAL CONSOLIDATED
  BALANCE SHEET DATA:
Cash, cash equivalents and
  short term investments....         $ 79,198          $ 73,020   $ 92,307   $102,144   $ 65,541   $ 75,980
Working capital.............           86,224            79,234     79,303     94,307     60,392     73,167
Total assets................          183,213           169,459    178,369    183,559    131,199    125,867
Long-term obligations.......               --                --         --         --      1,608      7,116
Shareholders' equity........          134,454           124,774    120,019    130,018     94,118     93,196

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

    The unaudited pro forma condensed combined financial data is not necessarily indicative of the operating results or financial position that would have been achieved had the merger been consummated as of the beginning of the periods presented and should not be construed as representative or indicative of these amounts for any future date or in any future periods. The information in the table is only a summary and should be read in conjunction with the "Unaudited Pro Forma Combined Condensed Financial Statements" beginning on page 116 and the respective audited and unaudited consolidated financial statements of Peregrine and Harbinger, including the notes thereto, beginning on page F-1 of this joint proxy statement/prospectus.

                                                                     (A)
                                                            ---------------------
                                                            (IN THOUSANDS, EXCEPT
                                                             PER SHARE AMOUNTS)
PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS DATA:
Total revenues............................................        $ 444,329
Operating income (loss)...................................         (319,437)
Net income (loss).........................................         (333,774)
Net income (loss) per share--diluted......................        $   (2.52)
Shares used in per share computation......................          132,409

------------------------

(A) Year ended March 31, 2000 for both Peregrine and Harbinger. See "Notes to Unaudited Pro Forma Financial Statements" on page 116.

                                                            AS OF MARCH 31, 2000
                                                            ---------------------
                                                               (IN THOUSANDS)
PRO FORMA COMBINED CONDENSED BALANCE SHEET
Cash, cash equivalents, and short-term investments........       $  112,709
Working capital...........................................           41,134
Total assets..............................................        1,940,229
Total debt................................................            1,331
Stockholders' equity......................................       $1,714,290

COMPARATIVE PER SHARE DATA

    The following table sets forth:

    - historical book value per share and historical net income per share data of Peregrine and Harbinger

    - unaudited pro forma condensed combined book value per share and unaudited pro forma condensed combined net loss per share data of Peregrine after giving effect to the merger

    - unaudited pro forma equivalent condensed combined book value per share and unaudited pro forma equivalent condensed combined net loss per share data of Peregrine common stock based on the exchange ratio of 0.75 of a share of common stock for each share of Harbinger common stock

    The information in the table should be read in conjunction with the financial statements of Peregrine and Harbinger and the related notes and the unaudited pro forma condensed combined financial statements and related notes, which begin on page F-1 in this joint proxy statement/ prospectus. The unaudited pro forma condensed combined financial data is not necessarily indicative of the net loss per share or book value per share that would have been achieved had the merger been consummated as of the beginning of the periods presented and should not be construed as representative of these amounts for any future dates or periods.

    Although Peregrine and Harbinger have different fiscal years, pro forma per share data are presented on a March 31 fiscal year basis.

    The information in the table is only a summary and you should read it in conjunction with the "Unaudited Pro Forma Combined Condensed Financial Statements" beginning on page 116 and the respective audited and unaudited consolidated financial statements of Peregrine and Harbinger, including the notes thereto, beginning on page F-1 of this joint proxy statement/prospectus.

    This information is not necessarily indicative of the future results of operations of the combined company after the merger or the actual results that would have occurred if the merger had been consummated prior to the period indicated.

                                                                YEAR ENDED
                                                              MARCH 31, 2000
                                                              ---------------
HISTORICAL--PEREGRINE (1):
  Net (loss) per diluted share..............................      $  (0.24)
  Net (loss) per basic share................................      $  (0.24)

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1999
                                                              -------------
HISTORICAL--HARBINGER
  Net income per diluted share..............................     $   0.41
  Net income per basic share................................     $   0.43

                                                                YEAR ENDED
                                                              MARCH 31, 2000
                                                              ---------------
PRO FORMA COMBINED NET LOSS(2):
  Per Peregrine share--diluted..............................      $  (2.52)
  Per Peregrine share--basic................................      $  (2.52)

                                                              MARCH 31, 2000
                                                              ---------------
PRO FORMA COMBINED BOOK VALUE PER SHARE(3):
  Historical--Peregrine.....................................      $   3.76
  Historical--Harbinger.....................................      $   3.36
  Pro forma combined per Peregrine share....................      $  12.25

------------------------

(1) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at the end of each period.

(2) The pro forma statement of operations excludes the charge of approximately $66.1 million for purchased in-process research and development, which arose from the merger. These charges will be included in the combined company's consolidated financial statements for the period following completion of the merger.

(3) The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of each period.

                     MARKET PRICE AND DIVIDEND INFORMATION

PEREGRINE COMMON STOCK

    Peregrine's common stock has been traded on the Nasdaq National Market under the symbol "PRGN" since April 1997. The following table sets forth the quarterly high and low closing sales prices reported on the Nasdaq National Market for the periods indicated. All prices have been adjusted to reflect two-for-one stock splits of Peregrine common stock effected as stock dividends in February 1999 and February 2000.

                                                                HIGH       LOW
                                                              --------   --------
  FISCAL YEAR ENDED MARCH 31, 2000:

    Fourth Quarter..........................................  $79.500    $36.625
    Third Quarter...........................................   45.875     19.156
    Second Quarter..........................................   20.563     12.813
    First Quarter...........................................   17.344      8.563

  FISCAL YEAR ENDED MARCH 31, 1999:

    Fourth Quarter..........................................  $16.813    $10.625
    Third Quarter...........................................   11.594      7.109
    Second Quarter..........................................   10.344      5.844
    First Quarter...........................................    7.130      4.563

HARBINGER COMMON STOCK

    Harbinger common stock has been traded on the Nasdaq National Market under the symbol "HRBC" since August 1995. The following table sets forth the quarterly high and low closing sales prices reported on the Nasdaq National Market for the periods indicated.

                                                                HIGH       LOW
                                                              --------   --------
  FISCAL YEAR ENDING DECEMBER 31, 2000:

    First Quarter...........................................  $39.875    $20.625

  FISCAL YEAR ENDED DECEMBER 31, 1999:

    Fourth Quarter..........................................  $34.000    $13.250
    Third Quarter...........................................   17.438     10.625
    Second Quarter..........................................   14.063      6.125
    First Quarter...........................................    8.563      5.063

  FISCAL YEAR ENDED DECEMBER 31, 1998:

    Fourth Quarter..........................................  $ 9.750    $ 3.500
    Third Quarter...........................................   24.375      5.750
    Second Quarter..........................................   27.563     20.250
    First Quarter...........................................   25.500     16.000

RECENT SHARE PRICES

    The following table provides information about the closing sale price of
Peregrine common stock and Harbinger common stock on April 5, 2000 and       ,
2000. In addition, the table provides an equivalent per-share price for Harbinger common stock on those dates based on the closing price of Peregrine common stock multiplied by the exchange ratio in the merger of 0.75 share of Peregrine common stock per share of Harbinger common stock. April 5, 2000 was the last trading day prior to
the execution and public announcement of the merger agreement.            , 2000
was the last practicable trading day prior to the mailing of this joint proxy statement/prospectus.

                                                                                      HARBINGER
                                                        PEREGRINE      HARBINGER     COMMON STOCK
                                                       COMMON STOCK   COMMON STOCK    EQUIVALENT
                                                       ------------   ------------   ------------
April 5, 2000........................................    $58.000        $24.125        $43.500
      , 2000.........................................

    No assurance can be given as to the market prices of Peregrine common stock or Harbinger common stock at any time prior to the merger or as to the market price of Peregrine common stock after the merger. The exchange ratio is fixed and will not be adjusted to compensate shareholders of Harbinger for decreases in the market price of Peregrine common stock which could occur before the merger becomes effective. In the event the market price of Peregrine common stock decreases or increases prior to the effective time, the market value at the effective time of the Peregrine common stock to be received in the merger in exchange for Harbinger common stock would correspondingly increase or decrease. WE URGE SHAREHOLDERS OF HARBINGER AND STOCKHOLDERS OF PEREGRINE TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE HARBINGER COMMON STOCK AND THE PEREGRINE COMMON STOCK.

    Following the merger, Harbinger common stock will no longer be listed on the Nasdaq National Market.

SHAREHOLDERS

    As of             , 2000, Peregrine had issued and outstanding 109,501,146
shares of Peregrine common stock held by             stockholders of record.

    As of             , 2000, Harbinger had issued and outstanding 40,057,369
shares of Harbinger common stock held by             shareholders of record.

DIVIDENDS

    Neither Peregrine nor Harbinger has ever declared or paid cash dividends on its capital stock. Peregrine currently expects to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. Under the merger agreement, Harbinger has agreed not to pay cash dividends pending the effectiveness of the merger.

                              THE SPECIAL MEETINGS

    This joint proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies from shareholders of Harbinger by Harbinger's board of directors and from stockholders of Peregrine by Peregrine's board of directors. On April 5, 2000, Peregrine, Harbinger, and a wholly owned subsidiary of Peregrine entered into the Agreement and Plan of Merger and Reorganization. The merger agreement contemplates a merger of the Peregrine subsidiary into Harbinger. As a result of the proposed merger, Harbinger would become a subsidiary of Peregrine, and shareholders of Harbinger would become stockholders of Peregrine.

    Peregrine and Harbinger will each hold a special meeting of its shareholders to vote upon matters in connection with the proposed merger. The boards of directors of Peregrine and Harbinger are soliciting proxies in connection with the matters to be voted upon at the special meetings.

DATE, TIME AND PLACE OF THE SPECIAL MEETINGS

      PEREGRINE SPECIAL MEETING              HARBINGER SPECIAL MEETING
-------------------------------------  -------------------------------------
      , 2000                           , 2000

9:00 a.m., local time                  9:00 a.m., local time

San Diego, California                  Atlanta, Georgia

PURPOSES OF THE SPECIAL MEETINGS

    PEREGRINE SPECIAL MEETING

    The purpose of Peregrine's special meeting is for holders of Peregrine common stock to approve the issuance of shares of Peregrine common stock in connection with the merger as required by the rules of The Nasdaq Stock Market. In addition, stockholders of Peregrine may transact any other business that may properly come before the Peregrine special meeting or any adjournment or postponement of the special meeting. Examples of other business that could be transacted at the meeting would be a motion to adjourn to a later date to permit further solicitation of proxies, if necessary, or to establish a quorum.

    HARBINGER SPECIAL MEETING

    The purpose of Harbinger's special meeting is for holders of Harbinger common stock to approve the Agreement and Plan of Merger and Reorganization entered on April 5, 2000 among Harbinger, Peregrine, and a wholly owned subsidiary of Peregrine and to approve the merger contemplated by the merger agreement. In addition, shareholders of Harbinger may transact any other business that may properly come before the Harbinger special meeting or any adjournment or postponement of the special meeting. Examples of other business that could be transacted at the meeting would be a motion to adjourn to a later date to permit further solicitation of proxies, if necessary, or to establish a quorum.

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

    The board of directors of Peregrine has concluded that the merger agreement and the merger are fair to, and in the best interests of, Peregrine and its stockholders. THE PEREGRINE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF PEREGRINE VOTE FOR THE PROPOSAL TO APPROVE THE ISSUANCE OF SHARES OF PEREGRINE COMMON STOCK IN CONNECTION WITH THE MERGER.

    The board of directors of Harbinger also has concluded that the merger agreement and the merger are fair to, and in the best interests of, Harbinger and its shareholders. THE HARBINGER BOARD OF DIRECTORS, BY THE UNANIMOUS VOTE OF THE DIRECTORS PRESENT, HAS RECOMMENDED THAT SHAREHOLDERS OF HARBINGER VOTE FOR THE PROPOSAL TO ADOPT AND APPROVE THE MERGER AGREEMENT AND APPROVE THE MERGER.

RECORD DATES AND OUTSTANDING SHARES

    PEREGRINE SPECIAL MEETING

    Stockholders of record who owned Peregrine common stock at the close of
business on             , 2000 will be entitled to attend and vote at the
Peregrine special meeting. On the record date, Peregrine had approximately 109,501,146 shares of common stock issued and outstanding. Peregrine had stockholders of record on the record date and believes that its
common stock is held by more than             beneficial owners.

    HARBINGER SPECIAL MEETING

    Shareholders of record who owned Harbinger common stock at the close of
business on             , 2000 will be entitled to attend and vote at the
Harbinger special meeting. On the record date, Harbinger had approximately 40,057,369 shares of common stock issued and outstanding. Harbinger had shareholders of record on the record date and believes that its
common stock is held by more than             beneficial owners.

VOTE AND QUORUM REQUIRED

    In order to conduct business at either the Harbinger special meeting or the Peregrine special meeting, a quorum must be present. In each case, a quorum will be present if a majority of the outstanding shares as of the record date are present in person or by proxy at the special meeting.

    PEREGRINE SPECIAL MEETING

    Holders of Peregrine common stock are entitled to one vote for each share held as of the record date. In order for the merger to become effective, holders of at least a majority of the shares of Peregrine common stock present, in person or by proxy, at the Peregrine special meeting must approve the issuance of shares of Peregrine common stock in connection with the merger. Holders of approximately 10.8% of the outstanding shares of Peregrine common stock have entered agreements under which they agreed to vote in favor of the issuance of Peregrine common stock in the merger. Approval of the issuance of Peregrine common stock in connection with the merger is required by the rules of the Nasdaq National Market.

    HARBINGER SPECIAL MEETING

    Holders of Harbinger common stock are entitled to one vote for each share held as of the record date. In order for the merger to become effective, holders of at least a majority of Harbinger's outstanding common stock at the record date must adopt and approve the merger agreement and approve the merger. Holders of approximately 14.5% of the outstanding shares of Harbinger common stock have entered agreements under which they agreed to vote for approval and adoption of the merger agreement and approval of the merger and to be present, in person or by proxy, at the Harbinger special meeting.

TREATMENT OF ABSTENTIONS AND BROKER NON-VOTES

    If you submit a proxy that indicates an abstention for voting in all matters, your shares will be counted as present for the purpose of determining the existence of a quorum, but they will not be voted on any matter at the applicable special meeting. Consequently, your abstention will have the same effect as a vote against the proposal.

    Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. The approval of the merger and the merger agreement at the Harbinger special meeting, and the approval of the issuance of shares of Peregrine common stock at the Peregrine special meeting, are not considered routine matters. Accordingly, brokers will not have discretionary voting authority to vote your shares. A "broker non-vote" occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the shares. At both special meetings, broker non-votes will be counted for the purpose of determining the presence of a quorum but will not be counted for the purpose of determining the number of votes cast on a matter. At the Peregrine special meeting, broker non-votes will have no effect on the outcome of the vote on the issuance of shares of Peregrine common stock in the merger. At the Harbinger special meeting, broker non-votes will have the same effect as a vote against the proposal to adopt and approve the merger agreement and to approve the merger.

EXPENSES OF PROXY SOLICITATION

    Peregrine and Harbinger will each bear the expenses of this solicitation, including the cost of preparing and mailing this joint proxy statement/prospectus. In addition, we may reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding this joint proxy statement/prospectus to you.

    Proxies may be solicited by directors, officers, and employees of Peregrine and Harbinger in person or by telephone, facsimile, or other means of communications. These directors, officers, and employees will not receive additional compensation for their solicitation efforts, but we may reimburse their reasonable out-of-pocket expenses.

    Peregrine and Harbinger have jointly retained Georgeson Shareholder
Communications, Inc. at an estimated cost of $            to assist them in the
solicitation of proxies for the Peregrine special meeting and the Harbinger special meeting.

METHODS OF VOTING

    VOTING BY MAIL. By signing and returning the proxy card in the enclosed prepaid and addressed envelope, you are enabling the individuals named on the proxy card (known as proxies) to vote your shares at the special meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the meeting. In this way, your shares will be voted even if you are unable to attend the meeting.

    Your shares will be voted in accordance with the instructions you indicate on the proxy card. If you return the proxy card but do not indicate your voting instructions, your shares will be voted as follows:

    - in the case of Harbinger shareholders, FOR the proposal to adopt and approve the merger agreement and to approve the merger; and

    - in the case of Peregrine stockholders, FOR the proposal to approve the issuance of shares of Peregrine common stock in connection with the merger.

    VOTING BY TELEPHONE. You may be able to vote by telephone. If so, instructions are included with your proxy card. If you vote by telephone, you do not need to complete and mail your proxy card.

    VOTING ON THE INTERNET. You may be able to vote on the Internet. If so, instructions are included with your proxy card. If you vote on the Internet, you do not need to complete and mail your proxy card.

    VOTING IN PERSON AT THE MEETING. If you plan to attend your company's special meeting and vote in person, you will be provided with a ballot at the meeting. If your shares are registered directly in your name, you are considered the stockholder of record and you have the right to vote in person at your company's special meeting. If your shares are held in the name of your broker or other nominee, you are considered the beneficial owner of shares held in your name. In that case, in order to vote at your company's special meeting, you will need to bring to the special meeting a legal proxy from your broker or other nominee authorizing you to vote these shares.

REVOKING YOUR PROXY

    You may revoke or change your proxy at any time before it is voted at your company's meeting. In order to do this, you may either:

    - sign and return another proxy at a later date;

    - if you are a Harbinger shareholder, send notice to Harbinger's secretary, Loren B. Wimpfheimer, that you are revoking your proxy;

    - if you are a Peregrine stockholder, send notice to Peregrine's secretary, Richard T. Nelson, that you are revoking your proxy; or

    - attend your special meeting and vote in person.

    YOUR VOTE IS IMPORTANT. TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT YOUR COMPANY'S SPECIAL MEETING, PLEASE SUBMIT YOUR PROXY ACCORDING TO THE INSTRUCTIONS ON THE ATTACHED CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.

                                   THE MERGER

    THIS SECTION OF THE JOINT PROXY STATEMENT/PROSPECTUS DESCRIBES THE MERGER. WHILE WE BELIEVE THAT THE DESCRIPTION COVERS THE MATERIAL TERMS OF THE MERGER AND THE RELATED TRANSACTIONS, THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THE MERGER, YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT AND THE OTHER DOCUMENTS TO WHICH WE REFER.

BACKGROUND OF THE MERGER

    The markets in which Peregrine and Harbinger sell their products are dynamic, rapidly evolving, and intensely competitive. As a result, each company has actively pursued potential business combinations, corporate acquisition opportunities, alliances, and other strategic transactions as a significant part of its business strategy in an effort to obtain and develop complementary products and technologies.

    In January 2000, Stephen P. Gardner, Peregrine's President and Chief Executive Officer, met with representatives of Deutsche Bank to discuss Peregrine's business and its interest in pursuing potential strategic transactions or relationships. Mr. Gardner authorized the representatives of Deutsche Bank to approach Harbinger regarding the exploration of a strategic or other business relationship with Peregrine.

    In late January 2000, James M. Travers, President and Chief Executive Officer of Harbinger, met with representatives of Deutsche Bank to discuss Harbinger's business and Harbinger's interest in pursuing partnerships, joint ventures and acquisitions. The representatives of Deutsche Bank suggested that Harbinger consider discussing a strategic relationship with Peregrine and provided Mr. Travers certain information concerning Peregrine.

    On February 8, 2000, a conference call occurred among Mr. Travers,
Mr. Gardner, and Loren B. Wimpfheimer, Harbinger's Vice President of Business Development and General Counsel. Mr. Travers and Mr. Gardner discussed each company's business and the potential benefits of a strategic relationship between the companies. Mr. Travers and Mr. Gardner agreed to meet in person at a later date.

    Representatives of both companies were in San Francisco for an analyst conference the week of February 28, 2000. On February 29, Mr. Gardner and
Mr. Travers arranged to meet for dinner. Also present for the dinner meeting were David A. Farley, Peregrine's Chief Financial Officer; James K. McCormick, Harbinger's Chief Financial Officer; Richard T. Nelson, Peregrine's Vice President of Corporate Development; Mr. Wimpfheimer; and a representative of Deutsche Bank. The representatives of Peregrine and Harbinger discussed various aspects of each company's business. Mr. Gardner described Peregrine's interest in integrating its infrastructure management product line with internet-based asset procurement solutions. The meeting concluded with a discussion of various strategic alternatives for the two companies, including a possible business alliance, joint venture, or business combination.

    On March 1, 2000, Mr. Nelson and Mr. Wimpfheimer met to plan additional meetings between Peregrine and Harbinger. In addition, Peregrine and Harbinger entered into a mutual nondisclosure agreement. Following execution of the nondisclosure agreement, Harbinger provided Peregrine with additional financial and operating information relating to Harbinger.

    On March 2, 2000, Mr. Wimpfheimer contacted representatives of Goldman, Sachs & Co. concerning Goldman Sachs' representation of Harbinger.

    On March 8 and 9, representatives of the management teams of Peregrine and Harbinger met at a hotel at Dallas-Fort Worth airport. Attending these meetings were Mr. Nelson, Mr. Wimpfheimer, and various senior executives in charge of sales, marketing, and product development activities for Peregrine and Harbinger. Representatives of Goldman Sachs also attended. During these meetings, management of the two companies discussed their businesses and operations in greater detail.

    Over the next several weeks, Goldman Sachs assisted Harbinger in its discussions with Peregrine. In addition, Goldman Sachs and Harbinger identified other companies that might be expected to have an interest in a strategic transaction with Harbinger. Representatives of Harbinger and Goldman Sachs made exploratory contact with a number of companies and received inquiries concerning possible transactions with Harbinger from a number of these other companies, but no formal offers.

    During the weeks following this meeting, executives of Peregrine and Harbinger and their respective financial and legal advisors exchanged numerous telephone calls concerning possible terms for a potential business combination between the companies.

    On March 21, 2000, Harbinger executed an engagement letter with Goldman Sachs pursuant to which Goldman Sachs agreed to act as Harbinger's financial advisor.

    On March 22, 2000, the Harbinger board of directors held a special telephonic meeting. Mr. Travers briefed the Harbinger board on the discussions with Peregrine and Harbinger's contacts with other parties to date. Mr. Travers also described the discussions with Peregrine regarding the financial terms for a combination with Peregrine. Goldman Sachs briefed the Harbinger board, and responded to questions, on the key terms of Peregrine's proposal, possible market reaction to a combination of Peregrine and Harbinger, and Peregrine's past history with business combinations. In addition, Goldman Sachs provided the Harbinger board with an overview of the contacts with other parties. Harbinger's board, management, and financial and legal advisors then engaged in an extended discussion of Peregrine and its history, the merits and risks of a combination with Peregrine and possible transaction structures and pricing terms. Brobeck, Phleger & Harrison LLP, special legal counsel to Harbinger, also advised the Harbinger board regarding a number of additional terms proposed by Peregrine and responded to questions raised by the board.

    On March 23 and 24, 2000, executives of the two companies and their respective financial and legal advisors participated in a number of phone calls regarding the financial and other terms for the potential combination.

    Peregrine entered into an engagement letter, dated as of March 1, 2000, with Deutsche Bank pursuant to which Deutsche Bank agreed to act as Peregrine's financial advisor in connection with a proposed merger with Harbinger.

    On March 26, 2000, Mr. Gardner and Mr. Travers had a telephone conversation to review the key financial terms of the potential combination. During this conversation, the executives discussed an exchange ratio of 0.75 of a share of Peregrine common stock for each outstanding share of Harbinger common stock.

    On March 27, 2000, Harbinger's board of directors held a special telephonic meeting to review the status of negotiations between Harbinger and Peregrine. Mr. Travers and representatives of Goldman Sachs discussed the financial implications of the proposed 0.75 exchange ratio, including the implied valuation of Harbinger, the implied per-share premium relative to Harbinger's then-current trading price, and the percentage of Peregrine's outstanding common stock that would be held after the merger by former shareholders of Harbinger. In addition, representatives of Goldman Sachs commented on other proposed terms of a combination with Peregrine and provided an overview of contacts with companies other than Peregrine.

    From March 29 to March 31, 2000, representatives of Peregrine, Harbinger, and their respective financial and legal advisors held meetings in Atlanta to conduct due diligence on Harbinger. During these meetings, Mr. Gardner and Mr. Farley also made presentations to the Harbinger management team concerning Peregrine.

    In addition, between March 30 and April 5, 2000, Peregrine, Harbinger and their respective legal and financial advisors engaged in extensive negotiations with respect to the merger agreement and the related transaction agreements.

    On March 30, 2000, Peregrine's board of directors held a special telephonic meeting to discuss the proposed merger with Harbinger. Mr. Gardner summarized Harbinger and its business as well as the recent history of Peregrine's negotiations with Harbinger. Mr. Gardner also reviewed with the board the proposed financial terms of the merger.

    From April 1 to 2, 2000, representatives of Peregrine, Harbinger, and their respective financial and legal advisors held meetings in La Jolla, California and at Peregrine's offices in San Diego, California. Representatives of Deutsche Bank and Goldman Sachs were present for portions of these meetings. In addition, several telephone conferences took place among participants who were not present in San Diego. The purpose of these meetings and telephone conferences was to permit Harbinger and its advisors to conduct due diligence of Peregrine.

    On April 4, 2000, the board of directors of Peregrine held a special telephonic meeting to consider the proposed merger. Mr. Gardner, together with representatives from Wilson Sonsini Goodrich & Rosati and Deutsche Bank, updated the board with respect to negotiations and discussions since the board's
March 30, 2000 meeting. In particular, representatives of Wilson Sonsini Goodrich & Rosati reviewed with the board its legal responsibilities in considering the merger and summarized the drafts of the merger agreement and ancillary transaction agreements, which had been circulated to the board prior to the meeting.

    The board of directors of Harbinger also held a special telephonic meeting on April 4 to review the principal strategic, financial, and legal considerations relating to the proposed merger. During the meeting, representatives of Brobeck, Phleger & Harrison LLP, special outside counsel to Harbinger, and Morris, Manning & Martin, L.L.P., regular outside counsel to Harbinger, reviewed with the board of directors its legal and fiduciary duties in connection with the merger and summarized the terms of the most recent draft of the merger agreement and reviewed in detail the terms and effects of certain key provisions. Goldman Sachs then reviewed the financial terms of Peregrine's proposal as well as the terms of comparable recent transactions. In addition, Goldman Sachs summarized the status of contacts with companies other than Peregrine. Following a discussion among the board members, Harbinger's board adjourned the meeting without action and agreed to resume its deliberations on April 5, 2000.

    On April 5, 2000, Peregrine's and Harbinger's respective boards each met separately to discuss the final terms of the merger and the proposed merger agreement. At the Peregrine board meeting, Mr. Gardner again reviewed with the board the strategic and business rationale for the proposed merger. Representatives of Peregrine's legal and financial advisors summarized the principal terms of the proposed merger for the board. Representatives of Wilson Sonsini Goodrich & Rosati indicated changes that had been made to the merger agreement since the prior day's meetings. Representatives of Deutsche Bank then reviewed financial analyses they had prepared in connection with their evaluation of the fairness, from a financial point of view, of the proposed exchange ratio. Deutsche Bank's representatives rendered their oral opinion, subsequently confirmed in writing, to the effect that, as of April 5, 2000 and subject to certain assumptions and limitations set forth therein, the exchange ratio was fair to Peregrine from a financial point of view. For a more detailed discussion of Deutsche Bank's analysis and opinion, you should review the section captioned "Opinion of Deutsche Bank Securities Inc., financial advisor to Peregrine" beginning on page 62 and the text of Deutsche Bank's opinion attached as Annex F to this joint proxy statement/prospectus.

    After further deliberation, the Peregrine board unanimously:

    - determined that the merger is fair to, and in the best interests of, Peregrine's stockholders;

    - approved the merger, the merger agreement, and the transactions contemplated in the merger agreement;

    - resolved to call a special meeting of Peregrine's stockholders to approve the issuance of Peregrine common stock in connection with the merger as required by the rules of The Nasdaq Stock Market; and

    - resolved to recommend that the stockholders of Peregrine vote in favor of the issuance of shares of Peregrine common stock in connection with the merger.

    At the meeting of Harbinger's board held on April 5, 2000, the Harbinger board resumed its deliberations regarding the proposed merger. A representative of Brobeck, Phleger & Harrison summarized the results of the parties' further negotiations since the prior day's meeting. Representatives of Goldman Sachs then reviewed financial analyses they had prepared in connection with their evaluation of the proposed exchange ratio. Goldman Sachs' representatives rendered the oral opinion of Goldman Sachs, subsequently confirmed in writing, to the effect that, as of April 5, 2000, and based upon and subject to the various qualifications and assumptions described in the opinion, the exchange ratio was fair from a financial point of view to the holders of Harbinger common stock. For a more detailed discussion of Goldman Sachs' analysis and opinion, you should review the section captioned "Opinion of Goldman, Sachs & Co., financial advisor to Harbinger" beginning on page 50 and the text of Goldman Sachs' opinion attached as Annex E to this joint proxy statement/prospectus.

    After further deliberation, the Harbinger board, by a unanimous vote of the directors present:

    - determined that the merger agreement and merger are advisable and fair to, and in the best interests of, Harbinger and its shareholders;

    - approved the merger, the merger agreement, and the transactions contemplated in the merger agreement;

    - resolved to call a special meeting of Harbinger's shareholders to approve the merger and to adopt and approve the merger agreement; and

    - resolved to recommend that shareholders of Harbinger vote in favor of adoption and approval of the merger agreement and approval of the merger.

    Following the conclusion of the two board meetings, Peregrine and Harbinger finalized, executed and delivered the merger agreement.

    On April 5, 2000, the companies issued a joint press release announcing the transaction.

JOINT REASONS FOR THE MERGER

    Peregine and Harbinger each believe that the Internet has redefined the beginning and end points of business processes. We believe that, through the Internet, businesses are now challenged to extend their operations beyond traditional internal constraints and to interact directly with their supplier base. At the same time, suppliers are challenged to reach customers in new ways, notably by making their products and services available over the Internet and through web-based marketplaces for goods and services. We believe business is evolving toward an end-to-end process for managing business assets and infrastructure. We believe that combining Harbinger and Peregine can link the internal processes associated with managing assets with the external processes associated with acquiring them.

HARBINGER'S REASONS FOR THE MERGER

    In approving the merger agreement and the merger and recommending that Harbinger shareholders approve and adopt the merger agreement and approve the merger, the Harbinger board identified a number of potential benefits from the merger, including the following:

    - the Harbinger board's judgment that the two companies have significant complementary strengths and complementary products and solutions;

    - the fact that the exchange ratio was at a significant premium over the relative prices of Harbinger common stock then prevailing in the market, and the further opportunity for Harbinger's shareholders to participate in the future growth in value of the combined company as stockholders of Peregrine due to the expected ownership of former Harbinger shareholders immediately following the merger;

    - the combined company's potential to be a market leader for e-business solutions delivery, and its ability to offer products and solutions to large, medium and small enterprises;

    - the combined company's potential to enable businesses to access multiple e-marketplaces for requisitioning, acquiring, managing and disposing of critical assets, facilities and other operating resources;

    - the combined company's ability to be a comprehensive single-source provider for operating and linking e-business networks, e-catalogs and online marketplaces, while managing the full lifecycle and infrastructure of e-business; and

    - the combined company's opportunity to participate in the expected growth of infrastructure management, employee self-service and e-marketplace enablement; its capacity for full-life-cycle e-business delivery and operations, its status as a single-source provider of e-business technology, enablement and services; and its potential to leverage global presence in sales, support and alliances.

    In identifying these benefits and evaluating the merger, the Harbinger board reviewed a number of factors and sources of information, including the following:

    - historical information concerning Harbinger and Peregrine and their respective businesses, financial performance, condition, operations, technology, management and position in the markets, and information and evaluations regarding the two companies' strengths, weaknesses and future prospects;

    - the reports and views of Harbinger's management, and the reports of Harbinger's financial advisor, Goldman Sachs, and its legal advisors, Brobeck Phleger & Harrison LLP and Morris, Manning & Martin, L.L.P.

    - the two companies' track records for integrating e-business processes for infrastructure management, e-procurement and e-marketplaces (portals), and deploying e-business solutions;

    - current financial market conditions and historical market prices, volatility and trading information for Harbinger common stock and Peregrine common stock; and various factors that might affect the market value of Peregrine common stock in the future;

    - the premium represented by the exchange ratio and the premiums paid in other recent transactions that could be viewed as comparable, and the negotiations between Harbinger and Peregrine relating to the exchange ratio;

    - the alternatives available to Harbinger and the history of contacts with other parties;

    - the presentations of Goldman Sachs at the briefing of the Harbinger board on March 22 and 27, 2000 and the meetings of the Harbinger board on April 4 and 5, 2000, and Goldman Sachs' opinion to the effect that, as of April 5, 2000 and based upon and subject to the various qualifications and assumptions described in the opinion, the proposed exchange ratio was fair, from a financial point of view, to the holders of Harbinger common stock;

    - the terms of the merger agreement and related agreements, by themselves and in comparison to the terms of other transactions, and the intensive negotiations between Peregrine and Harbinger, including their negotiations relating to the details of the conditions to the parties' obligations to complete the merger, the no-shop restrictions on Harbinger, the scope of Harbinger's fiduciary out, the parties' termination rights, the termination fee, the voting agreements, and the stock option agreement; and

    - the accounting treatment of the merger and the fact that Harbinger was then ineligible for "pooling of interests" treatment as a result of certain past stock repurchases.

    The Harbinger board also identified and considered a number of risks and uncertainties in its deliberations concerning the merger, including the following:

    - the fact that the exchange ratio is fixed and will not change with increases or decreases in the market price of either company's stock before the closing of the merger, and the possibility that the dollar value of a share of Peregrine stock at the closing of the merger may be more or less than the dollar value of a share of Peregrine stock at the signing of the merger agreement;

    - the risk that the potential benefits sought in the merger may not be fully realized, if at all;

    - the possibility that the merger may not be consummated and the effect of the public announcement of the merger on Harbinger's sales, customer relations and operating results and Harbinger's ability to attract and retain key management, marketing and technical personnel;

    - the risk that despite the efforts of the combined company, key technical, marketing and management personnel might not choose to remain employed by the combined company;

    - the risk of market confusion and hesitation and potential delay or reduction in orders;

    - the fact that pursuant to the merger agreement, Harbinger is required to obtain Peregrine's consent before it can take a variety of actions between the signing and the closing of the merger;

    - Harbinger's limited ability to terminate the merger agreement, including Harbinger's inability to terminate the merger agreement merely because a superior proposal has been made to Harbinger; and

    - various other risks associated with the businesses of Harbinger, Peregrine and the combined company and the merger described under "Risk Factors."

    The Harbinger board believed that certain of these risks were unlikely to occur or unlikely to have a material impact on the merger or the combined company, while others could be avoided or mitigated by Harbinger or by the combined company, and that, overall, the risks, uncertainties, restrictions and potentially negative factors associated with the merger were outweighed by the potential benefits of the merger.

    The foregoing discussion of information and factors considered and given weight by the Harbinger board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Harbinger board. In view of the variety of factors considered in connection with its evaluation of the merger, the Harbinger board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations.

RECOMMENDATION OF HARBINGER'S BOARD OF DIRECTORS

    AFTER CAREFUL CONSIDERATION, BY THE UNANIMOUS VOTE OF THE DIRECTORS PRESENT, THE BOARD OF DIRECTORS OF HARBINGER HAS RECOMMENDED THAT HARBINGER'S SHAREHOLDERS VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND IN FAVOR OF APPROVAL OF THE MERGER.

OPINION OF GOLDMAN, SACHS & CO., FINANCIAL ADVISOR TO HARBINGER

    On April 5, 2000, Goldman Sachs rendered its oral opinion to the board of directors of Harbinger, which was subsequently confirmed by the written opinion of Goldman Sachs, dated April 5, 2000, that, as of that date, and based upon and subject to the various qualifications and assumptions described in its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of Harbinger common stock.

    THE FULL TEXT OF THE WRITTEN FAIRNESS OPINION OF GOLDMAN SACHS, DATED APRIL 5, 2000, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX E AND IS INCORPORATED HEREIN BY REFERENCE. HARBINGER SHAREHOLDERS SHOULD READ THE OPINION IN ITS ENTIRETY.

    In connection with its opinion, Goldman Sachs reviewed, among other things:

    - the merger agreement;

    - Annual Reports to Shareholders and Annual Reports on Form 10-K of Harbinger for the five years ended December 31, 1999;

    - Annual Reports to Shareholders and Annual Reports on Form 10-K of Peregrine for the three fiscal years ended March 31, 1999;

    - certain interim reports to shareholders and Quarterly Reports on Form 10-Q of Harbinger and Peregrine;

    - certain other communications from Harbinger and Peregrine to their respective shareholders;

    - certain internal financial analyses and forecasts for Harbinger prepared by its management; and

    - certain cost savings and operating synergies projected by the management of Harbinger to result from the transactions contemplated by the merger agreement.

    In addition, Goldman Sachs:

    - held discussions with members of the senior management of Harbinger and Peregrine regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies;

    - reviewed the reported price and trading activity for the Harbinger common stock and Peregrine common stock, which, like many Internet related stocks, have been and are likely to continue to be subject to significant short term price and trading volatility;

    - compared certain financial and stock market information for Harbinger and Peregrine with similar information for certain other companies, the securities of which are publicly traded;

    - reviewed the financial terms of certain recent business combinations in the enterprise software, business-to-business e-commerce and enterprise e-commerce industries specifically and in other industries generally; and

    - performed such other studies and analyses as Goldman Sachs considered appropriate.

    Goldman Sachs has relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by it and has assumed the accuracy and completeness of this information for purposes of rendering its opinion. In that regard, Goldman Sachs has assumed, with the consent of the board of directors of Harbinger, that the cost savings and operating synergies have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the management of Harbinger. As Harbinger was aware, Peregrine did not make available to Goldman Sachs Peregrine's projections of expected future performance. Accordingly, Goldman Sachs' review of such matters was limited to discussions with the senior management of Peregrine of certain publicly available estimates of research analysts. Goldman Sachs has also assumed, with the consent of the board of directors of Harbinger, that the estimates of research analysts as commented on by the senior management of Peregrine have been prepared on a basis that does not materially differ from the view of management of Peregrine as to the future performance of Peregrine. Peregrine has advised Goldman Sachs and Harbinger that as a matter of policy it does not adopt or otherwise endorse publicly available estimates of Peregrine's future financial performance by research analysts. Accordingly, no inference should be drawn from the contents of Goldman Sachs' written fairness opinion to Harbinger's board of directors dated April 5, 2000 that Peregrine has endorsed any publicly available estimates of Peregrine's future financial performance by research analysts.

    Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities of Harbinger or Peregrine or any of their subsidiaries and it has not been furnished with any such evaluation or appraisal of any of these assets or liabilities. The opinion of Goldman Sachs was provided for the information and assistance of the board of directors of Harbinger in connection with its consideration of the transaction contemplated by the merger agreement. Goldman Sachs' opinion does not constitute a recommendation as to how any holder of Harbinger common stock should vote with respect to such transaction.

    The following is a summary of the material financial analyses reviewed by Goldman Sachs and used in connection with providing its opinion to the board of directors of Harbinger on April 5, 2000. It does not purport to be a complete description of the analyses performed by Goldman Sachs. The order of analyses described, and the results of those analyses, do not represent relative importance or weight given to those analyses by Goldman Sachs. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 5, 2000, and is not necessarily indicative of current market conditions.

    THE SUMMARY INCLUDES INFORMATION PRESENTED IN TABULAR FORMAT. THESE TABLES SHOULD BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY.

1.  SUMMARY OF TRANSACTION MULTIPLES

    At the exchange ratio of 0.75 of a share of Peregrine common stock for each share of Harbinger common stock, Goldman Sachs noted that, based on the closing prices of Peregrine common stock of $56.22 and Harbinger common stock of $22.13 on April 4, 2000, the implied price per share being paid in the merger was $42.16, representing a premium of 90.6%. (It should be noted that the closing price of Peregrine common stock on May 4, 2000 was $24.13 and based on that price, the implied price per share of Harbinger common stock based on the same exchange ratio was $18.09.) Goldman Sachs then calculated implied per share prices using average market prices of Peregrine common stock over selected periods at the exchange ratio of 0.75 and compared these implied per share prices with average market prices of Harbinger common stock over selected periods. The results of this analysis are as follows:

                                            IMPLIED VALUES AND IMPLIED PREMIUMS OF THE 0.75 EXCHANGE RATIO
                                ---------------------------------------------------------------------------------------
                                                             BASED ON AVERAGE PRICE OF      BASED ON AVERAGE PRICE OF
                                BASED ON CLOSING PRICE OF    PEREGRINE COMMON STOCK OF      PEREGRINE COMMON STOCK OF
                                PEREGRINE COMMON STOCK OF   $67.94 FOR THE 10-DAY PERIOD   $68.22 FOR THE 30-DAY PERIOD
                                 $56.22 ON APRIL 4, 2000        ENDED APRIL 4, 2000            ENDED APRIL 4, 2000
                                -------------------------   ----------------------------   ----------------------------
IMPLIED VALUE PER SHARE OF
  HARBINGER COMMON STOCK......          $42.16                       $50.96                         $51.17

PREMIUM TO CLOSING PRICE OF
  HARBINGER COMMON STOCK OF
  $22.13 ON APRIL 4, 2000.....          90.6%                        130.3%                         131.3%

PREMIUM TO AVERAGE PRICE OF
  HARBINGER COMMON STOCK OF
  $31.71 FOR THE 1-MONTH
  PERIOD ENDED APRIL 4,
  2000........................          33.0%                        60.7%                          61.4%

PREMIUM TO AVERAGE PRICE OF
  HARBINGER COMMON STOCK OF
  $28.53 FOR THE 3-MONTH
  PERIOD ENDED APRIL 4,
  2000........................          47.8%                        78.6%                          79.4%

    Goldman Sachs also calculated the implied premium being paid in the merger by comparing the exchange ratio in the merger with the average exchange ratio of the market price of Harbinger common stock over selected periods to the closing price of Peregrine common stock on April 4, 2000. The results of the analysis are as follows:

                                                    IMPLIED PREMIUMS TO VARIOUS MARKET EXCHANGE RATIOS
                                                  ------------------------------------------------------
                                                  BASED ON CLOSING PRICE OF
                                                  PEREGRINE COMMON STOCK OF   PREMIUM REPRESENTED BY THE
                                                   $56.22 ON APRIL 4, 2000      IMPLIED EXCHANGE RATIO
                                                  -------------------------   --------------------------
BASED ON CLOSING PRICE OF HARBINGER COMMON STOCK
  OF $22.13 ON APRIL 4, 2000....................             0.39x                       90.6%

BASED ON AVERAGE PRICE OF HARBINGER COMMON STOCK
  OF $31.71 FOR THE 1-MONTH PERIOD ENDED APRIL
  4, 2000.......................................             0.47x                       61.2%

BASED ON AVERAGE PRICE OF HARBINGER COMMON STOCK
  OF $28.53 FOR THE 3-MONTH PERIOD ENDED APRIL
  4, 2000.......................................             0.55x                       35.2%

    Using the implied values of $42.16, $50.96 and $51.17 per share, Goldman Sachs calculated various financial multiples and ratios of the implied prices for Harbinger for the years 1999 and 2000. Goldman Sachs obtained the 1999 data from Harbinger's Annual Report on Form 10-K for the fiscal year ended
December 31, 1999 and the 2000 data from Harbinger's management projections. The analysis was made based on (i) 44.9 million fully diluted shares of Harbinger common stock outstanding, (ii) Harbinger's net debt of ($12.9) million as of December 31, 1999, (iii) Harbinger's 1999 and projected 2000 sales of
$155.5 million and $190.0 million, (iv) Harbinger's 1999 and projected 2000 earnings before interest, taxes, depreciation, and amortization ("EBITDA") of $22.1 million and $16.9 million, (v) Harbinger's 1999 and projected 2000 earnings before interest and taxes ("EBIT") of

$12.6 million and $4.5 million and (vi) Harbinger's 1999 and projected 2000 earnings per share ("EPS") of $0.26 and $0.11.

                                                           IMPLIED TRANSACTION
                                                                MULTIPLES
                                                      ------------------------------
IMPLIED PRICE PER SHARE                                $42.16     $50.96     $51.17
-----------------------                               --------   --------   --------
Enterprise Value/Sales
  1999..............................................     12.1x      14.6x      14.7x
  2000 (estimated)..................................      9.9x      12.0x      12.0x

Enterprise Value/EBITDA
  1999..............................................     85.1x     103.0x     103.4x
  2000 (estimated)..................................    111.3x     134.7x     135.2x

Enterprise Value/EBIT
  1999..............................................    149.3x     180.6x     181.4x
  2000 (estimated)..................................    418.0x     505.8x     507.9x

P/E Multiple
  1999..............................................    162.2x     196.0x     196.8x
  2000 (estimated)..................................    383.7x     463.7x     465.6x

    2. HISTORICAL STOCK TRADING ANALYSIS

    Goldman Sachs reviewed and compared historical exchange ratios over selected periods by calculating the ratio of the market price of Harbinger common stock to the market price of Peregrine common stock on a daily basis and averaging such ratios over the selected periods. The results of the analysis are summarized as follows:

PERIOD FOR WHICH THE DAILY                                AVERAGE EXCHANGE RATIO
EXCHANGE RATIOS WERE CALCULATED                               DURING PERIOD
-------------------------------                           ----------------------
April 4, 2000...........................................          0.39x
1 month ended April 4, 2000.............................          0.47x
3 months ended April 4, 2000............................          0.55x
6 months ended April 4, 2000............................          0.63x
1 year ended April 4, 2000..............................          0.76x

    Goldman Sachs also compared the historical trading prices of Harbinger common stock and Peregrine common stock with the following: (i) an enterprise software composite index comprised of the common stock of Baan, BMC Software, Compuware, Great Plains Software, JD Edwards, JDA Software, Peoplesoft, SAP and Siebel Systems; (ii) an enterprise e-commerce composite index comprised of the common stock of i2 Technologies, Microsoft and Oracle; (iii) a business-to-business e-commerce composite index comprised of the common stock of Ariba, CommerceOne, FreeMarkets, Internet Capital Group, PCOrder.com, PurchasePro.com and Vitria; and (iv) the Goldman Sachs Technology Index (GTSI). The analysis indicated that, for the period from April 5, 1999 to April 4, 2000, the Harbinger common stock and Peregrine common stock have increased relative to the enterprise software composite index, business-to-business e-commerce composite index and GTSI but decreased relative to the enterprise e-commerce composite index.

    3. SELECTED PUBLIC MARKET COMPARABLES

    Goldman Sachs reviewed financial information of Harbinger, Peregrine and comparable companies whose securities are publicly traded. Goldman Sachs calculated various financial multiples and ratios for Harbinger based on
(i) the market price of the Harbinger common stock on April 4, 2000 and

(ii) the implied price per share of the Harbinger common stock being paid in the merger. Such financial multiples and ratios were compared with those for the business-to-business e-commerce companies and enterprise software companies selected for the historical stock trading analysis.

    Goldman Sachs also conducted a similar analysis for Peregrine based on the market price of the Peregrine common stock on April 4, 2000. Financial multiples and ratios for Peregrine were compared with those for the enterprise e-commerce companies and enterprise software companies selected for the historical stock trading analysis.

    Where applicable, the financial multiples and ratios for Harbinger, Peregrine and the selected companies were calculated using the (i) the closing prices of their common stock on April 4, 2000 and (ii) their respective equity market capitalization. Estimates of revenues and price-to-earning ("P/E") ratios for Harbinger, Peregrine and the selected companies were obtained from the following sources:

    - for Harbinger, estimates for the year 2000 were based on average street revenue estimates and estimates for the year 2001 were based on Harbinger's management projections;

    - for Peregrine, estimates for the years 2000 and 2001 were based on a publicly available research report dated February 18, 2000; and

    - for the selected companies, estimates for the years 2000 and 2001 were based on public filings, estimates of I/B/E/S International, a financial information services provider, and respective publicly available research reports.

    The results of the analyses are summarized as follows:

                           BUSINESS-TO-BUSINESS                                       ENTERPRISE                HARBINGER
                                E-COMMERCE            ENTERPRISE SOFTWARE             E-COMMERCE          ----------------------
                         ------------------------   ------------------------   ------------------------    MARKET    TRANSACTION
                             RANGE        MEDIAN        RANGE        MEDIAN        RANGE        MEDIAN     VALUE        VALUE
                         -------------   --------   -------------   --------   -------------   --------   --------   -----------
Stock Price as a % of
  52-week high.........  26.7% - 59.6%    37.6%     27.3% - 71.5%     57.3%    42.8% - 85.9%     74.3%      59.1%          NM
Revenue Multiple
  2000 (estimated).....  6.2x - 270.4x    81.5x      1.4x - 37.5x      4.3x    20.8x - 23.8x     21.3x       5.0x         9.9x
                               32.8x -
  2001 (estimated).....         169.7x    61.1x      1.2x - 26.7x      3.5x    15.4x - 21.7x     18.7x       3.7x         7.3x
2000 Revenue
  Multiple/1997-1999
  Revenue Compounded
  Annual Growth Rate...    0.1x - 1.0x     0.3x       0.1x - 0.4x      0.1x      0.3x - 1.0x      0.8x       0.3x         0.7x
P/E Multiple
                                                          14.9x -                    49.5x -
  2000 (estimated).....             NM       NM            132.3x     59.6x           262.3x    105.5x     201.1x       383.3x
                                                          11.1x -                    40.1x -
  2001 (estimated).....             NM       NM            100.9x     36.0x           178.2x     85.3x      36.9x        70.3x
IBES 5-year EPS
  Compounded Annual
  Growth Rate..........  25.0% - 95.0%    50.0%     20.0% - 40.0%     26.5%    25.0% - 40.0%     25.0%      35.0%        35.0%


                         PEREGRINE
                         ---------
Stock Price as a % of
  52-week high.........     70.7%
Revenue Multiple
  2000 (estimated).....     19.9x

  2001 (estimated).....     13.9x
2000 Revenue
  Multiple/1997-1999
  Revenue Compounded
  Annual Growth Rate...      0.2x
P/E Multiple

  2000 (estimated).....    124.9x

  2001 (estimated).....     69.2x
IBES 5-year EPS
  Compounded Annual
  Growth Rate..........     47.5%

    4. DISCOUNTED CASH FLOW ANALYSIS

    Using Harbinger's management projections, Goldman Sachs calculated and analyzed the sensitivity of the implied equity value for Harbinger on a per share basis based on (i) Harbinger's net debt of ($12.9) million as of December 31, 1999, (ii) 40.1 million basic shares of Harbinger common stock outstanding and (iii) 7.2 million options to purchase Harbinger common stock with a weighted average strike price of $13.54 outstanding.

    Goldman Sachs calculated a range of implied equity value for Harbinger on a per share basis by discounting projected future cash flows through 2002 and 2002 unlevered net income terminal multiples ranging from 30.0x to 50.0x at discount rates ranging from 15.0% to 35.0% to June 30, 2000. This analysis showed that the implied equity value of Harbinger common stock ranged from $19.28 to $37.34 per share.

    Using a 40.0x 2002 estimated unlevered net income terminal multiple and a 25.0% discount rate, Goldman Sachs performed a sensitivity analysis to consider the impact of variances in sales growth and EBIT margins of Harbinger on its implied equity value per share. This analysis showed that, with a variance in sales growth ranging from (10.0)% to 10.0% and a variance in EBIT margin ranging from (2.0)% to 2.0%, the implied equity value of Harbinger ranged from $19.74 to $37.02 per share.

    5. P/E METHODOLOGIES AND IMPLIED STOCK PRICE ANALYSIS

    Using the 2001, 2002 and 2003 fully-diluted EPS estimates for Harbinger common stock provided by Harbinger's management, Goldman Sachs calculated a range of implied future stock prices of Harbinger common stock based on forward EPS multiples ranging from 30x to 50x. Goldman Sachs then analyzed the present value of Harbinger common stock by discounting the implied future stock prices to June 30, 2000 at discount rates ranging from 15% to 35%. This analysis showed that, with 2001, 2002 and 2003 fully-diluted EPS estimates of $0.47, $0.86 and $1.41, the present value of the implied future stock price of Harbinger common stock as of June 30, 2000 would range from $16.39 to $49.84 per share.

    6. PRO FORMA MERGER ANALYSIS

    Goldman Sachs analyzed the pro forma financial impact of the merger on the fully-diluted cash EPS of Peregrine common stock for the fiscal years ending March 31, 2000 and March 31, 2001. Estimates for Harbinger, as adjusted to reflect Peregrine's fiscal year end of March 31, were based on a publicly available research report dated February 10, 2000 for fiscal 2000 and the fiscal 2000 cash earnings were grown at the I/B/E/S median long term growth rate to estimate fiscal 2001 cash earnings. Estimates for Peregrine were based on publicly available median consensus earnings estimates. Estimates of revenue enhancements and cost reductions that are expected to result from the merger were provided by Harbinger's management. The fully-diluted cash EPS estimates for Harbinger and Peregrine on a stand-alone basis did not include historical transaction goodwill. The analysis was based on the following additional assumptions:

    - the merger would result in annual revenue enhancements and cost reductions of $38.2 million on a pre-tax basis;

    - the combined company would be subject to a tax rate of 33%;

    - 100% of the synergies would be phased in during the year 2001;

    - no additional interest expense would be resulted from the merger;

    - transaction goodwill amortization was excluded;

    - there were 44.9 million and 121.7 million of fully-diluted shares of Harbinger and Peregrine common stock outstanding, respectively; and

    - purchase accounting would apply to the combined company.

    Taking into account the revenue enhancements and cost reductions expected to result from the merger, the pro forma fully-diluted cash EPS of the combined company would be as follows:

                                           PEREGRINE   HARBINGER   COMBINED COMPANY
                                           ---------   ---------   ----------------
2000 (estimated).........................    $0.31       $0.25          $0.31
2001 (estimated).........................    $0.51       $0.14          $0.60

    7. CONTRIBUTION ANALYSIS

    Goldman Sachs calculated the respective percentage contribution by Peregrine and Harbinger to the combined company for the years 2001 and 2002. Estimates for Harbinger, as adjusted to reflect Peregrine's fiscal year end of March 31, were based on Harbinger's management projections and estimates for Peregrine were based on a publicly-available research report dated February 18, 2000. Historical data for Harbinger, as adjusted to reflect Peregrine's fiscal year end of March 31, were based on Harbinger's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and historical data for Peregrine were based on Peregrine's Annual Report on Form 10-K for the fiscal year ended March 31, 1999 and its Quarterly Report on Form 10-Q for the fiscal quarter ended
December 31, 1999.

    Goldman Sachs computed the relative contribution of Harbinger and Peregrine to the combined company in terms of (i) equity market capitalization,
(ii) enterprise value and (iii) pro forma ownership based on the following information or assumptions:

    - the market prices of Peregrine common stock and Harbinger common stock were $56.22 and $22.13, respectively, as of April 4, 2000;

    - 105.0 million basic shares of Peregrine common stock and 40.1 million basic shares of Harbinger common stock were outstanding as of December 31, 1999;

    - 18.5 million options to purchase Peregrine common stock with a weighted average strike price of $5.68 and 7.2 million options to purchase Harbinger common stock with a weighted average strike price of $13.54 were outstanding as of December 31, 1999;

    - the options to purchase Harbinger common stock would be rolled-over on a tax-fee basis; and

    - the net debts of Peregrine and Harbinger were ($22.9) million and ($12.9) million, respectively, as of December 31, 1999.

    The results of the analysis are as follows:

                                                              % CONTRIBUTION
                                                           ---------------------
                                                           PEREGRINE   HARBINGER
                                                           ---------   ---------
Equity Market Capitalization.............................     88%         12%
Enterprise Value.........................................     88%         12%
Pro Forma Ownership......................................     78.3%       21.7%

    In addition, Goldman Sachs computed the relative contribution of Harbinger and Peregrine to the combined company in terms of their respective (i) sales,
(ii) EBITDA, (iii) EBIT and (iv) cash net income. Using estimates provided by Harbinger's management, Goldman Sachs also conducted a similar analysis by taking into account the revenue enhancements and cost reductions expected to result from the merger. The analysis was conducted with the following additional assumptions:

    - the merger would result in $36.0 million annual revenue enhancements on a pre-tax basis with a margin impact of 70%;

    - the merger would result in $13.0 million annual cost reductions on a pre-tax basis;

    - the revenue enhancements and cost reductions expected to result from the merger would be subject to a tax rate of 33%; and

    - 100% of the revenue enhancements and cost reductions expected to result from the merger would be phased in during 2001.

    The table below sets forth the results of the analyses:

                                            WITHOUT REVENUE          WITH REVENUE
                                           ENHANCEMENTS AND        ENHANCEMENTS AND
                                            COST REDUCTIONS         COST REDUCTIONS
                                         ---------------------   ---------------------
                                         PEREGRINE   HARBINGER   PEREGRINE   HARBINGER
                                         ---------   ---------   ---------   ---------
Sales
  LTM..................................     59%         41%         59%         41%
  Fiscal year ended March 31, 2000
    (estimated)........................     60%         40%         64%         36%
  Fiscal year ended March 31, 2001
    (estimated)........................     64%         36%         66%         34%

EBITDA
  LTM..................................     79%         21%         79%         21%
  Fiscal year ended March 31, 2000
    (estimated)........................     82%         18%         86%         14%
  Fiscal year ended March 31, 2001
    (estimated)........................     86%         14%         89%         11%

EBIT
  LTM..................................     78%         22%         78%         22%
  Fiscal year ended March 31, 2000
    (estimated)........................     83%         17%         89%         11%
  Fiscal year ended March 31, 2001
    (estimated)........................     89%         11%         92%          8%

Cash Net Income
  LTM..................................     66%         34%         66%         34%
  Fiscal year ended March 31, 2000
    (estimated)........................     73%         27%         83%         17%
  Fiscal year ended March 31, 2001
    (estimated)........................     87%         13%         91%          9%

    8. SELECTED TRANSACTION MULTIPLES

    Using the implied value of $42.16 per share being paid in the merger for Harbinger common stock, Goldman Sachs calculated (i) the premium represented by the implied value in relation to the highest market price of Harbinger common stock during the past 52 weeks, (ii) the premium represented by the implied value in relation to the market price of Harbinger common stock on April 4, 2000, (iii) the corresponding LTM revenue multiple and (iv) the corresponding LTM EBITDA multiple. Goldman Sachs then compared such results with publicly available information for similar transactions in the software industry, including the merger between SBC Commerce and Sterling Commerce. The results of the analysis are as follows:

                                                                  OTHER SOFTWARE TRANSACTIONS
                                  PROPOSED   SBC/STERLING   ---------------------------------------
                                   MERGER       MERGER        HIGH        MEDIAN           LOW
                                  --------   ------------   --------   ------------   -------------
Premium to 52-week high.........    12.7%        22.9%         44.8%          -3.8%           -50.0%
Premium to market...............    90.6%        47.9%        196.2%          30.1%            -2.7%
LTM Revenue multiple............    12.1x         6.2x        155.8x           6.0x             0.7x
LTM EBITDA multiple.............    85.1x        16.0x       1167.2x          26.0x             9.8x

    In addition, Goldman Sachs reviewed the premiums and transaction multiples involved in the merger between SBC Commerce and Sterling Commerce. Using such premiums and multiples,

Goldman Sachs computed the implied equity valuation and implied value per share for Harbinger common stock in the merger based on the market price of $22.13 of Harbinger common stock on April 4, 2000. The results of the analysis are as follows:

PREMIUMS OR MULTIPLES ON WHICH                                         IMPLIED VALUE
THE IMPLIED VALUATION WAS BASED                 IMPLIED EQUITY VALUE     PER SHARE
-------------------------------                 --------------------   -------------
Exchange ratio of 0.75 in this merger.........        $1,881m             $ 42.16
Premium to 52-week high in the SBC/Sterling
  merger......................................        $1,680m             $ 37
Premium to market in the SBC/Sterling
  merger......................................        $1,470m             $ 33
LTM Revenue multiple..........................        $  977m             $ 22
LTM EBITDA multiple...........................        $  354m             $  8

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the opinion of Goldman Sachs. In arriving at its opinion, Goldman Sachs considered the results of all such analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. No company used in the above analyses as a comparison is directly comparable to Harbinger or Peregrine and no transaction used is directly comparable to the proposed merger.

    Goldman Sachs prepared these analyses solely for purposes of providing an opinion to the Harbinger board as to the fairness of the exchange ratio to the holders of shares of Harbinger common stock from a financial point of view and they do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Harbinger, Peregrine or Goldman Sachs assumes responsibility if future results are materially different from those forecasted. As described above, the opinion of Goldman Sachs to the Harbinger board was one of many factors taken into consideration by the Harbinger board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs.

    Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman Sachs is familiar with Harbinger, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the merger agreement. In addition, Goldman Sachs is a full service securities firm and in the ordinary course of its trading activities it may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of Harbinger and Peregrine.

FEE ARRANGEMENTS WITH HARBINGER'S FINANCIAL ADVISOR

    Pursuant to a letter agreement dated March 21, 2000 between Harbinger and Goldman Sachs, Harbinger engaged Goldman Sachs to act as its exclusive financial advisor in connection with the possible sale of all or a portion of Harbinger. Pursuant to the terms of this letter:

    - if the merger is consummated, Harbinger will pay Goldman Sachs a transaction fee equal to 0.60% of the aggregate consideration paid by Peregrine for the Harbinger common stock

      (including amounts paid to holders of options, warrants and convertible securities) pursuant to the merger agreement, plus the principal amount of all indebtedness for borrowed money as set forth on the most recent consolidated balance sheet of Harbinger prior to the completion of the merger; and

    - if the merger agreement is terminated or otherwise not consummated and Harbinger is entitled to a payment according to the terms thereof, Harbinger will pay Goldman Sachs a transaction fee of the lesser of
      (i) $7 million or (ii) 25% of such payment in cash if and when such payment is made to Harbinger.

    In addition, Harbinger has agreed to reimburse Goldman Sachs periodically, upon request, and upon consummation of the merger or upon termination of its services pursuant to the letter agreement, for its reasonable out-of-pocket expenses, including the fees and disbursements of Goldman Sachs' attorneys, plus any sales, use or similar taxes (including additions to such taxes, if any) arising in connection with any matter referred to in the letter. Harbinger has also agreed to indemnify Goldman Sachs and certain related persons against certain liabilities in connection with its engagement, including liabilities under the federal securities laws.

PEREGRINE'S REASONS FOR THE MERGER

    In its decision to recommend and approve the merger, the most important benefits identified by the board of directors of Peregrine were the following:

    - the board of directors believes that the merger will result in a complementary coupling of Peregrine's infrastructure management, e-procurement, and employee self-service solutions with Harbinger's business-to-business e-commerce and procurement offerings;

    - the combination of the technical and marketing resources of the two companies is expected to lead to a broader product family that will be attractive to customers because it will represent an integrated solution for managing the acquisition, use, maintenance, and disposal of infrastructure assets; and

    - the combination of the companies' product lines, sales forces, and distribution channels would immediately enhance Peregrine's ability to compete in the infrastructure management, e-procurement, and employee self service software solution markets.

    Peregrine's board of directors consulted with senior management and its outside legal and financial advisors as part of the process of approving the merger. In its evaluation, the Peregrine board considered several factors, including the following:

    - the potential strategic benefits of the merger;

    - historical information concerning Peregrine's and Harbinger's respective businesses, prospects, financial performance and condition, operations, technology, management, and competitive position, including public SEC reports of the results of operations for each company;

    - the view of Peregrine's management of the financial condition, results of operations, and business of Peregrine and Harbinger both before and after the merger;

    - current financial market conditions and historical market prices, volatility, and trading information with respect to Peregrine's common stock and Harbinger's common stock;

    - the exchange ratio for the merger in light of comparable transactions;

    - detailed financial analysis and pro forma and other information presented to the board, including the opinion of Deutsche Bank to the effect that, as of the date of its opinion and based on and subject to the assumptions and limitations described in the opinion, the exchange ratio in the merger was fair, from a financial point of view, to Peregrine;

    - the impact of the merger on Peregrine's customers and employees; and

    - reports from Peregrine's management and its legal advisors concerning their due diligence investigations of Harbinger.

    The Peregrine board also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including the following:

    - the risk that the potential benefits of the merger may not be realized;

    - risks associated with recent changes in Harbinger's business plan;

    - Harbinger's slower revenue growth rates relative to Peregrine;

    - the risks associated with outstanding shareholder litigation against Harbinger, for which Harbinger is not insured;

    - the challenges of integrating the management teams, cultures, and organizations of the two companies, especially in light of the physical distance between Peregrine's headquarters in San Diego, California and Harbinger's headquarters in Atlanta, Georgia as well as the worldwide geographic dispersion of each company's operations;

    - the risk of disruption of Peregrine's on-going business, including sales momentum, as a result of uncertainties created by the announcement of the merger;

    - the risk that the merger might not be consummated despite the efforts of the parties, even if approved by stockholders;

    - the significant adverse impact to the net income of the combined company that will result from charges for the amortization of goodwill and other intangibles in light of purchase accounting treatment for the merger;

    - the substantial charges to be incurred in connection with the merger, including the costs of integrating the businesses and transaction expenses arising from the merger;

    - the risk that, despite the efforts of the combined company, key technical and management personnel might not remain employed by the combined company; and

    - the other factors described in the section of this joint proxy statement/prospectus entitled "Risk Factors" beginning on page 12.

    The foregoing discussion of the information and factors considered by Peregrine's board of directors is not intended to be exhaustive but includes the material factors the Peregrine board of directors considered. In view of the complexity of the transaction and the factors, both positive and negative, influencing its decision, the Peregrine board did not find it practical to quantify, rank, or otherwise assign relative or specific weights to these factors. In considering the factors described above, individual members of the Peregrine board of directors may have given different weights to different factors. The Peregrine board considered all these factors as a whole and believed the factors supported its determination to approve the merger.

RECOMMENDATION OF PEREGRINE'S BOARD OF DIRECTORS

    AFTER CAREFUL CONSIDERATION, PEREGRINE'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS IN THE BEST INTEREST OF ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE ISSUANCE OF SHARES OF PEREGRINE COMMON STOCK IN CONNECTION WITH THE MERGER.

OPINION OF DEUTSCHE BANK SECURITIES INC., FINANCIAL ADVISOR TO PEREGRINE

    Pursuant to an engagement letter dated as of March 1, 2000, Peregrine engaged Deutsche Bank to act as financial advisor in the merger and render an opinion as to the fairness, from a financial point of view, of the exchange ratio to Peregrine.

    At the April 5, 2000 meeting of Peregrine's board of directors, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing as of the same date, to Peregrine's board of directors to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the exchange ratio was fair, from a financial point of view, to Peregrine.

    THE FULL TEXT OF DEUTSCHE BANK'S WRITTEN OPINION, DATED APRIL 5, 2000, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY DEUTSCHE BANK IN CONNECTION WITH THE OPINION, IS ATTACHED AS ANNEX F TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. PEREGRINE STOCKHOLDERS ARE URGED TO READ DEUTSCHE BANK'S OPINION IN ITS ENTIRETY. THE SUMMARY OF THE OPINION OF DEUTSCHE BANK SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

    In connection with Deutsche Bank's role as financial advisor to Peregrine, and in arriving at its opinion, Deutsche Bank has, among other things, reviewed certain publicly available financial information and other information concerning Peregrine and Harbinger and certain internal analyses and other information furnished to it by Peregrine and Harbinger. Deutsche Bank also held discussions with the members of the senior managements of Peregrine and Harbinger regarding the businesses and prospects of their respective companies and the joint prospects of a combined enterprise. In addition, Deutsche Bank

    - reviewed the reported prices and trading activity for the common stock of both Peregrine and Harbinger,

    - reviewed recent public research analyst reports concerning Peregrine and Harbinger,

    - compared certain financial and stock market information for Peregrine and Harbinger with similar information for selected companies whose securities are publicly traded,

    - reviewed the financial terms of selected recent business combinations which it deemed comparable in whole or in part,

    - reviewed the terms of a draft of the merger agreement and certain related documents dated April 5, 2000,

    - assumed that the pending shareholder lawsuit against Harbinger described under "Risk Factors" on page 12 of this joint proxy statement/prospectus would not have a material adverse effect on Harbinger or Peregrine, and

    - performed such other studies and analyses and considered such other factors as it deemed appropriate.

    In preparing its opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Peregrine or Harbinger, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information.

    Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the properties, assets or liabilities of Peregrine or Harbinger. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analysis, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Peregrine as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Neither Peregrine nor Harbinger made available to Deutsche Bank any forecasts of future financial performance.

    The opinion of Deutsche Bank was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of such opinion. Although subsequent developments may affect its opinion, Deutsche Bank has assumed no obligation to update, revise or reaffirm it.

    In rendering its opinion, Deutsche Bank assumed that, in all respects material to its analysis,

    - the representations and warranties of Peregrine, Harbinger and Soda Acquisition contained in the merger agreement are true and correct;

    - Peregrine, Harbinger and Soda Acquisition each will perform all of the covenants and agreements to be performed by it under the merger agreement;

    - all conditions to the obligation of each of Peregrine, Harbinger and Soda Acquisition to consummate the merger will be satisfied without any waiver thereof;

    - all material governmental, regulatory or other approvals and consents required in connection with the consummation of the merger will be obtained;

    - in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Peregrine or Harbinger is a party or subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Peregrine or Harbinger or materially reduce the contemplated benefits of the merger to Peregrine; and

    - where applicable, the value per share of Peregrine common stock was its closing price on April 5, 2000.

    In addition, Deutsche Bank has been advised by Peregrine, and accordingly has assumed for purposes of its opinion, that the merger will be tax-free to each of Peregrine and Harbinger and their respective stockholders and that the merger will be accounted for as a purchase.

    Set forth below is a brief summary of some of the financial analyses performed by Deutsche Bank in connection with its opinion and reviewed with Peregrine's board of directors at its meeting on April 5, 2000. These summaries of financial analyses include information presented in a tabular format. In order to understand fully the financial analyses used by Deutsche Bank, the tables must be read with the text of each summary, because the tables alone are not a complete description of the financial analyses.

    HISTORICAL EXCHANGE RATIO ANALYSIS. Deutsche Bank reviewed the historical ratio of the daily per share market closing prices of Harbinger common stock to the corresponding prices of Peregrine common stock over the 15-, 30-, 60- and 90-trading day periods prior to April 5, 2000. Deutsche Bank examined the premiums represented by the exchange ratio of 0.75 over the averages of these ratios over the various periods. The following table summarizes the average exchange ratio over the indicated period and the premium represented by the exchange ratio.

                                                        AVERAGE EXCHANGE RATIO   PREMIUM REPRESENTED
PERIOD                                                      DURING PERIOD         BY EXCHANGE RATIO
------                                                  ----------------------   -------------------
April 5, 2000.........................................          0.4159                  80.3%
15 trading day average................................          0.4404                  70.3%
30 trading day average................................          0.4857                  54.4%
60 trading day average................................          0.5413                  38.5%
90 trading day average................................          0.5738                  30.7%

    ANALYSIS OF SELECTED PUBLICLY TRADED COMPANIES. Deutsche Bank compared certain financial information and commonly used valuation measurements for Harbinger to corresponding information and measurements for two groups of companies that Deutsche Bank deemed to be comparable to the businesses of
Harbinger: a group of five publicly traded companies that Deutsche Bank deemed to be internet software companies, which we refer to as the selected software companies, and a group of six publicly traded companies that Deutsche Bank deemed to be e-commerce enabling companies, which we refer to as the selected e-commerce enabling companies. The following table lists the relevant selected companies:

                                                      SELECTED E-COMMERCE
      SELECTED SOFTWARE COMPANIES                      ENABLING COMPANIES
----------------------------------------    ----------------------------------------
Brokat Infosystems                          Agile Software
Checkfree Holdings                          Ariba
Intuit                                      Commerce One
QRS                                         Extensity
Sterling Commerce                           OnDisplay
                                            VerticalNet

    Deutsche Bank compared, among other things, the enterprise value (determined as the common equity market valuation adjusted by adding the amount of any debt and subtracting the amount of any cash and cash equivalents, as most recently reported) as of April 5, 2000 to revenues for the last four fiscal quarters and projected revenues for calendar years 2000 and 2001 for the selected companies. Based on such analysis, Deutsche Bank computed a range of implied values per share of Harbinger. To calculate the multiples for the selected companies, Deutsche Bank used publicly available information concerning historical and projected financial performance, including published historical financial information as well as revenue and earnings estimates reported by research analysts who cover the selected companies. The following table summarizes the calculations by Deutsche Bank of the multiples of enterprise value to revenues for Harbinger implied by the merger and the mean, median, and ranges of multiples of enterprise value to revenue for the selected companies for the indicated periods.

                       HARBINGER         SELECTED SOFTWARE COMPANIES          SELECTED E-COMMERCE ENABLING COMPANIES
                        IMPLIED    ----------------------------------------  ----------------------------------------
REVENUES               MULTIPLES     MEAN      MEDIAN          RANGE           MEAN      MEDIAN          RANGE
--------               ---------   --------   --------   ------------------  --------   --------   ------------------
TTM..................    12.3x      20.0x       7.5x       5.3x to 80.4x      195.7x     176.9x     86.4x to 380.6x

CY2000...............     9.9x      10.1x       6.4x       3.5x to 29.4x       68.1x      52.9x     30.5x to 162.1x

CY2001...............     7.4x       7.3x       6.0x       2.4x to 17.3x       37.9x      31.9x      14.9x to 93.2x

    Deutsche Bank noted that none of the companies utilized as a comparison is identical to Harbinger. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

    ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS. Deutsche Bank reviewed the financial terms, to the extent publicly available, of twenty-six proposed, pending or completed merger and acquisition transactions since January 1996 involving companies in the traditional electronic data interchange and enterprise software industries. We refer to these transactions as the selected EDI/enterprise software transactions. Deutsche Bank also reviewed the financial terms, to the extent publicly available, of twenty-eight proposed, pending or completed merger and acquisition transactions since February 1997 involving companies in the e-commerce enabling industry. We refer to these transactions as the selected e-commerce enabling transactions. Deutsche Bank calculated the ratio of the implied enterprise value of the target in each transaction to the revenue, operating income and net income of the target company for the four fiscal quarters preceding the announcement, based on certain information for each of the selected transactions publicly available at the time of announcement. Deutsche Bank's analysis did not take into account different market and other conditions during the periods in which the selected transactions occurred. The transactions reviewed were:

SELECTED EDI/ENTERPRISE SOFTWARE TRANSACTIONS    SELECTED E-COMMERCE ENABLING TRANSACTIONS
---------------------------------------------  ---------------------------------------------
SBC Communications / Sterling Commerce         i2 Technologies / Aspect Development
Intel / Brokat Infosystems                     CheckFree / TransPoint
Nortel Networks / Clarify                      Kana Communications / Silknet Software
PeopleSoft / Vantive                           Broadvision / Interleaf
Peregrine Systems / Knowlix                    Vignette / DataSage
TSI International Software / Novera Software   Ariba / TRADEX Technologies
Microsoft / Visio                              Broadbase / Rubric
ADC Telecommunications / Saville Systems       Kana Communications / Business Evolution
Peregrine Systems / Innovative Tech Systems    Kana Communications / NetDialog
Sterling Commerce / XcelleNet                  Ariba / Trading Dynamics
I2 Technologies / InterTrans Logistics         Commerce One / CommerceBid.com
Solutions                                      Agile Software / Digital Market
Siebel Systems / Scopus Technology             Kana Communications / Connectify
IBM (Tivoli Systems) / Software Artistry       Chemdex / Promedix.com
Scopus Technology / Clear with Computers       Kewill Electronic Commerce / Aristo Research,
Harbinger / Premonos                           (Aristo Computer)
IBM (Tivoli Systems) / Unison Software         Open Market / FutureTense
Peregrine Systems / Apsylog (United Software)  eBay / Billpoint
Harbinger / ACQUION                            Vignette / Diffusion
I2 Technologies / Optimax Systems              Amazon.com / Accept.com Financial Services
I2 Technologies / Think Systems                Inktomi / Impulse! Buy Network
The Baan Company / Aurum Software              CNET / KillerApp
Harbinger / Supply Tech                        Lucent Technologies / Kenan Systems
PeopleSoft / Red Pepper Software               America Online / Netscape Communications
Clarify / Metropolis Software                  BEA Systems / WebLogic
Astea International / Bendata                  Inktomi / C2B Technologies
IBM / Tivoli Systems                           Sun Microsystems / NetDynamics
                                               Netscape Communications / KIVA Software
                                               Open Market / Folio Corp. (Mead Data Central)

    The following table summarizes the calculations by Deutsche Bank of the mean, median and range of multiples of enterprise value to revenues, operating income and net income for the selected transactions and the corresponding multiples for Harbinger implied by the merger.

                       HARBINGER         SELECTED SOFTWARE COMPANIES          SELECTED E-COMMERCE ENABLING COMPANIES
                        IMPLIED    ----------------------------------------  ----------------------------------------
TTM                    MULTIPLES     MEAN      MEDIAN          RANGE           MEAN      MEDIAN          RANGE
---                    ---------   --------   --------   ------------------  --------   --------   ------------------
Revenue..............    12.3x        8.5x      4.9x       2.4x to 30.7x      78.9x      73.5x       7.8x to 192.0x

Operating Income.....   151.4x       85.4x     40.6x      19.8x to 233.0x       n/a        n/a            n/a

Net Income...........   119.9x      366.7x     97.8x      30.1x to 1955.2x      n/a        n/a            n/a

    For transactions in the technology and internet sector announced since January 1, 1999 with transaction values greater than $1 billion in which the stock of the acquired company was publicly traded, Deutsche Bank also calculated the premium of the price at which such transactions were announced or effected to each acquired companies' per share market price for the one day, one week and four weeks prior to the announcement of the transaction and the premium represented by the exchange ratio in the merger (based on the exchange ratio and the per share market price of Peregrine common stock on April 5, 2000) over the per share market price of Harbinger common stock for the one day, one week and four weeks prior to the announcement of the merger. The following table sets forth the selected transactions analyzed by Deutsche Bank:

SELECTED TRANSACTIONS

Spyglass / OpenTV
LHS Group / Sema Group
Aspect Development / i2 Technologies
Apex / Cybex Computer Products
Network Solutions / VeriSign
Mission Critical Software / NetIQ
Sterling Commerce / SBC Communications
CareInsite / Healtheon/WebMD
Medical Manager / Healtheon/WebMD
Sterling Software / Computer Associates
Inprise / Corel
InterVU / Akamai Technologies
Silknet Software / Kana Communications
E-Tek Dynamics / JDS Uniphase
Etec Systems / Applied Materials
Concentric Network / NextLink Communications
USWeb/CKS / Whittman-Hart
DII Group / Flextronics International
Pierce Leahy / Iron Mountain
Clarify / Nortel Networks
Flycast Communications / CMGI

Visio / Microsoft
Smart Modular Technologies / Solectron
Excel Switching / Lucent Technologies
International Network Services / Lucent
  Technologies
Data General / EMC
AboveNet Communications / Metromedia Fiber
  Network
Medical Manager / Synetic
Wang Laboratories / Getronics
FORE Systems / GEC
GeoTel Communications / Cisco Systems
Broadcast.com / Yahoo!
PLATINUM Technology / Computer Associates
Level One Communications / Intel
XYLAN / Alcatel
VLSI Technology / Koninklijke Philips
  Electronics
Sundstrand / United Technologies
GeoCities / Yahoo!
Excite / At Home

    This premium analysis is summarized in the following table:

                                                     TRANSACTION PRICE PREMIUM
                                                  --------------------------------
SELECTED TRANSACTIONS                             ONE DAY    ONE WEEK   FOUR WEEKS
---------------------                             --------   --------   ----------
High............................................   196.2%     188.9%       235.5%
Mean............................................    43.9       49.8         67.7
Median..........................................    39.6       45.5         54.6
Low.............................................     5.3        1.1         -3.4
Harbinger/Peregrine.............................    80.3       46.8         33.8

    Deutsche Bank noted that none of the selected transactions was identical to the merger. In evaluating the selected transactions, Deutsche Bank made assumptions and judgments with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Deutsche Bank, Peregrine or Harbinger. Because the reasons for, and circumstances surrounding, each of the selected transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Harbinger and Peregrine and the companies involved in the selected transactions, Deutsche Bank believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's opinion, concerning differences between the characteristics of the selected transactions and the merger that could affect the value of the subject companies and businesses and Harbinger and Peregrine.

    PRO FORMA COMBINED REVENUES AND EARNINGS ANALYSIS. Deutsche Bank analyzed certain pro forma effects of the merger. Based on its analysis, Deutsche Bank computed the resulting dilution or accretion to the combined company's revenues per share and earnings per share, based on publicly available analyst estimates for Peregrine and Harbinger for calendar year 2000, before taking into account any potential cost savings and other synergies that Peregrine and Harbinger could achieve if the merger were consummated and before non-recurring expenses relating to the merger. Deutsche Bank noted that before taking into account any potential cost savings and other synergies and before such non-recurring costs, the merger would be approximately 15.0% accretive to the combined company's revenues per share and 6.8% dilutive to the combined company's earnings per share (excluding goodwill) for the calendar year 2000. Deutsche Bank also noted that the combined company would require approximately $6.0 million in cost savings (without considering any tax effects) and other synergies to eliminate any dilution to the combined company's earnings per share (excluding goodwill).

    CONTRIBUTION ANALYSIS. Deutsche Bank analyzed the relative contributions of Peregrine and Harbinger to the pro forma revenues, gross margin, and operating income of the combined company, based on research analysts' projections for the respective companies for the last four fiscal quarters and the calendar year ending December 31, 2000 (excluding (1) the effect of any potential cost savings or synergies that may be realized as a result of the merger and
(2) non-recurring expenses relating to the merger). The following table summarizes the results of this analysis:

                                                                PERCENTAGE
                                                            CONTRIBUTION TO THE
                                                                 PRO FORMA
                                                            COMBINED COMPANY BY
                                                           ---------------------
                                                           PEREGRINE   HARBINGER
                                                           ---------   ---------
TTM Revenues.............................................    58.9%       41.1%
CY00 Revenues............................................    63.5        36.5
TTM Gross Margin.........................................    62.4        37.6
CY00 Gross Margin........................................    68.8        31.2
TTM Operating Income.....................................    78.3        21.7
CY00 Operating Income....................................    95.0         5.0

    Deutsche Bank compared the results of their analysis to the relative ownership, based on the exchange ratio, by Harbinger's shareholders of approximately 21.4% of the outstanding capital of the combined company on an enterprise value basis.

    Deutsche Bank applied the same analysis to the relative contributions of Peregrine and Harbinger to the pro forma net income of the combined company. The results of this analysis are summarized in the following table.

                                                                PERCENTAGE
                                                            CONTRIBUTION TO THE
                                                                 PRO FORMA
                                                            COMBINED COMPANY BY
                                                           ---------------------
                                                           PEREGRINE   HARBINGER
                                                           ---------   ---------
TTM Net Income...........................................    65.0%       35.0%
CY00 Net Income..........................................    91.6         8.4

    Deutsche Bank compared the results of this analysis to the relative ownership, based on the exchange ratio, of approximately 22.0% of the outstanding capital of the combined company by Harbinger's shareholders on an equity value basis.

    The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to Peregrine's board of directors and in preparing its the opinion, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

    In conducting its analyses and arriving at its opinions, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to Peregrine's board of directors as to the fairness of the exchange ratio to the stockholders of Peregrine and do not purport to be appraisals of or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Peregrine's and Harbinger's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Peregrine, Harbinger or their respective advisors, none of Peregrine, Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

    The terms of the merger were determined through negotiations between Peregrine and Harbinger and were approved by Peregrine's board of directors. Although Deutsche Bank provided advice to Peregrine during the course of these negotiations, the decision to enter into the merger was solely that of Peregrine's board of directors. As described above, the opinion and presentation of Deutsche Bank to Peregrine's board of directors were only one of a number of factors taken into consideration by Peregrine's board of directors in making its determination to approve the merger. Deutsche Bank's opinion was provided to Peregrine's board of directors to assist it in connection with it consideration of the merger and does not constitute a recommendation to any holder of Peregrine common stock as to how to vote with respect to the merger.

    Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, and we refer to Deutsche Bank, Deutsche Bank AG and its affiliates collectively as the DB Group. One or more members of the DB Group have, from time to time, provided investment banking and other financial services to Peregrine or its affiliates for which such member has received compensation, including in connection with the acquisition of Innovative Tech Systems, Inc. by Peregrine. In addition, one or more members of the DB Group have provided investment banking services to Harbinger, including in connection with its initial public offering, follow-on public offering, and acquisition of Premenos Technology Corporation. In the ordinary course of business, members of the DB Group publish research reports regarding the software and Internet industries and the business and services of publicly owned companies in the software and Internet industries. Members of the DB Group may actively trade securities and other instruments and obligations of Peregrine and Harbinger for their own account or the account of their customers and, accordingly, may from time to time hold a long or short position in such securities, instruments or obligations.

FEE ARRANGEMENTS WITH PEREGRINE'S FINANCIAL ADVISOR

    Peregrine selected Deutsche Bank as financial advisor in connection with the merger based on Deutsche Bank's qualifications, reputation and experience in mergers and acquisitions. Peregrine retained Deutsche Bank pursuant to a letter agreement dated as of March 1, 2000, which we refer to as the engagement letter. As compensation for Deutsche Bank's services in connection with the merger, Peregrine has paid Deutsche Bank a cash fee of $1.35 million and has agreed to pay an additional cash fee of approximately $8.65 million if the merger is consummated. Regardless of whether the merger is consummated, Peregrine has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank's counsel and Deutsche Bank's reasonable travel and other out-of-pocket expenses incurred in connection with the merger or otherwise arising out of the retention of Deutsche Bank under the engagement letter. Peregrine has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the merger.

ACCOUNTING TREATMENT

    The merger will be accounted for as a "purchase" transaction for accounting and financial reporting purposes, in accordance with generally accepted accounting principles. After the merger, the results of operations of Harbinger will be included in the consolidated financial statements of Peregrine. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible assets of Harbinger acquired will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under U.S. generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized. In addition, Peregrine will incur a charge, for in-process research and development, currently estimated at $66.1 million, in the quarter in which the merger is completed.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS OF THE MERGER

    The following discussion summarizes the material federal income tax effects of the merger that are generally applicable to holders of Harbinger common stock exchanging their Harbinger stock for Peregrine common stock. This discussion is based on the Internal Revenue Code of 1986, as amended

(the "Code"), applicable Treasury Regulations, judicial authority and administrative rulings and practice, any of which could change retroactively.

    Shareholders of Harbinger should be aware that the following discussion does not deal with all federal income tax considerations that may be relevant to Harbinger shareholders in light of their particular circumstances, such as shareholders who are dealers in securities, who are non-U.S. residents or who acquired their Harbinger common stock through stock option or stock purchase programs or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws. Finally, the following discussion does not address the tax consequences of transactions occurring prior to or after the merger (whether or not such transactions are in connection with the merger) including, without limitation, the exercise of options or rights to purchase Harbinger common stock prior to the merger. ACCORDINGLY, HARBINGER SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

    As a condition to the completion of the merger, Harbinger must receive an opinion of Morris, Manning & Martin, L.L.P., and Peregrine must receive an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. These opinions will neither bind the IRS, nor preclude the IRS or the courts from adopting a contrary position. Neither Peregrine nor Harbinger intends to obtain a ruling from the IRS on the tax consequences of the merger.

    In delivering their opinions, tax counsel will rely on customary representations made by Harbinger and Peregrine including those contained in certificates of officers of Harbinger and Peregrine. Provided that such representations are correct as of the time the certificates of merger are filed with the states of Delaware and Georgia, that the merger is consummated in the manner described in the merger agreement and this joint proxy statement/prospectus and that there are no changes in the Code or other applicable law, the merger will be a reorganization within the meaning of
Section 368(a) of the Code. Assuming that the merger is a reorganization and that the shares of Harbinger common stock surrendered in the merger were held as a capital assets, the merger will have the following income tax consequences:

    - the holders of Harbinger common stock will recognize no gain or loss upon the receipt of Peregrine common stock solely in exchange for their Harbinger common stock in the merger, except with respect to cash received in lieu of fractional shares of Peregrine common stock;

    - the aggregate tax basis of the common stock received by the Harbinger shareholders in the merger will be the same as the aggregate tax basis of the Harbinger common stock surrendered in exchange therefor (reduced by any basis allocable to fractional shares for which cash is received);

    - the holding period of the Peregrine common stock received by each Harbinger shareholder in the merger will include the holding period of the Harbinger common stock surrendered in exchange therefor;

    - a holder of Harbinger common stock receiving cash in the merger in lieu of a fractional interest in Peregrine common stock will be treated as if such holder actually received such fractional share interest and the fractional share interest was subsequently redeemed by Peregrine. A Harbinger shareholder should recognize gain or loss with respect to a cash payment in lieu of a fractional share measured by the difference, if any, between the amount of cash received and the basis in such fractional share;

    - neither Harbinger nor Peregrine will recognize gain or loss solely as a result of the merger; and

    - a successful IRS challenge to the reorganization status of the merger would result in Harbinger shareholders recognizing gain or loss. The amount of gain or loss for each share of Harbinger common stock surrendered would equal the difference between the stockholder's basis in each share and the fair market value, as of the time of the merger, of the Peregrine common stock and any other consideration received in exchange. A Harbinger shareholder's aggregate basis in the Peregrine common stock so received would equal its fair market value, and the shareholder's holding period for such stock would begin the day after the merger.

    This discussion of material federal income tax consequences is intended to provide only a general summary and is not a complete analysis or description of all potential federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. ACCORDINGLY, SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

DELISTING AND DEREGISTRATION OF HARBINGER COMMON STOCK

    If the merger is completed, the shares of Harbinger common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934. The shareholders of Harbinger will become stockholders of Peregrine, and their rights as stockholders will be governed by Peregrine's restated certificate of incorporation, Peregrine's bylaws and the laws of the State of Delaware. See "Comparison of rights of Harbinger common stock and Peregrine common stock."

LISTING OF PEREGRINE COMMON STOCK TO BE ISSUED IN THE MERGER

    It is a condition to the consummation of the merger that Peregrine list the shares of Peregrine common stock to be issued and reserved in connection with the merger on the Nasdaq National Market.

REGULATORY COMPLIANCE

    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules that have been promulgated under that legislation, business combinations and acquisitions of a sufficient size may not be consummated unless information has been furnished to the Antitrust Division of the U.S. Department of Justice and to the Federal Trade Commission and applicable waiting period requirements have been satisfied or early termination of the waiting period has been granted. The exchange of shares of Harbinger's common stock pursuant to the merger is subject to the provisions of that legislation.

    Peregrine and Harbinger each will file with the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission a Hart-Scott-Rodino Notification and Report Form with respect to the exchange of shares of Harbinger common stock for Peregrine common stock. Under the applicable provisions of the Hart-Scott-Rodino Antitrust Improvements Act, the transaction cannot be consummated until the expiration of early termination of the waiting period following the filing of the report form by Peregrine and Harbinger. Nevertheless, the Department of Justice, the Federal Trade Commission, or a foreign regulatory agency or other governmental agency may challenge the merger at any time, including after it is completed.

APPRAISAL RIGHTS

    Harbinger is incorporated under Georgia law. Under applicable Georgia law, the holders of Harbinger common stock are not entitled to dissenter's or appraisal rights in connection with the merger because Harbinger is a publicly traded company. In addition, holders of Peregrine common stock will not be entitled to dissenters or appraisal rights in connection with the merger.

FEDERAL SECURITIES LAWS CONSEQUENCES; STOCK TRANSFER RESTRICTIONS

    This joint proxy statement/prospectus does not cover any resales of the Peregrine common stock received in the merger, and no person is authorized to make any use of this joint proxy statement/ prospectus in connection with any such resale.

    All shares of Peregrine common stock received in the merger will be freely transferable, except that if you are deemed to be an "affiliate" of Harbinger under the Securities Act of 1933, as amended, at the time of the special meeting you may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. In addition, various stockholders of Harbinger have entered into affiliate agreements that restrict their ability to transfer the shares of Peregrine common stock that they receive in the merger. Persons who may be affiliates of Harbinger for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, Harbinger, and would not include shareholders who are not officers, directors or principal shareholders of Harbinger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    In considering the recommendation of Harbinger's board of directors with respect to the approval and adoption of the merger agreement and approval of the merger, you should be aware that certain members of the management of Harbinger and Harbinger's board of directors may have interests in the merger that are different from, or in addition to, your interests. Harbinger's board of directors was aware of these interests and considered the following matters, among others, in approving the merger. Other than the merger agreement and the transactions contemplated thereby, there are no past, present or proposed contracts, arrangements, understandings, relationships or transactions between Harbinger and its affiliates and Peregrine and its affiliates.

    ASSUMPTION AND ACCELERATION OF STOCK OPTIONS

    Pursuant to the merger agreement, Peregrine will assume each outstanding stock option under Harbinger's Amended and Restated 1989 Stock Option Plan, 1996 Stock Option Plan and 1993 Stock Option Plan for Nonemployee Directors.

    As of March 31, 2000, Harbinger's executive officers and directors held options to purchase a total of 2,049,598 shares of Harbinger common stock at a weighted average exercise price of $13.38 per share, of which options to purchase 826,472 shares were unvested. Under the pre-existing terms of option and employment agreements entered into with certain employees, officers and directors of Harbinger, these individuals may be entitled to accelerated vesting benefits. In particular, all outstanding options held by James M. Travers, Harbinger's President and Chief Executive Officer, will become fully vested upon completion of the merger. In addition, options outstanding held by some officers of Harbinger will become fully vested in the event of an actual or constructive termination of that officer's employment within 180 days of the merger. In general a termination may be deemed constructive if Peregrine were to terminate the officer's employment without cause or the officer were to terminate his employment for any of the following reasons:

    - assignment to duties materially inconsistent with, or a diminution of, the officer's position, duties, titles, responsibilities, and status;

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
    - reduction in base salary; or

    - change in location of the officer's principal place of employment by more than 75 miles.

    The following table summarizes the terms of the change of control benefits applicable to the identified officers:

                                                                                  OPTION SHARES
                                                             OPTION SHARES        TO ACCELERATE             WEIGHTED
                                                             TO ACCELERATE       UPON POST-MERGER       AVERAGE EXERCISE
           NAME                         POSITION              UPON MERGER    CONSTRUCTIVE TERMINATION        PRICE
           ----              ------------------------------  -------------   ------------------------   ----------------
 James M. Travers.........   President and Chief Executive      435,992                    --                $17.78
                               Officer

 James K. McCormick.......   Chief Financial Officer                 --                52,500                  5.78

 Douglas L. Roberts.......   Senior Vice President,                  --               200,000                  8.87
                             Worldwide Sales

 Daniel L. Manack.........   Executive Vice President,               --                63,750                  6.84
                             Global Operations

 Gerald Diamond...........   Senior Vice President,                  --                58,577                  6.81
                             Worldwide Product Development

    BOARD SEATS. In accordance with the terms of the merger, two members of Harbinger's board of directors reasonably acceptable to Peregrine will be appointed to Peregrine's board of directors. Peregrine and Harbinger have not yet determined which Harbinger directors will become Peregrine directors.

    INDEMNIFICATION. Under the merger agreement, Peregrine has agreed to honor Harbinger's obligations under indemnification agreements between Harbinger and its directors and officers in effect before the completion of the merger and any indemnification provisions in Harbinger's articles of incorporation and bylaws. Peregrine has also agreed to provide for indemnification provisions in the certificate of incorporation and bylaws of the surviving corporation of the merger that are at least as favorable as Peregrine's provisions and to maintain these provisions for six years form the completion of the merger.

    INSURANCE. Peregrine has agreed to maintain directors' and officers' liability insurance covering the persons or class of persons who are currently covered by Harbinger's directors' and officers' liability insurance policy for six years from the completion of the merger, provided that Peregrine is not required to pay more than 150% of the premium most recently paid for Harbinger's directors and officers' insurance.

    As a result of these interests, these directors and officers of Harbinger could be more likely to vote to approve the merger agreement than if they did not hold these interests. Harbinger's shareholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

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                              THE MERGER AGREEMENT

GENERAL

    The following summary of the material terms of the merger agreement is subject to, and qualified in its entirety by, the complete text of the merger agreement. A copy of the merger agreement, as amended, is attached as Annex A to this joint proxy statement/prospectus and is incorporated in this joint proxy statement/prospectus by reference. You should read the full text of the merger agreement, because it, and not this joint proxy statement/prospectus, is the legal document that governs the merger. In the event of any discrepancy between the terms of the merger agreement and the following summary, the merger agreement will control.

THE MERGER

    Following the approval and adoption of the merger agreement, attached as Annex A hereto, by the shareholders of Harbinger and the stockholders of Peregrine and the satisfaction or waiver of the other conditions to the merger, Harbinger will merge with Soda Acquisition Corporation, a wholly owned subsidiary of Peregrine. As a result, Soda Acquisition will cease to exist as a separate corporate entity, and Harbinger will continue as the surviving corporation and retain its name as a wholly owned subsidiary of Peregrine. The merger will be effective at the time a certificate of merger is filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of Georgia.

    Each share of Harbinger common stock, par value of $0.0001 per share, issued and outstanding immediately before the merger, other than those held in the treasury of Harbinger and those owned by Peregrine or Soda Acquisition, will be cancelled and automatically converted into the right to receive 0.75 of a share of Peregrine common stock upon surrender of the certificate representing shares of Harbinger common stock.

    No certificates representing fractional shares of Peregrine common stock will be issued upon the surrender of Harbinger common share certificates. Each holder of a Harbinger common share certificate, at the time of merger, who would otherwise be entitled to receive a fractional share of Peregrine common stock will receive cash. The amount of cash paid in lieu of fractional shares will be the fraction of a share of Peregrine common stock that would be otherwise issued multiplied by the average closing price per share of Peregrine common stock on the Nasdaq National Market for the five trading days prior to the merger. The exchange agent will pay this amount without interest.

    The merger agreement provides that at the time the certificate of merger is filed, Harbinger's articles of incorporation will be the articles of incorporation of the surviving entity. The merger agreement further provides that the bylaws of the surviving corporation, as in effect when the certificate of merger is filed, will be the bylaws of Harbinger immediately after the certificate of merger is filed. The merger agreement also provides that those persons who are the directors and officers of Soda Acquisition, when the certificate of merger is initially filed will be the directors and officers of the surviving corporation immediately after the certificate of merger is filed until their successors are duly elected or appointed and qualified.

EFFECTIVE TIME AND CLOSING OF THE MERGER

    As soon as practicable, after the satisfaction or waiver of the terms and conditions of the merger agreement, the parties shall file a certificate of merger with the Secretary of State of the State of Delaware as required by the Delaware General Corporation Law and a certificate of merger with the Secretary of State of the State of Georgia in accordance with the relevant provisions of Georgia law. The merger will be effective when the certificates of merger are accepted by the respective secretaries of state. We expect to complete the
merger as soon as practicable after             , 2000, the date scheduled for
the special meeting.

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
PROCEDURE TO EXCHANGE CERTIFICATES

    Peregrine will authorize a bank or trust company acceptable to Harbinger to act as exchange agent. The exchange agent will mail letters of transmittal and instructions regarding the exchange process to each record holder of shares of Harbinger common stock as soon as practicable following the merger. Upon surrender of Harbinger common stock certificates, together with the letter of transmittal duly executed, the Harbinger shareholders of record will receive cash payments for fractional shares and certificates representing Peregrine common stock. Once the holders of certificates previously representing Harbinger common stock surrender these certificates, they will receive any dividends or other distributions on the Peregrine common stock that have a record date after the merger and a payment date before the holder surrenders the Harbinger common share certificate. However, Peregrine will not pay any dividends until the holder of the Harbinger share certificate surrenders that certificate. The holder will also receive any dividends or other distributions with a record date after the merger but before the surrender, and a payment date after the surrender. In each case, taxes will be withheld as required. No interest will be paid or accrued on unpaid dividends or distributions, if any, which will be paid on surrender of Harbinger common share certificates.

    No certificates representing fractional shares of Peregrine common stock will be issued upon the surrender of Harbinger common share certificates. Each holder of a Harbinger common share certificate, at the time of merger, who would otherwise be entitled to receive a fractional share of Peregrine common stock will receive cash. The amount of cash paid in lieu of fractional shares will be the fraction of a share of Peregrine common stock that would be otherwise issued multiplied by the average closing price per share of Peregrine common stock on the Nasdaq National Market on five trading days preceding the last full trading day prior to the merger. The exchange agent will pay this amount without interest.

    Neither Peregrine, Soda Acquisition, Harbinger, nor the exchange agent will be liable to you for any amount properly delivered to a public official under applicable abandoned property, escheat or similar law.

    The exchange agent will deliver Peregrine common stock, any cash in lieu of fractional shares and any unpaid dividends or distribution with respect to Peregrine common stock in exchange for lost, stolen, or destroyed certificates if the record holder of such Harbinger common stock certificates signs an affidavit of loss, theft or destruction. Peregrine may also, in its discretion, require the holder of a lost, stolen or destroyed certificate to deliver a bond in reasonable sum as indemnity against any claim that might be made against Peregrine regarding the alleged lost, stolen or destroyed certificate.

WARRANTS, STOCK OPTIONS AND EMPLOYEE BENEFITS

    Upon the completion of the merger, each then-outstanding option and warrant to purchase shares of Harbinger common stock will be assumed by Peregrine. Each Harbinger option and warrant assumed by Peregrine will continue to have the same terms and conditions, except that (a) each Harbinger option and warrant will be exercisable for that number of whole shares of Peregrine common stock equal to the product of the number of shares of Harbinger common stock that were issuable upon exercise of such Harbinger option and warrant immediately prior to the merger multiplied by 0.75, rounded down to the nearest whole number of shares of Peregrine common stock and (b) the per share exercise price for the shares of Peregrine common stock issuable upon exercise of such assumed Harbinger option and warrant will be equal to the quotient determined by dividing the exercise price per share of Harbinger common stock at which such Harbinger option and warrant was exercisable immediately prior to the merger by 0.75, rounded up to the nearest whole cent. Each assumed Harbinger option shall be vested immediately following the merger as to the same percentage of the total number of shares subject thereto as it was vested as of the merger, except that pursuant to the

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
terms of the option and employment agreements under which the assumed Harbinger options were granted, certain Harbinger options shall accelerate upon the merger.

    Pursuant to the merger agreement, outstanding purchase rights under Harbinger's Amended and Restated Employee Stock Purchase Plan, or ESPP, shall be exercised pursuant to the terms of the ESPP prior to the consummation of the merger. Each share of Harbinger common stock purchased will be converted into the right to receive 0.75 shares of Peregrine common stock. Harbinger agreed in the merger agreement to terminate the ESPP immediately following the exercise of the outstanding purchase rights. Effective immediately preceding the closing of the merger, Harbinger and its subsidiaries and affiliates, shall each terminate all group severance, separation or salary contribution plans, programs or arrangements and all 401(k) plans.

    For purposes of determining eligibility to participate, vesting, and accrual or entitlement to benefits where length of service is relevant under any employee benefit plan of Peregrine or any of its subsidiaries, Peregrine will use reasonable efforts to give the employees of Harbinger at the time of the merger, or Affected Employees, service credit for service with Harbinger to the same extent that such service credit was recognized under the employee plans of Harbinger prior the merger. To the extent permitted by Peregrine's employee benefit plans and applicable law permits, Peregrine will: (1) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that the Affected Employees may be eligible to participate in after the consummation of the merger, other than limitations or waiting periods that are already in effect and that have not been satisfied under any welfare plan maintained for the Affected Employees immediately prior to the consummation of the merger; and (2) provide such Affected Employee with credit for any co-payments and deductibles paid prior to the consummation of the merger in satisfying any deductible or out-of-pocket requirements under any welfare plans that the Affected Employees are eligible to participate in after the consummation of the merger.

    Subject to any limitations under the Securities Act, Peregrine will file a registration statement on Form S-8 for the shares of Peregrine common stock issuable upon the exercise of assumed options to purchase Peregrine common stock which were previously options to purchase Harbinger common stock. Peregrine will file this registration statement as soon as is reasonably practicable after the merger, and in no event later than 20 business days after the merger.

REPRESENTATIONS AND WARRANTIES

    Peregrine and Harbinger each made a number of representations and warranties in the merger agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger.

    HARBINGER REPRESENTATIONS AND WARRANTIES

    Harbinger made representations and warranties relating to Harbinger and its subsidiaries regarding, among other things, the following topics:

    - corporate organization and its qualification to do business;

    - articles of incorporation and bylaws;

    - capitalization;

    - authorization of the merger agreement;

    - regulatory approvals required to complete the merger;

    - the effect of the merger on obligations of Harbinger and under applicable laws;

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
    - permits required to conduct Harbinger's business and compliance with those permits;

    - compliance with applicable laws;

    - filings and reports with the Securities and Exchange Commission;

    - financial statements;

    - liabilities;

    - changes in Harbinger's business since December 31, 1999;

    - litigation;

    - employee benefit plans;

    - labor matters;

    - information supplied by Harbinger in this joint proxy statement/prospectus and the related registration statement filed by Peregrine;

    - restrictions on the conduct of Harbinger's business;

    - title to the properties Harbinger owns and leases;

    - taxes;

    - environmental laws that apply to Harbinger;

    - payments, if any, required to be made to brokers and agents on account of the merger;

    - intellectual property used by Harbinger;

    - material contracts;

    - the fairness opinion received by Harbinger from its financial advisor;

    - insurance and claims related thereto;

    - approval by Harbinger's board of directors;

    - the vote of Harbinger shareholders required to approve the merger; and

    - the inapplicability of state takeover statues.

    The representations and warranties of Harbinger expire at the effective time of the merger.

    PEREGRINE REPRESENTATIONS AND WARRANTIES

    Peregrine and Soda Acquisition made representations and warranties relating to Pergrine and Soda Acquisition. These representation and warranties addressed, among other things, the following topics:

    - corporate organization and its qualification to do business;

    - certificate of incorporation and bylaws;

    - capitalization;

    - common stock to be issued in the merger;

    - authorization of the merger agreement;

    - filings and reports with the Securities and Exchange Commission;

    - financial statements;

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
    - liabilities;

    - compliance with applicable laws;

    - compliance with permits required to conduct business;

    - changes in the business of Peregrine since December 31, 1999;

    - litigation;

    - information supplied by Peregrine in this joint proxy statement/prospectus and the related registration statement filed by Peregrine;

    - payments, if any, required to be made to brokers and agents on account of the merger;

    - the fairness opinion received by Peregrine from its financial advisor;

    - approval by Peregrine's board of directors; and

    - the vote of Peregrine stockholders required to approve the merger.

    The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections of the merger agreement entitled "Representations and Warranties of Company" starting on page 6 of Annex A and "Representations and Warranties of Parent and Merger Sub" starting on page 20 of Annex A.

COVENANTS RELATING TO CONDUCT OF BUSINESS OF HARBINGER AND PEREGRINE

    HARBINGER CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

    Harbinger agreed that until the earlier of the completion of the merger or the termination of the merger agreement, unless Peregrine consents in writing, Harbinger and its subsidiaries will:

    - carry on their business in the ordinary course as currently conducted;

    - pay their debts and taxes when due;

    - pay or perform other material obligations when due;

    - use commercially reasonable efforts to preserve intact their present business organization;

    - use commercially reasonable efforts to keep available the services of their present officers and employees; and

    - use commercially reasonable efforts to preserve their relationships with customers, suppliers and others with whom they have business dealings.

    In addition, unless Peregrine consents in writing or the merger agreement provides otherwise, Harbinger has agreed that, until the earlier of the completion of the merger or the termination of the merger agreement, it and each of its subsidiaries will not and will not agree to:

    - waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any stock plans or authorize cash payments in exchange for any options granted under any of such plans, except pursuant to plans and agreements existing as of the date of the merger agreement and disclosed to Peregrine;

    - grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date of the merger agreement and as previously disclosed in writing or made available to Peregrine, or adopt any new severance plan;

    - transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to intellectual property, or enter into grants to transfer or license to any

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
      person future patent rights, other than non-exclusive licenses in the ordinary course of business and consistent with past practice, provided that in no event shall Harbinger license to any person or entity on an exclusive basis or sell intellectual property;

    - declare, set aside or pay any dividends on or make any other distributions on its capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

    - purchase, redeem or otherwise acquire, directly or indirectly, any shares of Harbinger's capital stock or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on April 5, 2000;

    - issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating them to issue any such shares or convertible securities, other than (1) the issuance, delivery and/or sale of (a) Harbinger common stock pursuant to the exercise of stock options outstanding as of April 5, 2000 or granted pursuant to Harbinger's 1993 Stock Option Plan for Nonemployee Directors and (b) shares of Harbinger common stock issuable to participants in Harbinger's Amended and Restated Employee Stock Purchase Plan and (2) the granting of non-discretionary stock options to non-employee directors under the 1993 Stock Option Plan for Nonemployee Directors in an amount not to exceed 135,000 shares in the aggregate;

    - cause, permit or propose any amendments to their certificate of incorporation, bylaws or other charter documents;

    - acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or enter into any material joint ventures, strategic partnerships or alliances;

    - sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of Harbinger and its subsidiaries, except sales of inventory or non-exclusive licenses of Harbinger's intellectual property in the ordinary course of business and consistent with past practice;

    - incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Harbinger, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than in connection with the financing of ordinary course trade payables consistent with past practice;

    - adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

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    - (i) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, or liabilities recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of Harbinger included in certain of Harbinger's filings with the Securities and Exchange Commission since December 31, 1999 or incurred since the date of those financial statements, or (ii) waive the benefits of, agree to modify in any manner, terminate, release any person from or fail to enforce any confidentiality or similar agreement to which Harbinger or any of its subsidiaries is a party or of which either is a beneficiary;

    - make any individual or series of related payments outside of the ordinary course of business (other than certain payments to financial, legal, accounting or other professional service advisors);

    - except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement to which Harbinger or any of its subsidiaries is a party or waive, delay the exercise of, release or assign any material rights or claims thereunder;

    - enter into or materially modify any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of Harbinger's products or products licensed by Harbinger on an exclusive basis;

    - revalue any of its assets or, except as required by generally accepted accounting principles, make any change in accounting methods, principles or practices;

    - incur or enter into any agreement, contract or commitment outside of the ordinary course of business calling for payments by Harbinger in excess of $350,000 individually;

    - take any action that could reasonably be expected to cause the merger to fail to qualify as a "reorganization" under Section 368(a) of the Code;

    - engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by the merger agreement;

    - make any tax election that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect to the tax liability or tax attributes of Harbinger or any of its subsidiaries or settle or compromise any material income tax liability; or

    - agree in writing or otherwise to take any of the actions described above.

    PEREGRINE CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

    Peregrine agreed that, until the earlier of the completion of the merger or the termination of the merger agreement pursuant to its terms, neither Peregrine nor its subsidiaries shall do any of the following:

    - declare, set aside, or pay any dividends or make any other distributions (whether in cash, stock, equity securities or property) in respect to Peregrine's capital stock, except where (i) an adjustment is made to the exchange ratio in accordance with the merger agreement or (ii) the holders of Harbinger's common stock will otherwise receive an equivalent, proportional dividend or distribution (based on the exchange ratio, as adjusted pursuant to merger agreement) in connection with the merger as if they had been holders of Peregrine's common stock on the record date for such dividend or distribution;

    - purchase, redeem, or otherwise acquire, directly or indirectly, any shares of capital stock of Peregrine or its subsidiaries in any amounts that would adversely affect Peregrine's financial condition or liquidity;

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
    - effect any amendment to Peregrine's certificate of incorporation that would have an adverse effect on the rights of holders of Peregrine's common stock (including the Peregrine common stock to be issued pursuant to the merger agreement);

    - engage in any action that could cause the merger to fail to qualify as a "reorganization" under Section 368(a) of the Code;

    - engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by the merger agreement;

    - following the filing of this joint proxy statement/prospectus, acquire or agree to acquire any business or any corporation, partnership, association or other business organization or division if the acquisition or agreement would require the inclusion in this joint proxy statement/prospectus of pro forma financial information regarding the acquisition; or

    - agree in writing or otherwise to take any of the actions described above.

ADDITIONAL AGREEMENTS

    SHAREHOLDER MEETING. Peregrine and Harbinger have agreed to call meetings of their respective shareholders as promptly as practicable after the date of the merger agreement and to use all reasonable efforts to hold their shareholder meetings on the same day or as soon as practicable after the declaration of effectiveness of the registration statement of which this joint proxy statement/ prospectus is a part. Peregrine and Harbinger may adjourn or postpone their respective shareholder meetings if there is an insufficient number of shares necessary to conduct business. Unless withdrawn in compliance with the nonsolicitation provisions in the merger agreement, Harbinger has agreed to use commercially reasonable efforts to solicit from its shareholders proxies in favor of adoption and approval of the merger agreement and approval of the merger. Peregrine has agreed to use commercially reasonable efforts to solicit from its stockholders proxies in favor of the issuance of Peregrine's common stock pursuant to the merger. Harbinger is obligated to hold its shareholder meeting whether or not Harbinger's board of directors at any time subsequent to the merger agreement determines that the merger agreement is no longer advisable or recommends that Harbinger's shareholders reject it.

    CONFIDENTIALITY, ACCESS TO INFORMATION. Peregrine and Harbinger agreed that the terms of the confidentiality agreement that they entered into on March 1, 2000 will continue in full force and effect. Peregrine and Harbinger have agreed to provide to the accountants, counsel and other representatives of the other company reasonable access to their properties, books, records and personnel during the period between the date of the merger agreement and the completion of merger.

    NO SOLICITATION. Until the merger is completed or the merger agreement is terminated, Harbinger has agreed, subject to limited exceptions, not to directly or indirectly take any of the following actions:

    - solicit, initiate, encourage or induce the making, submission or announcement of any acquisition proposal;

    - participate in any discussions or negotiations regarding any acquisition proposal;

    - furnish to any person any information with respect to any acquisition proposal;

    - take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any acquisition proposal;

    - engage in discussions with any person with respect to any acquisition proposal;

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    - subject to limited exceptions discussed below, approve, endorse or recommend any acquisition proposal; or

    - enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any acquisition transaction.

    For purposes of the foregoing, any action by any officer, director, affiliate or employee of Harbinger or any investment banker, attorney or other advisor or representative retained by any of them is deemed to be a breach by Harbinger.

    The foregoing provisions do not prohibit the board of directors of Harbinger from complying with Rule 14d-9 (Recommendation or Solicitation By the Subject Company and Others) or 14 e-2(a) (Position of a Subject Company with Respect to a Tender Offer) under the Securities Exchange Act of 1934 with regard to tender or exchange offers.

    Harbinger has further agreed to cease, as of April 5, 2000, any and all existing activities, discussions or negotiations with any parties conducted prior to that date with respect to any acquisition proposal until the merger is completed or the merger agreement is terminated.

    An acquisition proposal is any offer or proposal relating to any acquisition transaction, other than an offer or proposal from Peregrine.

    An acquisition transaction is any transaction or series of transactions, other than the merger described in this joint proxy statement/prospectus, involving any of the following:

    - the acquisition or purchase from Harbinger of more than a 15% interest in the total outstanding voting securities of Harbinger or any of its subsidiaries;

    - any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of Harbinger or any of its subsidiaries;

    - any merger, consolidation, business combination or similar transaction involving Harbinger pursuant to which the shareholders of Harbinger immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity;

    - any sale, lease outside the ordinary course of business, exchange, transfer, license outside the ordinary course of business, acquisition or disposition of more than 15% of the assets of Harbinger; or

    - any liquidation, dissolution, recapitalization or other significant corporate reorganization of Harbinger.

    Until the merger is completed or the merger agreement is terminated, Harbinger is allowed, in response to an unsolicited bona fide written superior proposal, to engage in discussions and negotiations with and furnish information to, the party making, or recommend to Harbinger's shareholders, the superior proposal (and in connection with such recommendation, withdraw its recommendation of the merger described in this joint proxy statement/prospectus) if all of the following conditions are met:

    - the board of directors of Harbinger determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary obligations under applicable law;

    - at least two business days prior to furnishing any nonpublic information to, or entering into discussions or negotiations with, such person or group, Harbinger gives Peregrine written notice of Harbinger's intention to furnish nonpublic information to, enter into discussions or negotiations with, such person or group and Harbinger receives from such person or group an

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      executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such person or group by or on behalf of Harbinger; and

    - contemporaneously with furnishing any nonpublic information, Harbinger furnishes the nonpublic information to Peregrine, to the extent the nonpublic information has not been previously furnished by Harbinger to Peregrine.

    A superior proposal is an acquisition proposal with respect to which (x) if any cash consideration is involved, is not subject to any financing contingency, or, after consultation with Harbinger's financial advisors, Harbinger's board of directors shall have determined that financing is reasonably likely to be obtained on a timely basis, and with respect to which Harbinger's board of directors has determined in good faith (after consultation with Harbinger's financial advisors) that the acquiring party is capable of consummating the proposed acquisition on the terms proposed, and (y) Harbinger's board of directors has determined in good faith that the acquisition provides greater value to the shareholders of Harbinger than the merger with Peregrine (taking into account the advice of Harbinger's independent financial advisors).

    Harbinger has agreed to promptly inform Peregrine, and in any event within 24 hours, of any request for information that Harbinger reasonably believes would lead to an acquisition proposal, or of any acquisition proposal, or any inquiry with respect to or which Harbinger reasonably believes would lead to any acquisition proposal, the material terms and conditions of such request, acquisition proposal or inquiry, and the identity of the person or group making any such request, acquisition proposal or inquiry. Harbinger further agreed to keep Peregrine informed in all material respects of the status and details, including material amendments or proposed amendments, or any such request, acquisition proposal or inquiry.

    Harbinger has agreed to provide Peregrine with at least 48 hours prior notice, or such lesser prior notice as provided to the members of Harbinger's board of directors (but in no event less than eight hours), of any meeting of Harbinger's board of directors at which an acquisition proposal is reasonably expected to be up for consideration and 48 hours prior written notice, or such lesser prior notice as provided to the members of Harbinger's board of directors (but in no event less than eight hours), of any meeting of Harbinger's board of directors at which it is reasonably expected to recommend a superior proposal, together with the definitive documentation relating to the superior proposal.

    Regardless of whether Harbinger's board of directors has received a superior proposal or withdrawn its recommendation of the merger, Harbinger is obligated under the merger agreement to hold and convene the Harbinger special meeting.

    REASONABLE EFFORTS. Peregrine and Harbinger have each agreed to use their commercially reasonable efforts to take all actions, and do all things, necessary, proper or advisable to conclude and make effective the merger and any transactions contemplated by the merger agreement, including, among other things:

    - taking all reasonable acts to cause the conditions precedent to the merger to be satisfied;

    - obtaining all necessary actions, nonactions, waivers, consents, approvals, orders and authorizations from governmental entities, making of all necessary registrations, declarations and filings and taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any government entity;

    - obtaining all necessary consents, approvals or waivers from third parties;

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    - defending any lawsuits or proceedings that challenge the merger agreement or the transactions contemplated by the merger agreement; and

    - executing any additional documents necessary to conclude the merger.

    NOTICE. Peregrine and Harbinger have each agreed to give the other prompt notice of any representation or warranty made by it contained in the merger agreement becoming untrue or inaccurate, or any failure to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the merger agreement.

    THIRD PARTY CONSENTS. Peregrine and Harbinger have agreed that each will use their commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the merger.

    OPTIONS AND WARRANTS. Upon completion of the merger, each outstanding option and warrant to purchase Harbinger common stock will be assumed by Peregrine. The number of shares of common stock to be received on exercise of the options and warrants will be adjusted based on the exchange ratio, rounded down to the nearest whole number of shares. Each assumed option and warrant, will continue to have the same terms as each had immediately prior to the completion of the merger except that each will be exercisable for shares of Peregrine common stock. The exercise price will be equal to the exercise price per share of Harbinger common stock at which such Harbinger stock option and each outstanding warrant was exercisable immediately prior to the completion of the merger divided by the exchange ratio, rounded up to the nearest whole cent.

    AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN. Prior to the completion of the merger, outstanding purchase rights under Harbinger's employee stock purchase plan will be exercised, and each share of Harbinger common stock purchased will be converted into the right to receive a number of shares of Peregrine common stock equal to the exchange ratio in the merger. Harbinger will terminate the employee stock purchase plan immediately following this purchase.

    Peregrine will file a registration statement on Form S-8 for the shares of Peregrine common stock issuable with respect to assumed Harbinger stock options as soon as is reasonably practicable, and in any event within 20 business days, after the completion of the merger.

    EMPLOYEE BENEFITS. In the merger agreement, Harbinger agreed to terminate all group severance, separation or salary continuation plans, programs or arrangements and all 401(k) plans, effective immediately preceding the closing of the merger. To the extent permitted by Peregrine's employee benefit plans and applicable law, Peregrine agreed to use its reasonable efforts to give persons employed by Harbinger at the completion of the merger full credit for purposes of eligibility, vesting, benefit accrual (excluding benefit accrual under any defined benefit plans) and determination of the level of benefits under any employee benefit plans or arrangement maintained by Peregrine or its subsidiaries for service with Harbinger or its subsidiaries to the same extent recognized by Harbinger prior to the completion of the merger. To the extent permitted by Peregrine's employee benefit plans and applicable law, Peregrine agreed to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Harbinger employees under any welfare benefit plans that such employees may be eligible to participate in after the completion of the merger, other than waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the completion of the merger under any welfare plan maintained for the Harbinger employees immediately prior to the completion of the merger; and (ii) provide employees of Harbinger at the time of completion of the merger with credit for any co-payments and deductibles paid prior to the completion of the merger in satisfying any deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the completion of the merger.

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    INDEMNIFICATION.  Peregrine has agreed to honor the obligations of Harbinger pursuant to any indemnification agreements between Harbinger and its directors and officers in effect as of the date of the merger and any indemnification provisions under Harbinger's articles of incorporation and bylaws as of April 5, 2000. For a period of six years, the certificate of incorporation and bylaws of the corporation surviving the merger will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors and officers of Harbinger as those contained in the articles of incorporation and bylaws of Harbinger as of April 5, 2000. These provisions will not be amended, repealed or otherwise modified for a period of six years from the completion of the merger in any way that would adversely affect the rights thereunder of the indemnified parties, unless such modification is required by law.

    For a period of six years after the merger, Peregrine will cause the surviving corporation to use its commercially reasonable efforts to maintain in effect, directors' and officers' liability insurance covering those persons who are currently covered by Harbinger's directors' and officers' liability insurance policy with coverage in an amount and scope at least as favorable as that applicable to Harbinger's current directors and officers, PROVIDED, HOWEVER, that in no event will Peregrine or the corporation funding the merger be required to pay an annual premium for coverage in excess of 150% of the annual premium most recently paid by Harbinger. If the annual premium for such coverage exceeds 150% of the annual premium most recently paid by Harbinger, the surviving corporation will provide the maximum coverage available at an annual premium equal to 150% of the annual premium most recently paid by Harbinger.

    NASDAQ LISTING. Peregrine has agreed to authorize for listing on the Nasdaq National Market the shares of Peregrine common stock issuable, and those required to be reserved for issuance, in connection with the merger.

    AFFILIATES. Harbinger agreed to use its commercially reasonable efforts to deliver to Peregrine, as promptly as practicable after April 5, 2000 from each affiliate of Harbinger an executed affiliate agreement, each of which are to be in full force and effect as of the completion of the merger. Peregrine will be entitled to place appropriate legends on the certificates evidencing any Peregrine common stock to be received by a Harbinger affiliate and to issue stop transfer instructions to the transfer agent for the Peregrine common stock, consistent with the terms of the affiliate agreement. See "Agreements related to the merger--Affiliate agreements" for a discussion of the terms of the affiliate agreements.

    REGULATORY FILINGS. Pursuant to the merger agreement, Peregrine and Harbinger are to each file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice Notification and Report Forms relating to the merger as required by the Hart-Scott-Rodino Antitrust Improvements Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction. Peregrine and Harbinger agreed to supply each other with any information required to effect these filings and to supply any additional information that may be required by the relevant authorities; provided, however, that Peregrine shall not be required to agree to any divestiture by Peregrine or Harbinger or any material limitation on the ability to conduct business or to own or exercise control over assets, properties and stock.

    PEREGRINE'S BOARD OF DIRECTORS. Peregrine agreed that its board of directors will take all actions necessary so that two members of Harbinger's board of directors reasonably acceptable to Peregrine, at least one of whom is an independent director of Harbinger's board of directors, shall be appointed to Peregrine's board of directors as of the completion of the merger with a term expiring at the next annual meeting of Peregrine's stockholders.

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    SHAREHOLDER LITIGATION.  Until the earlier termination of the merger agreement or the completion of the merger, Harbinger agreed to give Peregrine the opportunity to participate in the defense or settlement of any shareholder litigation against Harbinger or members of Harbinger's board of directors relating to the merger agreement and the transactions contemplated thereby or otherwise and Harbinger shall not settle such litigation without Peregrine's prior written consent.

CONDITIONS PRECEDENT TO THE MERGER

    Peregrine, Soda Acquisition, and Harbinger are required to complete the merger only if each of the following conditions is met:

    - STOCKHOLDER APPROVAL. The holders of a majority of the outstanding shares of Harbinger common stock have adopted and approved the merger agreement and approved the merger and a majority of the outstanding shares of Peregrine common stock have approved the issuance of shares pursuant to the merger agreement.

    - REGISTRATION STATEMENT. The registration statement on Form S-4 of which this joint proxy statement/prospectus is a part has been declared effective under the Securities Act of 1933. No stop order suspending the effectiveness of the Form S-4 has been initiated or issued by the Securities and Exchange Commission and no similar proceedings with respect to this joint proxy statement/prospectus shall be pending or threatened in writing by the Securities and Exchange Commission.

    - HART-SCOTT-RODINO ACT. The waiting period applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act has expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the merger shall have been obtained.

    - NO GOVERNMENT ACTION/ORDER. No governmental entity has enacted or issued any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and has the effect of making the merger illegal or otherwise prohibiting it.

    - TAX OPINIONS. Peregrine and Harbinger have each received written opinions from their respective tax counsel that the merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code; provided, however, that if their respective tax counsel does not render the opinion, counsel to the other party may render the opinion.

    Additionally, the agreement obligates Peregrine and Soda Acquisition, on the one hand, and Harbinger on the other hand, to complete the merger only if, before the merger, the following additional conditions are satisfied or waived:

    - Each of the representations and warranties of the other party in the merger agreement is true and correct in all material respects as of April 5, 2000, and as of the closing of the merger, except for failures to be true and correct that do not in the aggregate constitute a material adverse effect (with the exception of Harbinger representations and warranties relating to capitalization, approval of its board of directors and the vote required to approve the merger agreement and merger) and those representations and warranties made as of a particular date which must be true as of that date and do not constitute, in the aggregate, a material adverse effect.

    - The other party has performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with prior to completion of the merger and the parties have received a certificate from the other with respect to the foregoing signed on behalf of the party by an authorized officer of the party.

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    In addition, Peregrine is not obligated to complete the merger unless
Harbinger receives all consents, waivers and approvals required in connection with the merger and in connection with agreements, contracts, licenses or leases of Harbinger that require them as a result of the merger.

TERMINATION; AMENDMENT AND WAIVER

    CONDITIONS TO TERMINATION. Peregrine and Harbinger may terminate the merger agreement at any time prior to the merger, even if the shareholders of Harbinger approve matters related to the merger. The merger agreement may be terminated:

    - by Peregrine or Harbinger if the parties mutually consent in writing;

    - by Peregrine or Harbinger if the merger has not been effected on or prior to October 31, 2000; however, this right to terminate will not be available to any party whose action or failure to act was the principal cause of the failure of the merger to occur by this date and the action or failure to act constitutes a breach of the merger agreement;

    - by Peregrine or Harbinger if any governmental entity issues an order, decree or ruling or takes any action to permanently restrain, enjoin or prohibit the merger, and this order, decree or ruling is final and nonappealable;

    - by Peregrine or Harbinger if the shareholders of Harbinger do not approve the merger agreement at the special meeting or at any adjournment or postponement of the special meeting or the stockholders of Peregrine do not approve the issuance of the shares pursuant to the merger at the special meeting or at any adjournment or postponement of the special meeting;

    - by Peregrine if Harbinger's board of directors changed, in a manner adverse to Peregrine, its recommendation in favor of the agreement or the merger;

    - by Peregrine if Harbinger shall have recommended an acquisition proposal to the shareholders of Harbinger other than the transaction contemplated by the merger agreement;

    - by Peregrine if Harbinger fails to comply with the provisions in the merger agreement regarding nonsolicitation;

    - by Peregrine if a bonafide acquisition proposal other than the transaction contemplated by the merger agreement is publicly announced or has otherwise become publicly known and Harbinger's board of directors
      (i) shall have failed to recommend against acceptance of the acquisition proposal, including by taking no position with respect to a tender or exchange offer; or (ii) failed to reconfirm its approval and recommendation of the merger agreement and related transactions within ten business days or Harbinger's board of directors resolves to take any of the actions described above;

    - by either Peregrine or Harbinger upon a breach of any representation, warranty, covenant or agreement or if any representation or warranty on their respective part shall have become untrue, in either case such that in the aggregate it constitutes a material adverse effect or a material breach of an agreement or covenant in the merger agreement; provided that if the inaccuracy in the representation or warranty or breach is curable, the affected party may not terminate the merger agreement for 30 days after it delivered notice of the breach and may not terminate the merger agreement if the breach is cured during the 30-day period.

    EFFECT OF TERMINATION. In the event of termination of the merger agreement by either Peregrine or Harbinger, the merger agreement will become void; provided, however, that (a) the confidentiality provisions, general provisions and termination provisions will survive and (b) nothing will relieve the parties from any liability for fraud in connection with, or any willful breach of, the merger agreement.

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    Harbinger has also agreed to pay $50,000,000 to Peregrine in cash and shares of Harbinger common stock, valued for such purpose at $24.125 per share, provided that the cash component must be at least $20 million, in the event that the agreement is terminated:

    - by Peregrine if Harbinger's board of directors withdraws, modifies or changes its recommendation of the merger agreement or merger in a manner adverse to Peregrine;

    - by Peregrine if Harbinger's board of directors shall have recommended an acquisition proposal to the shareholders of Harbinger other than the transaction contemplated by the merger agreement;

    - by Peregrine if Harbinger fails to comply with the provisions in the merger agreement regarding nonsolicitation; or

    - by Peregrine if a bonafide acquisition proposal other than the transaction contemplated by the merger agreement is publicly announced or has otherwise become publicly known and Harbinger's board of directors
      (i) shall have failed to recommend against acceptance of the such acquisition proposal, including by taking no position or indicating its inability to take a position with respect to the acceptance by its shareholders of an acquisition proposal involving a tender or exchange offer; or (ii) failed to reconfirm its approval and recommendation of the merger agreement and related transactions within ten business days or the Harbinger board of directors resolves to take any of the above actions.

In the event the merger agreement is terminated for the reasons set forth immediately above, the termination fee is payable in two installments of equal value. Harbinger is to make the first payment on the termination of the merger agreement for the reasons mentioned above and the second payment on the 30(th) day after the termination of the merger agreement.

    In addition, Harbinger must pay the $50 million termination fee in the event the merger agreement is terminated:

    - by Peregrine if the merger has not been affected on or prior to October 31, 2000; or

    - by Peregrine in the event Harbinger's shareholders fail to approve the merger agreement and merger;

provided that a bonafide acquisition proposal has been announced or shall otherwise have become publicly known, and within 12 months after termination of the merger agreement, Harbinger has entered into a definitive agreement providing for the acquisition of more than 40% of Harbinger or such an acquisition is consummated. Under these circumstances, the termination fee is payable in two installments of equal value. Harbinger is to make the first payment contemporaneously with the execution of the agreement for the acquisition of Harbinger. Harbinger is to make the second payment on the earlier to occur of (i) the consummation of the acquisition; or (ii) the 90(th) day after the date of execution of the definitive agreement relating to the acquisition of Harbinger.

    - Should Harbinger satisfy its obligation to pay the termination fee by delivering to Peregrine shares of Harbinger common stock, Peregrine is entitled to registration rights with respect to those shares as described in the option agreement. See "Agreements Related to the Merger--Option Agreement" for a description of the option agreement.

    - Except with respect to the termination fee, each party will pay its own costs and expenses whether or not the merger is consummated. However, in the event that either Peregrine or Harbinger terminates the merger agreement upon a breach of any representation, warranty, covenant or agreement, in either case such that the additional conditions to Peregrine and Soda Acquisition's obligations would not be satisfied as of the time of the breach or the time this representation or warranty becomes untrue provided that if this breach is curable by Harbinger

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      then Peregrine may not terminate the merger agreement for 30-days after the delivery of written notice by Peregrine to Harbinger of the breach, provided Harbinger continues to exercise commercially reasonable efforts to cure the breach (Peregrine may not terminate the merger if the breach is cured during this 30-day period), the nonterminating party must reimburse the other party for the costs and expenses it incurred in connection with the merger agreement and related transactions. Peregrine and Harbinger will share equally all fees and expenses, other than attorneys' and accountants' fees and expenses, incurred in relation to the printing and filing relating to this Form S-4 and the joint proxy statement/prospectus.

    AMENDMENT. Subject to applicable law, the merger agreement may be amended by the parties at any time by a written instrument signed on behalf of each of the parties to the merger agreement.

    EXTENSION; WAIVER. At any time prior to the completion of the merger, any party to the merger agreement may, in writing:

    - extend the time for performance for any obligations of the other parties under the merger agreement;

    - waive any inaccuracies in the representations and warranties in the merger agreement made to that party; and

    - waive compliance with any of the agreements or conditions of the merger agreement for the benefit of that party.

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                        AGREEMENTS RELATED TO THE MERGER

    THIS SECTION OF THE JOINT PROXY STATEMENT/PROSPECTUS DESCRIBES AGREEMENTS RELATED TO THE MERGER AGREEMENT, INCLUDING THE PEREGRINE STOCKHOLDERS' VOTING AGREEMENTS AND THE HARBINGER SHAREHOLDERS' VOTING AGREEMENTS. WHILE WE BELIEVE THAT THESE DESCRIPTIONS COVER THE MATERIAL TERMS OF THESE AGREEMENTS, THESE SUMMARIES MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU.

PEREGRINE STOCKHOLDERS' VOTING AGREEMENTS

    As a condition to Harbinger's entering into the merger agreement, Harbinger and each of John J. Moores, Stephen P. Gardner, David A. Farley, Richard A. Hosley, II, Norris Van den Berg, Richard T. Nelson, Frederic B. Luddy,
Douglas S. Powanda, William G. Holsten, Matthew C. Gless, Charles E.
Noell, III, Christopher A. Cole, and Thomas G. Watrous, Sr. entered into voting agreements. By entering into the voting agreements these Peregrine stockholders have irrevocably appointed the directors of Harbinger as their lawful attorneys and proxies. These proxies give Harbinger the limited right to vote the shares of Peregrine common stock beneficially owned by these Peregrine stockholders, including shares of Peregrine common stock acquired after the date of the voting agreements, in favor of any matter reasonably expected to facilitate the share issuance, in favor of the issuance of shares of Peregrine common stock pursuant to the merger and against any matter that could reasonably be expected to prevent the merger. These Peregrine stockholders may vote their shares of Peregrine common stock on all other matters.

    As of the record date, these individuals and entities collectively beneficially owned 11,988,403 shares of Peregrine common stock, or approximately 10.8% of the outstanding Peregrine common stock, all of which are subject to the voting agreements. None of the Peregrine stockholders who are parties to the voting agreements were paid additional consideration in connection with the agreements.

    Under these voting agreements, each of these Peregrine stockholders, with the exception of John J. Moores, agrees not to transfer the Peregrine common stock and options owned, controlled or acquired, either directly or indirectly, by that person until the earlier of the termination of the merger agreement or the completion of the merger, unless the transfer is in accordance with the voting agreement and each person to which any shares or any interest in any shares is transferred agrees to be bound by the terms and provisions of the voting agreement. These voting agreements will terminate upon the earlier to occur of the termination of the merger agreement and the completion of the merger.

HARBINGER SHAREHOLDERS' VOTING AGREEMENTS

    As a condition to Peregrine's entering into the merger agreement, Peregrine and each of James M. Travers, William B. King, Douglas Roberts, David Bursiek, Stuart Bell, Daniel Manack, David T. Leach, Benn R. Konsynski, David Hildes, John D. Lowenberg, James K. McCormick, Klaus Neugebauer, William D. Savoy, Ad Nederlof and Vulcan Ventures entered into voting agreements. By entering into the voting agreements, these Harbinger shareholders have irrevocably appointed Peregrine as their lawful attorney and proxy. These proxies give Peregrine the limited right to vote all of the shares of Harbinger common stock beneficially owned by these Harbinger shareholders, including shares of Harbinger common stock acquired after the date of the voting agreements, in favor of the merger agreement and merger, in favor of anything that could be reasonably expected to facilitate the merger, against any other acquisition proposal and against any matter that could reasonably be expected to facilitate any other acquisition proposal. These Harbinger shareholders may vote their shares of Harbinger common stock on all other matters.

    As of the record date, these individuals and entities collectively beneficially owned 5,987,524 shares of Harbinger common stock, all of which, or approximately 14.5% of the outstanding Harbinger common stock are subject to the voting agreements. None of the Harbinger shareholders who are parties to the voting agreements were paid additional consideration in connection with the agreements.

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    Under these voting agreements, each of these Harbinger shareholders agreed not to sell the Harbinger common stock and options owned, controlled or acquired, either directly or indirectly, by that person until the earlier of the termination of the merger agreement or the completion of the merger, unless the transfer is in accordance with the voting agreement and each person to which any shares or any interest in any shares is transferred agrees to be bound by the terms and provisions of the voting agreement. These voting agreements will terminate upon the earlier to occur of the termination of the merger agreement and the completion of the merger.

STOCK OPTION AGREEMENT

    As a condition to Peregrine's willingness to enter into the merger agreement, Harbinger granted to Peregrine an irrevocable option to acquire up to 8,007,468 shares of Harbinger common stock that represent approximately 19.99% of the issued and outstanding Harbinger common stock as of March 31, 2000. The exercise price of the option is $43.50 per share of Harbinger common stock, payable in cash. The number of shares issuable upon exercise of the option and the exercise price of the option are subject to adjustment to prevent dilution.

    The option is intended to increase the likelihood that the merger will be completed. Some of the aspects of the stock option agreement may have the effect of discouraging persons who might now or at any time be interested in acquiring all or a significant interest in Harbinger or its assets before completion of the merger.

    If the option becomes exercisable, Harbinger would not be able to account for future transactions under the pooling-of-interests accounting method for some period of time.

    EXERCISE EVENTS. Peregrine may exercise the option, in whole or part, at any time or from time to time, upon the occurrence of any of the following events:

    - the termination of the merger agreement by Peregrine if Harbinger's board of directors withdraws, modifies, or changes its recommendation of the merger agreement or the merger in a manner adverse to Peregrine;

    - the termination of the merger agreement by Peregrine if Harbinger's board of directors shall have recommended an acquisition proposal to Harbinger's shareholders, other than the transaction contemplated by the merger agreement;

    - the termination of the merger agreement by Peregrine if Harbinger fails to comply with the provisions in the merger agreement regarding nonsolicitation;

    - the termination of the merger agreement by Peregrine if a bonafide acquisition proposal other than the transaction contemplated by the merger agreement is publicly announced or has otherwise become publicly known and Harbinger's board of directors: (i) shall have failed to recommend against acceptance of the acquisition proposal, including by taking no position with respect to a tender or exchange offer; or (ii) failed to reconfirm its approval and recommendation of the merger agreement and related transactions within ten business days;

    - the board of directors resolves to take any of the above actions;

    - the termination of the merger agreement because the merger has not been consummated by October 31, 2000, or the termination of the merger agreement because the required approval of Harbinger's shareholders has not been obtained, and prior to this termination a bona fide acquisition proposal shall have been announced or otherwise shall have become publicly known and within 12 months after such termination, Harbinger has entered into a definitive acquisition

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      agreement providing for an acquisition of Harbinger or a acquisition of
      Harbinger shall have been consummated, other than the merger contemplated by the merger agreement; or

    - the required approval of Harbinger shareholders pursuant to the merger agreement shall have not been obtained.

    TERMINATION. The option will terminate and cease to be exercisable upon the earliest of any of the following:

    - the completion of the merger;

    - 12 months after termination of the merger agreement based on a failure of the merger to be consummated by October 31, 2000 or the failure to obtain the required approval of Harbinger shareholders if no event causing the termination fee to become payable has occurred;

    - 12 months after payment of the termination fee in connection with termination of the merger agreement based on Harbinger's (i) board of directors withdrawing, modifying or changing its recommendation regarding the merger adverse to Peregrine, (ii) board of directors recommendation of another acquisition proposal, (iii) failure to comply with the nonsolicitation provisions, (iv) board of directors' failure to recommend against acceptance and reconfirm its approval of the merger agreement and related transactions after the public announcement of a bonafide proposal to acquire Harbinger or other public knowledge of such an acquisition;

    - 12 months after payment of the termination fee in connection with a termination of the merger agreement based on a failure of the merger to have been consummated by October 31, 2000 or failure to obtain the required approval of Harbinger's shareholders; and

    - the date on which the merger agreement is otherwise terminated.

    REPURCHASE AT THE OPTION OF PEREGRINE. During the period when the option is exercisable, Peregrine may require Harbinger to repurchase from Peregrine the unexercised portion of the option at a price, called the market/tender offer price, equal to the difference between the higher of (i) the highest price per share offered pursuant to any acquisition proposal and (ii) the highest closing sale price of Harbinger common stock on the Nasdaq National Market for the 20 preceding trading days; and the exercise price. With respect to shares of Harbinger common stock purchased by Peregrine pursuant to exercise of the option, the price of repurchase is equal to the exercise price plus the difference between the market/tender offer price and the exercise price multiplied by the number of shares purchased. In no event will Harbinger be required to pay in excess of an aggregate of $50,000,000 minus the amount of the total termination fee paid by Harbinger to Peregrine.

    ECONOMIC BENEFIT TO PEREGRINE IS LIMITED. The stock option agreement limits the maximum profit to Peregrine, including the amount, if any, paid to Peregrine as a termination fee under the merger agreement, which may be received by Peregrine is limited to $60 million.

    REGISTRATION RIGHTS. The stock option agreement grants registration rights to Peregrine with respect to the shares of Harbinger common stock represented by the option, including the right to demand that Harbinger register all or part of such shares with the Securities and Exchange Commission, provided that Peregrine will only be able to make two such demands, and the right to register all or part of such shares if Harbinger otherwise register effects a registration for its own account.

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AFFILIATE AGREEMENTS

    In order to induce Peregrine to enter into the merger agreement, each of the Harbinger affiliates has entered into an affiliate agreement at Peregrine's request. Pursuant to the terms of the affiliate agreements, the Harbinger affiliates have represented the following:

    - the shares of and options and warrants to purchase shares of Harbinger common stock held by them are not subject to any claim, lien, pledge, charge, security interest or other encumbrance or to any rights of first refusal of any kind;

    - there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which the affiliate is party or by which it is bound obligating the affiliate to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Harbinger common stock, warrants or options or obligating the affiliate to grant or enter into any such option, warrant, call, right, commitment or agreement;

    - the affiliate has the sole right to transfer the shares of Harbinger common stock, warrants and options held by it;

    - the shares of Harbinger common stock are not subject to preemptive rights created by any agreement to which the affiliate is party; and

    - the affiliate has not engaged in any sale or other transfer of Harbinger common stock, warrants or options in contemplation of the merger.

    RULE 145. Each affiliate has agreed not to sell, transfer or otherwise dispose of any Peregrine common stock issued in the merger unless one of the following conditions is met:

    - the sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) under the Securities Act;

    - the sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration;

    - the affiliate delivers to Peregrine a written opinion of counsel, reasonably acceptable to Peregrine in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act; or

    - an authorized representative of the SEC shall have rendered written advice to the affiliate to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take any action, with respect to the proposed disposition if consummated.

    The form of affiliate agreement is attached as Exhibit C to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

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                             BUSINESS OF PEREGRINE

OVERVIEW

    Peregrine refers to itself as "The Infrastructure Management Company." We offer business organizations an integrated suite of packaged infrastructure resource management application software. In addition, we have recently introduced additional products designed to automate the processes associated with the procurement and use of infrastructure assets. These software applications are designed to manage the various aspects of organizational infrastructure from the moment an asset is leased, acquired, or taken from existing inventory until the moment it is taken out of service. Infrastructure assets include computers, computer networks, telecommunication assets, physical plant and facilities, corporate car or truck fleets, and many other assets. Our products are designed to help businesses answer the following questions about each item of corporate infrastructure:

    - What assets does my business own?

    - Where are each of these assets located?

    - How well are each of these assets working?

    - What is the total cost of owning each asset (I.E., the cost of acquiring, maintaining, servicing, and disposing of each asset)?

    - How well is each asset supporting my business?

CORPORATE BACKGROUND

    We were incorporated in California in 1981 and reincorporated in Delaware in 1994. Our principal executive offices are located at 12670 High Bluff Drive, San Diego, California 92130. Our telephone number at that address is (858) 481-5000.

INDUSTRY BACKGROUND

    Until recently, automated management of organizational infrastructure was not a priority for many companies. Rather, organizations tended to focus their information technology spending on automating external business functions that involve interactions with customers, suppliers, distributors, and other third parties. These applications included building networks for voice and data and implementing software solutions for enterprise resource planning (ERP), customer supply chain management (CSCM), and customer relationship management (CRM). Organizations have become increasingly dependent on these networks, systems, and applications to provide core products and services, and we believe they are now critical components of an organization's operating infrastructure.

    Organizational infrastructure has also become larger and more complex. Modern businesses now depend on an array of systems and applications to provide electronic mail and Internet and Intranet services, to manage documents, and to support mission critical ERP, CSCM, and CRM applications. In addition, the various components of infrastructure, including desktop computers, networks, and telecommunications assets, are increasingly linked. In turn, these internal networks and systems depend on a physical infrastructure comprised of cable and wiring in walls, floors, and ceilings that are ultimately part of the buildings and campuses that comprise the larger organizational infrastructure.

    We believe that the operational effectiveness of an organization ultimately depends on the efficient acquisition, management, and disposal of these infrastructure assets. Threats to infrastructure pose substantial business risks. Issues raised in connection with Year 2000 remediation, European currency conversion, computer viruses, major facilities relocations, and changes in network environments have resulted in increased awareness of infrastructure dependency by senior business executives and information technology managers. Accordingly, we believe that opportunities exist for providers of an integrated suite of infrastructure resource management software that can assist organizations to acquire, deploy, maintain, and operate infrastructure assets efficiently throughout their life cycle--from the time an organization starts to contemplate purchase or lease of a new asset to the moment the asset is

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removed from service and sold or disposed. We attempt to manage the following major stages in the lifecycle of an asset:

    - procurement or lease

    - maintenance in inventory

    - installation

    - data collection

    - taking and implementing a service or upgrade request

    - asset relocation

    - problem management and resolution

    - performance tracking

    - correlation of performance to service level agreements

    - contract management

    - removal from service

    - disposition or re-use

    Until recently, our products focused principally on problem management for an organization's information technology infrastructure. Our principal product suite, SERVICECENTER, is an integrated, enterprise service desk software solution that assists information technology departments to manage and maintain their internal computer networks and related assets. Since 1997, however, we have made several acquisitions intended to broaden our infrastructure resource management product suite beyond management of network help desks.

    - In September 1997, we acquired ASSETCENTER, our first asset management product through the acquisition of Apsylog, S.A., a French corporation, and its U.S. parent company.

    - In July 1998, we acquired Innovative Tech Systems, a leading provider of facilities management software. Innovative's SPAN-FM product line became our FACILITYCENTER product line.

    - In September 1998, we acquired technologies and other assets from related entities operating as International Software Solutions. These technologies expanded the ability of our products to help manage information technology assets by permitting network help desk analysts to interface with users over the corporate network without on-site visits.

    - In March 1999, we acquired Prototype, a provider of software products for managing corporate vehicle and equipment fleets.

    - In April 1999, we acquired fPrint, a British provider of software used to discover and inventory software located on the computers of individual users on a corporate network.

    - In September 1999, we acquired Knowlix, a developer of knowledge management software that assists help desk analysts by managing the intangible technical information and know-how required to assist callers.

    - In December 1999, we acquired advanced and light rail management software for the passenger and freight rail industries from KKO & Associates.

    - In March 2000, we acquired Telco Research, a provider of software products that help manage telecommunications assets, and Barnhill Management Group, a services and solutions delivery partner with extensive experience in the telecommunications industry.

PRODUCTS

    We currently offer over forty infrastructure management and e-procurement software products. The following discussion summarizes our principal product families.

    SERVICECENTER

    SERVICECENTER is a set of applications intended to maintain the effectiveness and functionality of an organization's information technology infrastructure. SERVICECENTER offers a number of gateway products to the software tools and applications of other vendors. These gateway products include interfaces to system and network management products such as Hewlett-Packard Openview, Computer Associates

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Unicenter, and Tivoli TME10. In addition, gateways to enterprise resource planning applications are supported to products such as SAP R3, PeopleSoft, and Oracle.

    PRIMARY SERVICECENTER APPLICATIONS

          PROBLEM MANAGEMENT. The problem management application automates the process of reporting and tracking specific problems or classes of problems associated with a business enterprise's network computing environment. Help desk personnel open problem tickets using templates specific to the class of problem reported.

          PROBLEM RESOLUTION. The problem management application works together with our IR EXPERT, a text search expert system that employs advanced technology to allow network operators to retrieve relevant information. This application assists in problem solving, based on prior solutions. The IR EXPERT reduces a user's question, or query, to a number of "terms," refining the query to fit knowledge in the database and then searches resolution databases using related terms. This application is self-learning, so the customer does not have to perform any work to keep the knowledge base up to date.

          CHANGE MANAGEMENT. The change management application provides a functional framework for proposing, accepting, scheduling, approving, reviewing and coordinating network changes.

          CONTRACT MANAGEMENT. The contract management application provides information system departments with the tools they need to track all costs associated with infrastructure problems or change.

          INVENTORY CONFIGURATION MANAGEMENT. The inventory configuration management application provides the service desk with a central repository of information about inventories of networked devices and applications as well as information concerning end-users. Easy access to inventory information permits the service desk to respond to end-user problems, to plan changes and services, and to create accurate reports about the network's status and environmental trends.

          REQUEST MANAGEMENT. The request management application automates and tracks an organization's equipment and services ordering process from initial request through installation and follow-up. Using SERVICECENTER, an end-user identifies and orders products or services from a catalog of items. SERVICECENTER then consolidates requests, forwards orders through an organization's standard approval and order processing procedures, and consolidates orders by vendor. End-users can track the status of requests through SERVICECENTER at all times.

          SERVICE LEVEL AGREEMENT MANAGEMENT. Service level agreements are used by companies to relate the availability and performance of infrastructure to the business mission performed by the infrastructure. Service level agreement management is designed to simplify the task of managing these contracts.

          SERVICECENTER INSIGHT. ServiceCenter Insight is a data mining tool which facilities the ability of the customer to make queries and prepare reports about information in the infrastructure repositories.

          SERVICE MANAGEMENT. Service management is a comprehensive call management tool. The service desk operator uses service management to assess an incoming call and determine whether it is an information request, a call requiring problem management, a request for action to assist an individual or a requirement for a change which would affect multiple elements of the infrastructure.

          WORK MANAGEMENT. Work management is designed to help managers better balance the demands for service and support based on the priority of tasks and the skill set of the workforce. Work management will automatically allocate unassigned or incomplete problem tickets to

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    individuals. The manager can also assign new work, view progress on assigned items, or reassign work based on changing properties using the drag and drop interface.

    E-SERVICECENTER is the Internet-hosted version of SERVICECENTER, which offers a subset of the SERVICECENTER application set to help desk managers on an application service provider basis. If the customer elects this option, we act as the system administrator and operator for the customer. Their users connect to our software over the Internet and receive the benefit of the application without the administrative burden of actually running the server portion of the application. The product is sold in two models. We may enter a perpetual license agreement with the customer and recognize license revenue at the time of initial sale, as with a standard SERVICECENTER license, and recognize maintenance, hosting operations and administration revenues as a recurring payment stream. Alternatively, we may provide a limited-term, noncancelable subscription to use E-SERVICECENTER, where we recognize revenue for license, maintenance, hosting operations and administration on a periodic basis.

    ASSETCENTER

    ASSETCENTER is a set of applications intended to manage financial information relating to an organization's portfolio of information technology infrastructure investments. Like SERVICECENTER, ASSETCENTER supports gateways to enterprise resource planning and desktop inventory discovery tools.

    PRIMARY ASSETCENTER APPLICATIONS

          ASSET MANAGEMENT. The asset management application provides a comprehensive inventory of an organization's equipment, users, suppliers, and contracts. The application provides detailed descriptions of software licenses acquired and their associated rights in order to reconcile them with the software actually installed.

          LEASE MANAGEMENT. Lease management manages the contractual aspects of leasing and rental by returning, updating and renewing equipment through alarm and messaging features. The application also includes a wide range of methods for calculating lease terms and permits users to evaluate different financing alternatives.

          PROCUREMENT MANAGEMENT. This application manages the acquisition of information technology products including assets, consumables and services. Procurement management covers the entire purchasing cycle: request, approval, estimate, issuance of purchase orders, delivery and receipt. The application allows users to set up authorization procedures as well as automatic reordering based on user-defined restocking criteria.

          COST MANAGEMENT. Cost management features analytic and budgetary functions that allow tracking, control, and allocation of information technology related expenses. The application allows users to track costs related to each asset, including both capital and operational expenses (E.G., training, service calls) and to measure the costs of ownership for each asset. The application also allows users to compare accounting and physical inventories to determine the correct valuation of balance sheet assets.

    INFRACENTER FOR WORKGROUPS

    INFRACENTER FOR WORKGROUPS is a comprehensive asset management technology targeted at the midrange market. INFRACENTER FOR WORKGROUPS offers functionality and applications similar to those offered with our ASSETCENTER product suite. In addition, Infratools desktop discovery provides complete, accurate, and timely intelligence about desktop users on a network. The premium offering of INFRACENTER FOR WORKGROUPS bundles our InfraTools Remote Control product, a graphical remote control application. InfraTools Remote Control is designed for everything from help desk and remote support to teaching applications and network management.

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    FACILITYCENTER

    FACILITYCENTER is a set of applications and multiple gateways that are designed to manage assets related to physical plant and facilities. FACILITYCENTER includes space planning, facilities management, work order management, stacking, maintenance management, facilities help desk, cable plant management, computer aided design integrator, data collection, and real estate lease management. Like SERVICECENTER and ASSETCENTER, FACILITYCENTER also supports gateways to external products.

    The FACILITYCENTER product suite offers solutions specifically designed to automate facilities, real estate and operations, and maintenance management. E-FACILITYCENTER is the Internet-hosted version of FACILITYCENTER. It offers the FACILITYCENTER application set to real estate and facilities managers on a hosted application service provider basis.

    PRIMARY FACILITYCENTER APPLICATIONS

        FACILITYCENTER SOLUTION FOR FACILITIES MANAGEMENT. FACILITYCENTER projects occupancy demand and supply scenarios to enable efficient move planning and reduce costs. By interfacing to popular computer-aided-design products, users can view information graphically and manage facilities using a top down approach. The FACILITYCENTER application can also manage project bids, costs and budgets.

        FACILITYCENTER SOLUTION FOR OPERATIONS AND MAINTENANCE. OUR FACILITYCENTER solution for operations and maintenance enables preventive maintenance workflow to be streamlined and managed from a single point. It allows managers to automatically schedule preventive maintenance, obtain work order cost estimates, schedule work orders, and obtain information about the status of work orders. Purchasing, receiving and shipping functions can also be administered automatically.

        FACILITYCENTER SOLUTION FOR REAL ESTATE. The FACILITYCENTER real estate management solution helps real estate professionals optimize the use of available space, reduce overall occupancy costs and implement continuous improvement strategies and policy tactics. The application tracks owned and leased property including space configuration and utilization.

    FLEETANYWHERE

    FLEETANYWHERE is a comprehensive, Internet-enabled, fully integrated, Windows-based fleet management system. It is capable of tracking an unlimited number of equipment units and supporting an unlimited number of workstations from any number of locations. FLEETANYWHERE tracks all functions related to the maintenance of equipment fleets, including processing repair and work orders, tracking operating expenses such as for fuel, oil, and licensing, and tracking and billing for equipment usage. Optional modules offer functionality related to bar coding on the shop floor, online employee labor capture, motor pool reservations tracking, shop scheduling, service level agreement tracking, replacement analysis, tire tracking, and fleet optimization.

    E.FLEET is the Internet-hosted version of FLEETANYWHERE. It offers the full FLEETANYWHERE application set to fleet managers on an application service provider basis.

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    GET.IT!

    GET.IT! is our employee self-service product suite. The GET.IT! solution offers employee self-service applications designed to improve employee productivity and reduce operating expenses.

    GET.IT! APPLICATIONS

          GET.RESOURCES! Get.Resources! assists the traditional asset procurement process by allowing businesses to evaluate total lifecycle costs of an asset. Using a web interface, employees can buy, lease, or take from existing stock needed resources or services. The workflow engine in Get.Resources! routes requisitions through the organization based on local business rules, thereby streamlining the process and reducing cycle time. Get.Resources! is an open e-procurement application that allows organizations to purchase products and resources through CommerceOne's MarketSite or via direct, point-to-point links with suppliers from e-catalogs hosted on either the buyer or supplier site.

          GET.ANSWERS! Get.Answers! is a portal interface for accessing and distributing information throughout an organization. With an easy-to-use web interface, Get.Answers! lets any employee tap into the same information base used by information technology support and other infrastructure professionals. The reporting feature in Get.Answers! lets administrators know who is using the system and what information is being used.

          GET.SERVICE! Get.Service! automates the employee service request process through a centralized portal for requesting services ranging from training services to providing lunches for meetings.

    COMMANYWHERE

    COMMANYWHERE is a communications equipment management system that tracks mobile and portable radios, base and fixed equipment, microwave equipment, console and remote equipment, and 800 megahertz trunked radio system equipment.

    KNOWLIX

    KNOWLIX is our knowledge management product suite for help desks and customer support centers. KNOWLIX assists help desk and call center analysts by managing the technical information and know-how required to assist callers.

    TELEPHONY AND DATA MANAGEMENT SOLUTIONS

    In March 2000, we completed our acquisition of Telco Research Corporation Limited, a provider of software products that help manage telecommunications assets. The Telco Research product suite combines hardware and software solutions that help organizations accurately accumulate and allocate telecommunications cost, measure system health and performance, enforce policies, manage security, and control fraudulent use of corporate phone systems.

    DATA COLLECTION DEVICES. We offer intelligent data collectors that monitor and collect the information produced by network switching equipment. These data collectors provide a solution for monitoring and filtering alarms, collecting call detail records and traffic data and obtaining secure access into telephone switches from a central point. These collection devices provide call detail record storage, polling, toll fraud & real-time information concerning the operating status of telecommunications systems.

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    VOICE SOLUTIONS.  We offer solutions to manage the voice communications network for companies of all sizes. This family of products provides customers the ability to understand and control cost and usage, monitor network operating status and maintain network integrity.

PRODUCT INTEGRATION

    We have completed numerous acquisition of businesses and technologies since late 1997. As a result, our research and development personnel have focused substantial effort on integrating the acquired products and technologies into a single product suite with a common data repository. In April 1998, we announced and shipped the Peregrine Repository Interface Manager, which we market as PRIM. PRIM integrates common elements between the data schema of SERVICECENTER and ASSETCENTER. We are continuing to expend resources to improve the integration of SERVICECENTER and ASSETCENTER and are beginning the integration of FACILITYCENTER, a product we acquired in connection with the acquisition of Innovative Tech Systems in July 1998. Integration of products of this number and complexity can be costly and time consuming, could result in the diversion of resources from development of new or enhanced products and technologies, and exposes us to a number of risks which are described in greater detail under the caption "Risk Factors" beginning on page 12.

PRODUCT DEVELOPMENT; PRODUCT AUTHORSHIP MODEL

    We believe that attracting and retaining talented software developers is an important component of our product development activities. To this end, we have instituted a product authorship incentive program that rewards our developers with commissions based on the market success of the applications designed, written, marketed, and supported by them. Our product authorship program is designed to encourage our developers to evaluate the effectiveness of a product in the actual user environment.

    We believe that the ability to deliver new and enhanced products to customers is a key success factor. We have historically developed our products through a consultative process with existing and potential customers. We expect that continued dialogue with existing and potential customers may result in enhancements to existing products and the development of new products. We have in the past devoted and expect to continue to devote a significant amount of resources to developing new and enhanced products. We currently have a number of product development initiatives underway. We cannot predict, however, whether any enhanced products, new products, or product suites will be embraced by existing or new customers. The failure of any of these products to achieve market acceptance would have a material adverse effect on our business, results of operations and financial condition.

    Our research and development expenditures in fiscal 2000, 1999, and 1998 were $28.5 million, $13.9 million, and $8.4 million, respectively, representing 11%, 10%, and 14% of total revenues in the respective periods. See "Peregrine Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 108.

    The market for our products is subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. As a result, our position in existing markets or other markets that we may enter could be eroded rapidly by product advances. The life cycles of our products are difficult to estimate. Our growth and future financial performance will depend in part on our ability to enhance existing applications, develop and introduce new applications that keep pace with technological advances, meet changing customer requirements and respond to competitive products. Our product development efforts are expected to continue to require substantial investments by us. There can be no assurance that we will have sufficient resources to make the necessary investments. We have in the past experienced development delays, and there can be no assurance that we will not experience development delays in the future. There can be no assurance that we will not experience difficulties that could delay or

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prevent the successful development, introduction, or marketing of new or enhanced products. In addition, there can be no assurance that any new or enhanced products will achieve market acceptance, or that our current or future products will conform to industry requirements. Our inability, for technological or other reasons, to develop and introduce new and enhanced products in a timely manner could have a material adverse effect on our business, results of operations, and financial condition.

TECHNOLOGY

    Our products rely on a number of standard, commercially available technologies for relational database storage and retrieval and client/server communications. They are designed to support a range of implementations of infrastructure management applications and enterprise service desks within medium sized to large organizations. We have developed other technologies designed to provide a comprehensive environment to build, deploy, and customize a range of applications.

    N-TIERED ARCHITECTURE. N-tiered architecture applications permit the separation of multiple clients, multiple application servers, and multiple database servers in a single cohesive application implementation. Peregrine's database, business rules, and presentation technologies create an N-tiered client/server architecture intended to provide scalability and flexibility. The tiers are logically separated, allowing changes to the database design or the graphical interface to be made without requiring changes to the business rules or other related tiers.

    EASY CUSTOMIZATION/EXTENSION. In order to make our software fit customers' needs, Peregrine's products provide a number of tools that enable customers to customize and extend SERVICECENTER, ASSETCENTER, FACILITYCENTER and FLEETANYWHERE. The design of the database, the contents and appearance of the user interface, and the business rules can be modified using Peregrine's standard tools provided with the system.

    RAPID APPLICATION DEVELOPMENT ENVIRONMENT. Peregrine has created a "fill-in-the-blanks" development environment for building and deploying applications. All SERVICECENTER applications are implemented using Peregrine's rapid application development environment. If a customer requires more extensive modification, the system can be customized by changing the applications provided by Peregrine or implementing new applications using the rapid application development environment. In fiscal 1999, Peregrine introduced an advanced graphical workflow engine in ASSETCENTER, along with technology for simplified tailoring of the application. These technologies are expected to be introduced in future Peregrine applications.

    DISTRIBUTED SERVICES. Peregrine has distributed a database technology that provides replication services and the capability to move work from one SERVICECENTER system to another. These services are database vendor independent and contain knowledge of the application schema.

    ADAPTERS. Peregrine provides adapters to industry standard application programming interfaces, such as SMTP e-mail, and leading vendors products. These adapters expand the reach of Peregrine's products by allowing them to interact with other products currently in the customer's environment. Peregrine has also created adapters that permit the system to communicate using e-mail, beepers, facsimile and Lotus Notes. The adapters also provide communication with third party network management tools such as Hewlett-Packard's OpenView, Computer Associates Unicenter, Tivoli's TME, Cabletron's Spectrum, Sun's SunNet Manager and others. In addition, Peregrine has created an open application programming interface permitting software developed by third parties, end-users or Peregrine's professional services group to be integrated into the system.

    INTELLIGENT AGENTS. Peregrine provides intelligent agents that gather and feed information to SERVICECENTER. The agents provide automated inventory gathering and problem determination data for

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use in problem resolution and management of an information technology environment. The agents permit help desk personnel to open, update, and close trouble tickets based on criteria provided by the customers.

    JAVA CLIENT. Peregrine introduced a Java SERVICECENTER graphical user interface client in fiscal 1999. The Java client duplicates the functionality of the SERVICECENTER graphical user interface, allowing access to the entire SERVICECENTER system via the Internet. The Java client is designed for use by production or "heavy" users of the system, while the web client, available for SERVICECENTER, ASSETCENTER, FACILITIES CENTER, and FLEETANYWHERE is designed for the casual user requiring easy, simple access to basic system functions.

SALES AND MARKETING

    We sell our software and services in North America and internationally primarily through a direct sales force. A large number of our sales force is based at our San Diego headquarters, but we also have North American sales personnel located in, or in close proximity to, most major cities in the United States and Canada. Our international sales force is located in the metropolitan areas of Amsterdam, Frankfurt, London, Milan, Copenhagen, Munich, Paris, Singapore and Sydney. Our sales model combines telephone and Internet communications for product demonstrations with travel to customer locations to pursue a consultative sales process. In addition to our direct sales strategy, we continue to pursue indirect distribution channels. In the Pacific Rim and Latin America, we have established a network of channel partners. In North America, we have established a network of regional and national systems integrators and channel partners. When sold through direct channels, the sales cycle for our products typically ranges from six to nine months, depending on a number of factors, including the size of the transaction and the level of competition we encounter in our sales activities.

    In recent periods, we have devoted significant resources to building our marketing organization and infrastructure. We have significantly expanded product marketing, marketing communications, alliance marketing, telemarketing and sales training. The primary focus of our marketing department is to generate qualified leads for the worldwide direct sales force and to create market awareness programs for Peregrine and our products. As part of our strategy, we have invested significantly in the Internet, developing a new corporate web site during fiscal 2000 and executing an array of web-based marketing programs. In addition, during fiscal 2000, we established an executive briefing center in order to focus our sales efforts at senior levels within our prospective customer's organizations.

    We have significantly increased the size of our sales force over the last year and expect to continue hiring sales personnel, both domestically and internationally, over the next twelve months. Competition for qualified sales personnel is intense in the software industry. We also expect to increase the number of our regional, national, system integrator and channel partners, both domestically and internationally. Any failure to expand our direct sales force or other distribution channels could have a material adverse effect on our business, results of operations, and financial condition.

    We believe that our continued growth and profitability will require expansion of our international operations, particularly in Europe, Latin America, and the Pacific Rim. We intend to expand international operations and to enter additional international markets, either directly or through international distribution or similar arrangements, which will require significant management attention and financial resources. Competition for suitable distribution partners is intense in many markets outside North America. There can be no assurance that we will be successful in attracting and retaining qualified international distributors or that we will be successful in implementing direct sales programs in selected international markets. If we are unable to obtain qualified international distribution partners or are otherwise unable to successfully penetrate important international markets, our business, results of operations, and financial condition would be materially and adversely affected.

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
    In addition, continued international expansion poses a number of risks associated with conducting business outside the United States, including fluctuations in currency exchange rates, longer payment cycles, difficulties in staffing and managing international operations, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, increases in tariffs, duties, price controls, or other restrictions on foreign currencies, and trade barriers imposed by foreign countries, any of which could have a material adverse effect on our business, operating results and financial condition. In addition, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. There can be no assurance that we will be able to successfully localize, market, sell, and deliver products internationally. If we are unable to expand our international operations successfully and in a timely manner, our future revenues could decline or grow at a slower rate, and our results of operations and financial condition could be impaired.

PROFESSIONAL SERVICES AND CUSTOMER SUPPORT

    Our professional services group provides technical consulting and training to assist customers and business partners in implementing our products.

    Our basic consulting services include analyzing user requirements and providing the customer with a starter system that will quickly demonstrate significant benefits of our products. More advanced consulting services include providing turn-key implementations using our Advanced Implementation Methodology, which begins with a structured analysis to map the customer's business rules onto our service desk tools, continues with the technical design and construction, and finishes with system roll out. Implementation assistance frequently involves a modest level of process reengineering and the development of interfaces between our products and legacy systems and other tools or systems.

    We offer training courses in the implementation and administration of our products. On a periodic basis, we offer product training at our facilities in San Diego, Orlando, Washington D.C., London, Paris, Frankfurt, Amsterdam and Tokyo for customers and business partners. Customer-site training is also available.

    We maintain a staff of customer support and customer care personnel, who provide technical support and periodic software updates to our customers and partners. We offer complete technical support services 24 hours a day, five days per week, with critical care services offered 24 hours a day, seven days a week via toll free lines through our local offices in Europe and San Diego. In addition to telephone support, we provide support via facsimile, e-mail, and a web server.

COMPETITION

    The markets for Peregrine's products are highly competitive and diverse. The technology for infrastructure management and e-procurement software products can change rapidly. New products are frequently introduced and existing products are continually enhanced. Competitors vary in size and in the scope and breadth of the products and services offered. In the last few years, we have experienced substantial competition from new competitors of all types and sizes, and we do not foresee a change in the rate of increasing competition.

    SOURCES OF EXISTING COMPETITION

    We face competition from a number of sources in the markets for our infrastructure resource management and e-procurement software solutions.

    - In the markets for our infrastructure resource management products, we face competition from:

       - providers of internal help desk software applications, such as Remedy Corporation and Tivoli Systems, that compete with our enterprise service desk software

       - providers of asset management software, including Remedy, MainControl, and Janus Technologies

       - providers of facilities management software, including Archibus, Facilities Information Systems, and Assetworks (a division of CSI-Maximus)

       - providers of transportation management software that competes with our fleet management and rail management software, including Control Software (a division of CSI-Maximus) and Project Software and Development Inc.

       - information technology and systems management companies such as IBM, Computer Associates, Network Associates, Hewlett-Packard, and Microsoft

       - numerous start-up and other entrepreneurial companies offering products that compete with the functionality offered by one or more of our infrastructure management products

       - the internal information technology departments of those companies with infrastructure management needs.

    - In the markets for procurement and e-procurement solutions, we face competition from:

       - established competitors in the business-to-business internet commerce solution market, such as Ariba and CommerceOne; and

       - established providers of enterprise resource planning software that are entering the market for procurement and e-procurement solutions, including Oracle and SAP.

    SOURCES OF FUTURE COMPETITION

    Because competitors can easily penetrate the software market, we anticipate additional competition from other established and new companies as the market for enterprise infrastructure management applications develops. In addition, current and potential competitors have established or may in the future establish cooperative relationships among themselves or with third parties. Large software companies may acquire or establish alliances with smaller competitors of Peregrine. We expect that the software industry will continue to consolidate. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

    Increased competition may result from acquisitions of other infrastructure management or e-procurement software vendors by system management companies. The results of increased competition including price reductions of our products, reduced gross margins, and reduction of market share, could materially adversely affect our business, operating results, and financial condition. In several of our market segments, we believe there is a distinct trend by competitors toward securing market share at the expense of profitability. This could have an impact on the mode and success of our ongoing business in these segments.

    GENERAL COMPETITIVE FACTORS IN OUR INDUSTRY

    Some of our current and many of our potential competitors have much greater financial, technical, marketing, and other resources than Peregrine. As a result, they may be able to respond more quickly than we can to new or emerging technologies and changes in customer needs. They may also be able to devote greater resources to the development, promotion, and sale of their products. We may not be able to compete successfully against current and future competitors. In addition, competitive pressures faced by Peregrine may materially and adversely affect our business, operating results, and financial condition.

    We believe that the principal competitive factors affecting markets include product features such as adaptability, scalability, ability to integrate with third party products, functionality, ease of use, product reputation, quality, performance, price, customer service and support, effectiveness of sales and marketing efforts and company reputation. Although we believe that we currently compete favorably with respect to these factors, there can be no assurance that we will maintain our competitive position against current and potential competitors, especially those with greater financial, marketing, service, support, technical, and other resources than Peregrine. In addition, we believe that our future financial performance will depend in large part on our success in continuing to expand our product line of infrastructure management and e-procurement solutions and to create organizational awareness of the benefits when purchasing these integrated solutions from a single vendor.

INTELLECTUAL PROPERTY

    Peregrine's success depends heavily on our ability to maintain and protect our proprietary technology. We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights, which offer only limited protection. We attempt to protect our intellectual property rights by limiting access to the distribution of our software, documentation and other proprietary information. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors, and strategic partners. These steps may fail to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Other parties may independently develop competing technology. Attempts may be made to copy aspects of our products or to obtain and use information that we regard as proprietary. Despite precautions we may take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. In particular, we may provide our licensees with access to our data model and other proprietary information underlying our licensed applications.

    We employ a variety of intellectual property in the development and sale of our products. We believe that the loss of all or a substantial portion of our intellectual property rights would have a material adverse effect on our results of operations. Our intellectual property protection measures might not be sufficient to prevent misappropriation of our technology. From time to time, we may desire or be required to renew or obtain licenses from others in order to further develop and effectively market commercially viable products effectively. Any necessary licenses might not be available on reasonable terms, if at all, and the associated license fees could increase our expenses and impair our results of operations.

    Litigation concerning intellectual property is common among technology companies. In the future, third parties may claim that we infringe their products or technologies. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

    - cease selling, incorporating, or using products or services that incorporate the infringed intellectual property;

    - obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not available on acceptable terms, if at all; or

    - redesign those products or services that incorporate the disputed technology.

    We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and the diversion of our technical and management personnel's time and attention. As a result, our operating results could suffer, and our financial condition could be harmed.

EMPLOYEES

    As of March 31, 2000, Peregrine employed 1,433 persons, including 555 in sales and marketing, 160 in customer support, 257 in professional services, 243 in research and development and 218 in finance and administration. Of our employees, 441 are located outside North America, principally in Europe. None of our employees is represented by a labor union (other than by statutory unions or workers' committees required by law in some European countries). We have not experienced any work stoppages and consider our relations with our employees to be good.

PROPERTIES

    Peregrine's principal administrative, sales, marketing, support, research and development and training functions are located at our headquarters facility in San Diego, California. We currently occupy 127,110 square feet of space in San Diego, and the underlying leases extend through August 2003. An additional 13,310 square feet of space at the San Diego headquarters is subleased to JMI Services, Inc., an affiliate of the Company.

    In June 1999, we entered into a series of leases providing approximately 540,000 square feet of office space, including an option for approximately 118,000 square feet of space. Excluding the exercise of the option, the leases require minimum lease payments of approximately $124.0 million over their terms, which are approximately twelve years. This office space (including the option) is intended for a five building campus in San Diego, California. Initially, we expect to occupy three of the buildings and sublet the remaining two buildings. We currently occupy one of the three buildings and expect to occupy the balance sometime during the summer of 2000. As part of the relocation to the new campus facility, we intend to sublet our currently leased space on High Bluff Drive for the remaining period of our lease.

    We also lease office space for sales, marketing, and professional services staff in most major metropolitan areas of the United States and Canada. In connection with our recent acquisition of Telco Research Corporation Limited, we assumed leases for approximately 37,000 square feet of space in Nashville, Tennessee and 17,000 square feet in Toronto, Ontario. In Europe, we lease space in the metropolitan areas of Amsterdam, Copenhagen, Dublin, Frankfurt, London, Milan, and Paris. In the Pacific Rim, we lease space in Singapore, Sydney, and Tokyo.

                 PEREGRINE SELECTED CONSOLIDATED FINANCIAL DATA

    Peregrine's selected consolidated statement of operations data for each of the years in the five year period ended March 31, 2000 is presented below. Our selected consolidated balance sheet data is presented below as of March 31, 2000, 1999, 1998, 1997, and 1996. Our selected consolidated financial data derives from the consolidated financial statements of Peregrine Systems, Inc and its subsidiaries. These financial statements have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements as of March 31, 2000 and 1999 and for each of the years in the three-year period ended March 31, 2000, and the report of independent public accountants thereon, are included beginning on page F-1 of this joint proxy statement prospectus. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, our consolidated financial statements and the notes thereto and "Peregrine's Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this joint proxy statement/prospectus.

                                                                              YEAR ENDED MARCH 31,
                                                              ----------------------------------------------------
                                                                2000       1999       1998       1997       1996
                                                              --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Licenses..................................................  $168,467   $ 87,362   $38,791    $20,472    $11,642
  Services..................................................    84,833     50,701    23,086     14,563     12,124
                                                              --------   --------   -------    -------    -------
      Total revenues........................................   253,300    138,063    61,877     35,035     23,766
Costs and expenses:
  Cost of licenses..........................................     1,426      1,020       326        215        415
  Cost of services..........................................    51,441     31,561    10,326      4,661      3,526
  Sales and marketing.......................................   101,443     50,803    22,728     15,778     11,820
  Research and development..................................    28,517     13,919     8,394      5,877      7,742
  General and administrative................................    19,871     10,482     6,077      3,816      4,529
  Amortization of intangibles...............................    34,753     18,012     3,168         --         --
  Acquired in-process research and development costs........    24,505     26,005     6,955         --         --
                                                              --------   --------   -------    -------    -------
      Total costs and expenses..............................   261,956    151,802    57,974     30,347     28,032
                                                              --------   --------   -------    -------    -------
Operating income (loss).....................................    (8,656)   (13,739)    3,903      4,688     (4,266)
Interest income (expense) and other.........................        38        664       839       (478)      (286)
                                                              --------   --------   -------    -------    -------
Income (loss) from continuing operations before income
  taxes.....................................................    (8,618)   (13,075)    4,742      4,210     (4,552)
Income tax expense (benefit)................................    16,452     10,295     5,358     (1,592)        --
                                                              --------   --------   -------    -------    -------
Income (loss) from continuing operations....................   (25,070)   (23,370)     (616)     5,802     (4,552)
Loss from discontinued operations:
  Loss from operations......................................        --         --        --         --        781
  Loss on disposal..........................................        --         --        --         --      1,078
                                                              --------   --------   -------    -------    -------
    Loss from discontinued operations.......................        --         --        --         --     (1,859)
                                                              --------   --------   -------    -------    -------
Net income (loss)...........................................  $(25,070)  $(23,370)  $  (616)   $ 5,802    $(6,411)
                                                              ========   ========   =======    =======    =======
Net income (loss) per share--diluted........................  $  (0.24)  $  (0.27)  $ (0.01)   $  0.10    $ (0.13)
                                                              ========   ========   =======    =======    =======
Shares used in per share calculation........................   102,332     87,166    69,520     59,856     49,324
                                                              ========   ========   =======    =======    =======

                                                                                   MARCH 31,
                                                              ----------------------------------------------------
                                                                2000       1999       1998       1997       1996
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents, and short-term investments.....  $ 33,511   $ 23,545   $21,977    $    305   $    437
  Working capital (deficit).................................    20,510     25,302    23,779      (4,065)    (9,697)
  Total assets..............................................   523,430    207,713    83,568      19,738     13,817
  Total debt................................................     1,331        649     1,117       3,866      5,208
  Stockholders' equity (deficit)............................   411,850    150,781    55,639      (2,849)    (8,450)

                 PEREGRINE MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA OF PEREGRINE" AND PEREGRINE'S FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. PEREGRINE'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING THE RISKS RELATED TO PEREGRINE'S BUSINESS DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS JOINT PROXY STATEMENT/PROSPECTUS.

OVERVIEW

    Peregrine Systems, Inc. is a leading provider of infrastructure management and e-infrastructure software products and solutions. Our products help businesses to deploy, maintain, and dispose of numerous aspects of their corporate infrastructure. Using common shared data, our products help to manage information technology assets as well as assets relating to corporate facilities and vehicle fleets. In addition, we have recently introduced products for rail management and Internet-based asset procurement.

    Until late 1997, our product offerings focused principally on managing information technology assets through a consolidated enterprise service desk that provided support to users of our customers' information technology systems and networks. During fiscal 1998, we determined that our customers required a more comprehensive solution to control and manage their infrastructure assets, including information technology assets as well as the numerous other assets that make up business infrastructures. Among other things, we determined that businesses needed to be able to manage the availability of their assets, minimize their investments and expense, consolidate data about infrastructure assets, and interface their asset management solutions to enterprise applications. Accordingly, we refocused our product development and marketing strategies to focus on an "infrastructure resource management" strategy.

    In order to execute on our infrastructure resource management strategy, we have completed a number of acquisitions since late 1997. These acquisitions have been designed to broaden our infrastructure resource management product suite.

    - In September 1997, we acquired Apsylog S.A., a provider of asset management software focused principally on managing information technology assets.

    - In July 1998, we acquired Innovative Tech Systems, a provider of software products that address management of corporate facilities.

    - In September 1998, we acquired technologies and other assets from related entities operating as International Software Solutions. These technologies expanded the ability of our products to help manage information technology assets by permitting network help desk analysts to interface with users over the corporate network.

    - In March 1999, we acquired Prototype, a provider of software products for managing corporate vehicle fleets.

    - In April 1999, we acquired fPrint, a British provider of software used to discover and inventory software located on the computers of individual users on a corporate network.

    - In September 1999, we acquired Knowlix, a developer of knowledge management software that assists network help desk analysts by managing the intangible technical information and know-how required to assist callers.

    - In March 2000, we acquired Telco Research, a provider of software products that help manage telecommunications assets, and Barnhill Management Group, a services and solutions delivery partner of Peregrine with extensive experience in the telecommunications industry.

    Our software products are currently available on most major computer operating platforms; however, for the past several years, over 85% of our license sales have been attributable to the UNIX and Windows NT platforms.

    Our revenues are derived from product licensing and services. Services are comprised of maintenance, professional services, and training. License fees are generally due upon the granting of the license and typically include a one-year maintenance and warranty period as part of the license agreement. We also provide ongoing maintenance services, which include technical support and product enhancements, for an annual fee based upon the current price of the product.

    Revenues from license agreements are recognized currently, provided that all of the following conditions are met: a noncancelable license agreement has been signed, the product has been delivered, there are no material uncertainties regarding customer acceptance, collection of the resulting receivable is deemed probable and the risk of concession is deemed remote, and no other significant vendor obligations exist. Revenues from post-contract support services are recognized ratably over the term of the support period, generally one year. Maintenance revenues which are bundled with license agreements are unbundled using vendor-specific objective evidence. Consulting revenues are primarily related to implementation services most often performed on a time and material basis under separate service agreements for the installation of our products. Revenues from consulting and training services are recognized as the respective services are performed.

    We currently derive a substantial portion of our license revenues from the sale of our infrastructure resource management applications and our e-infrastructure solutions. We expect these products to account for a substantial portion of our revenues for the foreseeable future. As a result, our future operating results are dependent upon continued market acceptance of our infrastructure resource management strategy and applications, including future product enhancements. Substantially all of our license revenues are derived from granting a non-exclusive perpetual license to use our products. Factors adversely affecting the pricing of, demand for or market acceptance of the infrastructure resource management applications, such as competition or technological change, manner of distribution or licensing, and related method of revenue recognition could have a material adverse effect on our business, operating results, and financial condition.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated selected consolidated statements of operations data as a percentage of total revenues.

                                                                    MARCH 31,
                                                       ------------------------------------
                                                         2000          1999          1998
                                                       --------      --------      --------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Licenses.........................................    66.5%         63.3%         62.7%
    Services.........................................    33.5          36.7          37.3
                                                        -----         -----         -----
        Total revenues...............................   100.0         100.0         100.0

  Costs and expenses:
    Cost of licenses.................................     0.6           0.7           0.5
    Cost of services.................................    20.3          22.9          16.7
    Sales and marketing..............................    40.0          36.8          36.7
    Research and development.........................    11.3          10.1          13.6
    General and administrative.......................     7.8           7.6           9.8
    Amortization of intangible assets................    13.7          13.1           5.1
    Acquired in-process research and development.....     9.7          18.8          11.3
                                                        -----         -----         -----
        Total costs and expenses.....................   103.4         110.0          93.7
                                                        -----         -----         -----
  Operating income (loss)............................    (3.4)        (10.0)          6.3
  Interest income and other..........................      --           0.5           1.3
  Income (loss) from before income taxes.............    (3.4)         (9.5)          7.6
  Income tax expense.................................     6.5           7.4           8.7
                                                        -----         -----         -----
  Net loss...........................................    (9.9)%       (16.9)%        (1.1)%
                                                        =====         =====         =====

COMPARISON OF FISCAL YEARS ENDED MARCH 31, 2000, 1999, AND 1998

    REVENUES

    REVENUES. Total revenues were $253.3 million, $138.1 million and $61.9 million for fiscal year end 2000, 1999 and 1998, representing period-to-period increases of 83% and 123% for the fiscal 2000 and 1999 periods. The reasons for the revenue increases are more fully discussed below.

    LICENSES. License revenues were $168.4 million, $87.4 million and $38.8 million in fiscal 2000, 1999 and 1998, representing 67% of total revenues in fiscal 2000 and 63% in both fiscal 1999 and 1998. Total license revenues increased 93% and 125% period-to-period for fiscal 2000 and 1999. Domestic license revenues increased 73% in fiscal 2000 and 135% in fiscal 1999, while international license revenues increased 125% and 111% in fiscal 2000 and 1999. The increases in license revenues are attributable to increased demand for new and additional licenses of our infrastructure resource management applications, from new and existing customers, larger transaction sizes, expansion of our domestic and international sales forces, and acquisitions. We expect larger transaction sizes from a limited number of customers to account for a large percentage of license revenues for the foreseeable future. Management believes these trends will fluctuate period to period in absolute dollars and as a percentage of total revenues.

    During the past three years, we have increased the number of channels that we use to distribute our products. The majority of our products are distributed through our direct sales organization. The balance is derived through indirect sales channels and alliance partners, including value added resellers and systems integrators. Revenues derived through indirect channels now comprise a significant portion of our total license revenues. We have substantially less ability to manage our sales through indirect channels and less visibility about our partner's success in selling the products that they have purchased from us. To the extent indirect sales continue to increase as a percentage of total revenues, we could experience unforeseen variability in our future revenues and operating results if our partners are unable to sell our products.

    SERVICES. Services revenues consist of support, consulting and training services. Service revenues were $84.8 million, $50.7 million and $23.1 million for fiscal years 2000, 1999 and 1998, representing 33% of total revenues in fiscal 2000 and 37% in both fiscal 1999 and 1998. Total services revenues increased 67% and 120% period to period for fiscal 2000 and 1999. Domestic services increased 63% in fiscal 2000 and 111% in fiscal 1999, while international services revenues increased 78% and 140% in fiscal 2000 and 1999, respectively. The dollar increases are attributable to maintenance agreements and related billings from our expanded installed base of customers and an increase in consulting and training revenues related to the implementation of our software from initial license agreements and related expansion. While these revenues are increasing in absolute dollars, we expect these trends to fluctuate as a percentage of total revenues.

    COSTS AND EXPENSES

    COST OF LICENSES. Cost of licenses were $1.0 million, $0.3 million and $0.2 million in fiscal years 2000, 1999 and 1998, each representing less than 1% of total revenues in these periods. Cost of software licenses includes third-party software royalties, product packaging, documentation and production. These costs are expected to remain the same or increase as a percentage of total revenues.

    COST OF SERVICES. Cost of services were $51.4 million, $31.6 million and $10.3 million in fiscal years 2000, 1999 and 1998, representing 20%, 23% and 17% of total revenues in the respective periods. Cost of services primarily consists of personnel, facilities and system costs in providing support, consulting and training services. The dollar increases are attributable to an increase in personnel related costs in order to support the related activities. Cost of services increased as a percentage of related revenues due largely to a greater percentage growth in lower margin consulting revenue compared to support revenue. Consulting and training services generally have lower margins as compared to support services.

    SALES AND MARKETING. Sales and marketing expenses were $101.4 million, $50.8 million and $22.7 million in fiscal years 2000, 1999 and 1998, representing 40% of total revenues in fiscal 2000 and 37% of total revenues in both fiscal 1999 and 1998. Sales and marketing expenses consists primarily of personnel related costs, including commissions and bonuses, facilities and system costs and travel and entertainment. The dollar increases in sales and marketing expenses are attributable to the significant expansion of both the North American and international sales forces, a large increase in general and product specific marketing expenses, much of which related to our e-commerce initiatives, the effect of combining the sales and marketing operations of the acquisitions made during fiscal 2000 and 1999, and the effect of certain operating expense increases. We expect that sales and marketing expenses will continue to increase in absolute dollars as we continue to expand our sales and marketing efforts and establish additional sales offices around the world. If we experience a decrease in sales force productivity or for any other reason a decline in revenues, it is likely that our operating margins will decline as well.

    RESEARCH AND DEVELOPMENT. Research and development expenses were $28.5 million, $13.9 million and $8.4 million in fiscal years 2000, 1999 and 1998, representing 11%, 10% and 14% of total revenues in those periods. Research and development expenses consist primarily of employee salaries, developer bonuses, quality assurance activities and consulting costs. The dollar increases in research and development are due primarily to an increase in the number of personnel conducting research and development, new product initiatives and quality assurance efforts. These costs are expected to increase in absolute dollars but remain relatively the same as a percentage of total revenues.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $19.9 million, $10.5 million and $6.1 million in fiscal years 2000, 1999 and 1998, representing 8% of total revenues in fiscal 2000 and 1999 and 10% of total revenues in fiscal 1998. General and administrative expenses consists primarily of employee salaries and overhead for administrative personnel. The dollar increases from year to year are attributable to costs associated with administrative personnel additions and infrastructure expansion to support our growth. These costs are expected to increase in absolute dollars but remain relatively the same as a percentage of total revenues.

    AMORTIZATION OF INTANGIBLES AND OTHER ASSETS. Amortization of intangibles and other assets were $34.8 million, $18.0 million and $3.2 million in fiscal years 2000, 1999 and 1998, representing 14%, 13% and 6% of total revenues in those periods. The dollar and percentage increases are attributable to the amortization of intangible assets and goodwill related to acquisitions made during those respective periods. These costs in future periods will be subject to future potential acquisitions and amortization periods. These costs are typically amortized over a five year period. See Note 1 of Notes to Peregrine Consolidated Financial Statements.

    ACQUIRED RESEARCH AND DEVELOPMENT COSTS. Acquired in-process research and development costs were $24.5 million, $26.0 million and $7.0 million in fiscal years 2000, 1999 and 1998, representing 10%, 19% and 11% of total revenues in those periods. The costs incurred in fiscal 2000 relate to one-time charges associated with the acquisitions of FPrint, Knowlix, and Telco Research. The costs incurred in fiscal 1999 and 1998 relate to one-time charges associated with the acquisitions of Innovative and Apsylog and the acquisition of certain technology and other assets from a group of affiliated entities conducting business as International Software Solutions. These costs in future periods will be subject to future potential acquisitions. See Note 2 of Notes to Peregrine Consolidated Financial Statements.

    The value of each acquisition's acquired in-process technology was computed using a discounted cash flow analysis on the anticipated income stream of the related product sales. The value assigned to acquired in-process technology was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value. With respect to the acquired in-process technology, the calculations of value were adjusted to reflect the value creation efforts of the companies acquired prior to the close of each acquisition.

    The nature of the efforts required to develop acquired in-process technology into commercially viable products principally relates to the completion of all planning, designing and testing activities that are necessary to establish that the products can be produced to meet their design requirements, including functions, features and technical performance requirements. If the research and development project and technologies are not completed as planned, they will neither satisfy the technical requirements of a changing market nor be cost effective.

    No assurance can be given, however, that the underlying assumptions used to estimate expected product sales, development costs or profitability, or the events associated with such projects, will transpire as estimated. We currently believe that actual results have been consistent with forecasts with respect to acquired in-process revenues. Because we do not account for expenses by product, it is not possible to determine the actual expenses associated with any of the acquired technologies. However, we believe that expenses incurred to date associated with the development and integration of the acquired in-process research and development projects are substantially consistent with our previous estimates.

    We have completed many of the original research and development projects in accordance with our plans. We continue to work toward the completion of other projects. The majority of the projects are on schedule, but delays may occur due to changes in technological and market requirements for our products. The risks associated with these efforts are still considered high and no assurance can be made that any upcoming products will meet with market acceptance. Delays in the introduction of certain products may adversely affect our revenues and earnings in future quarters.

    PROVISION FOR INCOME TAXES

    Income tax expenses were $16.5 million, $10.3 million and $5.4 million for fiscal year 2000, 1999 and 1998. This increase in absolute dollars is attributable to an increase in operating profits. Excluding the effect on net income of the acquired in-process research and development costs and amortization of intangibles, our effective tax rates were 32.5%, 34.0% and 36.0% for those fiscal years. These costs are expected to increase in absolute dollars but remain relatively the same as a percentage of operating profits.

LIQUIDITY AND CAPITAL RESOURCES

    Our cash, cash equivalents and marketable equity securities increased to $33.5 million in fiscal year end 2000 from $23.5 million in fiscal 1999. This increase is attributable to cash provided through ongoing operations, sale or assignment of accounts receivables and cash received as a result of the exercise of stock options under our stock incentive plans. Our days sales outstanding in accounts receivable was 83 as of March 31, 2000 as compared with 76 as of March 31, 1999. Since March 31, 1999, we have expended significant funds to strengthen our operating infrastructure, including payments related to our lease commitments for our recently signed campus leases. These leases require a minimum aggregate lease payment of approximately $124 million over their twelve year term. In addition, we have expended significant funds acquiring companies and technologies subsequent to fiscal year end 1999.

    During July 1999, we entered into a $20 million senior credit facility for a term of three years with a syndicate of financial institutions. The facility is available for general corporate purposes including acquisitions. We believe that our current cash, short-term investments, cash flow from operations, and amounts available under our credit facility will be sufficient to meet our working capital requirements for at least the next 12 months. Although operating activities may provide cash in certain periods, to the extent we experience growth in the future, our operating and investing activities may use cash. Consequently, any such future growth may require us to obtain additional equity or debt financing, which may not be available on commercially reasonable terms or which may be dilutive. As of March 31, 2000, there were no amounts outstanding with respect to the $20 million senior credit facility.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This statement changes the previous accounting definition of derivative--which focused on freestanding contracts such as options and forwards (including futures and swaps)--expanding it to include embedded derivatives and many commodity contracts. Under the statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in a derivative's fair value be recognized currently in operations unless specific hedge accounting criteria are met. SFAS No. 133, as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not anticipate that the adoption of this amendment will have a material impact on our financial position or results of operations.

    In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"). SAB No. 101, as amended, is effective no later than the second calendar quarter of fiscal 2001. We are in the process of evaluating the potential impact of SAB

No. 101, but we anticipate that the impact to our consolidated financial statements, if any, will be insignificant.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Other than forward-rate currency contracts described below, which are used for hedging our foreign currency risk, Peregrine does not use derivative financial instruments in its investment portfolio. Peregrine's financial instruments consist of cash and cash equivalents, short-term investments, trade accounts and contracts receivable, accounts payable, and long-term obligations. Peregrine considers investments in highly liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Peregrine's exposure to market risk for changes in interest rates relates primarily to its short-term investments and short-term obligations. As a result, we do not expect fluctuations in interest rates to have a material impact on the fair value of these securities.

    We conduct business overseas in a number of foreign currencies, principally in Europe. These currencies have been relatively stable against the U.S. dollar for the past several years. As a result, foreign currency fluctuations have not had a material impact historically on our revenues or results of operations. Although we currently derive no material revenues from highly inflationary economies, we are expanding our presence in international markets outside Europe, including the Pacific Rim and Latin America, whose currencies have tended to fluctuate more relative to the U.S. dollar. There can be no assurance that European currencies will remain stable relative to the U.S. dollar or that future fluctuations in the value of foreign currencies will not have a material adverse effect on our business, operating results, revenues and financial condition. Currently, we attempt to mitigate our transaction currency risks through our foreign currency hedging program. The hedging program consists primarily of using forward-rate currency contracts of approximately one month in length to minimize the short-term impact of foreign currency fluctuations. Currency contracts are accounted for in accordance with SFAS No. 52 and receive hedge accounting treatment. To the extent not properly hedged by obligations denominated in local currencies, our foreign operations remain subject to the risks of future foreign currency fluctuations, and there can be no assurances that our hedging activities will adequately protect Peregrine against such risk.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

    The following unaudited pro forma condensed financial information assumes a business combination between Peregrine and Harbinger is accounted for as a purchase and is based on the respective historical consolidated financial statements and the notes thereto, which are included in this joint proxy statement/prospectus. The pro forma combined condensed balance sheet combines Peregrine's March 31, 2000 consolidated balance sheet with Harbinger's
March 31, 2000 consolidated balance sheet. The pro forma statements of operations combine Peregrine's pro forma results and Harbinger's historical results for the period indicated below. Peregrine's pro forma results for the period indicated below contain Telco Research Corporation and subsidiaries pro forma results of operations as though they were acquired on April 1, 1999, see related 8-K/A incorporated by reference herein.

    The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had occurred as of the date or during the periods presented nor is it necessarily indicative of future operating results or financial positions.

    These pro forma financial statements are based on, and should be read in conjunction with, the historical consolidated financial statements, and the related notes thereto, of Peregrine and Harbinger included in this joint proxy statement/prospectus.

                            PEREGRINE SYSTEMS, INC.
              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 MARCH 31, 2000
                       AFTER GIVING EFFECT TO THE MERGER
                                 (IN THOUSANDS)

                                                              HISTORICAL   HISTORICAL    PRO FORMA                 PRO FORMA
                                                              HARBINGER    PEREGRINE    ADJUSTMENTS                 COMBINED
                                                              ----------   ----------   -----------                ----------
                                                           ASSETS

Current Assets
  Cash and cash equivalents.................................   $ 21,049     $ 33,511            --                 $   54,560
  Short-term investments....................................     58,149           --            --                     58,149
  Accounts receivable, net of allowances for doubtful
    accounts................................................     48,289       69,940            --                    118,229
  Deferred tax asset........................................      2,103        4,024            --                      6,127
  Other current assets......................................      5,393       18,802            --                     24,195
                                                               --------     --------    ----------                 ----------
    Total current assets....................................    134,983      126,277            --                    261,260
Property and equipment, net.................................     25,903       29,537        (4,125)(I)                 51,315
Intangible assets, investments, and other, net..............     17,302      367,616     1,237,711 (A)(B)(C)(F)     1,622,629
Deferred income taxes.......................................        698           --            --                        698
Other assets................................................      4,327           --            --                      4,327
                                                               --------     --------    ----------                 ----------
                                                               $183,213     $523,430    $1,233,586                 $1,940,229
                                                               ========     ========    ==========                 ==========

                                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable..........................................   $  5,452     $ 19,850            --                 $   25,302
  Accrued expenses..........................................     19,859       49,064        73,550 (B)                142,473
  Deferred revenue..........................................     23,448       36,779        (7,950)(I)                 52,277
  Current portion of long term debt.........................         --           74            --                         74
                                                               --------     --------    ----------                 ----------
    Total current liabilities...............................     48,759      105,767        65,600                    220,126
Long-term debt, net of current portion......................         --        1,257            --                      1,257
Deferred revenue, net of current portion....................         --        4,556            --                      4,556
                                                               --------     --------    ----------                 ----------
Total liabilities...........................................     48,759      111,580        65,600                    225,939
                                                               --------     --------    ----------                 ----------

Stockholders' Equity:
Preferred stock.............................................         --           --            --                         --
Common stock................................................          4          110            26 (B),(D)                140
Additional paid-in capital..................................    216,678      480,957     1,306,024 (B),(D)          2,003,659
Accumulated deficit.........................................    (55,596)     (64,863)      (10,457)(D)               (130,916)
Accumulated other comprehensive loss........................     (1,588)          --         1,588 (D)                     --
Unearned portion of deferred compensation...................         --         (678)     (154,239)(H)               (154,917)
Accumulated other comprehensive loss........................         --         (666)           --                       (666)
Treasury stock, at cost.....................................    (25,044)      (3,010)       25,044 (D)                 (3,010)
                                                               --------     --------    ----------                 ----------
Total stockholders' equity..................................    134,454      411,850     1,167,986                  1,714,290
                                                               --------     --------    ----------                 ----------
                                                               $183,213     $523,430    $1,233,586                 $1,940,229
                                                               ========     ========    ==========                 ==========

                            PEREGRINE SYSTEMS, INC.
        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS
                       AFTER GIVING EFFECT TO THE MERGER
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           HISTORICAL   PRO FORMA    PRO FORMA          PRO FORMA
                                                           HARBINGER    PEREGRINE   ADJUSTMENTS         COMBINED
                                                           ----------   ---------   -----------         ---------
Revenues:
  Licenses...............................................   $ 49,881    $185,442     $      --          $ 235,323
  Services...............................................    110,537      98,469            --            209,006
                                                            --------    --------     ---------          ---------
    Total revenues.......................................    160,418     283,911            --            444,329
                                                            --------    --------     ---------          ---------
Costs and Expenses:
  Cost of licenses.......................................      4,482       3,460            --              7,942
  Cost of services.......................................     46,554      63,240        18,302 (A)(H)     128,096
  Sales and marketing....................................     43,667     107,690        25,515 (A)(H)     176,882
  Research and development...............................         --      32,203        24,360 (A)(H)      56,563
  Product development....................................     11,018          --       (11,018)(A)             --
  General and administrative.............................     33,094      23,171        10,402 (A)(H)      66,667
  Depreciation and amortization..........................     10,155          --       (10,155)(A)             --
  Amortization of intangible assets......................                 51,936       251,175 (F)(G)     303,111
  Acquired in-process research and development costs.....         --      24,505            --             24,505
                                                            --------    --------     ---------          ---------
    Total costs and expenses.............................    148,980     306,205       308,581            763,766
                                                            --------    --------     ---------          ---------
Income (loss) from continuing operations.................     11,438     (22,294)     (308,581)          (319,437)
Interest income, net.....................................      3,960         158            --              4,118
Equity in losses of joint ventures.......................       (321)         --            --               (321)
                                                            --------    --------     ---------          ---------
Income (loss) from continuing operations before income
  taxes..................................................     15,077     (22,136)     (308,581)          (315,640)
Income taxes.............................................        842      18,648            --             19,490
                                                            --------    --------     ---------          ---------
Income (loss) from continuing operations.................     14,235     (40,784)     (308,581)          (335,130)
Income from disposal of discontinued business............      1,356          --            --              1,356
                                                            --------    --------     ---------          ---------
  Net income (loss)......................................   $ 15,591    $(40,784)    $(308,581)         $(333,774)
                                                            ========    ========     =========          =========
Net income (loss) per share--basic:
  Net income (loss) per share............................   $   0.40    $  (0.40)                       $   (2.52)
                                                            ========    ========                        =========
  Shares used in computation.............................     38,835     102,332                          132,409
                                                            ========    ========                        =========

Net income (loss) per share-diluted
  Net income (loss) per share............................   $   0.38    $  (0.40)                       $   (2.52)
                                                            ========    ========                        =========
  Shares used in computation.............................     41,331     102,332                          132,409
                                                            ========    ========                        =========

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

    The unaudited pro forma financial statements of Peregrine have been prepared based on the historical financial statements of Peregrine for the year ended March 31, 2000 and for Harbinger for the year ended December 31, 1999 considering the effects of the merger under the purchase method. The pro forma balance sheet of Peregrine at March 31, 2000 has been prepared as if the merger had been consummated at March 31, 2000. The pro forma statement of operations for the year ended March 31, 2000 has been prepared as if the Merger had been consummated on April 1, 1999.

    In management's opinion, all material adjustments necessary to reflect the effects of the merger have been made. The unaudited pro forma financial statements are not necessarily indicative of the actual financial position at March 31, 2000, or what the actual results of operations of Peregrine would have been assuming the merger had been completed as of April 1, 1999, nor are they indicative of the financial position or results of operations for future periods. The pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of Peregrine and Harbinger included elsewhere herein.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTION

    (A) Harbinger's condensed consolidated financial statements have been adjusted to conform to Peregrine's basis of presentation and to conform to Peregrine's March 31st year end.

    (B) The purchase price for the completion of the Harbinger merger was determined by combining the value of Peregrine common stock issued to Harbinger shareholders (approximately 30,077,000 Peregrine common shares valued at $45.50 per share, based on the weighted share price a few days before and after the announcement date of the merger) and the estimated transactions costs for the merger. The estimated direct transaction costs to be incurred by the combined company include transaction fees for investment bankers, attorneys, accountants, financial printing, due diligence costs, and other related charges. The purchase price for the completion of the merger is summarized below (in thousands):

Common stock and additional paid-in capital.................  $1,368,493
Estimated transaction costs, involuntary termination,
  relocation, and other merger related costs................      73,550
                                                              ----------
                                                              $1,442,043
                                                              ==========

    The estimated allocation of the purchase price for the completion of the Harbinger merger was determined as follows (in thousands):

Fair value of net assets acquired (net of impact of
  note (I) adjustments).....................................  $  120,977
Acquired in-process technology..............................      66,053
Intangible assets...........................................   1,255,013
                                                              ----------
                                                              $1,442,043
                                                              ==========

    The components of the pro forma adjustment to intangible assets, investments, and other, net are as follows (in thousands):

Intangible assets (see above) resulting from this
  transaction...............................................  $1,255,013
Less: Harbinger intangible assets...........................     (17,302)
                                                              ----------
  Net adjustment............................................  $1,237,711
                                                              ==========

    (C) The intangible assets related to the Harbinger merger will be amortized on a straight-line basis over five years and will be included in the amortization of intangible assets in the combined company's statement of operations.

    (D) Elimination of Harbinger shareholders' equity amounts. The components of the pro forma adjustment to accumulated deficit are as follows (in thousands):

Elimination of Harbinger accumulated deficit................  $ 55,596
One time charge associated with acquired in-process
  technology (see note C above).............................   (66,053)
                                                              --------
Net adjustment..............................................  $(10,457)
                                                              ========

    (E) The pro forma statement of operations excludes the $66.1 million charge for acquired in-process research and development costs, which arose from the merger. This charge will be included in the combined company's consolidated financial statements in the period subsequent to the close of the transaction.

    (F) Reflects the elimination of Harbinger's capitalized software development costs and intangible assets and related amortization expenses, pending completion of valuation of the capitalized asset.

    (G) Reflects the amortization of intangible assets beginning April 1, 1999. The purchase price for the assets of Harbinger was allocated to the tangible and intangible assets of Harbinger based on preliminary estimates of the fair market value of those assets.

    (H) Reflects the deferred compensation associated with the issuance of Peregrine stock options in exchange for Harbinger stock options at the exchange ration of 0.75. Amortization of the deferred compensation resulting from the transaction is reflected in the pro forma statement of operations but not reflected in the pro forma balance sheet.

    (I) Reflects the adjustment of the carrying value of assets and liabilities to their fair value to Peregrine upon consummation of the transaction.

                              PEREGRINE MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information with respect to Peregrine's executive officers and directors as of March 31, 2000.

NAME                                      AGE                              POSITION
----                                   ---------   --------------------------------------------------------
Stephen P. Gardner...................        46    President, Chief Executive Officer and Director

David A. Farley......................        44    Senior Vice President, Finance and Administration, Chief
                                                     Financial Officer, and Director

Matthew C. Gless.....................        34    Vice President, Finance, and Chief Accounting Officer

William G. Holsten...................        63    Senior Vice President, Customer Service

Frederick B. Luddy...................        45    Vice President, Research and Development

Douglas S. Powanda...................        43    Executive Vice President, Worldwide Operations

Steven S. Spitzer....................        41    Vice President, Channel Sales

Richard T. Nelson....................        40    Vice President, Corporate Development and Secretary

Eric P. Deller.......................        39    Vice President and General Counsel

John J. Moores.......................        55    Chairman of the Board of Directors

Christopher A. Cole..................        45    Director

Richard A. Hosley II.................        55    Director

Charles E. Noell III.................        47    Director

Norris van den Berg..................        61    Director

Thomas G. Watrous, Sr................        58    Director

------------------------

(1) Member of the audit committee.

(2) Member of the compensation committee.

    STEPHEN P. GARDNER has served as our president and chief executive officer and as a director since April 1998. From January 1998 until April 1998,
Mr. Gardner served as executive vice president and principal executive officer. From May 1997 until January 1998, he served as vice president, strategic acquisitions. From May 1996 until May 1997, Mr. Gardner was president of
Thunder & Lightning Company, an internet software company. From March 1995 until May 1996, Mr. Gardner was president of Alpharel, Inc., a document management software company. From March 1993 until March 1995, Mr. Gardner was vice president of Data General Corporation, a manufacturer of multiuser computer systems, peripheral equipment, communications systems, and related products.

    DAVID A. FARLEY has served as our senior vice president, finance and administration since August 1998, and as our chief financial officer and as a director since October 1995. Mr. Farley served as vice president, finance from October 1995 until August 1998 and as our secretary from October 1995 until February 1997. From November 1994 to November 1995, Mr. Farley was vice president, finance, and chief financial officer and a director of XVT
Software Inc., a development tools software company. From December 1984 until October 1994, Mr. Farley held various accounting and financial positions at BMC Software, Inc., a vendor of software system utilities for IBM mainframe computing environments, most recently as chief financial officer and as a director.

    MATTHEW C. GLESS has served as our vice president, finance and chief accounting officer since October 1998. From April 1996 until October 1998, Mr. Gless served as our corporate controller. From

1990 to April 1996, Mr. Gless held various accounting and financial management positions at BMC Software, Inc.

    WILLIAM G. HOLSTEN has served as our senior vice president, worldwide professional services since August 1998. Mr. Holsten served as vice president, professional services from November 1995 until August 1998. From July 1994 until November 1995, Mr. Holsten was director of professional services for XVT Software, Inc.

    FREDERICK B. LUDDY has served as our vice president, North American research and development and chief technology officer since January 1998. From
April 1990 until January 1998, Mr. Luddy served as product architect for our SERVICECENTER product suite.

    DOUGLAS S. POWANDA has served as our executive vice president, worldwide operations since April 1999. From August 1999 until April 1999, Mr. Powanda served as senior vice president, worldwide sales and from January 1998 until August 1998, as vice president, worldwide sales. From September 1995 until January 1998, Mr. Powanda served as vice president, international sales.

    STEVEN S. SPITZER has served as our vice president, Channel Sales since August 1997. From 1986 until August 1997, Mr. Spitzer held various positions with FileNet Corporation, a provider of workflow, document-imaging and electronic document management software solutions, most recently as vice president, channel sales.

    RICHARD T. NELSON has served as our vice president, corporate development, since March 2000 and as our corporate secretary since February, 1997.
Mr. Nelson served as our vice president and general counsel from November 1995 to March 2000. From August 1991 until November 1995, Mr. Nelson was an associate in the Houston, Texas office of Jackson & Walker LLP, a law firm.

    ERIC P. DELLER has served as our vice president and general counsel since March 2000. From May 1999 until March 2000, Mr. Deller served as our associate general counsel. From February 1997 to April 1999, Mr. Deller served as Executive Vice President and General Counsel of PeakCare LLC, an internet based provider of health care products. During the same period, he also served as general counsel of The Leeds Group, Inc., an investment and development firm that held a controlling interest in PeakCare. From February 1995 until February 1997, Mr. Deller was an associate at the law firm of McKenna & Cuneo.

    JOHN J. MOORES has served as chairman of the our board of directors since March 1990 and as a member of our board of directors since March 1989. In 1980, Mr. Moores founded BMC Software, Inc. and served as its President and Chief Executive Officer from 1980 to 1986 and as chairman of its board of directors from 1980 to 1992. Since December 1994, Mr. Moores has served as owner and Chairman of the Board of the San Diego Padres Baseball Club, L.P. and since September 1991 as Chairman of the Board of JMI Services, Inc., a private investment company. Mr. Moores also serves as a director and member of the compensation committees of Bindview Development Corp. and Neon Systems, Inc. Mr. Moores also serves as a director of Mission Critical Software, Inc. and LEAP Wireless International.

    CHRISTOPHER A. COLE has served as a member of our board of directors since founding the Company in 1981. He also served as its president and chief executive officer from 1986 until 1989. Since 1992, Mr. Cole has served as president and chief executive officer of Questrel, Inc., Ur Studios, Inc., and Headlamp, Inc., each a software development company.

    RICHARD A. HOSLEY II has served as a member of our board of directors since January 1992. Prior to retiring from full-time employment, Mr. Hosley served as president and chief executive officer of BMC Software, Inc. Mr. Hosley also serves as a director of Bindview Development Corp.

    CHARLES E. NOELL III has served as a member of our board of directors since January 1992. Since January 1992, Mr. Noell has served as president and chief executive officer of JMI Services, Inc., a

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
private investment company, and as a general partner of JMI Equity
Partners, L.P., Mr. Noell also serves as a director of Transaction Systems Architects, Inc., and as a director and member of the compensation committee of Neon Systems. Inc.

    NORRIS VAN DEN BERG has served as a member of our board of directors since January 1992. Mr. van den Berg has served as a general partner of JMI Equity Partners since July 1991. Mr. van den Berg also serves as director of Neon Systems, Inc.

    THOMAS G. WATROUS, SR. has served as a member of our board of directors since January 1999. Prior to retiring from full-time employment in September 1999, Mr. Watrous was a senior partner with the management consulting firm of Andersen Consulting.

BOARD OF DIRECTORS

    BOARD COMMITTEES

    Our board of directors has standing audit and compensation committees. During fiscal 2000, our audit committee was comprised of Mr. Hosley, Mr. Noell, and Mr. van den Berg. Our compensation committee was comprised of Mr. Moores, Mr. Hosley, Mr. Noell, and Mr. Watrous.

    DIRECTOR COMPENSATION

    Each member of our board who is not also an employee of Peregrine receives $2,000 for each board meeting and $1,000 for each committee meeting he attends in person. We pay members of our board $500 for telephonic attendance at a board or committee meetings. Directors receive compensation for attendance at committee meetings only if they are members of the applicable committee.

    In September 1998, we granted each of Mr. Cole, Mr. Hosley, Mr. Noell, and Mr. van den Berg an option to acquire 50,000 shares of our common stock under our 1994 stock plan. The exercise price for these option grants was $7.50. These options become exercisable over four years, with 25% vesting after one year and the remaining shares vesting in quarterly installments thereafter. These grants expire if not exercised prior to September 2008.

    In May 1992, we granted each of Mr. Cole, Mr. Hosley, Mr. Noell, and
Mr. Van den Berg an option to acquire 180,000 shares of common stock under our 1991 nonqualified stock option plan at an exercise price of $0.335, the per share fair market value of our common stock on the date of grant. Each of these options vested in annual installments over four years, are now fully exercisable, and expire if not exercised prior to May 2002. In addition, in December 1990, we granted Mr. Cole an option to acquire 450,000 shares of our common stock under a separate nonqualified stock option plan at an exercise price of $0.255 per share, the per share fair market value of our common stock on the date of grant. Following Mr. Cole's resignation as an executive officer of Peregrine and in consideration of his continuing service as a director, we extended the exercisability of the option with respect to 112,500 vested shares for so long as Mr. Cole remains a director of Peregrine but no later than December 2000.

    In addition to the option grants described above, directors who are not also employees of Peregrine also receive automatic option grants under our 1997 director option plan. Nonemployee directors who hold or are affiliated with a holder of three percent or more of our outstanding common stock do not receive these automatic option grants. Each new nonemployee director is automatically granted an option to purchase 50,000 shares of our common stock at the time he or she is first elected to our board of directors. Each nonemployee director receives a subsequent option grant to purchase 10,000 shares of our common stock at each annual meeting of our stockholders. All options granted under the director option plan are granted at the fair market value of our common stock on the date of grant. Options granted to nonemployee directors under the director plan become exercisable over

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
four years, with 25% of the shares vesting after one year and the remaining shares vesting in quarterly installments thereafter.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Our compensation committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of Peregrine. It also administers various incentive compensation and benefit plans. Our compensation committee consist of Mr. Hosley, Mr. Moores, Mr. Noell, and Mr. Watrous. Our president and chief executive officer participates in all discussions and decisions regarding salaries and incentive compensation for all employees and consultants. He is excluded, however, from discussions regarding his own salary and incentive compensation. No interlocking relationship exists between any member of the our compensation committee and any member of any other company's board of directors or compensation committee.

EXECUTIVE COMPENSATION

    The following table indicates the compensation earned for services rendered to Peregrine in all capacities during the fiscal years ended March 31, 2000, 1999, and 1998 our President and Chief Executive Officer and our next five most highly compensated executive officers whose salary and bonus for fiscal 2000 exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                               COMPENSATION AWARDS
                                                             ANNUAL          ------------------------
                                                          COMPENSATION       RESTRICTED   SECURITIES
                                             FISCAL    -------------------     STOCK      UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION                   YEAR      SALARY     BONUS       AWARDS     OPTIONS(#)     COMPENSATION(9)
---------------------------                 --------   --------   --------   ----------   -----------   -----------------
Stephen P. Gardner........................    2000     $250,000   $137,500(1)  $     --     291,850          $2,697
  President and                               1999      250,040    343,750          --      730,000           2,599
  Chief Executive Officer                     1998      139,000    210,000     775,000(7)   150,000           5,156

Frederic B. Luddy.........................    2000      150,000    605,532(2)        --     313,212           3,385
  Vice President, North American              1999      150,000    555,726          --      112,564           3,143
  Research and Development                    1998      150,000    729,060                   25,000           2,837

Douglas S. Powanda........................    2000      225,000    326,250(3)        --         600           2,788
  Executive Vice President,                   1999      180,000    359,991          --      400,000           3,143
  Worldwide Operations                        1998      150,000    309,523          --       75,000           3,946

Richard T. Nelson.........................    2000      180,000    213,037(4)        --      80,600           3,282
  Vice President,                             1999      180,000     83,790          --           --           4,751
  Corporate Development                       1998      180,000     54,000          --      120,000           3,218

William G. Holsten........................    2000      180,000    137,812(5)                82,600           6,060
  Senior Vice President,                      1999      150,000    210,858          --           --             428
  Customer Service                            1998       90,000    159,547          --           --             127

Steven S. Spitzer.........................    2000      151,154    536,358(6)        --          --             597
  Vice President, Alliances                   1999      150,000    247,960          --           --             428
                                              1998       99,519     46,250          --      420,000(8)          127

------------------------------

(1) Bonus compensation for 2000 consists of (i) $50,000 earned and paid in fiscal 2000 and (ii) $87,500 earned in fiscal 2000 to be paid in fiscal 2001. Bonus compensation for 1999 consists of (i) $93,750 earned and paid in fiscal 1999 and (ii) $250,000 earned in fiscal 1999 and paid in fiscal 2000. Bonus compensation for fiscal 1998 includes $50,000 earned in fiscal 1998 and paid in fiscal 1999.

(2) Bonus compensation for 2000 consists of (i) $270,692 of product author commission and $6,000 of bonus earned and paid in fiscal 2000 and
    (ii) $253,839 of product author commission and $75,000 of bonus earned in fiscal 2000 to be paid in fiscal 2001. Bonus compensation for 1999 consists of (i) $381,406 of product author commission and $11,250 of bonus earned and paid in fiscal 1999 and (ii) $148,070 of product author commission and $15,000 of bonus earned in fiscal 1999 and paid in

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
    fiscal 2000. Bonus compensation for fiscal 1998 consists of (i) $555,519 of product authorship commission income earned and paid in fiscal 1998 and
    (ii) $173,541 of product authorship commission income earned in fiscal 1998 and paid in fiscal 1999.

(3) Bonus compensation for 2000 consists of (i) $55,875 of commission and $50,000 of bonus compensation earned and paid in fiscal 2000 and
    (ii) $45,375 of commission and $175,000 of bonus compensation earned in fiscal 2000 to be paid in fiscal 2001. Bonus compensation for 1999 consists of (i) $91,648 of commission and $80,551 of bonus earned and paid in fiscal 1999 and (ii) $87,792 of commission and $100,000 of bonus earned in fiscal 1999 and paid in fiscal 2000. Bonus compensation for fiscal 1998 consists of
    (i) $10,000 of bonus compensation and $195,053 of commission income earned and paid in fiscal 1998 and (ii) $115,570 of commission income earned in fiscal 1998 and paid in fiscal 1999.

(4) Bonus compensation for 2000 consists of (i) $43,037 earned and paid in fiscal 2000 and (ii) $170,000 earned in fiscal 2000 to be paid in fiscal 2001. Bonus compensation for 1999 consists of (i) $20,790 earned and paid in fiscal 1999 and (ii) $63,000 earned in fiscal 1999 and paid in fiscal 2000. Bonus compensation for 1998 was all earned and paid in fiscal 1998.

(5) Bonus compensation for 2000 consists of (i) $56,250 earned and paid in fiscal 2000 and (ii) $81,562 earned in fiscal 2000 to be paid in fiscal 2001. Bonus compensation for 1999 consists of (i) $94,900 earned and paid in fiscal 1999 and (ii) $115,938 earned in fiscal 1999 and paid in fiscal 2000. Bonus compensation for 1998 consists of (i) $144,547 earned and paid in fiscal 1998 and (ii) $15,000 earned in fiscal 1998 and paid in fiscal 1999.

(6) Bonus compensation for 2000 consists of (i) $262,817 of commission and $30,000 of bonus earned and paid in fiscal 2000, (ii) $206,354 of commission and $20,000 of bonus earned in fiscal 2000 to be paid in fiscal 2001, and
    (iii) $17,187 of bonus earned in fiscal 1999 and paid in fiscal 2000. Bonus compensation for 1999 consists of (i) $56,195 of commission and $19,875 of bonus earned and paid in fiscal 1999 and (ii) $89,077 of commission and $82,813 of bonus earned in fiscal 1999 and paid in fiscal 2000. Bonus compensation for 1998 was earned and paid in fiscal 1998.

(7) In November 1997, we issued Mr. Gardner 200,000 shares of common stock pursuant to a restricted stock agreement. The closing sale price of Peregrine's common stock on the Nasdaq National Market on October 31, 1997, the last trading date prior to the date of issuance was $3.875 (as adjusted for subsequent stock splits). Such shares vest incrementally over ten years, subject to earlier vesting over six years if we achieve certain financial milestones.

(8) Includes an option to purchase 200,000 shares subsequently canceled.

(9) Consists of group life insurance excess premiums and matching contributions under our 401(k) plan.

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
                       OPTION GRANTS IN FISCAL YEAR 2000

    The following table provides information relating to stock options granted to each of the executive officers named in the compensation table above during our fiscal year ended March 31, 2000. All of these options were granted under our 1994 stock plan and have a term of 10 years, subject to earlier termination in the event the optionee's services to us cease.

    The exercise price of the options we grant are equal to the fair market value of our common stock based on the closing sales price of our common stock in trading on the Nasdaq National Market on the trading day prior to the date of grant. The exercise price may be paid by cash or check. Alternatively, optionees may exercise their shares under a cashless exercise program. Under this program, the optionee may provide irrevocable instructions to sell the shares acquired on exercise and to remit to Peregrine a cash amount equal to the exercise price and all applicable withholding taxes. The options granted under our 1994 stock plan vest over a four year period. Twenty-five percent will vest on the first anniversary of the date of grant. The balance of the option will vest over the remaining three years at the rate of 6.25% every three months.

    On May 5, 1999, Peregrine granted each employee, including each officer, an option to acquire 600 shares of our common stock at an exercise price of $8.56. These options were to vest on the earlier to occur of May 5, 2006 or the date Peregrine achieved certain financial milestones. Peregrine achieved the milestones, and these options are now fully vested.

    The potential realizable value of options is calculated by assuming that the price of our common stock increases from the exercise price at assumed rates of stock appreciation of 5% and 10%, compounded annually over the 10 year term of the option, and subtracting from that result the total option exercise price. These assumed appreciation rates comply with the rules of the Securities and Exchange Commission and do not represent our prediction of the performance of our stock price.

    All share numbers and exercise prices have been adjusted to reflect a two-for-one stock split effected in the form of a dividend in February 2000. During fiscal 2000, we granted options to acquire 4,293,434 to employees and consultants under our 1994 stock plan.

                                             INDIVIDUAL GRANTS
                        -----------------------------------------------------------   POTENTIAL REALIZABLE VALUES AT
                        NUMBER OF    PERCENT OF TOTAL                                    ASSUMED ANNUAL RATES OF
                        SECURITIES       OPTIONS                                       STOCK PRICE APPRECIATION FOR
                        UNDERLYING      GRANTED TO                                             OPTIONS TERM
                         OPTIONS       EMPLOYEES IN     EXERCISE PRICE   EXPIRATION   ------------------------------
NAME                     GRANTED       FISCAL 2000        PER SHARE         DATE           5%              10%
----                    ----------   ----------------   --------------   ----------   -------------   --------------
Stephen P. Gardner....       600              *             $ 8.56        05/05/09     $    3,230      $     8,185
                          91,250           2.13%             19.16        10/28/09      1,108,688        2,786,775
                         200,000           4.66%             36.63        01/13/10      4,608,000       11,675,751

Frederic B. Luddy.....       600              *               8.56        05/05/09          3,230            8,185
                         100,000           2.33%              8.56        05/05/09        538,000        1,364,000
                         212,612           4.95%             19.16        10/28/09      2,583,236        6,493,170

Douglas S. Powanda....       600              *               8.56        05/05/09          3,230            8,185

Richard T. Nelson.....       600              *               8.56        05/05/09          3,230            8,185
                          40,000              *              19.16        10/28/09        486,000        1,221,600
                          40,000              *              36.63        01/13/10        921,600        2,335,200

William G. Holsten....       600              *               8.56        05/05/09          3,230            8,185
                         120,000           2.79%             36.63        01/13/10      2,764,800        7,005,600

Steven S. Spitzer.....       600              *               8.56        05/05/09          3,230            8,185
                           2,000              *               8.56        05/05/09         10,760           27,280
                          40,000              *              19.16        10/28/09        486,000        1,221,600
                          40,000              *              36.63        01/13/10        921,600        2,335,200

------------------------

*   Less than 1%

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
AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table provides information relating to option exercises by the executive officers identified in the summary compensation table during Peregrine's fiscal year ended March 31, 2000. In addition, it indicates the number and value of vested and unvested options held by these executive officers as of March 31, 2000.

    The "Value Realized" on option exercises is equal to the difference between the fair market value of our common stock on the date of exercise less the exercise price. The "Value of Unexercised In-the-Money Options at March 31, 2000" is based on $67.0625 per share, the closing sales price of our common stock in trading on the Nasdaq National Market on March 31, 2000, less the exercise price, multiplied by the aggregate number of shares subject to outstanding options.

    All share numbers and exercise prices have been adjusted to reflect a two-for-one stock split effected in the form of a dividend in February 2000.

                                                       NUMBER OF SECURITIES UNDERLYING
                                                                 UNEXERCISED                 VALUE OF UNEXERCISED
                                                                 OPTIONS AT                 IN-THE-MONEY OPTIONS AT
                            SHARES                             MARCH 31, 2000                   MARCH 31, 2000
                           ACQUIRED        VALUE      ---------------------------------   ---------------------------
NAME                      ON EXERCISE    REALIZED     EXERCISABLE(#)   UNEXERCISABLE(#)   EXERCISABLE   UNEXERCISABLE
----                      -----------   -----------   --------------   ----------------   -----------   -------------
Stephen P. Gardner......    468,352     $11,897,053      312,898          1,370,600       $19,306,778    $77,797,083
Frederic B. Luddy.......    167,500       4,117,200       14,102            536,738           886,200     29,791,184
Douglas S. Powanda......    262,500       8,805,294      125,596            738,100         7,565,180     44,981,564
Richard T. Nelson.......    150,000       2,270,563       60,000            178,100         3,900,375      9,414,964
William G. Holsten......    202,500       4,042,842       20,000            218,100         1,300,129      9,933,464
Steven S. Spitzer.......     75,000       1,680,111       35,000            302,600         2,237,637     17,350,630

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

    Peregrine does not currently have any employment contracts in effect with any officer listed in the summary compensation table.

    Peregrine and Stephen P. Gardner, our Chief Executive Officer, are parties to a restricted stock agreement dated November 1, 1997 pursuant to which we issued Mr. Gardner 200,000 shares of our common stock. We entered a similar agreement with David A. Farley, our Chief Financial Officer, on November 1, 1995 and issued Mr. Farley 800,000 shares of our common stock. The shares issued to each of Mr. Gardner and Mr. Farley vest incrementally over ten years, subject to earlier vesting over six years contingent Peregrine achieves identified financial milestones. The restricted stock agreements permit either Mr. Gardner or Mr. Farley to surrender shares to satisfy withholding tax obligations that arise as the shares vest. In connection with the lapsing of restrictions on 33,332 shares in April 2000, Mr. Gardner surrendered all 33,332 shares subject to his restricted stock agreement. In connection with the lapsing of restrictions on 404,000 shares in April 2000, Mr. Farley surrendered 202,000 shares subject to his restricted stock agreement. In the event of a merger or change in control of Peregrine, all these shares will become automatically vested.

    Under our 1994 stock plan, in the event of a merger or a change in control of Peregrine, vesting of options outstanding under the plan will automatically accelerate. Outstanding options will become fully exercisable, including with respect to shares for which such options would be otherwise unvested.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

    Peregrine's amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation

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
will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

    - any breach of their duty of loyalty to Peregrine or its stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - unlawful payments of dividends or unlawful stock repurchases or redemption; or

    - any transaction from which the director derived an improper personal benefit.

    The limitation of our directors' liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Peregrine's amended and restated certificate of incorporation and bylaws require us to indemnify our directors and executive officers and permit us to indemnify other officers and employees and agents of Peregrine to the fullest extent permitted by law. Peregrine believes that indemnification under Peregrine's bylaws covers at least negligence and gross negligence on the part of indemnified parties. Peregrine's bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

    We have entered into indemnification agreements with each of our officers and directors. These agreements provide for indemnification of our directors and officers for judgments, fines, settlement amounts and certain expenses, including attorneys' fees incurred by the director or executive officer in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Peregrine pursuant to the foregoing provisions, Peregrine has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

STOCK PLANS

    1994 STOCK OPTION PLAN. Peregrine's 1994 stock option plan, as amended, provides for the grant of stock options to eligible employees, non-employee directors and consultants of Peregrine. The 1994 plan authorizes grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, as well as grants of nonstatutory stock options. The 1994 plan was adopted by our board of directors in January 1994 and approved by Peregrine's stockholders in April 1994. The 1994 plan replaced our nonqualified stock option plan and our 1991 nonqualified stock option plan. Options previously issued under the nonqualified stock option plan and the 1991 nonqualified stock option plan remain exercisable according to their terms. Unless terminated sooner, the 1994 plan will terminate automatically in January 2004. A total of 32,558,570 shares of our common stock was reserved for issuance under the 1994 Plan at March 31, 2000.

    The 1994 plan provides for automatic annual increases in the number of shares reserved for issuance under the plan such that, effective on January 1 of each calendar year beginning January 1, 1999 and ending January 1, 2003, the number of shares available for issuance under the plan but not subject to outstanding options will be not less than the lesser of (a) four percent of the aggregate number of shares of Peregrine's common stock then issued and outstanding or (b) 16,000,000 shares.

    The 1994 plan may be administered by our board of directors or a committee of our board. In the case of options intended to qualify as "performance-based compensation" within the meaning of

Section 162(m) of the Internal Revenue Code, the committee must consist of two or more "outside directors" within the meaning of Section 162(m) of the code. The 1994 plan is currently administered by our board of directors. The administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability thereof, and the form of consideration payable upon such exercise. In addition, the administrator has the authority to amend, suspend or terminate the 1994 plan, provided that no action may affect any share of our common stock previously issued and sold or any option previously granted under the 1994 plan.

    Options granted under the 1994 plan are not generally transferable by the optionee, and each option is generally exercisable during the lifetime of the optionee only by the optionee. Options granted under the 1994 plan must generally be exercised within ninety days of the end of optionee's status as an employee, consultant, or nonemployee director of Peregrine, within six months after the optionee's termination by disability, or within twelve months after the optionee's death. In no event, however, may the optionee exercise an option later than the expiration of ten-years from the date the option was granted. The administrator of the 1994 plan has the discretion to extend the exercisability of options following a termination of the optionee's employment or status as a director but in no event for more than ten years after the date of grant of such option.

    The exercise price of all incentive stock options granted under the 1994 plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the 1994 plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than ten percent of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of the incentive stock option must not exceed five years. The term of all other options granted under the 1994 plan may not exceed ten years.

    The 1994 plan provides that in the event of a merger or consolidation of Peregrine with or into another corporation, a sale of substantially all of our assets or certain other changes in control of Peregrine, all outstanding options under the plan will become immediately vested.

    As of March 31, 2000, 5,983,400 shares of common stock had been issued upon exercise of options outstanding under both the nonqualified stock option plan and our 1991 nonqualified stock option plan, and 11,538,664 shares of common stock had been issued upon exercise of options outstanding under the 1994 plan. Options to purchase 250,000 shares of common stock at a weighted average exercise price of $0.33 were outstanding under the nonqualified stock option plan and 1991 plan, and options to purchase 17,762,503 shares of common stock at a weighted average exercise price of $9.35 were outstanding under the 1994 Plan.

    1997 EMPLOYEE STOCK PURCHASE PLAN. Our 1997 employee stock purchase plan was adopted by our board of directors and approved by our stockholders in February 1997. It became effective on May 1, 1997. A total of 1,000,000 shares of common stock has been reserved for issuance under the purchase plan. The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, has four three-month offering periods each year beginning on the first trading day on or after May 1, August 1, November 1 and February 1. The purchase plan is administered by the board of directors or by a committee appointed by the board. Employees are eligible to participate if they are customarily employed by Peregrine or any participating subsidiary. Our executive officers are not eligible to participate in the 1997 purchase plan, however.

    The 1997 purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of an employee's compensation, including commissions, but excluding overtime, bonuses

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
and other incentive compensation. The price of stock purchased under the 1997 purchase plan is 85% of the lower of the fair market value of the common stock at the beginning or at the end of each offering period. Shares purchased under the 1997 purchase plan may not be sold or otherwise transferred by a participant for a period of 12 months after the date of purchase. Employees may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with Peregrine.

    Rights granted under the 1997 purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 1997 purchase plan. The 1997 purchase plan provides that, in the event of a merger of Peregrine with or into another corporation or a sale of substantially all of our assets, the board of directors will shorten the offering period then in progress (so that employees' rights to purchase stock under the Plan are exercised prior to the merger or sale of assets). In addition, the twelve-month restriction on transfers applicable to shares purchased under the 1997 purchase plan will lapse in such event.

    The 1997 purchase plan will terminate in February 2007. The board of directors has the authority to amend or terminate the 1997 purchase plan, except that no action may adversely affect any outstanding rights to purchase stock under the 1997 Purchase Plan.

    1997 DIRECTOR OPTION PLAN. Outside directors are entitled to participate in our 1997 director option plan. Outside directors who directly or indirectly hold more than three percent of Peregrine's outstanding common stock are not eligible for option grants under the director plan. The director plan was adopted by our board of directors and approved by our stockholders in February 1997, and it became effective on April 8, 1997. Our director plan has a term of ten years, unless terminated sooner by the board. A total of 600,000 shares of common stock has been reserved for issuance under the director plan.

    The director plan provides for an automatic initial grant of 25,000 shares of our common stock to each eligible outside director on the date he or she first becomes an outside director. After the initial grant to the eligible outside director, he or she will automatically be granted a subsequent option to purchase 5,000 shares each year on the date of Peregrine's annual stockholder's meeting, if on that date he or she has served on the board for at least six months. The initial option and each subsequent option have a term of ten years, and the shares subject to the option vest as to 25% of the shares on the first anniversary of the grant date and as to 6 1/4% of the shares on the last day of each consecutive three-month period thereafter. The exercise prices of the initial option and each subsequent option are the fair market value per share of the common stock, generally determined with reference to the closing price of the common stock as reported on the Nasdaq National Market on the date of grant.

    In the event of a merger of Peregrine or the sale of substantially all of our assets, each option may be assumed or an equivalent option substituted by the successor corporation. If an option is assumed or substituted for, it shall remain exercisable and shall continue to vest as provided in our director plan. However, if an eligible outside director's status as a director of Peregrine or the successor corporation, as applicable, is terminated following such assumption or substitution, other than upon a voluntary resignation by such outside director, each option granted to such director shall become fully vested and exercisable. If the successor does not agree to assume or substitute for the option, each option shall also become fully vested and exercisable.

    Options granted under our director plan must be exercised within three months of the end of the optionee's tenure as a director of Peregrine, or within 12 months after such director's termination by death or disability, but in no event later than the expiration of the option's ten-year term. No option granted under our director plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by such optionee.

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
                      PEREGRINE RELATED PARTY TRANSACTIONS

    Peregrine and JMI Services, Inc., an investment management company ("JMI Services"), are parties to a sublease under which we sublease approximately 13,310 square feet of office space in San Diego, California to JMI Services. The term of the sublease is from June 1, 1996 through October 21, 2003. The sublease provides for initial monthly rental payments of $16,638 to increase by $666 per month on each anniversary of the sublease. John J. Moores, the chairman of our board of directors, also serves as chairman of the board of JMI Services. Charles E. Noell, III, a director of Peregrine, serves as president and chief executive officer of JMI Services. We believe that the terms of the sublease are at competitive market rates.

    We lease a suite at San Diego's Qualcomm Stadium at competitive rates and on an informal basis from the San Diego Padres Baseball Club, L.P. Mr. Moores has served as owner and chairman of the board of the Padres since December 1994. Our annual payments for the suite and game tickets total approximately $50,000.

    We are parties to restricted stock agreements with Stephen P. Gardner, our president and chief executive officer, and David A. Farley, our senior vice president and chief financial officer. Under these agreements, we issued 1,000,000 shares of common stock. These agreements are discussed in detail under the caption "Employment agreements and change in control arrangements."

    During fiscal year 2000, we issued options to purchase common stock to certain directors under our 1994 stock option plan. These grants are discussed in detail under the caption "Director compensation."

    During fiscal year 1999, we purchased a golf club membership for business entertainment use by Douglas S. Powanda, our executive vice president, worldwide operations, at a cost of $70,000. Mr. Powanda and Peregrine have agreed that upon termination of his employment with Peregrine, he may purchase the membership from us at our original cost. Subsequent to March 31, 1999, we purchased a similar membership at $70,000 under a similar agreement with Mr. Gardner.

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
                        PEREGRINE PRINCIPAL STOCKHOLDERS

    The following table provides information relating to the beneficial ownership of Peregrine's common stock as of March 31, 2000 by:

    - each stockholder known by Peregrine to own beneficially more than 5% of its common stock;

    - each of Peregrine's executive officers named in the summary compensation table above;

    - each of Peregrine's directors; and

    - all our directors and executive officers as a group.

    Beneficial ownership is determined based on the rules of the Securities and Exchange Commission. The column captioned "Number of Shares Beneficially Owned" includes the number of shares of our common stock subject to options held by that person that are currently exercisable or will become exercisable on or before May 31, 2000. The number of shares subject to options that each beneficial owner has the right to acquire on or before May 31, 2000 is listed separately under the column "Number of Shares Underlying Options." These shares are not deemed exercisable for purposes of computing the beneficial ownership of any other person. Percent of beneficial ownership is based upon 109,501,146 shares of Peregrine's common stock outstanding as of March 31, 2000. The address for those individuals for which an address is not otherwise provided is c/o Peregrine Systems, Inc., 12670 High Bluff Drive, San Diego, California 92130. Unless otherwise indicated, we believe the stockholders listed have sole voting or investment power with respect to all shares, subject to applicable community property laws.

                                                                                            PERCENTAGE OF
                                                  NUMBER OF     NUMBER OF                    OUTSTANDING
                                                    SHARES        SHARES     TOTAL SHARES      SHARES
                                                 BENEFICIALLY   UNDERLYING   BENEFICIALLY   BENEFICIALLY
NAME AND ADDRESS                                    OWNED        OPTIONS        OWNED           OWNED
----------------                                 ------------   ----------   ------------   -------------
  PRINCIPAL STOCKHOLDERS
  Pilgrim Baxter & Associates, Ltd.(1).........    7,140,400           --      7,140,400         6.52%
    825 Duportail Road
    Wayne, Pennsylvania 19087
  CURRENT EXECUTIVE OFFICERS AND DIRECTORS
  Stephen P. Gardner...........................      195,688      436,768        632,456        *
  David A. Farley..............................    2,337,632      400,600      2,738,232         2.49
  Christopher A. Cole..........................    1,721,284       26,250      1,747,534         1.60
  William G. Holsten...........................       50,000       20,600         70,600        *
  Richard A. Hosley II.........................           --       26,250         26,250        *
  Frederic B. Luddy............................           --       60,023         60,023        *
  John J. Moores(2)............................    5,752,986           --      5,752,986         5.23
  Richard T. Nelson............................      278,000       60,600        338,600        *
  Charles E. Noell III.........................       54,428      116,250        170,678        *
  Stephen S. Spitzer...........................           --       63,600         63,600        *
  Douglas S. Powanda...........................            4      194,946        194,950        *
  Norris van den Berg..........................       38,744       76,250        114,994        *
  Thomas G. Watrous, Sr........................       10,000       16,250         26,250        *
  All current executive officers and directors
  as a group (15 persons)......................   10,542,016    1,519,662     12,061,678        10.86

------------------------

*   Less than 1%

(1) Based solely on a Schedule 13G, dated February 8, 1999, filed with the Securities and Exchange Commission on February 9, 1999.

(2) Includes 1,352,590 shares held by Mr. Moores as trustee under various trusts, substantially all of which were established for members of Mr. Moores' family.

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
                             BUSINESS OF HARBINGER

    Harbinger is a leading worldwide provider of business-to-business e-commerce products and services, offering comprehensive, scalable, standards-based, solutions for businesses of all sizes. Harbinger develops, markets and supports business-to-business e-commerce software products and provides network communications and consulting services that help businesses fully automate the cycle of transactions required in the electronic procurement of goods and services. Harbinger is differentiated in the business-to-business e-commerce market by its core competency, which focuses on the end-to-end process of building, managing and integrating complete electronic trading communities which are composed of groups of companies that regularly exchange business-to-business e-commerce transactions. Harbinger believes that this end-to-end process requires domain expertise both as a technology and services provider, but also as a trusted intermediary, which includes managing the exchange and integration of mission-critical transactions, developing and facilitating electronic procurement catalogs enabling and deploying electronic marketplaces and vertical market exchanges, and managing the on-going trading relationships between businesses using these marketplaces and exchanges to communicate their purchasing and settlement transactions with each other.

    Harbinger's software products enable businesses to engage in e-commerce with one another by fully integrating e-commerce into their business infrastructure and operations. The software is designed and compatible for use with the most commonly used computer platforms and operating systems, and provides secure and reliable transmission of e-commerce data between businesses via the Internet and legacy networks. Harbinger offers the software as customer-licensed applications for operation on an end-user's server, or on a subscription basis as an Application Service Provider in which the software is hosted on Harbinger's servers and accessed by customers via the Internet. Harbinger provides e-commerce delivery and implementation services for its software, including installation, training and on-going customer support, and additionally the integration of the software and resulting e-commerce data with a customer's business systems. Delivery and implementation services can also include outsourcing services for the operations management of a customer's e-commerce systems, and management of a customer's e-commerce trading community program. Harbinger additionally offers e-commerce network communications and trusted intermediary services via its e-commerce portal on the Internet. The e-commerce center facilitates electronic transaction exchange between businesses using Internet Protocol, the underpinning for the Internet, Intranets, Extranets, Web sites and e-mail, and over standard telephone lines using non-Internet Protocol protocols, such as X.400, X.25 and Bisync.

    Harbinger's business-to-business e-commerce products and services are deployed in many combinations to suit the individual needs of its customers, resulting in a comprehensive, scalable, standards-based, e-commerce solution for each customer, thus maximizing the number and value of their e-commerce trading relationships with other businesses. As of March 31, 2000, the Harbinger's customers included leading U.S. and multi-national corporations and government agencies, including the following:

3M Companies
Abbott Labs
Allied Signal
Ameritech
Amoco
AT&T
Baxter Healthcare
Bell Atlantic
Bell Canada
Bellcore
BellSouth
Caterpillar
Chevron
Compaq Computer
Daimler-Chrysler
Dell Computer
Deutsche Telekom
Detroit Edison
Digital Equipment Corp.
Duke Power
DuPont
Dutch PTT Post
Eastman Chemical
Eli Lilly
Environmental Protection   Agency
Exxon
Federal Express
Ford
General Electric
General Motors
Georgia Power
GroceryLink
Hewlett-Packard
Hitachi Data Systems
Honda

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
IBM
Internal Revenue Service
John Deere
Johnson & Johnson
Johnson Controls
Kmart
Lucent Technologies
MCI
Mitsubishi
Mobil
Northern Telecom
Northrop Grumman
Pacific Gas & Electric
Proctor and Gamble
Reebok International
Sears
Shell
Southern Company
Southwestern Bell
Sports Authority
Sprint
Swisscom
Telstra
Tennessee Valley Authority
Texaco
Texas Instruments
The Limited
Timberland
Toys R Us
TRW
United Parcel Service
United Technologies
Upjohn
US Dept. of Transportation
US Dept. of Defense
US Postal Service
Wal-Mart

    Harbinger focuses day-to-day business operations on five corporate priorities:

    - revenue growth;

    - customer value renewal;

    - knowledgeable, committed and motivated team;

    - operational excellence; and

    - infrastructure expansion.

    To achieve its objectives in these areas, Harbinger announced that during 2000 it expected to:

    - increase market awareness of Harbinger as the leading business-to-business e-commerce solutions provider;

    - capitalize on its e-commerce center (harbinger.net-SM-) as the leading portal for mission-critical business-to-business e-commerce;

    - complete the conversion of its approximately 40,000 existing customers to Internet-enabled products and services; and

    - maintain operational excellence throughout Harbinger.

BUSINESS-TO-BUSINESS E-COMMERCE

    Business-to-business e-commerce involves the automation of business processes and transactions through the use of computers and telecommunications to exchange and electronically process commercial information and transactions between businesses. In the 1980s, the predominant technology for business-to-business e-commerce was standards-based data exchange, which facilitated the computer-to-computer exchange of business transactions between trading partners using formatted messages. The transactions, typically purchase orders, shipping notices, invoices and related confirmations, were communicated between businesses over private service networks, known as value-added networks, which provided security, auditability and delivery for transactions. In the 1990s, Internet Protocol-based networks including the Internet became more prominent in the business-to-business e-commerce market and have greatly expanded the opportunity for software functionality, types of transactions and the data communications of these transactions between businesses.

    The advantages of business-to-business e-commerce typically include one-time or eliminated data entry, reduced clerical workload, elimination of paper records, rapid, accurate and secure exchange of business data, and reduced operating and inventory carrying costs. Business-to-business e-commerce, for example, facilitates uniform data communications between trading partners in different industries,

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
including customers, suppliers, common carriers, banks and other financial institutions. Standards-based data exchange remains a cornerstone of e-commerce and has historically been the source of the majority of Harbinger's revenue. The Harbinger expects Internet Protocol-based revenue to increase as a percentage of its total revenue. Nevertheless, many business-to-business e-commerce transactions, including those generated by new Internet Protocol-based software applications, follow a common transaction flow originally established using standards-based data exchange.

    TRANSACTION FLOW. Business-to-business e-commerce transactions follow specific execution methods. The following outlines a typical purchasing transaction. First, a trading partner creates with its computer, either manually or electronically, the raw business data for the purchase order. Business data for manual transactions may be created by selecting items from an electronic procurement catalog, whereas automated transactions may be dynamically created by the sending partner's business systems according to predetermined criteria for inventory levels, sales forecasts, etc. Second, e-commerce software on the sending partner's computer converts the raw business data into an acceptable, standards-based, e-commerce purchase order. Third, the purchase order, now in e-commerce format, is electronically transmitted through telecommunications links from the sending partner's computer to the central server of a trusted third party that serves as the transactional intermediary for many trading partners. Telecommunications could be point-to-point between trading partners, but the predominant model remains through intermediaries for reasons of security, auditing and ease of delivery. Fourth, the intermediary receives and processes the transaction for subsequent delivery to the intended trading partner. Fifth, the receiving partner uses e-commerce software, but not necessarily the same brand of e-commerce software employed by the sending partner, to act on the purchase order. Sixth, based on the receiving partner's actions, a follow-up transaction, such as order confirmation, is created and communicated back to the sending partner ostensibly following the same procedures outlined in steps 1-4 above. The transaction exchange, following prescribed execution methods and standard transaction sets including quotes, purchase orders, shipping and receiving notices, invoices, payments and related transaction, continues between the partners through invoicing and settlement.

    TRADING COMMUNITIES. Groups of companies that regularly trade with each other generate a significant number of repetitive business transactions. These groups and the individual companies that comprise their trading communities are prospects for the implementation of business-to-business e-commerce solutions. Early market expansion of business-to-business e-commerce and its associated trading communities was made possible through the establishment of repetitive standard transactions sets based on the ANSI X.12 and UN/EDIFACT formats. Subsets of these standards are now in use across specific industries such as automotive, banking, chemical, financial, grocery, healthcare, petroleum, retail and utilities. The adoption of these standards-based formats as an accepted means of transaction exchange has occurred, in part, because many groups and trade organizations and many large companies within vertical communities increasingly recommend or require their member organizations or trading partners to adopt such formats as the primary method of communicating business transactions. The vast majority of today's business-to-business e-commerce transactions utilize these standard and subset formats. With the growth of Internet Protocol-based e-commerce, the market is also seeing new formats emerge such as extensible markup language or XML, and open buying over the Internet which, like standards-based data exchange in the 1980s, must first achieve market acceptance.

    MARKETPLACES AND VERTICAL MARKET EXCHANGES. Several business-to-business e-commerce trading models have evolved in the market over time including enterprise-centric, consortium and open market. The predominant model, enterprise-centric, dates back to the 1980s, where large companies within a trading group exercised substantial influence over how the group exchanged business-to-business e-commerce transactions. This one-to-many trading model grew up in vertical markets where there were clear industry leaders conducting business around a specialized group of products. Within business-to-business e-commerce, the consortium and open market trading models have emerged in recent years. The consortium model is similar to the enterprise-centric model except that several large

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
enterprises, sometimes in joint-ventures which include e-commerce technology suppliers, band together to build a marketplace for the exchange of commodity-oriented goods and services. In contrast, the open market model is a many-to-many marketplace for the exchange of commodity-oriented goods and services, where no clear business leaders can dominate the playing field. Transactions within these trading models can flow via Internet or Extranet, public and private third-party networks. The process of building, managing and integrating complete electronic trading communities around these e-commerce trading models has a cascading effect across business segments and markets. Large companies attract mid-market companies, who in turn attract smaller enterprises to engage in business-to-business e-commerce, thus creating an integrated and automated supply chain. This natural evolution and growth results in potential new customers for business-to-business e-commerce software, network communications and consulting services.

    According to GartnerGroup, business-to-business e-commerce transactions will grow to reach $7.3 trillion worldwide by 2004. Furthermore, Harbinger management estimates that of the 3 million U.S. companies with five or more employees, approximately 200,000, including virtually all of the Fortune 500, have elected to date to make use of business-to-business e-commerce, representing about
$45 billion in transaction value. Although many of these businesses are members of existing trading communities, Harbinger believes that the majority use business-to-business e-commerce to communicate with only a small percentage of their suppliers, distributors and customers. For business-to-business e-commerce to achieve analyst growth estimates over the next few years, Harbinger believes penetration and adoption rates within the mid-market and small enterprise will need to sharply increase. Adoption of business-to-business e-commerce and expansion within trading communities will depend on various factors, such as the extent of automation in the industry, the degree to which companies require electronic trading from their trading partners, the level of computer sophistication of businesses in the trading community, the frequency of transactions among trading partners in the community and the economic benefits derived from the trading community by implementing electronic trading, which historically have accrued principally to the larger members of the community.

THE INTERNET AND INTERNET PROTOCOL

    The Internet is a collection of interconnected public and private networks that allows any computer on the network to communicate with any other computer on the network over Internet Protocol. Internet Protocol is the common denominator for the Internet as well as for corporate Intranets, Extranets, Web sites and e-mail. Although the Internet affords a lower cost, more robust, and widely available medium for business-to-business e-commerce telecommunications, there are significant actual and perceived concerns relating to the use of the Internet for commercial transactions. These concerns include security, inability to confirm message integrity, vulnerability of messages to interception and fabrication, lack of user support, service or centralized "help desk" support, and difficulties in obtaining reliable assurance of receipt of messages sent or the authenticity of messages received. These difficulties inherent in the Internet are magnified when the Internet is used to transport commercial, mission-critical, business-to-business e-commerce transactions.

    To solve the current problems with using the Internet and other Internet Protocol networks for transporting business-to-business e-commerce transactions, Harbinger offers a series of products and services. The harbinger.net e-commerce center provides trusted intermediary services including those for message integrity and accountability, and centralized online customer support. Harbinger software products that operate as Extranets, but do not require a Web browser interface, include secure communications to harbinger.net using secure sockets layer, a security protocol that is widely accepted for Internet Protocol networks. Harbinger Express is an e-commerce extranet product using a Web browser interface and the browser's native secure sockets layer component for secure transmission of transactions to harbinger.net. Harbinger Templar is an e-commerce e-mail product using patented and industry standard encryption technologies for the highly secure transmission of transactions to harbinger.net and directly between trading partners.

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
THE HARBINGER SOLUTION

    The Harbinger solution to address business-to-business e-commerce focuses on building, managing and integrating complete electronic trading communities. Harbinger believes that facilitating this end-to-end process requires a combination of technologies and services, surrounding centralized trusted intermediary services that link businesses together in organized trading communities. We believe the following components for trading community development differentiates it from competitors in the market.

    - E-COMMERCE CENTER, TRUSTED INTERMEDIARY. Harbinger offers harbinger.net, a transaction portal and e-commerce center, providing Internet Protocol and non-Internet Protocol telecommunications and value-added information services between trading partners, as well as an e-commerce information service accessible to all businesses. The portal also hosts the Harbinger's Application Services business, as well as marketplaces and vertical market exchanges operated by the Harbinger on behalf of itself and others, some of whom are joint-venture partners. Trading services include subscription-based vertical market trading communities, electronic storefronts, online customer care, e-commerce resource center, e-commerce directory and various interconnections to numerous private networks and value added networks.

    - CATALOG DATA MANAGEMENT. Harbinger offers a range of tools and services for buyers and suppliers to quickly build and maintain electronic procurement catalogs with fully rationalized data elements for fast search and retrieval by popular catalog engines. Electronic procurement catalogs can be hosted on a subscription basis on harbinger.net under the Harbinger's application service provider program.

    - APPLICATION SERVICES AND SOFTWARE. Harbinger offers a fully scalable range of e-commerce software products for trading communities to create marketplaces and vertical market exchanges, build Internet storefronts, implement data security and encryption, and conduct Internet Protocol and non-Internet Protocol telecommunications. Harbinger offers the software as customer-licensed applications for operation on the end-user's server, or on a subscription basis as an application service providers where the software is hosted on Harbinger's servers and accessed via connection to harbinger.net.

    - DATA TRANSFORMATION SERVICES AND SOFTWARE. Harbinger offers a fully scalable range of e-commerce software products to perform data transformation between e-commerce formats XML, X12, EDIFACT and the integration of resulting data to its customers business processes such as and systems. Harbinger offers the software as customer-licensed applications for operation on the end-user's server, or on a subscription basis as an application service provider where the software is hosted on Harbinger's servers and accessed via connection to harbinger.net.

    - DELIVERY AND IMPLEMENTATION SERVICES. Harbinger offers a full complement of e-commerce delivery and implementation services for its software including installation, training and on-going customer support, and additionally the integration of the software with a customer's business systems. Services can also include outsourcing services for the operations management of a customer's e-commerce systems, and complete development, deployment and management of a customer's e-commerce trading community program.

STRATEGY

    Harbinger's objective is to be a leading worldwide provider of Internet Protocol-based, business-to-business e-commerce solutions to businesses of all sizes. To accomplish this objective, we offer a full spectrum of products and services, which enable customers to conduct business-to-business e-commerce over Internet Protocol networks. Harbinger's focus is on building, managing and integrating complete electronic trading communities for its customers on a worldwide basis. Harbinger strives to generate recurring revenue by extending the solution it offers to its current customers while adding new customers, thus increasing revenue-related traffic to the harbinger.net e-commerce center and increasing market awareness and acceptance for Harbinger and its solutions in the marketplace. Harbinger offers its customers the flexibility of purchasing its solution as a licensed application set or on a subscription basis as a network-delivered service via harbinger.net.

    MIGRATE CUSTOMERS TO INTERNET PROTOCOL-BASED PRODUCTS AND
SERVICES. Harbinger believes Internet Protocol-enabled products and services amplify its ability to provide enhanced features and improved service levels to its customers. As a result, throughout 1999 Harbinger engaged in a comprehensive marketing effort to migrate its customers to Internet Protocol-based products and services, with a goal of achieving a 50% penetration by year-end. Harbinger is continuing the migration program during 2000 and intends to achieve further penetration by year-end.

    PROVIDE A COMPREHENSIVE RANGE OF INTEGRATED PRODUCTS AND SERVICES. All products and services offered by Harbinger are or are expected to be IP-enabled, and include e-commerce software for use on the full range of commonly used computer platforms and operating systems, along with industry-standard applications such as Web browsers where required. Harbinger designs its products and services to include significant ease-of-use features while providing a high degree of maintainability and supportability across the customer and product life cycles. Customer self-services for problem reporting, trouble shooting, software updates and similar services are available via online connection to the harbinger.net e-commerce center. The software supports standard formats and transactions for e-commerce, including X12, EDIFACT and XML, and is designed to be adaptable to emerging business-to-business e-commerce facilitates such as open buying over the Internet, RosettaNet and BizTalk. While certain software is designed for installation by the customer, more sophisticated e-commerce applications often require delivery and implementation assistance provided by Harbinger's professional services group. Such instances typically include specific customer requirements for data transformation, as well as integration of the resulting data with the customer's business systems including popular enterprise resource planning Harbinger systems. Finally, all the products and services are compatible with the Harbinger's harbinger.net e-commerce center and seeks to drive recurring revenue through subscription and transaction volume.

    FOCUS ON BUILDING, MANAGING AND INTEGRATING TRADING COMMUNITIES. Harbinger seeks to establish new and larger trading communities by (1) developing marketing and technical competence within specific industries by understanding the needs of major trade organizations and leading enterprises in the industry, and the trading customs and practices of their trading partners, (2) working closely with trading partners to define software and information processing requirements, (3) developing trading community solutions that meet the needs of trading partners in these markets, and (4) providing a wide array of value-added, high-quality products and services to facilitate the adoption and implementation of business-to-business e-commerce solutions across these industries.

    DEVELOP NEW BUSINESS-TO-BUSINESS TECHNOLOGIES. Harbinger's research and development organization is continually working to improve the features, performance and serviceability of its going-forward products and services. The group follows the Software Process Handbook and Product Life Cycle Methodology to adhere to the Software Engineering Institute Capability Maturity Model, which measures the quality and stability of software per line of code. The research and development group is currently evaluating an upgrade to its development standards for 2000, such as Rational Unified process, to better standardize its software development around object-oriented programming. Additionally, Harbinger is currently engaged to develop new business-to-business e-commerce products and services through Harbinger Labs, a separate group within its research and development organization. Harbinger Labs is focused on new business-to-business e-commerce technologies for rollout in the 2001 through 2004 timeframe.

    PENETRATE WORLDWIDE MARKETS. Harbinger intends to aggressively pursue worldwide business-to-business e-commerce opportunities in Europe, the Middle East, Africa, and the Asia-Pacific and Latin American theaters. Harbinger has a direct presence in the United States, Canada, Germany,

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Italy, Mexico, The Netherlands and the United Kingdom. Harbinger maintains indirect channels through distributors in countries where it does not have a direct presence and complements the Harbinger's direct sales, marketing and support initiatives in these countries.

    MAINTAIN OPERATIONAL EXCELLENCE. Harbinger's value-proposition is based on a business model of operational excellence. This business model enables Harbinger to pursue sustainable competitive advantage through its ability to deliver products and services to customers at the lowest possible cost, with the highest degree of quality and efficiency, backed by expert customer care. Harbinger is implementing total quality management processes across the organization and expects to achieve ISO 9001 certification by year-end 2000. Harbinger strives to make itself the easiest to do business among all business-to-business e-commerce providers.

    PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES. Harbinger intends to enter new vertical markets, penetrate additional geographic markets and expand its business-to-business e-commerce product and service offerings. Harbinger will continue to seek to acquire complementary technologies and businesses opportunistically, when appropriate and supportable. Harbinger has in the past completed acquisitions to address other e-commerce opportunities on the Internet, enter new vertical markets, acquire complementary technologies and further penetrate international markets. Harbinger also actively seeks strategic alliances with leading professional services companies, software application developers and computer system suppliers to resell, distribute and co-market its business-to-business e-commerce products and services.

    INVESTMENT DIVISION FOR EMERGING MARKETPLACE. Harbinger announced in January 2000 that it was forming a new investment division with $25 million allocated to capitalize emerging marketplaces and vertical market exchanges hosted on harbinger.net. Vulcan Ventures, Inc., Paul Allen's venture capital firm and one of Harbinger's largest and longest standing shareholders, also plans to invest side by side with Harbinger as Harbinger builds equity stakes in the emerging Internet startups. The division will be separately staffed, and allow Harbinger to evaluate new opportunities and make investment decisions in a highly competitive and rapidly changing market environment.

CAPABILITIES

    Harbinger offers a comprehensive range of e-commerce products and services for entire trading communities. Harbinger's offerings are divided into three categories: e-commerce software, telecommunications and services. The following chart summarizes these categories and provides the functions and computer operating systems (where applicable) for the offerings.

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
               NAME                                         DESCRIPTION
----------------------------------  ------------------------------------------------------------
E-COMMERCE CENTER, TRUSTED
  INTERMEDIARY

  HARBINGER.NET                     Transaction portal and support center for businesses to
                                    conduct e-commerce with suppliers, distributors and
                                    customers, regardless of their data and communications
                                    requirements. Includes hosted Application Services for
                                    Harbinger software and provides service point for hosted
                                    marketplaces and vertical market exchanges. Offers online
                                    customer care and e-commerce content and information for
                                    industry professionals.

CATALOG DATA MANAGEMENT

  HARBINGER KNOWBILITY-TM-          Software tools and services for buyers and suppliers to
                                    build and maintain electronic procurement catalogs with
                                    fully rationalized data elements for fast search and
                                    retrieval by popular catalog engines.

                                                                                      COMPUTER
                                                                                     OPERATING
               NAME                                FUNCTION                           SYSTEMS
----------------------------------  --------------------------------------  ----------------------------
E-COMMERCE APPLICATION SERVICES
  AND SOFTWARE

  APPLICATION SERVICE PROVIDER      Subscription-based access and usage of
                                    Harbinger software and transaction
                                    services hosted on harbinger.net.

  MARKETPLACES AND VERTICAL MARKET  Advanced Internet Protocol gateway      Windows NT, UNIX
    EXCHANGES                       technology and back-office e-commerce
                                    infrastructure for managing and
                                    operating electronic marketplaces and
                                    vertical market exchanges.

  HARBINGER EXPRESS                 Web-based e-commerce software for       Windows 95, Windows 98,
                                    creating and exchanging e-commerce      Windows 2000, Windows NT
                                    transactions (XML, X12, EDIFACT) using
                                    a Web browser or an optional
                                    thick-client desktop application.

  HARBINGER TRUSTEDLINK-TM-         Data transformation and integration     Windows 95, Windows 98,
                                    software for creating and exchanging    Windows 2000, Windows NT,
                                    e-commerce transactions (XML, X12,      UNIX, OS/400, MVS
                                    EDIFACT)

  HARBINGER TEMPLAR                 Data encryption and communications      Windows 95, Windows 98,
                                    software for highly secure exchange of  Windows 2000, Windows NT,
                                    e-commerce transactions via e-mail      UNIX
                                    over the Internet Protocol networks

  HARBINGER PRIME FACTORS-TM-       Data encryption software for multiple   Windows 95, Windows 98,
                                    platforms and applications, including   Windows 2000, Windows NT,
                                    ANSI X12.58 and X12.42 standards,       UNIX, OS/400, MVS, O/S390
                                    generalized file security, ANSI X9.9
                                    and ATM sharing credit and debit
                                    networks.

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

                                                                                      COMPUTER
                                                                                     OPERATING
               NAME                                FUNCTION                           SYSTEMS
----------------------------------  --------------------------------------  ----------------------------
E-COMMERCE SERVICES

  HARBINGER BUSINESS   COMMUNITY    Outsourcing services for building, managing and integrating complete
  INTEGRATION                       electronic trading communities with suppliers, distributors and customers. Includes complete marketing programs, information seminars, support materials, telemarketing, trading format creation and distribution, software and services delivery, installation assistance, testing and certification of e-commerce software and telecommunications with trading partners.

  HARBINGER OPERATIONS              Outsourcing services for operating Harbinger software applications
    MANAGEMENT                      hosted on customer's servers. Includes onsite or remote operation, administration and support of customer's e-commerce systems and resources.

  PROFESSIONAL SERVICES             Consulting, project management, installation, integration and ongoing services for Harbinger software applications.

  E-COMMERCE PROJECT SERVICES       Development and implementation of e-commerce solutions leveraging
                                    Harbinger's application services and software.

  TRAINING                          Classroom, on-site and Internet-based training classes in the use and operations of Harbinger software applications.

  CUSTOMER SUPPORT                  Online customer self-service and telephone hotline support in the use and operations of Harbinger software applications, documentation and network services. Includes electronic software updates.

E-COMMERCE CENTER

    HARBINGER.NET. harbinger.net is an Internet Protocol-based portal for application-to-application e-commerce. harbinger.net serves as a clearinghouse for e-commerce information and as a gateway for e-commerce transactions, noting that these transactions will increasingly flow through real-time, universal and persistently connected networks. harbinger.net also serves as an Application Service Provider network, hosting Harbinger e-commerce applications and electronic procurement catalogs, which are accessed and used by customers on a subscription basis. Similarly, harbinger.net also hosts marketplaces and vertical market exchanges sponsored by leading business entities, sometimes in joint venture relationships with Harbinger. Harbinger believes that its business-to-business e-commerce network service offering is one of the largest in the United States as measured by the number of billable subscribers. To manage and facilitate these types of connections, harbinger.net provides a set of features and functions that cover a broad range of e-commerce services. The harbinger.net e-commerce center supports real-time transactions, open network and application interfaces, online customer self-service facilities and e-commerce content for industry professionals. The features, services and capabilities of harbinger.net fall into three general categories: Transaction Services; Customer Services, and Content Services.

    PORTAL TRANSACTION SERVICES

    - Applications Services--Harbinger software applications hosted and available on a subscription basis.

    - Catalog Data Management--harbinger.net will enable the aggregation and rationalization of catalog content for business-to-business e-commerce. Tools and services that allow businesses to submit, review and modify catalog data and then control the release of e-catalogs to customers.

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      These services are facilitated via harbinger.net through the use of browser utilities and FTP technologies.

    - Marketplaces and Vertical Market Exchanges--comprehensive marketplaces and vertical market exchanges hosted on harbinger.net. Includes complete back-office infrastructure for customer initiation, support, billing, etc.

    - Internet Storefronts--hosting environment for Internet storefronts.

    - Transport Services--harbinger.net provides several mechanisms enabling businesses, trading communities, Internet servicers providers, system integrators, hosting services and others to transmit and receive e-commerce transactions.

    - Connectivity--harbinger.net provides connectivity, data communications protocols and transport applications to move transactions through the portal and on to their destination. The primary protocol suite is oriented around Internet Protocol technologies which includes HTTP, SMTP, and FTP. Although many services of harbinger.net require Internet Protocol technologies, other protocols and transports are available, including:
      Async, Bisync, SNA, X.400 and OFTP.

    - Interconnections--interconnections to other networks to ensure that transactions are able to flow through the portal and reach their final destination, such as public value added networks such as Harbinger, Sterling, GEIS, IBM and others, private value added networks, and X.400 Networks.

    - Value-Added Processing--transactions traversing harbinger.net can be diverted for value-added processing. Some examples of value-added processing are: translation from one e-commerce standard to another; reformatting; standards compliance checking; event triggers based on various criteria; carbon copy to duplicate and forward transactions to additional mailboxes; and redirection of transactions.

    - Mailboxing Services--for trading partners who are not immediately accessible for instance if they do not have persistent connection to the network or the connection is down. Unconnected trading partners can access their mailboxes at a later time to pickup their transactions.

    - Security--several security and encryption mechanisms are supported for harbinger.net transactions, including secure socket layer and S/MIME.

    - Web E-Commerce (Harbinger Express)--harbinger.net provides a Web transaction portal supporting all levels of browser-side applications.

    - Transformation and Integration Service--allows businesses to send transactions through the portal in any format and rely on harbinger.net to ensure that the transactions are transformed into the appropriate data format required by trading partners.

    - Archiving and Restoral--a standard feature of harbinger.net is the storage and archiving of transactions.

    - Communities of Interest --harbinger.net hosts and serves as an intermediary for e-commerce communities of interest. It also serves as a navigation portal for communities of interest that have e-commerce functionality.

    PORTAL CUSTOMER SERVICES

    - Internet Customer Support System--browser submission, review and modification of trouble tickets and a direct link into the harbinger.net call support system.

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    - Network Inspector--harbinger.net's transaction tracking system which includes a flexible, powerful browser interface to enable tracing of every transaction, with exact times and checkpoints for each stage of processing and transport.

    - Customer Services--harbinger.net also provides the customer services for customer alarm/alert notification, transaction recovery, restoral, retransmission, error viewing and correction, billing review, registration, and electronic software distribution.

    Portal Content Services

    - E-Commerce Content--harbinger.net also serves as a portal for information and resources associated with e-commerce, including XML, ANSI X12, UN/EDIFACT, OBI, eCo, ANX, news and events associated with e-business, links to associations, organizations, standards bodies, consortiums, vendors, system integrators, consultants, forums and discussion groups, case studies and an e-commerce glossary.

    - Commerce Directory Services--the e-commerce directory component of harbinger.net is an open directory of businesses trading electronically.

    - my.harbinger--e-commerce managers and specialists can personalize their access and use of harbinger.net to ensure that the content and transactions that are most relevant to their business needs are immediately available to them.

    - Trading Rules Repository--harbinger.net serves as a leading repository of trading rules associated with individual businesses and e-commerce data standards, including emerging data standards such as XML.

CATALOG DATA MANAGEMENT

    HARBINGER KNOWBILITY. Harbinger Knowbility is a comprehensive suite of software tools for buyers and suppliers to create, load, manage and maintain electronic procurement catalogs. Rationalizing data from existing paper catalogs and electronic repositories to create electronic procurement catalogs is often the number one challenge faced by companies trying to establish an online purchasing system. The Knowbility suite produces fully rationalized data elements for fast search and accurate retrieval by popular catalog search engines. Electronic procurement catalogs data and technology have been applied in both supply chain management initiatives for production goods and services, and maintenance, repair and operating supplies for non-production goods and services. Additionally, Harbinger offers complete outsourcing services for electronic procurement catalogs development and maintenance, application service for hosting of electronic procurement catalogs on harbinger.net.

APPLICATION SERVICES AND SOFTWARE

    HARBINGER APPLICATION SERVICES. Harbinger Application Services provides businesses of all sizes subscription-based access and usage of Harbinger e-commerce software, which is hosted for them on the harbinger.net e-commerce center. In a market experiencing rapid advancement and change, many businesses are opting to rent, rather than permanently license, software applications, thus conserving capital for other strategic initiatives. Harbinger application services can be tailored to the specific needs of each business including any combination of software usage, transaction exchange and support services across the complete range of Harbinger e-commerce software and electronic procurement catalog tools.

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    HARBINGER MARKETPLACES AND VERTICAL MARKET EXCHANGES.  Harbinger
Marketplaces and Vertical Market Exchanges are powered by Harbinger's advanced Internet Protocol gateway technologies for rapidly creating, deploying, managing and operating electronic marketplaces, which conform to the enterprise-centric, consortium and open market trading models in today's environment for business-to-business e-commerce. Deploying a full-service, real-time, end-to-end electronic marketplace requires more than a Web site. Harbinger's one-to-many and many-to-many online exchanges may be operated on the sponsor's servers or hosted on harbinger.net under Harbinger's application service provider program, and can be configured with complete front- and back-office e-commerce infrastructures to manage the entire customer life cycle from recruitment to registration, to on-going transaction exchange and billing.

    HARBINGER EXPRESS. Harbinger Express is a Web-enabled application that allows a business on one end of an e-commerce transaction to exchange transactions with their trading partner using only an Internet connection and standard Web browser. Frequently small and mid-size enterprises that have been reluctant to implement full-scale e-commerce systems within their businesses use the Express application. Larger enterprises wanting to expand their trading communities with small and mid-size enterprise trading partners often sponsor Express applications as well. Express automatically translates e-commerce transactions to and from hypertext markup language so that trading partners using a Web browser on one end of an exchange receive e-commerce transactions as Web pages, while more sophisticated trading partners on the other end of an exchange receive e-commerce transactions in their preferred format, such as XML, X12, or EDIFACT. For more complex business requirements, the small and mid-size enterprises can use an optional Windows client application, which supports offline document processing and application integration.

    HARBINGER TRUSTEDLINK. Harbinger TrustedLink is a family of data transformation and integration software that permits the rapid creation and exchange of e-commerce transactions across a comprehensive range of e-commerce standards such as XML, X12 and EDIFACT. Businesses of all sizes engaged in full-scale e-commerce programs use the TrustedLink product family. TrustedLink facilitates the creation and control of business transactions, such as purchase orders and invoices, and provides data integration and messaging functions for directly interacting with a company's internal business systems, including popular enterprise resource planning systems.

    The Windows version of TrustedLink is the leading business-to-business e-commerce software product for the desktop computer market. The OS/400 version of TrustedLink is the leading business-to-business e-commerce software product for the mid-range computer market, operating on the IBM AS/400 computer. The AS/400 is the leading mid-range platform installed worldwide for use as either the main computer for a small or mid-sized business or as a departmental or dedicated processor in a larger business.

    HARBINGER INSTANT NET PRESENCE. Harbinger Instant Net Presence allows a company to establish an Internet storefront for their business including a professional Web site and online catalog and ordering suite. The software is designed for SMEs typically implementing their first e-commerce sites and requires no programming skills. Users create their Internet storefront by entering information to the software following an interview format. The storefront can be previewed locally on the desktop using the embedded Microsoft Internet Explorer software, and published for use on the Internet via Harbinger's application services provider program hosted on harginger.net.

    HARBINGER TEMPLAR. Harbinger Templar is an open, standards-based solution for enabling secure transmission of digitally designed electronic documents, including XML, X12 and EDIFACT documents, over the Internet and other Internet Protocol networks. Templar supplies security for message transmissions by utilizing public key cryptography techniques licensed from RSA Data
Security, Inc. and by implementing security and confidentiality features at the software application level. Templar generates a digital signature for each outbound message that verifies the identity of the

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sender and automatically detects any alteration of the message upon receipt.
Templar automatically tracks message traffic and message integrity and authenticity and provides user-configurable management reports. Templar also maintains transmission records for audit trails. Harbinger markets an exportable version of Templar in compliance with current U.S. export control laws and regulations applicable to encryption technology. Harbinger Templar is protected under U.S. patent.

    HARBINGER PRIME FACTORS. Harbinger Prime Factors enables banks and other businesses to secure financial and other information transmitted over internal and external networks. Customers include money center banks, large corporations and government agencies interested in securing data transmitted internally and externally. Prime Factors products operate on computer platforms such as desktop PCs, mid-range UNIX and AS/400, DEC and Tandem machines to MVS mainframes.

E-COMMERCE SERVICES

    HARBINGER BUSINESS COMMUNITY INTEGRATION. Harbinger business community integration offers outsourcing services for building, managing and integrating complete electronic trading communities with suppliers, distributors and customers. Many companies do not want the burden of finding new trading partners, integrating them into existing e-commerce program, or managing the ongoing electronic relationships across all trading partners. Business Community Integration is a tailored service to meet the specific trading community needs of each business. The program includes full-service capabilities for implementation and execution of marketing programs, information seminars, support materials, telemarketing, trading format creation and distribution, software and services delivery, installation assistance, testing and certification of e-commerce software and telecommunications with all trading partners.

    HARBINGER OPERATIONS MANAGEMENT (OUTSOURCING). Harbinger Operations Management provides outsourcing services for the operation of Harbinger software applications hosted on customers' servers. Many companies want to conserve in-house information technology resources for strategic initiatives other than e-commerce, opting to rely on outside expert services for the operation and maintenance of their e-commerce infrastructure. Operations Management is a tailored service to meet the specific e-commerce operational needs of each customer. Harbinger staff provides outsourcing services either onsite or remotely.

    PROFESSIONAL SERVICES. Harbinger Professional Services is staffed by technical consultants providing project management, installation, integration and ongoing services for Harbinger software applications and e-commerce implementations. This is particularly important for the many companies today that are building end-to-end e-commerce infrastructures, which include application-to-application interfaces between their internal business systems and those of their trading partners. These integrated trading relationships require e-commerce software to be tightly coupled with internal business systems, including enterprise resource planning systems, and communicate in real-time via the Internet or near real-time via private networks and value-added networks. Harbinger Professional Services specializes in the delivery and implementation of Harbinger software within complex trading environments.

    E-COMMERCE PROJECT SERVICES. Harbinger E-Commerce Project Services specializes in the development and implementation of e-commerce solutions that leverage Harbinger applications and services.

    EDUCATION. Harbinger Education provides classroom, on-site and Internet-based training classes in the use and operations of harbinger software applications.

    CUSTOMER SERVICE. Harbinger Customer Service provides extensive customer care and ongoing support facilities related to the use and operation of Harbinger software applications, network services and the business processes associated with e-commerce. Customers can tailor their support program to

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include annual maintenance with software updates and product enhancements, along with any combination of no-charge and fee-based services. Harbinger operates multiple hotline "help desks" across North America, Europe and Mexico. Harbinger provides 24 hours a day, seven days a week customer self-services for problem reporting, trouble shooting, software upgrades and downloads are available via online connection to the harbinger.net e-commerce center.

SALES AND MARKETING

    Harbinger's principal marketing strategy focuses on establishing complete electronic trading communities and expanding the number of trading partners using Harbinger software and the harbinger.net e-commerce center. Harbinger targets trading communities composed of trading partners in common industries or markets conducting recurring business transactions. To achieve this objective, Harbinger has developed a sales and distribution function that includes direct and indirect channels to promote the implementation of business-to-business e-commerce within trading communities primarily conforming to the enterprise-centric trading model and secondarily to the consortium and open market trading models. Within its direct selling operations, Harbinger utilizes a solutions selling approach to address the needs of its customers and prospective customers.

    DIRECT. Harbinger has direct selling operations based in North America, Europe and Mexico. Applying the best practices associated with solutions selling, Harbinger's direct sales organization seeks to have customers license or subscribe to under an application service provider program its software and sell network and e-commerce services to businesses of all sizes that address the needs and requirements of those businesses e-commerce objectives. As of March 1, 2000, Harbinger employed approximately 250 sales and marketing personnel. Harbinger's compensation strategies are designed to reward sales personnel based upon sales to new customers and the sale of additional products and services to existing customers.

    INDIRECT. Harbinger seeks to complement its direct selling operations through referral partners and distributors, and relies on distributors in the Latin American and Asia-Pacific theaters. Through various alliance programs, Harbinger has established relationships with referral partners, distributors, application software developers, systems integrators and value-added resellers of computer products. Harbinger's objective is to integrate Harbinger's products with those of its business partners and to promote distribution of Harbinger software along with products and services sold by its marketing partners. Harbinger fosters relationships with software vendors who bundle or imbed Harbinger's products with their own products, or which resell Harbinger's products in particular trading communities. Distributors typically sublicense Harbinger's software to end-user customers and pay Harbinger a royalty, while co-marketers typically forward leads to Harbinger in exchange for a percentage referral fee if the sale is completed. Harbinger has relationships with partners such as AT&T, Ariba, Baan, Clarus, Computer Associates, Computer Generated Solutions, Concur, daly.commerce, Data General, Deloitte Consulting, Entrust Technologies, Ernst & Young, Hewlett-Packard, IBM, Intentia, JBA, J.D. Edwards, MAPICS, Marcam, Microsoft, OnDisplay, Optika, Oracle, Peachtree Software, PeopleSoft, PricewaterhouseCoopers, PurchaseSoft, RightWorks, SAP, Sprint, Sun-Netscape Alliance, Sybase, Syntegra Unisys, UUNET Technologies and WebVan for distribution of its products worldwide.

PRODUCT DEVELOPMENT

    Harbinger continues to assess the needs of businesses in various trading communities and to develop software programs and network services, which facilitate business-to-business e-commerce transactions via the harbinger.net e-commerce center, or directly over standard telephone lines. Harbinger's product development efforts currently are focused on providing a full range of business-to-business e-commerce solutions to Harbinger customers and prospective customers. In addition,

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
Harbinger has incorporated into its products certain software licensed to it by other software developers, where appropriate, to reduce product development time.

COMPETITION

    The business-to-business e-commerce services and computer software markets are highly competitive. Numerous companies supply business-to-business e-commerce network services, and several competitors target specific vertical markets such as the pharmaceutical, agri-business, retail and transportation industries. Additional competitors provide software designed to facilitate e-commerce transactions and electronic procurement catalog systems and services. Several of Harbinger's most significant competitors provide network services and related software products and services. Harbinger believes that many of its competitors have significantly greater financial and personnel resources than Harbinger, due in part either to their revenue and profitability, or market capitalization.

    The market for Internet business-to-business e-commerce software and services is also highly competitive, ranging from small companies with limited resources to large companies with substantially greater financial and marketing resources than Harbinger. Harbinger believes that existing competitors are likely to expand the range of their e-commerce services to include Internet-based capabilities, and that new competitors, which may include telephone companies and media companies, are likely to increasingly offer services which utilize the Internet to provide business-to-business e-commerce services. Additionally, several competitive network service providers allow their subscribers access to the Internet, and several major software and telecommunications companies have Internet access services.

    Harbinger believes the principal competitive factors in the commercial business-to-business e-commerce industry include responsiveness to customer needs, efficiency in the delivery of solutions, ease of product use, quality of service, price and value. Harbinger believes it competes favorably with regard to these factors.

INTELLECTUAL PROPERTY RIGHTS

    In accordance with industry practice, Harbinger relies primarily on a combination of copyright, patent and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Harbinger seeks to protect its software, documentation and other written materials principally under trade secret and copyright laws, which afford only limited protection. Harbinger presently has one U.S. patent for an electronic document interchange test facility, one U.S. patent for technology utilized in Harbinger's EDI/Open product and one U.S. patent for an EDI communication system and for technology utilized in Harbinger's Templar product. Harbinger routinely enters into non-disclosure and confidentiality agreements with employees, vendors, contractors, consultants and customers. Despite Harbinger's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Harbinger's products or to obtain and use information that Harbinger regards as proprietary. There can be no assurance that Harbinger's means of protecting its proprietary rights will be adequate or that competitors will not independently develop similar technology. The laws of certain foreign countries in which Harbinger's products are or may be developed, manufactured, licensed or distributed may not protect Harbinger's products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of Harbinger's technology and products more likely. Harbinger believes that, due to the rapid pace of innovation within the electronic commerce, electronic data interchange and related software industries, factors such as the technological and creative skills of its personnel are more important in establishing and maintaining a leadership position within the industry than are the various legal protections of its technology.

    Harbinger does not believe that any of its products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by Harbinger with

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respect to current or future products. From time to time, Harbinger has received notices which allege, directly or indirectly, that Harbinger's products or other intellectual property rights infringe the rights of others. Harbinger generally has been able to address these allegations without material cost to Harbinger. There can be no assurance, however, that the cost to Harbinger of addressing these allegations will not increase in the future. Harbinger expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in electronic commerce grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require Harbinger to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Harbinger or at all, which could have a material adverse effect on Harbinger.

    In its distribution agreements and certain of its customer or other agreements, Harbinger agrees to indemnify certain parties, which may include customers of parties with which Harbinger has contracted, for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights or certain other intellectual property rights of third parties. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in favor of Harbinger, could result in significant expense to Harbinger and divert the efforts of Harbinger's technical and management personnel from productive tasks. In the event of an adverse ruling in such litigation, Harbinger might be required to pay money damages, to discontinue the use and sale of infringing products, to expend significant resources to develop non-infringing technology or obtain licenses from third parties. There can be no assurance that licenses from third parties would be available on reasonable commercial terms, if at all. In the event of a successful claim against Harbinger and the failure of Harbinger to develop or license a substitute technology, Harbinger's business and operations results would be materially adversely affected.

    THIRD PARTY TECHNOLOGY. Harbinger incorporates in its products software licensed to it by other software developers. These include the public key cryptography software licensed by RSA Data Security, Inc. to Premenos which is used in connection with Templar as well as database software used in the Templar and EDI/Open products and graphical interface software used in EDI products and Templar.

    Premenos licensed the public key encryption technology pursuant to a license agreement with RSA, which was transferred to Harbinger in connection with the acquisition of Premenos. The RSA license grants to Harbinger the non-exclusive, non-transferable, non-assignable limited license to incorporate certain functionality within RSA's public key encryption technology into a Premenos product solely to create a bundled product, as defined in the RSA license, to reproduce and sublicense the bundled product, and to use or authorize end-users to use the bundled product in conjunction with a service bureau or internal network or to provide electronic communications, messaging and similar services to third parties. A bundled product is defined as a Harbinger product that represents a significant functional and value enhancement to the RSA technology designed to facilitate the secure exchange of electronic information such as EDI documents over open networks. The RSA license contains a number of restrictions regarding sublicensing of the bundled product to act as a certification authority, as well as other restrictions regarding end-user use, territory and distribution channels. Harbinger is prohibited from selling the bundled product or any product with comparable functionality which does not incorporate the RSA encryption technology, except in certain circumstances, in which event Harbinger is required to pay the otherwise applicable royalty fee to RSA.

    Harbinger also incorporates database software licensed from Sybase, Inc. into its Templar and some versions of its EDI/Open products, and incorporates graphical software licensed from third parties into the EDI products and Templar. Although Harbinger seeks and generally receives assurances from third-party software vendors as to the third party's intellectual property rights and the non-infringement by the software of other parties' rights, Harbinger's right to use the software could be impaired by third party claims. In addition, certain agreements pursuant to which Harbinger uses this software may be terminated in accordance with their terms in certain circumstances.

    If Harbinger were deprived of the right to use software incorporated in its products for any reason, there could be serious disruption to its business.

EMPLOYEES

    As of March 8, 2000, Harbinger had 1,003 full-time employees of which 309 are technical personnel engaged in maintaining or developing our products or performing related services, 200 are marketing and sales personnel, 314 are customer support and operations personnel, and 180 are involved in administration and finance.

GOVERNMENTAL REGULATIONS AND INDUSTRY STANDARDS

    GOVERNMENT REGULATORY AND INDUSTRIAL POLICY RISKS. Harbinger's network services are transmitted to its customers over dedicated and public communications lines. These transmissions are governed by legislative and regulatory policies establishing charges, terms and conditions affecting communications. Changes in the legislative and regulatory environment relating to online services, EDI or the Internet access industry, including regulatory or legislative changes that directly or indirectly affect telecommunication costs or increase the likelihood of competition from regional telephone companies or others, could have an adverse effect on Harbinger's business. The Telecommunications Act of 1996 amended the federal telecommunications laws by relaxing restrictions on regional telephone companies and others competing with Harbinger. The Telecommunications Act set in motion certain events that will lead to the elimination of restrictions on regional telephone companies providing transport between defined geographic boundaries associated with the provision of their own information services. This will enable regional telephone companies to more readily compete with Harbinger by packaging information service offerings with other services and providing them on a wider geographic scale. While some legislative efforts to govern communications, especially over the Internet, have been held by the U.S. Supreme Court to be unconstitutional, there can be no assurance that future legislative or regulatory efforts to limit use of the Internet in a manner harmful to Harbinger will not be successful. The Clinton Administration has announced an initiative to establish a framework for global electronic commerce. The Children's Online Privacy Protection Act became effective April 21, 2000, and this and future governmental privacy initiatives may affect Harbinger's provision of services. Also, some countries, such as Germany, have adopted laws regulating aspects of the Internet, and there are a number of bills recently adopted or currently being considered in the United States at the federal and state levels involving electronic transactions, encryption and digital signatures, all of which may impact Harbinger. Harbinger cannot predict the impact, if any, that these laws and future court opinions, legislation, regulations or regulatory changes in the United States or other countries may have on its business. Management believes that Harbinger is in compliance with all material applicable regulations. The Harbinger IVAS product and the Harbinger Templar product both incorporate encryption technology which is subject to U.S. export control regulations. Although both products are currently exportable under licenses granted by the Commerce Department, government regulation in this area is subject to frequent change and there can be no assurance that these products will remain exportable.

PROPERTIES

    Harbinger occupies 99,560 square feet of office space in Atlanta, Georgia under a lease expiring in 2008, plus options to extend the lease term. This location serves as Harbinger's headquarters and data center. Harbinger also has offices in Michigan, Texas, California, South Carolina, Oregon and Oklahoma, occupying 39,800; 26,000; 73,615; 21,789; 2,100; and 14,700 square feet, respectively. In addition, Harbinger also has offices in The Netherlands, Germany, the United Kingdom, Italy and

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
Mexico occupying 1,600; 14,546; 7,600; 2,228 and 1,614 square feet, respectively. Harbinger's offices are generally located in suburban office park environments.

LEGAL PROCEEDINGS

    Harbinger is involved from time to time in various legal proceedings incidental to the conduct of its business. In addition, on September 13, 1999, Harbinger and three of its current or former officers and directors, C. Tycho Howle, David Leach and Joel G. Katz, were named in a purported class action lawsuit alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleged that during a class period running from February 4, 1998 through October 1, 1998 defendants made materially false and misleading statements, and failed to disclose material facts regarding Harbinger's business condition, future prospects and integration of acquisitions. According to the complaint, these purported misrepresentations and omissions artificially inflated the price of Harbinger's common stock throughout the class period and resulted in substantial losses by members of the purported class. On January 13, 2000, the court entered an order appointing lead plaintiffs and lead plaintiffs' counsel. On March 6, 2000, plaintiffs filed an amended complaint reiterating and expanding upon the basic claims asserted in the original complaint by, among other things, adding allegations regarding Harbinger's accounting practices. Plaintiffs seek certification of the case as a class action, a declaration that defendants violated the federal securities laws, unspecified money damages according to proof, interest, attorneys' fees and costs. Harbinger believes all claims asserted in the action are without merit, and intends to defend the case vigorously.

                      SELECTED FINANCIAL DATA OF HARBINGER

    The selected financial data of Harbinger set forth below as of December 31, 1995, 1996, 1997, 1998 and 1999 are derived from financial statements of Harbinger audited by KPMG LLP, independent public accountants, which are included elsewhere in this prospectus. The data should be read in conjunction with the Financial Statements and the Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this prospectus.

STATEMENTS OF OPERATIONS DATA

                                                                    YEARS ENDED DECEMBER 31,
                                                      ----------------------------------------------------
                                                        1999       1998       1997       1996       1995
                                                      --------   --------   --------   --------   --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues............................................  $155,514   $135,151   $118,221   $ 89,245   $60,077
Direct costs........................................  $ 50,997   $ 38,217   $ 30,510   $ 23,112   $14,994
                                                      --------   --------   --------   --------   -------
Gross margin........................................  $104,517   $ 96,934   $ 87,711   $ 66,133   $45,083
                                                      ========   ========   ========   ========   =======
Operating income (loss).............................  $ 12,630   $(12,652)  $(22,705)  $(10,667)  $ 1,314
                                                      ========   ========   ========   ========   =======
Net income (loss) applicable to common
  Shareholders......................................  $ 16,560   $(14,712)  $(39,047)  $(16,091)  $  (445)
                                                      ========   ========   ========   ========   =======
Diluted net income (loss) per share of common
  stock.............................................  $   0.41   $  (0.35)  $  (1.02)  $  (0.46)  $ (0.02)
                                                      ========   ========   ========   ========   =======
Weighted average number of common shares
  outstanding.......................................    40,739     41,557     38,162     35,080    28,573
                                                      ========   ========   ========   ========   =======

SUPPLEMENTAL INFORMATION STATEMENTS OF
OPERATIONS DATA AS ORIGINALLY REPORTED
(EXCLUDING ACQUISITIONS ACCOUNTED FOR UNDER THE
POOLING-OF-INTERESTS METHOD OF ACCOUNTING)

                                                                      YEARS ENDED DECEMBER 31,
                                                        ----------------------------------------------------
                                                          1999       1998       1997       1996       1995
                                                        --------   --------   --------   --------   --------
                                                                (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues(1)...........................................  $155,514   $135,151   $90,415    $38,236    $19,846
                                                        ========   ========   =======    =======    =======
Operating income(1)...................................  $ 14,176   $ 20,138   $18,791    $ 7,619    $ 2,807
                                                        ========   ========   =======    =======    =======
Net income applicable to common shareholders(2).......  $ 10,762   $ 13,396   $12,647    $ 4,672    $ 1,363
                                                        ========   ========   =======    =======    =======
Diluted net income per share(2).......................  $   0.26   $   0.36   $  0.31    $  0.18    $  0.07
                                                        ========   ========   =======    =======    =======

                                                                      AS OF DECEMBER 31,
                                                     ----------------------------------------------------
                                                       1999       1998       1997       1996       1995
                                                     --------   --------   --------   --------   --------
                                                                        (IN THOUSANDS)
Working capital....................................  $ 79,234   $ 79,303   $ 94,307   $ 60,392   $ 73,167
Total assets.......................................  $169,459   $178,369   $183,559   $131,199   $125,867
Long-term obligations, redeemable preferred stock
  and puttable common stock........................  $     --   $     --   $     --   $  1,608   $  7,116
Shareholders' equity...............................  $124,774   $120,019   $130,018   $ 94,118   $ 93,196

--------------------------

(1) The results of operations of Premenos, a pooling-of-interests, are excluded from all periods prior to the merger in 4Q97. The results of operations of STI, a pooling-of-interests, are excluded from all periods prior to the merger in 1Q97. Excludes $27.0 million, $40.6 million and $8.8 million of pre-tax charges for 1998, 1997 and 1996, respectively, for purchased in-process product development, write-off of software development costs, restructuring, acquisition-related and other charges. Excludes $1.5 million and $5.8 million in net general and administrative charges for 1999 and 1998 principally related to provisions for doubtful accounts.

(2) Excludes all charges per note * above. In addition, excludes $80,000, $7.0 million and $954,000 for 1999, 1996 and 1995, respectively, of equity in losses of joint ventures. Also excludes $2.4 million loss on extinguishment of debt in 1997. Excludes operating losses of all discontinued operations and income and losses on disposals of discontinued operations totaling $1.4 million, $6.2 million and $14.4 million in 1999, 1998 and 1997, respectively. The resulting net income applicable to common shareholders is tax effected at 39%.

               HARBINGER MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion and analysis in conjunction with the consolidated financial statements and related notes included elsewhere in this filing. Except for historical information, the discussion in this filing contains certain forward-looking statements that involve risks and uncertainties. The principal factors that could cause or contribute to differences in our actual results are discussed in the section titled "Risk Factors."

OVERVIEW

    Harbinger Corporation generates revenues from e-commerce enablement services and from licensing software that facilitates the exchange of electronic data between businesses. Revenues for enablement services principally include transaction fees on harbinger.net, Harbinger's e-commerce portal; subscription fees for access to applications hosted on harbinger.net as an application service provider; software maintenance; and professional service fees for operations management outsourcing, business community integration, training, consulting and project management. Transaction and subscription fees are a combination of access and usage charges and are recognized as incurred each month. Software maintenance is billed in advance with revenue deferred and recognized ratably over the one-year service period. Revenues for professional services are based on actual services rendered and are recognized as the services are performed. License fees for software are generally recognized upon shipment, net of estimated returns. Software revenues also include royalties due Harbinger under distribution agreements with third parties which are recognized either on shipment of software to a distributor, or upon sales to end users by a distributor, depending on the terms of the distribution agreement.

    Harbinger also analyzes its mix of revenues in terms of the recurring versus nonrecurring nature of the revenue streams. Harbinger includes revenues from ongoing software maintenance and transactions on harbinger.net, together with operations management and certain application service provider services in its definition of recurring revenues. Recurring revenues are recognized ratably over the contract period as services are provided or may be billed and recognized on monthly subscription terms generally over a two- to three-year period. Harbinger defines nonrecurring revenues to include one-time professional service enablement contracts, typically for consulting, project management or implementation services, and software licenses.

    Harbinger seeks to maximize its recurring revenue streams in order to:
1) promote customer retention, 2) provide increased visibility into long-term revenue and cash flow generating capabilities, and 3) decrease the revenue and cash flow risk associated with singular professional service and software license contracts. Accordingly, in 1999 Harbinger increased its sales and marketing efforts in its recurring revenue programs. Harbinger also seeks to maximize the use of the public Internet as a means of conducting business-to-business e-commerce. Since 1994, Harbinger has invested in enabling its products and services to the Internet and is actively encouraging its current customer base to migrate to Internet-capable technologies.

STOCK REPURCHASE PROGRAM

    On April 2, 1999 Harbinger's board of directors approved the purchase of 10% of Harbinger's outstanding common stock over the next 12 months. As of December 31, 1999 Harbinger had repurchased 4,323,050 shares of common stock at an aggregate cost of $25.0 million.

ACQUISITIONS AND INVESTMENTS

    Harbinger acquired two companies in 1998 through a combination of $3.5 million in cash and the issuance of 194,497 shares of its common stock. Harbinger completed six acquisitions in 1997 through a combination of cash totaling $15.1 million, the issuance of 12,514,000 shares of Harbinger's common stock and the issuance of 533,000 stock options. The acquisitions completed during 1998 and 1997 are described in note 2 to Harbinger's accompanying financial statements.

    In conjunction with these acquisitions Harbinger assigned personnel to facilitate the integration of the acquired companies into Harbinger's operations. As a result, certain payroll and associated costs or integration activity costs directly related to integration activities are reflected as restructuring and acquisition-related charges within the line titled, "Charge for purchased in-process product development, write-off of software development costs, restructuring, acquisition-related and other charges" in the consolidated statements of operations for 1998 and 1997. These costs and their impact on year-over-year comparisons are more fully explained in note 2 to the consolidated financial statements and the following "Results of Operations."

    During 1999 Harbinger became a one-third owner of GLINK, LLC, a joint venture established to develop an electronic marketplace for the grocery industry. Harbinger accounts for its ownership in GLINK using the equity method of accounting, which requires Harbinger to record its share of income and losses of GLINK to the consolidated statements of operations under "Equity in losses of joint ventures" in the period they occur.

    In the fourth quarter of 1999 Harbinger announced a substantial increase in its investment in advertising, public relations, sales and technology in order to enhance the awareness of its position as a supplier of e-commerce enablement solutions in an expanding marketplace for business-to-business e-commerce. The investments totaled approximately $3 million in the fourth quarter of 1999, and are estimated to be about $25 million in 2000.

    In the first quarter of 2000 Harbinger invested $5.0 million in two privately-held ventures, informally committed to an equity position in a third privately-held venture and recorded software and services revenues totaling
$4.6 million from these three transactions, fundamentally exchanging Harbinger's technologies and services for equity positions in the ventures. These revenues excluded $749,000 of revenues and deferred revenues corresponding to the Harbinger's percentage ownership in the ventures which were eliminated in consolidation, as required by the equity method of accounting. Harbinger has determined that it will use the equity method of accounting for these ventures as it believes that it has the ability to exercise significant influence over each entity. These ventures are early-stage enterprises which therefore may be financially volatile, with no assurances on the ultimate value of Harbinger's investments.

RESULTS OF OPERATIONS

    The following table presents, for the periods indicated, the percentage relationship of consolidated statements of operations data items to total revenues:

                                                                                                  THREE MONTHS
                                                                        YEAR ENDED                    ENDED
                                                                       DECEMBER 31,                 MARCH 31,
                                                              ------------------------------   -------------------
                                                                1999       1998       1997       2000       1999
                                                              --------   --------   --------   --------   --------
Revenues:
  Services..................................................    69.9%      65.2%      53.6%      70.9%      75.7%
  Software..................................................    30.1       34.8       46.4       29.1       24.3
                                                               -----      -----      -----      -----      -----
    Total revenues..........................................   100.0      100.0      100.0      100.0      100.0
                                                               -----      -----      -----      -----      -----
Direct costs:
  Services..................................................    29.9       25.5       19.2       27.9       31.7
  Software..................................................     2.9        2.8        6.6        2.8        3.4
                                                               -----      -----      -----      -----      -----
    Total direct costs......................................    32.8       28.3       25.8       30.7       35.1
                                                               -----      -----      -----      -----      -----
    Gross margin............................................    67.2       71.7       74.2       69.3       64.9
                                                               -----      -----      -----      -----      -----
Operating costs:
  Selling and marketing.....................................    25.4       23.4       22.6       32.6       25.0
  General and administrative................................    19.9       23.8       17.6       22.6       19.6
  Depreciation and amortization.............................     6.1        6.0        6.0        7.5        6.7
  Product development.......................................     7.7        7.9       12.9        5.7        9.0
  Charge for purchased in-process product development,
    write-off of software development costs, restructuring,
    acquisition-related and other charges...................      --       20.0       34.3         --         --
                                                               -----      -----      -----      -----      -----
      Total operating costs.................................    59.1       81.1       93.4       68.4       60.3
                                                               -----      -----      -----      -----      -----
        Operating income (loss).............................     8.1       (9.4)     (19.2)       0.9        4.6
Interest income, net........................................     2.2        3.6        3.3        3.6        2.7
Equity in losses of joint ventures..........................      --         --       (0.3)      (0.6)        --
                                                               -----      -----      -----      -----      -----
        Income (loss) from continuing operations before
          income taxes......................................    10.3       (5.8)     (16.2)       3.9        7.3
Income tax expense..........................................    (0.5)      (0.5)      (2.6)      (0.3)      (0.3)
                                                               -----      -----      -----      -----      -----
        Income (loss) from continuing operations............     9.8       (6.3)     (18.8)       3.6        7.0
  Loss from operations of TrustedLink Procurement
      Business and TrustedLink Banker division..............      --       (1.3)      (8.8)        --         --
Income (loss) on disposal of TrustedLink Procurement
  Business and TrustedLink Banker division, including
    Provisions for operating losses during phase-out
    Periods.................................................     0.9       (3.3)      (3.4)        --         --
                                                               -----      -----      -----      -----      -----
        Income (loss) before extraordinary item.............    10.7      (10.9)     (31.0)       3.6        7.0
Extraordinary loss on debt extinguishment...................      --         --       (2.0)        --         --
                                                               -----      -----      -----      -----      -----
        Net income (loss)...................................    10.7%     (10.9)%    (33.0)%      3.6%       7.0%
                                                               =====      =====      =====      =====      =====

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

    REVENUES. Total revenues increased 15% to $38.4 million in the first quarter of 2000 from $33.5 million in the first quarter of 1999. Revenues for services increased 7% to $27.2 million in the first quarter of 2000 from $25.4 million in the first quarter of 1999. The increase in service revenues is primarily attributable to an increase in software maintenance revenues for the first quarter of 2000 compared to 1999. Traditional professional services revenues in enablement, training and consulting declined commensurate with Harbinger's deemphasis on large electronic e-commerce enablement contracts as a source of professional services revenues. Application Service provider, or ASP, services revenues increased $1.9 million over the first quarter of 1999 primarily due to approximately $1.4 million in nonrecurring ASP enablement service revenue from FactorWorks.com, a venture in which Harbinger maintains an equity position.

    Of the service revenues from FactorWorks recognized by Harbinger in the three-month period ended March 31, 2000, about $1.1 million was for services previously billed at cost by Harbinger in prior periods. Harbinger had previously agreed to these reduced rates in exchange for a higher percentage of revenue sharing over the life of the multi-year arrangement. During the first quarter of 2000, Harbinger and FactorWorks renegotiated the arrangement such that Harbinger received retroactive services revenues at market rates, an extension of the contract term and certain volume commitments in exchange for a commensurate reduction in the revenue sharing participation.

    Revenues from software sales increased 37% to $11.2 million in the first quarter of 2000 from $8.1 million in the first quarter of 1999. This increase is primarily attributable to an increase in software revenues from Harbinger's recently introduced portal service offerings. Software revenues from Harbinger's desktop and AS400 products on a combined basis were consistent in the first quarter of 2000 compared to 1999. During 1999, Harbinger announced plans to migrate the majority of its existing customer base to new internet enabled products and focused primarily on the desktop customers during its 1999 migration initiative. Harbinger intends to focus on migrating its enterprise customers in 2000. Accordingly, the software revenue from desktop products declined in the first quarter of 2000, and software revenue from AS400 products correspondingly increased over the first quarter of 1999.

    In the fourth quarter of 1998, Harbinger phased out about 40% of its product lines, collectively referred to as Sunset Products, and discontinued relationships with certain third-party resellers of our software products. On a pro forma basis, core revenues, defined as revenues excluding Sunset products and discontinued third-party resellers, increased to $34.3 million or 89% of total revenues in the first quarter of 2000 compared to $27.1 million or 80.9% of total revenue in the first quarter of 1999.

    DIRECT COSTS. Direct costs for services increased to $10.7 million in the first quarter of 2000 from $10.6 million in the first quarter of 1999. As a percentage of service revenues, these costs were 39.4% in the first quarter of 2000 and 41.9% in the first quarter of 1999. Excluding $1.4 million of nonrecurring application service provider revenues in the first quarter of 2000 for work substantially performed in prior periods, Harbinger's cost of services for 2000 would have been 41.5%. The decrease in the adjusted percentage of cost of services compared to the percentage in the first quarter of 1999 is primarily attributable to an increase in higher-margin software maintenance in the first quarter of 2000. Direct software costs were $1.1 million in the first quarters of both 2000 and 1999 as software amortization and royalties increased and charge-offs of outdated collateral materials decreased in the first quarter of 2000.

    SELLING AND MARKETING. Selling and marketing expenses increased 49% to $12.5 million in the first quarter of 2000 from $8.4 million in the first quarter of 1999. As a percentage of revenues these expenses were 32.6% in 2000 and 25.0% in 1999. In the fourth quarter of 1999, Harbinger announced its intention to spend up to $25 million in marketing, sales and technology development. The increase in selling and marketing expenses is primarily attributable to first quarter 2000 increases in marketing and brand awareness, commissions associated with increased revenues and an accrual for estimated sales taxes.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 32% to $8.7 million in the first quarter of 2000 from $6.6 million in the first quarter of 1999. As a percentage of revenues these expenses were 22.6% in 2000 and 19.6% in 1999. Included in 1999 is a $750,000 credit for recovery of an outstanding royalty receivable from a specific customer that had been reserved for in

1998. Excluding this credit, general and administrative expenses would have been $7.3 million or 21.8% of revenues in 1999. The increase in general and administrative expenses in the first quarter of 2000 is primarily attributable to Harbinger's ongoing investment in information technology, including personnel costs, and increases to Harbinger's allowance for doubtful accounts.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 28% to $2.9 million in the first quarter of 2000 from $2.2 million in the first quarter of 1999. The increase in depreciation and amortization is due to the purchase of computer hardware and software associated with Harbinger's ongoing investments in its information technology infrastructure.

    PRODUCT DEVELOPMENT. Total expenditures for product development, including capitalized software development costs, decreased 5% to $3.7 million in the first quarter of 2000 from $3.9 million in the first quarter of 1999. Total expenses for product development decreased 27% to $2.2 million in 2000 from $3.0 million in 1999. As a percentage of revenues, product development expenses decreased to 5.7% in 2000 from 9.0% in 1999. The decrease in overall product development expenditures in the first quarter of 2000 compared to 1999 is primarily attributable to a reduction in contract labor. Harbinger capitalized software development costs of $1.5 million and $887,000 in the first quarters of 2000 and 1999, respectively. Capitalization increased in 2000 as products reached technological feasibility at Harbinger Labs, Harbinger's development group devoted to next generation product development. Amortization of capitalized software development costs included in direct costs of software totaled $633,000 and $510,000 in the first quarters of 2000 and 1999, respectively.

    EQUITY IN LOSSES OF JOINT VENTURES. The total equity in losses of joint ventures for the first quarter of 2000 is attributable to Harbinger's one-third ownership in GLink LLC, an electronic marketplace for the grocery industry. Harbinger has also recently acquired equity positions in joint ventures created to establish electronic marketplaces for banking, apparel and the golf and hospitality industries. Harbinger anticipates continued losses from these start-up ventures for the remainder of 2000.

    INCOME TAXES. Harbinger recorded income tax expense of $142,000 and $113,000 in the first quarters of 2000 and 1999, respectively. The increase in taxes for the first quarter of 2000 is due primarily to the earnings in certain foreign countries that cannot be offset by losses in other jurisdictions. The effective tax rates of 9.4% and 4.6% for the first quarters of 2000 and 1999 differ from the expected rate of 39% due to reductions in the deferred tax valuation allowance.

    NET INCOME AND EARNINGS PER SHARE.  Harbinger realized net income of
$1.4 million or $0.03 per diluted share in the quarter ended March 31, 2000 and $2.3 million or $0.06 per diluted share in the quarter ended March 31, 1999. In order to facilitate comparison of operating results year over year, Harbinger also presents its earnings adjusted for certain charges and credits and tax-affects the results at a 39% effective rate (core earnings). A comparison of the quarters ended March 31, 2000 and 1999 is as follows:

SUPPLEMENTAL INFORMATION:

                                                             2000          1999
                                                           --------      --------
                                                           (IN THOUSANDS, EXCEPT
                                                              PER SHARE DATA)
Operating income.........................................   $  364        $1,556
Certain general and administrative credits for
  recoveries.............................................       --          (750)
                                                            ------        ------
Adjusted operating income................................      364           806
Interest income, net.....................................    1,391           898
                                                            ------        ------
Core earnings before income taxes........................    1,755         1,704
                                                            ------        ------
Core earnings net of income taxes at 39%.................    1,071         1,039
                                                            ======        ======
Core earnings per share..................................   $ 0.03        $ 0.03
                                                            ======        ======
Weighted average number of diluted shares outstanding....   42,246        40,451
                                                            ======        ======

1999 COMPARED TO 1998

    REVENUES. Total revenues increased 15% to $155.5 million in 1999 from $135.2 million in 1998. Revenues for services increased 23.4% to $108.7 million in 1999 from $88.1 million in 1998. This increase is attributable to growth in Harbinger's operations management and professional services, as well as growth in transaction fees on harbinger.net.

    Revenues from software sales decreased 0.6% to $46.8 million in 1999 from $47.1 million in 1998. In the fourth quarter of 1998, Harbinger phased out about 40% of its product lines, collectively referred to as Sunset Products, and discontinued relationships with certain third-party resellers of the Harbinger's software products. The decline in 1999 software sales is primarily attributable to this phase-out. On a pro forma basis, software sales, net of Sunset Products and discontinued third-party resellers, increased 24.3% to $40.8 million in 1999 from $32.9 million in 1998. Harbinger is in the process of upgrading its products to accommodate public Internet data protocols and Windows functionality and is actively migrating its customer base from old to new technology platforms. Approximately 23% of software revenues were derived from these migrations in 1999.

    DIRECT COSTS. Direct costs for services increased to $46.4 million in 1999 from $34.5 million in 1998. As a percentage of service revenues, these costs were 42.7% in 1999 and 39.2% in 1998. The increase in direct services costs as a percentage of services revenues primarily reflects the effects of a higher proportion of lower-margin professional enablement services revenues in 1999 and the effect of reallocating personnel costs to integration activity costs in 1998. Direct software costs increased to $4.6 million in 1999 from $3.7 million in 1998. Direct software costs as a percentage of software revenues were 9.8% in 1999 and 7.9% in 1998. The increase in direct software costs as a percentage of software revenues is primarily due to an increase in amortization of capitalized software costs while software revenues remained relatively flat due to the phase-out of Sunset Products.

    SELLING AND MARKETING. Selling and marketing expenses increased 25% to $39.6 million in 1999 from $31.6 million in 1998. As a percentage of revenues these expenses were 25.4% in 1999 and 23.4% in 1998. The increase in selling and marketing expenses as a percentage of revenues reflects an increase in sales force personnel in 1999 and an incremental investment in marketing and brand awareness for harbinger.net. In addition, the increase in 1999 is partially attributable to the effect of reallocating personnel costs to integration activity costs in 1998.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased 4% to $31.0 million in 1999 from $32.2 million in 1998. As a percentage of revenues these expenses were 19.9% in 1999 and 23.8% in 1998. Included in 1999 is a $3.3 million charge recorded in the fourth quarter for aged accounts receivable, offset by $1.8 million in credits recorded in the first nine months for recovery of outstanding royalty receivables from a specific customer that had been reserved for in 1998. Included in 1998 is a $5.8 million net charge recorded for outstanding royalty and accounts receivable from a reseller and certain other customer accounts. Excluding the aforementioned net charges, general and administrative expenses would have been $29.5 million or 18.9% of revenues in 1999 and $26.4 million or 19.5% of revenues in 1998. The increase in adjusted general and administrative expenses is primarily attributable to the effect of reallocating personnel costs to integration activity costs in 1998, and increases in office space and investments in information technology in 1999.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 18% to $9.5 million in 1999 from $8.1 million in 1998. As a percentage of revenues these expenses were 6.1% in 1999 and 6.0% in 1998. The increase in depreciation and amortization is due to the purchase of computer hardware and software associated with Harbinger's investment in its information technology infrastructure during 1999 and the latter half of 1998.

    PRODUCT DEVELOPMENT. Total expenditures for product development, including capitalized software development costs, increased 24% to $17.6 million in 1999 from $14.1 million in 1998. Total expenses for product development increased 11% to $11.8 million in 1999 from $10.6 million in 1998. As a percentage of revenues total product development expenses decreased to 7.6% in 1999 from 7.9% in 1998. The increase in product development expenses is primarily attributable to increased development of Internet-based products, the 1999 addition of Harbinger Labs, Harbinger's development group devoted to next generation product development, and the effect of reallocating personnel costs to integration activity costs in 1998. Harbinger capitalized software development costs of $5.8 million and $3.6 million in 1999 and 1998, respectively. In the third quarter of 1999 Harbinger capitalized $1.6 million of development costs for software that was originally being developed for internal use by Harbinger's information technology group. Marketing and licensing efforts on this product were initiated in the third quarter of 1999 and the first license of this product was sold in the fourth quarter of 1999. Excluding this item, capitalized software development costs were $4.2 million or 26.6% of total expenditures for product development in 1999 and $3.6 million or 25.0% of product development in 1998. The increase in amounts capitalized reflects an increase in development activities associated with products that have reached technological feasibility. Amortization of capitalized software development costs included in direct costs of software totaled $2.0 million and $1.6 million in 1999 and 1998, respectively.

    CHARGE FOR PURCHASED IN-PROCESS PRODUCT DEVELOPMENT, WRITE-OFF OF SOFTWARE DEVELOPMENT COSTS, RESTRUCTURING, ACQUISITION-RELATED AND OTHER
CHARGES. Harbinger incurred charges of $27.0 million in 1998 related to the costs of integrating its acquisitions in 1998 and 1997 and its restructuring in 1998. Approximately $4.1 million in 1998 charges were personnel costs reallocated to integration activity costs. The integration activities were completed by the end of 1998 and the internal resources and their associated costs are recorded in their original operating cost categories in 1999.

    INCOME TAXES. Harbinger recorded income tax expense of $813,000 and $705,000 in 1999 and 1998, respectively. Taxable income of $7.4 million will be required in future years to realize Harbinger's net deferred income tax assets at December 31, 1999 of $2.8 million, net of a valuation allowance. Future decreases of $3.3 million in the total valuation allowance of $18.9 million at December 31, 1999 relate to foreign net operating loss carryforwards and will reduce the intangibles associated with those acquisitions as the net operating loss carryforwards are realized.

    DISCONTINUED OPERATIONS. Harbinger discontinued its TrustedLink Procurement business on September 30, 1998 and its TrustedLink Banker division on December 31, 1997, both of which had been generating lower than desired profitability and growth and which management deemed to be no longer strategic to Harbinger. The disposal of TrustedLink Banker was substantially completed by December 31, 1998. During 1999 Harbinger recovered the remaining loss reserve estimates associated with the disposal of TrustedLink Banker as contingencies related with the disposal were resolved. The recovery of the reserve in 1999 for TrustedLink Banker is reported in the accompanying consolidated statements of operations under "Income (loss) on disposal of discontinued operations." At December 31, 1999 Harbinger had a remaining reserve of $3.3 million for TrustedLink Procurement related to certain remaining contingencies.

    NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE. Harbinger realized net income of $16.6 million or $0.41 per diluted share in 1999 and a net loss of $14.7 million or $0.35 per diluted share in 1998. In order to facilitate comparison of operating results year over year, Harbinger also presents its earnings by adjusting for certain charges and tax-affecting the results at a 39% effective rate, or core earnings. A comparison of 1999 and 1998 is as follows:

                                                                1999        1998
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Supplemental Information:
Operating income (loss).....................................   $12,630    $(12,652)
Charges.....................................................        --      27,027
Certain general and administrative charges net of
  recoveries................................................     1,546       5,763
                                                               -------    --------
Adjusted operating income...................................    14,176      20,138
Taxable interest income, net................................     3,467       4,404
                                                               -------    --------
Core earnings before income taxes...........................    17,643      24,542
                                                               -------    --------
Core earnings net of income taxes at 39%....................    10,762      14,970
                                                               -------    --------
Non-taxable interest income.................................        --         426
                                                               -------    --------
Core earnings...............................................   $10,762    $ 15,396
                                                               =======    ========
Core earnings per share.....................................   $  0.26    $   0.36
                                                               =======    ========
Weighted average number of diluted shares outstanding.......    40,739      43,306
                                                               =======    ========

    Core earnings declined in 1999 compared to 1998 primarily as a result of Harbinger's investment in technology and marketing of its e-commerce portal, harbinger.net, in the first three quarters of 1999, as well as the fourth quarter launch of its marketing and brand awareness campaign for Harbinger as a whole. Harbinger expects to continue this program in 2000 as well as increasing its sales force and enhancing its technologies in order to position itself as a primary service provider to the anticipated growing number of businesses seeking e-commerce solutions over the next few years. As a result of these investments Harbinger expects a further decline in core earnings in 2000.

1998 COMPARED TO 1997

    REVENUES. Total revenues increased 14% to $135.2 million in 1998 from $118.2 million in 1997. Revenues for services increased 38.9% to $88.1 million from $63.4 million in 1997. This increase is partly attributable to acquisitions made in 1998, and also reflects growth in transaction fees, professional services and maintenance. Transaction fees increased as a result of an increase in subscribers to Harbinger's value-added network and IVAS networks, plus an increase in the average transaction volume per customer each year. Software revenues decreased 14.1% to $47.1 million in 1998 from $54.8 million in 1997, primarily due to decreased royalty revenues from resellers.

    DIRECT COSTS. Direct costs for services increased to $34.5 million in 1998 from $22.7 million in 1997. As a percentage of service revenues these costs were 39.2% in 1998 and 35.8% in 1997. The increase in direct costs as a percentage of service revenues is primarily attributable to a larger percentage of lower-margin professional enablement services in 1998. Harbinger increased its emphasis on enablement services in response to market demand for e-commerce solutions integration. The increase in direct costs in 1998 compared to 1997 was partially offset by the reallocation of personnel costs to integration activity costs in 1998. Direct software costs decreased to $3.7 million in 1998 from $7.8 million in 1997. Direct software costs as a percentage of software revenues were 7.9% in 1998 and 14.2% in 1997. The decrease in direct software costs is due to decreased software amortization resulting from a write-off of capitalized and purchased software development in connection with certain business combinations in 1997 and a decrease in royalty and other fees paid by Harbinger to third-party resellers in 1998.

    SELLING AND MARKETING. Selling and marketing expenses increased 18% to $31.6 million in 1998 from $26.7 million in 1997. As a percentage of revenues these expenses were 23.4% in 1998 and 22.6% in 1997. The increase in selling and marketing expenses as a percentage of revenues reflects an increase in sales and marketing personnel and related selling costs offset by a decrease in reallocated personnel costs to integration activity costs.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 55% to $32.2 million in 1998 from $20.8 million in 1997. As a percentage of revenues these expenses were 23.8% in 1998 and 17.6% in 1997. The increase in general and administrative expenses is primarily due to a $5.8 million net charge recorded for outstanding royalty and accounts receivable from a reseller and certain other customer accounts. Excluding the impact of this net charge, general and administrative expenses would have increased to $26.4 million or 19.5% of revenues for 1998. The increase in adjusted general and administrative expenses as a percentage of revenues is attributable to an increase in personnel and associated costs in both Harbinger's domestic and European operations, an increase in rent for expanded office space, adjustments to compensation related accruals and a decrease in personnel costs reallocated to integration activity costs in 1998 compared to 1997.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 14% to $8.1 million in 1998 from $7.1 million in 1997. As a percentage of revenues these expenses remained the same. The increase in depreciation and amortization is a result of additions to fixed assets and increased intangible assets acquired through business combinations in 1998.

    PRODUCT DEVELOPMENT. Total expenditures for product development, including capitalized software development costs, decreased 30% to $14.1 million in 1998 from $20.3 million in 1997. Total expenses for product development decreased to $10.6 million in 1998 from $15.3 million in 1997. As a percentage of revenues total product development expenses decreased to 7.9% in 1998 from 12.9% in 1997. The decrease in product development expenses is primarily attributable to efficiencies gained in consolidating development resources of acquired companies, and the impact of personnel costs reallocated to integration activity costs. Harbinger capitalized software development costs of $3.6 million and $5.0 million in 1998 and 1997, respectively, which represented 25.0% and 24.7% of total expenditures for product development in these respective periods. The decrease in amounts capitalized reflects a decrease in development activities associated with products that have reached technological feasibility. Amortization of capitalized software development costs included in direct costs of software totaled $1.6 million and $3.7 million in 1998 and 1997, respectively.

    CHARGE FOR PURCHASED IN-PROCESS PRODUCT DEVELOPMENT, WRITE-OFF OF SOFTWARE DEVELOPMENT COSTS, RESTRUCTURING, ACQUISITION-RELATED AND OTHER
CHARGES. Harbinger incurred charges of $27.0 million in 1998 and $40.6 million in 1997 as a result of 15 acquisitions and two restructurings from 1996 to 1998. Approximately $4.1 million in 1998 and $7.8 million in 1997 in charges were personnel costs reallocated to integration activity costs.

    INCOME TAXES. Harbinger recorded income tax expense of $705,000 and $3.1 million in 1998 and 1997, respectively. 1998 tax expense decreased approximately 77% as compared with 1997. This is primarily due to profits in foreign taxing jurisdictions in 1997 that could not be offset by domestic net operating losses. Foreign tax expense was $1.2 million in 1997 as compared with a benefit of $100,000 in 1998. 1997 tax expense also included deferred taxes of $1.1 million. In 1998 there was no deferred tax expense because all deferred tax assets had been fully reserved for with an allowance.

    DISCONTINUED OPERATIONS. Harbinger discontinued TrustedLink Procurement on September 30, 1998 and TrustedLink Banker on December 31, 1997, both of which had been generating lower than desired profitability and growth and which management deemed to be no longer strategic to Harbinger. The results of TrustedLink Procurement and TrustedLink Banker for 1998 and 1997 are reported in the accompanying reclassified audited consolidated statement of operations under "Loss from operations of TrustedLink Procurement business and TrustedLink Banker division." For TrustedLink Banker, Harbinger in 1997 provided for an anticipated loss of $4.0 million related to the discontinuance of the division, including an estimated $2.3 million for operating losses during the phase-out period. As of December 31, 1998, the disposal of TrustedLink Banker was substantially completed and $2.0 million in anticipated losses not incurred was recorded as a reduction to "Income (loss) on disposal of TrustedLink Banker" on the statement of operations in 1998.

    For TrustedLink Procurement, Harbinger provided for an anticipated loss on the disposal of the business of $6.4 million, including $2.9 million for operating losses during the phase-out period.

    LOSS ON EXTINGUISHMENT OF DEBT. Harbinger recorded a loss of $2.4 million on debt extinguishment in the first quarter of 1997 related to the acquisition of Harbinger Net Services.

    NET LOSS AND LOSS PER SHARE.  Harbinger realized net losses of
$14.7 million or $0.35 per share in 1998 and $39.0 million or $1.02 per share in 1997. In order to facilitate comparison of operating results year over year, Harbinger also presents its earnings by adjusting for certain charges, and tax-affecting the results at a 39% effective rate (core earnings). A comparison of 1998 and 1997 is provided as follows:

SUPPLEMENTAL INFORMATION                                     1998         1997
------------------------                                  ----------   ----------
                                                              (IN THOUSANDS,
                                                          EXCEPT PER SHARE DATA)
Operating loss..........................................   $(12,652)    $(22,705)
Charges.................................................     27,027       40,555
Certain general and administrative charges net of
  recoveries............................................      5,763           --
                                                           --------     --------
Adjusted operating income...............................     20,138       17,850
Taxable interest income, net............................      4,404        3,488
                                                           --------     --------
Core earnings before income taxes.......................     24,542       21,338
                                                           --------     --------
Core earnings net of income taxes at 39%................     14,970       13,017
                                                           --------     --------
Non-taxable interest income.............................        426          418
                                                           --------     --------
Core earnings...........................................   $ 15,396     $ 13,435
                                                           ========     ========
Core earnings per share.................................   $   0.36     $   0.33
                                                           ========     ========
Weighted average number of diluted shares outstanding...     43,306       40,692
                                                           ========     ========

    Core earnings increased in 1998 compared to 1997 primarily as a result of a decrease in product development expenses in 1998 which was realized by consolidating the development resources of acquired companies.

LIQUIDITY AND CAPITAL RESOURCES

    Cash and short-term investments decreased $19.3 million to $73.0 million at December 31, 1999 compared to $92.3 million at December 31, 1998, primarily due to 1999 stock repurchases totaling $17.6 million and a $17.2 million investment in information technology and capitalized software, offset by $15.6 million of positive cash flows from operations and exercises of options and warrants.

    Management expects Harbinger will continue to fund its operations, investment needs and capital expenditures through cash flows generated from operations, cash on hand, and additional equity and debt capital if necessary. Several factors could have an impact on Harbinger's cash flow in the future, including the effects of Harbinger's strategic investment in marketing and sales and technology development, currently projected to be $25 million in additional spending that will substantially be recorded to selling and marketing expenses on the consolidated statement of operations in 2000. Additionally, Harbinger recently announced the creation of a $25 million venture division focused on investing in new vertical market portal opportunities in 2000. Harbinger also anticipates continued liquidation of liabilities incurred due to charges and discontinued operations. Further, management is authorized to repurchase additional Harbinger stock if favorable pricing scenarios develop in the future. Liquidity could also be negatively impacted as a result of a shareholder class action lawsuit filed against Harbinger in 1999. Although the outcome of this action cannot be determined at this time, management does not believe the outcome will have a material adverse effect on Harbinger's financial position.

    Harbinger does not believe that inflation has had a material impact on its business, however, there can be no assurance that Harbinger's business will not be affected by inflation in the future.

EURO CONVERSION

    Effective January 1, 1999, 11 of the 15 member countries of the European Union adopted a single European currency, the euro, as their common legal currency. Like many companies that operate in Europe, various aspects of Harbinger's business were affected by the conversion to the euro. Harbinger has not experienced any significant impact in its internal IT systems or its customer products as a result of the euro conversion.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

    Harbinger has not entered into any transactions using derivative financial instruments or derivative commodity instruments and believes its exposure to interest rate risk, foreign currency exchange rate risk and other relevant market risks is not material.

                              HARBINGER MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The current directors and executive officers of Harbinger and their ages as of March 31, 2000, are as follows:

NAME                                     AGE                              POSITION
----                                   --------   --------------------------------------------------------
James M. Travers.....................     48      President and Chief Executive Officer

Daniel L. Manack.....................     42      Executive Vice President, Global Operations

Dave Bursiek.........................     62      Executive Vice President, Market Development

James K. McCormick...................     43      Chief Financial Officer

Douglas L. Roberts...................     43      Senior Vice President, Worldwide Sales

Gerald Diamond.......................     53      Senior Vice President, Worldwide Product Development

Ray L. Dicasali......................     51      Chief Information Officer

Stuart L. Bell(2)....................     46      Director

William B. King(2)...................     55      Director

Klaus Neugebauer(1)..................     61      Director

David Hildes(1)......................     49      Director

Benn R. Konsynski(1).................     49      Director

David T. Leach(1)....................     49      Director

John D. Lowenberg(1).................     57      Director

Ad Nederlof(1).......................     53      Director

William D. Savoy(2)..................     35      Director

------------------------

(1) Member of the audit committee.

(2) Member of the compensation committee.

    JAMES M. TRAVERS has been a director of Harbinger since March 1999 and has served as President and Chief Executive Officer of Harbinger since
January 2000. He served as President and Chief Operating Officer from
October 1998 until January 2000, as President and General Manager of Harbinger's Software Division from June 1997 until October 1998, and from January 1994 until June 1997, he served as President of Harbinger Enterprise Solutions Division. From 1978 through 1994, Mr. Travers served in various managerial positions with Texas Instrument's Information Technology Group, including Vice President for North American Field Operations, and from June 1992 through December 1994 as Director of Business Development for Texas Instrument's Worldwide Applications Software Business.

    DANIEL MANACK has served as Executive Vice President, Global Operations, of Harbinger since March 2000. From 1999 to March 2000, he served as Senior Vice President and General Manager of the EC Solutions Division of Harbinger. From February 1998 to February 1999, he served as Vice President and General Manager--Professional Services & Outsourcing Practice, and from January 1997 to February 1998 he served as Vice President of Professional Services and Outsourcing. From September 1994 until December 1996, he was a principal with the Information Services unit of Unisys Corporation. From June 1980 through August 1994, Mr. Manack served in various managerial positions with Texas Instruments.

    DAVE BURSIEK has served as Executive Vice President, Market Development, of Harbinger since March 2000. From February 1999 to March 2000, he served as Executive Vice President and General Manager of Customer Solutions and Enhancements Division. From January 1997 through February 1999, he served as Senior Vice President of Sales, with responsibility for mass deployment sales. From December 1996 until January 1997, he served as the Executive Vice President of Sales of Supply Tech, Inc., which was acquired by Harbinger in January 1997. From 1995 until December 1996, he was a management consultant with Optimum Associates, a consulting firm. In 1994, he served as Chief Executive Officer of Sapiens International, a software and consulting firm.

    JAMES K. MCCORMICK has served as Chief Financial Officer of Harbinger since April 1, 1999. From September 1997 until February 1999, he served as Chief Financial Officer, Treasurer and Secretary of Knology Holdings, Inc., a telecommunications service provider. From 1992 until August 1997, he worked as Corporate Controller and Treasurer for United Dairy Farmers, Inc., which is a holding company for dairy retail and manufacturing companies.

    DOUGLAS L. ROBERTS has served as Senior Vice President--Worldwide Sales of Harbinger since April 1999. From October 1995 until April 1999, he served as Senior Vice President--Sales, of BellSouth Wireless Data, a telecommunications wireless data provider. From October 1993 until October 1995, he served as Vice President--General Manager--International of Software AG, a software firm.

    STUART L. BELL has been a director of Harbinger since April 1995. Mr. Bell has served as the Chairman of Webloyalty.com, a web marketing firm since 1999, and as the Vice-Chairman of Interval International, a time share exchange company since 1997. He served as Chairman of Innovative Medical Research, a provider of clinical trials, from January 1995 until February 1998.

    GERALD DIAMOND has served as Senior Vice President, Worldwide Product Development of Harbinger since December 1997. From May of 1996 to December of 1997, Mr. Diamond served as Senior Vice President of Premenos Technology Corp., a business-to-business e-commerce company which was acquired by Harbinger in December of 1997. From January 1994 to April of 1996, Mr. Diamond served as President of Don Valley Technology Corporation, a business-to-business e-commerce company which was acquired by Premenos in April of 1996.

    RAY L. DICASALI has served as Chief Information Officer of Harbinger since July 1998. From May 1995 to July 1998, Mr. Dicasali served as Chief Technology Officer for Anacomp, a leading electronic document company.

    WILLIAM B. KING has been a director of Harbinger since January 1993.
Mr. King has served as Chairman of Private Business, Inc., a banking software provider, since 1991. From 1986 until February 1995, Mr. King served as Chairman of FISI-Madison Financial Corporation, Chairman of CUC Europe, and served on the Board of Directors of CUC International.

    KLAUS NEUGEBAUER has been a director of Harbinger since March 1997.
Dr. Neugebauer was a co-founder of Softlab GmbH, an international software development company that was sold to BMW AG in 1991. Dr. Neugebauer is a member of a number of German industrial boards and acts as a strategic information technology advisor to the State of Bavaria and the German Federal Government, and since 1991, has been a partner in NSE, Inc., an investment firm specializing in the software industry.

    DAVID HILDES has been a director of Harbinger since December 1997.
Mr. Hildes is a private investor. Prior to the acquisition of Premenos Technology Corp. in December 1997, Mr. Hildes was Vice Chairman, Secretary and a Director of Premenos from its organization in July 1995 until its acquisition by Harbinger in December 1997. Mr. Hildes was a Director and the Treasurer of Premenos from October 1989 until December 1997, and Vice Chairman, Director and Secretary from July 1995 until December 1997.

    BENN R. KONSYNSKI has been a director of Harbinger since December 1996. Since 1993, Dr. Konsynski has been the George S. Craft Professor of Business Administration at the Goizueta Business School at Emory University. From 1987 to 1993, he served on the faculty at Harvard Business School. Dr. Konsynski is also a director of Tessco Technologies, Inc.

    DAVID T. LEACH has been a director of Harbinger since February 1994 and is a private investor. He has served as acting Chairman of the Board since
January 2000 and served as Vice Chairman from September 1998 until
January 2000. From March 1997 until September 1998, he served as Chief Executive Officer of Harbinger, from February 1994 until March 1997, he served as President and Chief Operating Officer of Harbinger, and from June 1992 until February 1994, he was Executive Vice President, Group Sales and Operations.

    JOHN D. LOWENBERG has been a director of Harbinger since December 1997.
Mr. Lowenberg has been a manager of the general partner of Anvil Investment Associates, L.P., an investment fund since 1998. From 1970 to October 1997, he was employed by The Robinson-Humphrey Company, an investment banking firm, in increasingly senior capacities, serving as a Managing Director and a Director at the time of his departure. Mr. Lowenberg previously served as a director of Harbinger and its predecessors from 1983 to May 1995. Mr. Lowenberg has served as a Trustee since 1988 and the Chairman since 1990 of the Investment Committee of Denison University.

    AD NEDERLOF has been a director of Harbinger since April 1997. Mr. Nederlof has served as President and Chief Executive Officer of Genesys Telecommunications Laboratories, a provider of call center software, since
March 2000, and served as Senior Vice President--Europe, Middle East and Africa from March 1999 until March 2000. Genesys was acquired by Alcatel S.A. in January 2000. He served as President and Chief Operating Officer of Richter Systems, Inc., a provider of software applications for the retail industry, from March 1998 until February 1999. Mr. Nederlof was an independent software consultant from 1996 until March 1997. He served as Vice President of Oracle Northern Europe from 1994 to 1996, with responsibility for all Northern European subsidiaries. From 1991 to 1994, he served as Managing Director of Oracle Nederland BV, Oracle's Dutch subsidiary.

    WILLIAM D. SAVOY has been a director of Harbinger since May 1993. Mr. Savoy has served as President of Vulcan Northwest, Inc. since 1988. Vulcan
Ventures, Inc., a shareholder of Harbinger, and Vulcan Northwest, Inc. are beneficially owned by Paul G. Allen. Mr. Savoy is also a director of Telescan, Inc., Ticketmaster Online--City Search, Inc., USA Networks, Inc., Metricom, Inc., Charter Communications, Inc., drugstore.com, Go2Net, Inc., Value America and High Speed Access Corporation.

ELECTION AND COMPENSATION OF DIRECTORS

    Harbinger's board of directors is divided into three classes that serve staggered three-year terms and are as nearly equal in number as possible. The board currently consists of four Class I directors, Stuart L. Bell, William B. King, Klaus Neugebauer, and James M. Travers; three Class II directors, David Hildes, David T. Leach, and Ad Nederlof; and three Class III directors, Benn R. Konsynski, John D. Lowenberg, and William D. Savoy. At each annual meeting of shareholders, a class of directors are elected to serve for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I directors will expire at the 2003 annual meeting of shareholders, the terms of the Class II directors will expire at the 2001 annual meeting of shareholders, and the terms of the Class III directors will expire at the 2002 annual meeting of shareholders.

    As compensation for serving on the board of directors, directors who are not also employees of Harbinger receive $1,250 for each meeting of the full board and $250 for teleconference board meetings of 90 minutes or less in which they participate. In Harbinger's discretion, nonemployee directors may also be reimbursed for reasonable expenses incurred by them in connection with their attendance at board meetings. Nonemployee directors are also eligible to receive options under

Harbinger's Amended and Restated 1993 Stock Option Plan for Nonemployee Directors. Under this plan, nonemployee directors receive an option to purchase 15,000 shares of common stock upon becoming a director and an additional 15,000 shares of common stock each year immediately following the annual shareholders meeting. These options are fully vested upon issuance.

BOARD COMMITTEES

    Harbinger's board of directors has established an audit committee and compensation committee. John Lowenberg, Klaus Neugebauer, Ad Nederlof, David Leach and Benn Konsynski presently serve on the audit committee. The audit committee met one time in 1999. The primary functions of the audit committee are to (i) review the scope and timing of the audit and non-audit services to be rendered by Harbinger's independent accountants, to review audit plans of the independent accountants and to review the reports upon completion of their audits, (ii) to review the appropriateness of Harbinger's accounting policies, the adequacy of its financial controls and the reliability of the financial information reported to the public, and (iii) to report to the board of directors on its activities.

    Stuart Bell, William Savoy and William King presently serve on the compensation committee. The compensation committee met 3 times in 1999. The primary functions of the compensation committee are to review and approve, subject to ratification of the board of directors, the Chief Executive Officer's compensation, to consult with the Chief Executive Officer and approve compensation for executive officers and other key employees, to administer Harbinger's stock option plans and employee stock purchase plan including approval of all awards thereunder, to approve management incentive plans for senior management, and to report to the board of directors on these activities.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the directors of Harbinger serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of the Harbinger board of directors or compensation committee.

EXECUTIVE COMPENSATION

    The following table presents summary information concerning compensation earned for services rendered to Harbinger by its Chief Executive Officer and each of the other four most highly compensated executive officers of Harbinger during 1999 for the fiscal years ended December 31, 1999, 1998 and 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM
                                                                                COMPENSATION
                                                                                   AWARDS
                                                                                ------------
                                                          ANNUAL COMPENSATION    SECURITIES
                                                          -------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                      YEAR      SALARY     BONUS       OPTIONS      COMPENSATION(1)
---------------------------                    --------   --------   --------   ------------   ---------------
James M. Travers(2) .........................    1999     $256,833   $ 86,940      100,000             --
  President and Chief Executive Officer          1998      184,833      8,800      120,000             --
                                                 1997      140,985     59,000      108,750        $25,000(3)

C. Tycho Howle(2) ...........................    1999     $314,583   $111,000           --             --
  Former Chairman of the Board and Chief         1998      257,216         --           --             --
  Executive Officer                              1997      213,977     81,000      225,000             --

David Bursiek ...............................    1999     $161,537   $ 64,864       35,000             --
  Executive Vice President, Market               1998      150,766     36,872       39,932             --
  Development                                    1997      162,500     55,100       11,250             --

Daniel L. Manack(4) .........................    1999     $178,197   $ 76,512       35,000             --
  Executive Vice President, Global Operations    1998      141,167     25,039       63,896             --
                                                 1997      122,375         --        7,500             --

Douglas L. Roberts(5) .......................    1999     $214,803   $106,667      200,000        $45,799
  Senior Vice President, Worldwide Sales         1998           --         --           --             --
                                                 1997           --         --           --

------------------------

(1) In accordance with rules of the SEC, other compensation in the form of perquisites and other personal benefits has been omitted if such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for such year.

(2) In January 2000, Mr. Howle resigned as Chairman and Chief Executive Officer of the Harbinger and Mr. Travers became President and Chief Executive Officer. During 1999, Mr. Travers served as President and Chief Operating Officer.

(3) Mr. Travers was reimbursed $25,000 for certain expenses incurred in connection with his relocation to Atlanta.

(4) Mr. Manack joined the Harbinger in January 1997.

(5) Mr. Roberts joined the Harbinger in April 1999. Other compensation is primarily comprised of relocation costs.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table contains information concerning options granted during the year ended December 31, 1999 to the executive officers named in the table above:

                                                                                               POTENTIAL REALIZABLE
                                                                                              VALUE AT ASSUMED ANNUAL
                                                                                               RATES OF STOCK PRICE
                                                                      EXERCISE                APPRECIATION FOR OPTION
                        NUMBER OF SECURITIES    % OF TOTAL OPTIONS    OR BASE                         TERM(2)
                         UNDERLYING OPTIONS    GRANTED TO EMPLOYEES    PRICE     EXPIRATION   -----------------------
NAME                         GRANTED(1)           IN FISCAL YEAR       ($/SH)       DATE         5%           10%
----                    --------------------   --------------------   --------   ----------   ---------   -----------
James M. Travers......        100,000                    4.93%         $10.50     04/30/06    $427,455    $1,618,698
C. Tycho Howle........             --                      --              --           --          --            --
David Bursiek.........         35,000                    1.73            6.75     04/01/06      96,177       364,207
Daniel L. Manack......         35,000                    1.73            6.75     04/01/06      96,177       364,207
Douglas Roberts.......        200,000                    9.86            8.87     04/09/06     722,196     2,734,828

------------------------

(1) The options granted were awarded under the Harbinger's 1996 Stock Option Plan. The options granted under the 1996 Plan are exercisable for a period not to exceed seven years from the date of grant. Options generally vest over four years of continuous employment with Harbinger. The exercise price of each option granted was not less than 100% of the fair market value of a share of common stock on the date of grant.

(2) Amounts represent the hypothetical gains that could be achieved for the respective options at the end of the seven-year option term. The assumed 5% and 10% rates of stock appreciation are mandated by the rules of the SEC and may not accurately reflect the appreciation of the price of the common stock from the grant date until the expiration of the option term. These assumptions are not intended to represent a forecast of future stock appreciation of the common stock. No assurance can be given that the common stock will appreciate at all.

AGREEMENTS WITH EMPLOYEES

    Employees of Harbinger, including executive officers, are required to sign an agreement with Harbinger defining the employee's responsibilities, restricting the ability of the employee to compete with Harbinger during his or her employment and for a designated period thereafter, restricting solicitation of customers and employees following employment with Harbinger, and providing for ownership and assignment of intellectual property rights to Harbinger. The agreements have an indefinite term, but the employee may terminate employment with Harbinger at any time.

    Effective January 19, 2000, Harbinger entered into an employment agreement with James M. Travers to provide for Mr. Travers' continued services as President and Chief Executive Officer. The employment agreement provides for a three-year term at an initial base salary of $250,000, with a bonus opportunity of 75% of base salary at target if certain performance criteria are met. In addition to the terms of Harbinger's standard employment agreement described above, Mr. Travers' employment agreement provides for: (1) an option grant under the 1996 Plan to purchase 200,000 shares of common stock at a price equal to the fair market value of the common stock on the date of the grant, (2) termination for cause by Harbinger without payment of severance, (3) voluntary departure by Mr. Travers without severance, and (4) termination without cause by Harbinger with payment of severance.

    Harbinger may terminate Mr. Travers for cause if Mr. Travers: (1) knowingly and willfully engages in misconduct with respect to the business and affairs of Harbinger, (2) violates any policy of Harbinger in a material way relating to ethical business conduct, practices or fiduciary duties of a senior executive,
(3) knowingly and willfully breaches any material provision of his employment agreement that is not remedied within 30 days after receipt of notice,
(4) commits a felony or an illegal act involving moral turpitude or fraud or dishonesty that may reasonably be expected to have a material adverse effect on Harbinger, or (5) fails to comply with reasonable directives of the board, if not remedied within 30 days after receipt of notice. If Harbinger terminates Mr. Travers without cause, then it will be obligated to pay Mr. Travers the net present value of the compensation that would be payable to Mr. Travers during the remaining term of his employment agreement.

    Mr. Travers' stock options vest ratably over four years. In the event Harbinger terminates Mr. Travers without cause, the stock options will continue to vest as if he were still employed by Harbinger. Further, in the event of a change in control of Harbinger, Mr. Travers' stock options shall immediately vest in their entirety. A change in control shall be deemed to have occurred if (and only if) any of the following shall have taken place: (1) a change in control is reported by Harbinger in response to either Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended or the (Exchange Act), or Item 1 of Form 8-K promulgated under the Exchange Act; (2) any person (as such term is used in Section 13(d) and 14(d)(2) of the Exchange Act) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of securities of Harbinger representing 40% or more of the combined voting power of Harbinger's then outstanding securities; or (3) following the election or removal of directors, a majority of the board consists of individuals who were not members of the board two years before such election or removal, unless the election of each director who was not a director at the beginning of such two-year period has been approved in advance by directors representing at least a majority of the directors then in office who were directors at the beginning of the two-year period.

    On March 4, 1997, Harbinger entered into an employment agreement with C. Tycho Howle in relation to his services as Chairman and Chief Executive Officer of Harbinger, on substantially the same terms as Mr. Travers' agreement. The employment agreement provided for a four-year term at a base salary of $275,000 per year for the period between January 1, 1999 and March 31, 1999 and $300,000 per year for the period between April 1, 1999 and December 31, 1999, with a bonus opportunity of 50% of base salary at target if certain performance criteria were met. Mr. Howle voluntarily resigned as Chairman and Chief Executive Officer in January 2000 and will not receive any payments from Harbinger under his contract.

    In addition to the standard employment agreements referred to above, Messrs. Manack and Roberts have entered into amendments to their respective employment agreements which provide that in the event of change of control of Harbinger and their termination of employment from Harbinger in connection with the change of control, all outstanding unvested stock options will become fully vested and exercisable. Mr. Bursiek has entered into an employment agreement which provides that he will receive certain cash payments in the event of his involuntary termination.

401(K) PROFIT SHARING PLAN

    Effective April 1, 1998, Harbinger merged its previous three 401(k) plans into one plan, now called the Harbinger Corporation 401(k) Retirement Plan. The 401(k) plan is intended to be a profit sharing plan as defined for purposes of Sections 401(a), 402, 412 and 417 of the Code of 1986, as amended, contain a cash or deferred arrangement under Sections 401(f) of the Code, and comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended.

    The 401(k) plan allows eligible employees to participate beginning on the first day of the first month following the employee's hire date. The employee may contribute from 2% to 15% of salary to the 401(k) plan up to a maximum of $10,000 per year. Harbinger makes a discretionary matching contribution of 50% of the employee's contribution, up to a maximum of 4% of annual compensation, subject to a $2,200 limit per employee. Harbinger match is made each pay period and vests 25% per year while the employee remains employed. Unvested portions of Harbinger match are forfeited at termination of employment.

STOCK OPTION PLANS AND STOCK PURCHASE PLAN

    STOCK OPTION PLANS. Harbinger's 1996 Stock Option Plan was approved by Harbinger's shareholders and became effective on May 8, 1996. The 1996 plan replaced Harbinger's Amended and Restated 1989 Stock Option Plan. Following approval of the 1996 plan at the annual shareholders meeting in 1996, no further stock options were granted under the 1989 plan. The 1989 plan continues in effect only with respect to outstanding stock options which were granted under that plan and will terminate and cease to exist as of the date on which all outstanding stock options which were granted under the 1989 plan are exercised in full, expired or canceled. The purpose of the 1996 plan is to provide incentives for officers, directors, consultants and key employees to promote the success of Harbinger, and to enhance Harbinger's ability to attract and retain the services of such persons. The aggregate number of shares of common stock reserved for issuance under the 1996 Plan is 9,737,500 shares, plus an amount equal to the number of all shares that are either not subject to options granted under the 1989 plan or were subject to options granted under the 1989 plan that expire without exercise. Options granted under the 1996 plan may be either
(1) options intended to qualify as "incentive stock options" under Section 422 of the Code, or (2) non-qualified stock options, each of which are approved plans under Section 423 of the Code. The 1996 Plan permits the grant of stock appreciation rights in connection with the grant of stock options. Stock options may be granted under the 1996 plan for all employees and consultants of Harbinger, or of any present or future subsidiary or parent of Harbinger, who are considered "key employees" or "key consultants." The 1996 plan is administered by the compensation committee of the board of directors. The compensation committee has the authority to determine exercise prices applicable to the options, the eligible officers, directors, consultants or employees to whom options may be granted, the number of shares of Harbinger's common stock subject to each option, and the extent to which options may be exercisable. The compensation committee is empowered to interpret the 1996 plan and to prescribe, amend and rescind the rules and regulations pertaining to the 1996 plan. Options granted under the 1996 Plan generally vest ratably over four years. No option is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by such optionee, unless otherwise approved by the compensation committee.

    Any incentive stock option that is granted under the 1996 plan may not be granted at a price less than the fair market value of the common stock on the date of grant (or less than 110% of fair market value in the case of holders of 10% or more of the total combined voting power of all classes of stock of Harbinger or a subsidiary or parent of Harbinger). Non-qualified stock options may be granted at the exercise price established by the compensation committee, which may be less than the fair market value of the common stock on the date of grant.

    Each option granted under the 1996 plan is exercisable for a period determined by the compensation committee, which period may not exceed ten years from the date of grant (or five years in the case of a holder of more than 10% of the total combined power of all classes of stock of Harbinger or of a subsidiary or parent of Harbinger). Options terminate upon expiration of such period, or earlier upon termination of the recipient's employment with Harbinger, or as determined by the compensation committee.

    The terms of the 1989 plan are substantially similar to the terms of the 1996 plan. The material difference between the plans is the manner of exercise permitted by the 1996 plan. Under the 1996 plan, payment of the purchase price for shares of common stock purchased upon exercise of an option may be made in any of the following terms: (1) in cash or subject to the sole discretion of Harbinger's board of directors,(2) by delivery to Harbinger of a number of shares of common stock which have been owned by the optionee for at least six months prior to the date of exercise of the option having an aggregate fair market value on the date of delivery of not less than the total purchase price for the shares being purchased upon exercise of the option; (3) by delivery of a promissory note executed by the optionee to Harbinger which shall include such terms and conditions as approved by the board of directors, including without limitation, that: (a) the balance equal to the aggregate purchase price for the shares being purchased shall be payable in equal installments over such a period as approved by the board of directors; (b) interest shall accrue at a per annum rate equal to the prime rate as announced by the Wall Street Journal as the prevailing "prime rate" of interest per annum; and (c) the optionee shall be personally liable for the repayment of the unpaid principal balance of the loan and any and all accrued but unpaid interest on the loan; (4) by surrender of a number of shares of common stock otherwise issuable upon exercise of the option having an aggregate fair market value on the date of exercise of not less than the total purchase price for all shares being purchased upon exercise of the option, including the shares being surrendered; and (5) in any combination of the forms described above as approved by the board of directors.

    As of March 8, 2000, options to purchase 361,918 shares of common stock were outstanding under the 1989 plan and 2,772,825 shares of common stock had been issued upon exercise of options granted under the plan. As of March 8, 2000, options to purchase 5,752,526 shares of common stock were outstanding under the 1996 plan and 2,075,597 shares of common stock had been issued upon exercise of options granted under such plan.

    NONEMPLOYEE DIRECTORS PLAN. The Amended and Restated 1993 Stock Option Plan for Nonemployee Directors became effective on April 30, 1993. A total of 875,000 shares of common stock have been reserved for issuance under the nonemployee directors plan.

    The terms of the options granted under the nonemployee directors plan, including the exercise price, dates and number of shares subject to the options are specified in the nonemployee directors plan. The nonemployee directors plan provides for the automatic granting of non-qualified stock options to nonemployee directors. Each nonemployee director receives an option to purchase 15,000 shares of common stock on the date of, and at a time immediately following every, annual meeting of the shareholders. Each nonemployee director who is first appointed or elected to the board and attends a regular quarterly meeting of the board which occurs at any time other than at an annual meeting of the shareholders is granted an option to purchase a number of shares of common stock equal to the product of (1) 15,000 multiplied by (2) a fraction, the numerator of which is the number of regular quarterly directors meetings expected by the Chief Executive Officer of Harbinger to occur between the date that such nonemployee director is appointed or elected to the board and the first annual meeting of shareholders following such appointment or election, and the denominator of which is four. Annual grants and interim grants vest upon grant. No option is transferable by the optionee other than by will or laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by such optionee, unless otherwise approved by the compensation committee. The exercise price of all options must be at least equal to the fair market value of the shares on the date of grant, and the term of each option may not exceed seven years. The nonemployee directors plan will continue in effect for a period of ten years unless sooner terminated by the board of directors.

    As of March 8, 2000, options to purchase an aggregate of 355,874 shares of common stock were outstanding under the nonemployee directors plan and approximately 94,312 shares had been issued pursuant to the exercise of options granted under the plan.

    STOCK PURCHASE PLAN. On May 8, 1995, the shareholders of Harbinger approved the Amended and Restated Harbinger Corporation Employee Stock Purchase Plan to be effective January 1, 1996. The purpose of the stock purchase plan is to encourage and enable employees of Harbinger and its subsidiaries to acquire a proprietary interest in Harbinger through ownership of shares of common stock. The stock purchase plan authorizes the issuance of up to 587,500 shares of common stock (subject to adjustment for capital changes) pursuant to the exercise of non-transferable options granted to participating employees.

    An employee who elects to participate in the stock purchase plan must authorize a stated dollar amount of the employee's regular pay to be deducted by Harbinger from the employee's pay during each of four quarterly payroll deduction periods. The minimum deduction for a participant is $10.00 per pay period. Purchase periods begin on January 1, April 1, July 1, and October 1 of each calendar year. On the last day of each purchase period, Harbinger is deemed to have granted a purchase right to each participant as of the first day of the purchase period to purchase as many shares of common stock as can be purchased with the participant's payroll deductions. On the last business day prior to reporting of financial results for the current fiscal period, the participant is deemed to have exercised this option, at the option price, to the extent of such participant's accumulated payroll deductions. The participant may not purchase common stock having a fair market value, measured on the first business day of the Purchase Period, in excess of $3,750 during a Purchase Period. The option price under the stock purchase plan is equal to 85% of the fair market value of the common stock on the third business day after the reporting of financial results for either the prior or current fiscal period, whichever is lower. Interest is not paid on amounts deducted from an employee's pay and used to purchase common stock under the stock purchase plan. An employee may not sell shares purchased under the stock purchase plan for at least one purchase period following the purchase period in which the option for such shares was granted.

    An employee elects to participate by delivering to Harbinger a participation form authorizing the stated dollar amount to be deducted each pay period for the entire purchase period. If an employee does not file a participation form at least 15 days before the start of a purchase period, the employee's election or payroll deductions for the preceding purchase period remains in effect. Employee's rights under the stock purchase plan may not be assigned, transferred, pledged or otherwise disposed of, except by will or the laws of descent and distribution.

    Employees of Harbinger and whose customary employment is more than 20 hours per week and five or more months per calendar year are eligible to participate in the stock purchase plan. An employee may not be granted an option under the stock purchase plan if after the granting of the option such employee would be deemed to own 5% or more of the combined voting power of value of all classes of stock of Harbinger. As of March 8, 2000, approximately 869 employees are eligible to participate in the stock purchase plan.

    An employee's rights under the stock purchase plan terminate upon termination of his or her employment for any reason, including retirement. Upon termination, Harbinger will refund the employee's payroll deductions made during the purchase period. A participant may withdraw from the stock purchase plan at any time prior to the last business day of any purchase period by delivering to Harbinger a participation withdrawal form. The participant may elect on the withdrawal form to receive all of the accumulated payroll deductions as a refund or to exercise the participant's outstanding purchase rights to purchase common stock in the amount of payroll deductions withheld during the purchase period. A participant who withdraws from the stock purchase plan is not eligible to rejoin the stock purchase plan until the second purchase period following the purchase period of withdrawal. In the event a participant who is an officer who files reports under Section 16 of the Securities Exchange Act of 1934, as amended, ceases participation in the Plan, such officer may not re-enroll in the stock purchase plan under the purchase period beginning coincident with or immediately following the expiration of a six-month period beginning upon the effective date of such officer's withdrawal from the stock purchase plan.

    The stock purchase plan is administered by the compensation committee. No member of the board of directors is eligible to participate in the stock purchase plan during the period he serves as a member of the compensation committee. The proceeds received by Harbinger from the sale of common stock pursuant to the stock purchase plan will be used for general corporate purposes.

    The following discussion summarizes certain tax considerations for employees participating in the stock purchase plan and certain tax effects to Harbinger. However, the summary does not address every situation that may result in taxation. For example, it does not discuss the state taxes or the tax implications arising from a participant's death. The stock purchase plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, and the provisions of Section 401(a) of the Code are not applicable to the stock purchase plan.

    Amounts deducted from any employee's pay under the stock purchase plan are included in the employee's compensation subject to federal income and social security taxes, and Harbinger will withhold taxes on these amounts. An employee of Harbinger will not recognize any additional income at the time he or she elects to participate in the stock purchase plan, or purchase common stock under the stock purchase plan.

    If an employee of Harbinger disposes of common stock purchased pursuant to the stock purchase plan within two years after the first business day of the purchase period in which such stock was purchased, the employee will recognize ordinary compensation income at the time of disposition in an amount equal to the excess of the fair market value of the stock on the day the stock was purchased over the purchase price the employee paid for the stock (i.e., the amounts withheld from the employee's compensation used to purchase the stock). This amount may be subject to withholding taxes, including social security taxes. In addition, the employee generally will recognize a capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the stock and his or her basis in the stock, which is his or her purchase price plus the amount taxed as compensation income. Generally, if the shares have been held for more than eighteen months, such gain or loss will be long-term capital gain or loss.

    If an employee of Harbinger disposes of common stock purchased pursuant to the stock purchase plan more than two years after the first business day of the purchase period in which such stock was purchased, the employee will recognize as ordinary compensation income at the time of such disposition an amount equal to the lesser of (a) the excess of the fair market value of the stock measured at the time of such disposition over the amount paid for the stock, or (b) 15% of the fair market value of the stock measured as of the first business day of the purchase period in which the stock was purchased. This amount, however, is not subject to social security taxes or other withholding. In addition, the employee generally will recognize a long-term capital gain or loss in an amount equal to the difference between the amount realized upon the disposition of the stock and his or her basis in the stock.

                      HARBINGER RELATED PARTY TRANSACTIONS

    Harbinger has purchased insurance on the life of Mr. Travers and at December 1999 had similar insurance on the life of Mr. Howle. The policy for Mr. Howle was cancelled in January 2000.

    Harbinger earned $73,000 in revenue in 1999 for software development, consulting and network services under an agreement with Lifeline Networks, B.V., an entity in which Ad Nederlof is a minority shareholder. Mr. Nederlorf has been a director of Harbinger since April 1997. Harbinger also paid $23,000 to Lifeline for expenses relating to support in terminating certain discontinued lines of business in Harbinger's Dutch subsidiary.

                        HARBINGER PRINCIPAL SHAREHOLDERS

    The following table sets forth the amount and percent of shares of Harbinger common stock which, as of March 31, 2000, are deemed under the rules of the Securities and Exchange Commission to be beneficially owned by each member of the board of directors of Harbinger's, by each executive officer of Harbinger's, by all directors, nominees and executive officers of Harbinger's as a group, and by any person or group known to Harbinger's as of that date to be a beneficial owner of more than 5% of the outstanding shares of common stock.

                                                                COMMON STOCK BENEFICIALLY OWNED(1)
                                                              --------------------------------------
                                                              NUMBER OF SHARES
DIRECTORS AND EXECUTIVE OFFICERS                              OF COMMON STOCK    PERCENTAGE OF CLASS
--------------------------------                              ----------------   -------------------
Stuart L. Bell(2)...........................................       101,687                 *
David Hildes(3).............................................     1,431,417               3.6
C. Tycho Howle(4)...........................................       704,809               1.8
William B. King(5)..........................................        99,474                 *
Benn R. Konsynski(6)........................................        52,715                 *
David T. Leach(7)...........................................       982,687               2.5
John D. Lowenberg(8)........................................       129,942                 *
Ad Nederlof(9)..............................................        76,125                 *
Klaus Neugebauer(10)........................................        63,000                 *
William D. Savoy(11)........................................     2,844,166               7.2
James M. Travers(12)........................................       120,507                 *
David Bursiek(13)...........................................         9,552                 *
Daniel Manack(14)...........................................         8,752                 *
James McCormick(15).........................................        17,500                 *
Douglas Roberts (16)........................................        50,000                 *
Gerald Diamond(17)..........................................        26,696                 *
Ray L. Dicasali(18).........................................        16,000                 *
All executive officers and directors as a group (17
  persons)(19)..............................................     6,735,029              16.3%

                                                              NUMBER OF SHARES
PERCENTAGE 5% SHAREHOLDERS OF CLASS                           OF COMMON STOCK    PERCENTAGE
-----------------------------------                           ----------------   ----------
Vulcan Ventures, Inc./Paul G. Allen.........................  2,740,854              6.9%
  110 110(th) Avenue, N.E.
  Suite 550
  Bellevue, WA 98004

Massachusetts Financial Services Company....................  4,196,566             10.6%
  500 Boylston Street
  Boston, MA 02116

------------------------

*   Less than 1% of the outstanding common stock.

 (1) Information with respect to beneficial ownership shown in the table above is based on information supplied by the directors and executive officers of Harbinger and filings made with the Commission or furnished to Harbinger by other shareholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 40,057,369 shares of common stock outstanding as of March 31, 2000 and includes shares of common stock subject to options that may be exercised within 60 days of March 31, 2000. These shares are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage of any other person shown in the table.

 (2) Includes 50,437 shares subject to options exercisable within 60 days.

 (3) Includes 1,144,217 shares held of record by Mr. Hildes, 240,000 shares held by a charitable remainder trust of which Mr. Hildes and his wife are income beneficiaries, and 47,200 shares subject to options exercisable within 60 days.

 (4) Includes 526,074 shares held of record by Mr. Howle, 41,825 shares held of record by Mr. Howle's wife, an aggregate of 16,585 held by Mr. Howle's children, 32,325 shares held in a family limited partnership for the benefit of Mr. Howle, his wife and children, and 88,000 shares held by a family limited partnership. Mr. Howle disclaims beneficial ownership of all such shares, other than shares held of record by him for his own benefit. Mr. Howle resigned as Chairman and Chief Executive Officer of the Company in January 2000.

 (5) Includes 70,125 shares subject to options exercisable within 60 days.

 (6) Includes 47,765 shares subject to options exercisable within 60 days.

 (7) Includes 465,600 shares held by Mr. Leach, 5,212 shares held of record by Mr. Leach's wife and 511,875 shares subject to options exercisable within 60 days.

 (8) Includes 85,442 shares held jointly by Mr. Lowenberg and his wife, 11,500 shares held by the Lowenberg Charitable Trust, the trustees of which are Mr. Lowenberg and his wife, and as to which Mr. Lowenberg disclaims beneficial ownership, and 33,000 shares subject to options exercisable within 60 days.

 (9) Includes 61,125 shares subject to options exercisable within 60 days.

(10) Includes 9,000 shares subject to options exercisable within 60 days.

(11) Includes 72,375 shares subject to options exercisable within 60 days. Also includes 2,740,854 shares beneficially owned by Vulcan Ventures, Inc. and Paul G. Allen, as to which Mr. Savoy disclaims beneficial ownership.
     Mr. Savoy is the President of Vulcan Northwest, Inc., a company that is beneficially owned by Mr. Allen. Mr. Savoy's address is 110 110th Avenue N.E., Bellevue, WA 98004.

(12) Includes 111,269 shares subject to options exercisable within 60 days.

(13) Includes 800 shares held of record by Mr. Bursiek's wife and 8,752 shares subject to options exercisable within 60 days.

(14) Includes 8,752 shares subject to options exercisable within 60 days.

(15) Includes 17,500 shares subject to options exercisable within 60 days.

(16) Includes 50,000 shares subject to options exercisable within 60 days.

(17) Includes 3,801 shares held of record by Mr. Diamond's wife and 22,895 shares subject to options exercisable within 60 days.

(18) Includes 15,000 shares subject to options exercisable within 60 days.

(19) Includes 1,137,070 shares subject to options exercisable within 60 days and 3,174,389 shares as to which the respective director or officer disclaims beneficial ownership.

                     DESCRIPTION OF PEREGRINE CAPITAL STOCK

GENERAL

    Peregrine is authorized to issue 200,000,000 shares of Peregrine common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value ("Peregrine preferred stock"). As of March 31, 2000, an aggregate of 109,501,146 shares of Peregrine common stock were outstanding, 19,370,400 shares of Peregrine common stock were issuable upon exercise of outstanding options, and no shares of Peregrine preferred stock were issued and outstanding.

    The following description of Peregrine's capital stock does not purport to be complete and is subject to and qualified in its entirety by Peregrine's amended and restated certificate of incorporation and bylaws and by the provisions of applicable Delaware law.

    The amended and restated certificate of incorporation and bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Peregrine board and which may have the effect of delaying, deferring, or preventing a future takeover or change in control of Peregrine unless such takeover or change in control is approved by the Peregrine board.

COMMON STOCK

    Holders of Peregrine common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Peregrine common stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

    Holders of the Peregrine common stock are entitled to receive such dividends as may be declared from time to time by the Peregrine board out of funds legally available therefor, subject to the terms of any existing or future agreements between Peregrine and its debtholders. Peregrine has never declared or paid cash dividends on its capital stock, expects to retain future earnings, if any, for use in the operation and expansion of its business, and does not anticipate paying any cash dividends in the foreseeable future. In the event of the liquidation, dissolution or winding up of Peregrine, the holders of Peregrine common stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of Peregrine preferred stock then outstanding.

PREFERRED STOCK

    Peregrine is authorized to issue 5,000,000 shares of undesignated Peregrine preferred stock. The Peregrine board has the authority to issue the Peregrine preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by Peregrine's stockholders. The issuance of Peregrine preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying deferring or preventing a change in control of Peregrine without further action by the stockholders and may adversely affect the market price of, and the voting and the other rights of, the holders of Peregrine common stock. The issuance of Peregrine preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Peregrine common stock, including the loss of voting control to others. Peregrine has no current plans to issue any shares of Peregrine preferred stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

    Peregrine's amended and restated certificate of incorporation provides that all stockholder actions must be effected at a duly called annual or special meeting and may not be effected by written consent. Peregrine's bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Peregrine board, the chairman of the Peregrine board, the Chief Executive Officer of Peregrine or stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes as such meeting. In addition, Peregrine's bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Peregrine board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Peregrine board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to Peregrine's secretary of the stockholder's intention to bring such business before the meeting.

    The foregoing provisions of Peregrine's amended and restated certificate of incorporation and bylaws are intended to enhance the likelihood of continuity and stability in the composition of the Peregrine board and in the policies formulated by the Peregrine board and to discourage certain types of transactions which may involve an actual or threatened change of control of Peregrine. Such provisions are designed to reduce the vulnerability of Peregrine to an unsolicited acquisition proposal and, accordingly, could discourage potential acquisition proposals and could delay or prevent a change in control of Peregrine. Such provisions are also intended to discourage certain tactics that may be used in proxy fights but could, however, have the effect of discouraging others from making tender offers for Peregrine's shares and, consequently, may also inhibit fluctuations in the market price of Peregrine's shares that could result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in the management of Peregrine.

                       COMPARISON OF RIGHTS OF HOLDERS OF
                           HARBINGER COMMON STOCK AND
                             PEREGRINE COMMON STOCK

    THIS SECTION OF THE PROXY STATEMENT/PROSPECTUS DESCRIBES CERTAIN DIFFERENCES BETWEEN HARBINGER COMMON STOCK AND PEREGRINE COMMON STOCK. WHILE WE BELIEVE THAT THE DESCRIPTION COVERS THE MATERIAL DIFFERENCES BETWEEN THE TWO, THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO HARBINGER SHAREHOLDERS, INCLUDING THE CERTIFICATE OF INCORPORATION AND BYLAWS OF PEREGRINE AND THE ARTICLES OF INCORPORATION AND BYLAWS OF HARBINGER. HARBINGER SHAREHOLDERS SHOULD READ THIS ENTIRE DOCUMENT AND THE OTHER DOCUMENTS REFERRED TO CAREFULLY FOR A MORE COMPLETE UNDERSTANDING OF THE DIFFERENCES BETWEEN HARBINGER COMMON STOCK AND PEREGRINE COMMON STOCK.

    Harbinger's articles of incorporation and bylaws currently govern the rights of shareholders of Harbinger. After the completion of the Harbinger merger, Harbinger's common shareholders will become Shareholders of Peregrine. As a result, former Harbinger shareholders' rights will be governed by Peregrine's certification of incorporation and bylaws. Furthermore, because Peregrine is a Delaware corporation, after the Harbinger merger former Harbinger shareholders' rights will be governed by the Delaware General Corporation Law, rather than by Georgia law. The following paragraphs summarize certain differences between the rights of Peregrine stockholders and Harbinger shareholders under the certificate of incorporation and bylaws of Peregrine and articles of incorporation and bylaws of Harbinger, and under Delaware and Georgia law, as applicable.

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
Common Stock.................  One class is issued and        One class is issued and
                               outstanding. Holders are       outstanding. Holders are
                               entitled to one vote per       entitled to one vote per
                               share.                         share.

                               Holders of common stock have   The holders of Harbinger
                               no preemptive rights or        common stock are entitled to
                               rights to convert their        one vote for each share held
                               common stock into any other    of record on all matters
                               securities.                    submitted to a vote of
                                                              shareholders.
                               There are no redemption or
                               sinking fund provisions        There are no cumulative
                               applicable to the common       voting rights and each share
                               stock.                         has no par value.
                               All outstanding shares of      Subject to preferences that
                               common stock are fully paid    may be applicable to any
                               and non-assessable and have a  outstanding shares of
                               par value of $0.001 per        preferred stock, the holders
                               share.                         of common stock are entitled
                                                              to receive such dividends, if
                                                              any, as may be declared by
                                                              the board of directors out of
                                                              funds legally available for
                                                              the payment of dividends.
                                                              In the event of a dissolution
                                                              of Harbinger, the holders of
                                                              common stock are entitled to
                                                              share ratably in all assets

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
                                                              remaining after payment of
                                                              liabilities and liquidation
                                                              preferences of any
                                                              outstanding shares of
                                                              preferred stock.
                                                              Holders of common stock have
                                                              no preemptive rights or
                                                              rights to convert their
                                                              common stock into any other
                                                              securities.
                                                              There are no redemption or
                                                              sinking fund provisions
                                                              applicable to the common
                                                              stock.
                                                              All outstanding shares of
                                                              common stock are fully paid
                                                              and non-assessable and have a
                                                              par value of $0.001 per
                                                              share.

Preferred Stock..............  The Peregrine certificate of   The Harbinger articles of
                               incorporation reserves for     incorporation provide that
                               issuance 5,000,000 shares of   Harbinger shall have the
                               undesignated preferred stock.  authority to issue up to
                                                              20,000,000 shares of
                               Peregrine's certificate of     preferred stock of which
                               incorporation authorizes the   Harbinger's board of
                               board of directors to:         directors has designated
                                                              385,000 shares as Series B
                               - issue shares of preferred    preferred stock, 250,000
                               stock in series;               shares as Series C preferred
                                                              stock, and 4,000,000 shares
                               - establish from time to time  as redeemable zero coupon
                                 the number of shares to be   preferred stock.
                                 included in such series;
                                 and                          Harbinger articles of
                                                              incorporation authorize the
                               - fix the designation, powers  board of directors to:
                                 preferences and rights of
                                 the shares to be included    - issue shares of preferred
                                 in each series and the       stock in one or more series
                                 qualifications, limitations    and
                                 and restrictions thereof.
                                                              - to set the designations,
                               - The preferred stock could      preferences, conversion and
                                 thus be issued quickly with    other rights, voting
                                 terms calculated to delay      powers, restrictions,
                                 or prevent a change in         limitations as to
                                 control of Peregrine or        dividends, qualifications,
                                 make removal of management     and terms and conditions of
                                 more difficult.                redemption thereof.
                                                              - The preferred stock could

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
                               - Additionally, the issuance     thus be issued quickly with
                               of preferred stock may have      terms calculated to delay
                                 the effect of decreasing       or prevent a change of
                                 the market price of the        control of Harbinger or
                                 common stock, and may          make removal of management
                                 adversely affect the voting    more difficult.
                                 and other rights of the
                                 holders of common stock.     - Additionally, the issuance
                                 There are no shares of       of preferred stock may have
                                 preferred stock outstanding    the effect of decreasing
                                 and Peregrine has no plans     the market price of the
                                 to issue any of the            common stock and may
                                 preferred stock.               adversely affect the voting
                                                                and other rights of the
                                                                holders of common stock.
                                                                There are no shares of
                                                                preferred stock
                                                                outstanding, and Harbinger
                                                                has no plans to issue any
                                                                preferred stock.

Special meeting of
shareholders.................  Under Delaware law, a special  Under Georgia law, a special
                               meeting of stockholders may    meeting of shareholders may
                               be called by the board of      be called by the board of
                               directors or any other person  directors or any other person
                               authorized to do so in the     authorized to do so in the
                               certificate of incorporation   Articles of Incorporation or
                               or the bylaws.                 the bylaws. In addition,
                                                              Georgia law provides that a
                               Peregrine's bylaws authorize   special meeting of
                               the board of directors, the    shareholders may also be
                               Chairman of the Board, the     called by the holders of at
                               President, or a stockholder    least 25%, or such greater or
                               holding shares entitled to     lesser percentages as the
                               cost not less than 10% of the  articles of incorporation or
                               votes at the meeting to call   bylaws provide, of all votes
                               a special meeting of           entitled to be cast on any
                               stockholders.                  issue proposed to be
                                                              considered at a special
                                                              meeting.
                                                              Harbinger's bylaws allow the
                                                              Chief Executive Officer, a
                                                              majority of the board of
                                                              directors, or a majority of
                                                              Harbinger's Executive
                                                              Committee to call special
                                                              meetings of shareholders, and
                                                              provide that a special
                                                              meeting of shareholders can
                                                              be called by the request of
                                                              the holders of at least 75%
                                                              of the shares entitled to
                                                              vote.

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
Action by written consent
lieu of a shareholders'
meeting......................  Under Delaware law,            Under Georgia law,
                               stockholders may take action   shareholders may take action
                               by written consent in lieu of  by written consent in lieu of
                               voting at a stockholders'      voting at a shareholders
                               meeting. However, Delaware     meeting. Under Georgia law,
                               law permits a corporation,     all actions taken by written
                               pursuant to a provision in     consent must be unanimous
                               the corporation's certificate  unless the articles of
                               of incorporation, to           incorporation provide
                               eliminate the ability of       otherwise.
                               stockholders to act by
                               written consent.               Harbinger's articles do not
                                                              eliminate the need for
                               Peregrine's certificate of     unanimity for actions by
                               incorporation eliminates the   written consent. Therefore,
                               ability of stockholders to     all actions by Harbinger's
                               act by written consent.        shareholders must be taken at
                                                              a meeting of the shareholders
                                                              or by unanimous written
                                                              consent.

Voting by written ballot.....  Under Delaware law, the right  Georgia law does not contain to vote by written ballot may  a provision regarding voting
                               be restricted if so provided   by written ballot.
                               in the certificate of
                               incorporation.                 Harbinger's bylaws permit
                                                              voting by voice vote or by
                               Peregrine's certificate of     show of hands unless any
                               incorporation do not restrict  qualified voter demands vote
                               the right to vote by ballot.   by written ballot.

Record date for determining
shareholders.................  Peregrine's bylaws provide     Harbinger's bylaws provide
                               that the board of directors    that the board of directors
                               may fix a record date that is  may fix a record date for the
                               not more than 60 days, nor     purpose of determining the
                               less than 10 days, before the  shareholders entitled to
                               date of the meeting.           notice of or to vote at any
                                                              meeting or any adjournment
                               Furthermore, the bylaws        thereof, or to make a
                               provide that if the board of   determination of shareholders
                               directors does not fix a       for any other purpose, and
                               record date in the manner      such record date shall not be
                               described above, then the      more than 70 days before the
                               record date for determining    meeting or action requiring a
                               stockholders entitled to       determination of
                               notice of or to vote at a      shareholders.
                               meeting of stockholders shall
                               be at the close of business    Furthermore, the bylaws
                               on the day next preceding the  provide that the
                               day on which notice is given,  determination of the board of
                               or, if notice is waived, at    directors regarding the
                               the close of business on the   record date shall apply to
                               day next preceding the         any adjournment or reconvened

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
                               day on which the meeting is    meeting unless the board of
                               held.                          directors sets a new record
                                                              date for the reconvened
                                                              meeting. If the adjournment
                                                              is for a date more than 120
                                                              days after the date fixed for
                                                              the original meeting, a new
                                                              record date must be fixed.

Advance notice provisions for
board nomination and other
shareholders business--annual
meetings.....................  Peregrine's bylaws require     Harbinger's bylaws require
                               that nominations of persons    that nominations of persons
                               for election to the board of   for election to the board of
                               directors and the proposal of  directors at an annual or
                               business to be considered at   special meeting of
                               any meeting of stockholders    shareholders must be made by:
                               must be made by:
                                                              - the board of directors or
                               - the corporation's notice of
                                 meeting;                     - a stockholder who gives
                                                                proper notice.
                               - the board of directors; or
                                                              Pursuant to the bylaws,
                               - a shareholder who gives      proposals by shareholders,
                                 proper notice.               including nomination of
                                                              persons for election to the
                               For nominations or other       board of directors, must be
                               business to be properly        made by advance written
                               brought before a stockholder   notice delivered or received
                               meeting by a stockholder, the  not less than 30 days prior
                               stockholder must have given    to the date of the meeting;
                               timely notice thereof in       provided however, if less
                               writing to the secretary of    than 30 days' notice or prior
                               Peregrine and such other       public disclosure of the date
                               business must otherwise be a   of the scheduled meeting is
                               proper matter for stockholder  given or made, notice by the
                               action.                        shareholder, to be timely,
                                                              must be delivered or received
                               To be timely, notice shall be  not later than the close of
                               delivered to the the           business on the 10th day
                               secretary of the corporation   following the day on which
                               not less than 90 days prior    the notice of the meeting is
                               to the meeting; provided,      mailed or public disclosure
                               however, that in the event     of the date of such meeting
                               that less than 100 days'       is made.
                               notice or prior public
                               disclosure of the meeting is   Harbinger's bylaws also
                               given to the stockholders,     provide that any notice from
                               notice by the stockholder to   a shareholder nominating a
                               be timely must be delivered    director for election must
                               not later than the             set

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
                               close of business on the       forth all information
                               tenth day following the day    relating to that person that
                               on which the notice of the     is required to be disclosed
                               meeting was mailed or public   in solicitation of votes for
                               disclosure was made.           election of directors or is
                                                              otherwise required in each
                                                              case under the Securities
                                                              Exchange Act of 1934. With
                                                              respect to any proposal, the
                                                              shareholder must provide the
                                                              name and address of the
                                                              shareholder as they appear on
                                                              Harbinger's books, the class
                                                              and number of shares held by
                                                              the shareholder.

Advance notice provisions for
board nomination and other
shareholders
business--special meetings...  Peregrine's bylaws provide     Harbinger's bylaws provide
                               for the same requirements for  for the same requirements for
                               raising business at special    nominations of persons to the
                               meetings of stockholders as    board of directors at special
                               for raising business at        meetings as at annual
                               annual meetings.               meetings.

Number of directors..........  Peregrine's bylaws provide     Harbinger's bylaws provide
                               that the board of directors    that the number of the board
                               shall consist of eight         of directors shall be not
                               members.                       less than one nor more than
                                                              15, the precise number to be
                                                              fixed by resolution of the
                                                              board of directors.

Classified board of
directors....................  Delaware law provides that a   Georgia law provides that a
                               corporation's board of         corporation's board of
                               directors may be divided into  directors may be divided into
                               various classes with           various classes with
                               staggered terms of office.     staggered terms of office.
                               The board of directors of      The board of directors of
                               Peregrine is not classified.   Harbinger is divided into
                                                              three classes, as nearly
                                                              equal in size as possible,
                                                              with one class being elected
                                                              annually. Harbinger directors
                                                              are elected to a term of
                                                              three years and until their
                                                              successors are elected and
                                                              qualified.

Removal of directors.........  Under Delaware law, except as  Under Georgia law, except as
                               otherwise provided in the      otherwise provided in the

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
                               corporation's certificate of   corporation's articles of
                               incorporation, a director of   incorporation, a director of
                               a corporation without a        a corporation that has a
                               classified board of directors  classified board of directors
                               may be removed with or         may be removed only with
                               without cause.                 cause.
                               The Peregrine bylaws provide   The Harbinger bylaws provide
                               that any director or the       that any director, or the
                               entire board of directors may  entire Harbinger board of
                               be removed, with or without    directors, may be removed by
                               cause, by the holders of a     the shareholders. Harbinger's
                               majority of the shares then    bylaws do not allow directors
                               entitled to vote at an         to be removed without cause.
                               election of directors.

Board of director
vacancies....................  Under Delaware law, vacancies  Under Georgia law, unless the
                               and newly created              articles of incorporation or
                               directorships may be filled    a bylaw adopted by the
                               by a majority of the           shareholders provides
                               directors then in office,      otherwise, vacancies and
                               even though less than a        newly created directorships
                               quorum, unless otherwise       may be filled by:
                               provided in the certificate
                               of incorporation or bylaws.    - the shareholders;
                               The Peregrine bylaws provide   - the board of directors; or
                               that vacancies on the board
                               of directors may be filled by  - a majority of the directors
                               the vote of the majority of      remaining in office, even
                               directors then in office,,       if such directors
                               although such majority is        constitute less than a
                               less than a quorum, or by a      quorum.
                               plurality of the votes cast
                               at a meeting of stockholders.  Harbinger's bylaws provide
                                                              that a vacancy may be filled
                               The Peregrine bylaws also      by the affirmative vote of at
                               provide that vacancies and     least two- thirds of the
                               newly created directorships    remaining directors, even if
                               resulting from any increase    less than a quorum.
                               in the authorized number of
                               directors elected by all of    The Harbinger bylaws also
                               the stockholders having the    provide that a vacancy
                               right to vote as a single      occurring by reason of an
                               class may be filled by a       increase in the number of
                               majority of the directors      directors may be filled in
                               that are in office, although   like manner, but only until
                               less than a quorum, or by a    the next election of
                               sole remaining director.       directors by the
                               Whenever the holders of any    shareholders.
                               class or classes of stock or
                               series thereof are entitled
                               to elect one or more
                               directors by the provisions
                               of Peregrine's

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
                               certificate of incorporation,
                               vacancies and newly created
                               directors of such class or
                               series may be fined by a
                               majority of the directors
                               elected by such class or
                               series, or by a sole
                               remaining director.

Notice of special meetings of
the board of directors.......  The Peregrine bylaws provide   The Harbinger bylaws provide
                               that special meetings of the   that special meetings may be
                               board of directors may be      called by the chief executive
                               called by:                     officer or, in his absence,
                                                              by the secretary of Harbinger
                               - the chairman of the board;   or by any two directors upon
                                                              24 hour notice of the
                               - the president;               meeting.
                               - any vice president;
                               - the secretary; or
                               - any two directors.
                               Notice of the time and place
                               of a special meeting shall be
                               delivered personally, by
                               telephone or by first class
                               mail or telegram. If by mail,
                               the notice must be deposited
                               in the United States mail at
                               least four days before the
                               time of the holding of the
                               meeting. If the notice is
                               delivered personally or by
                               telephone, or by telegram, it
                               must be delivered at least 48
                               hours before the time of the
                               holding of the meeting.

Approval of loans to and
guarantees of officers.......  The Peregrine bylaws provide   Harbinger's bylaws do not
                               that Peregrine may lend money  specifically address loans to to guaranty any obligation of  officers or employees.
                               or otherwise assist any
                               officer or other employee
                               whenever the directors judge
                               such a loan, guaranty or
                               assistance reasonably to be
                               expected to benefit the
                               corporation.

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
Indemnification..............  The Peregrine certificate of   The Harbinger bylaws provide
                               incorporation provides that    that Harbinger shall
                               the directors and officers     indemnify to the fullest
                               shall be indemnified to the    extent permitted by law any
                               fullest extent authorized by   person who is made a party to
                               law against any action or      a proceeding because he is or
                               proceeding brought against     was a director or officer
                               such a person by reason of     against liability if the
                               the fact that he or she is or  individual acted in a manner
                               was a officer or employee of   he believed in good faith to
                               the corporation or serves or   be in or not opposed to the
                               served at any other            best interests of Harbinger,
                               enterprise as at the request   and in any criminal
                               of the corporation.            proceeding, he had no
                                                              reasonable cause to believe
                               The Peregrine bylaws provide   his conduct was unlawful;
                               that the corporation has the   provided, however, that
                               power to indemnify each of     Harbinger shall not indemnify
                               its directors and officers     an individual (a) in
                               against expenses (including    connection with a proceeding
                               attorneys fees), judgments,    by or in the right of
                               fines, settlements and other   Harbinger in which such
                               amounts actually and           individual was adjudged
                               reasonably incurred in         liable to Harbinger, or
                               connection with any            (b) in connection with any
                               proceeding, arising by reason  other proceeding in which
                               of the fact that such person   such individual was adjudged
                               is or was an agent of the      liable on the basis that
                               corporation.                   personal benefit was received
                                                              by him, unless and only to
                                                              the extent that a court of
                                                              competent jurisdiction
                                                              determines that such
                                                              individual is fairly and
                                                              reasonably entitled to
                                                              indemnification.
                                                              Indemnification in connection
                                                              with a proceeding by or in
                                                              the right of Harbinger is
                                                              limited to reasonable
                                                              expenses.
                                                              The Harbinger bylaws provide
                                                              that payment of reasonable
                                                              expenses in advance shall be
                                                              made if such individual
                                                              provides a written
                                                              affirmation of his good faith
                                                              belief that he has met the
                                                              applicable standard of
                                                              conduct and an undertaking to
                                                              repay any advances made if it
                                                              is ultimately determined that
                                                              he is not entitled to
                                                              indemnification. Such
                                                              individual may apply for
                                                              indemnification or advances
                                                              for

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
                                                              expenses to the court, which
                                                              may order indemnification or
                                                              advances for expenses if it
                                                              determines the individual is
                                                              entitled to mandatory
                                                              indemnification under law or
                                                              is fairly and reasonably
                                                              entitled to indemnification,
                                                              or in the case of advances
                                                              for expenses, the individual
                                                              is entitled pursuant to the
                                                              Articles or any applicable
                                                              resolution or agreement.
                                                              If authorized by the article
                                                              of incorporation or a
                                                              contract or resolution
                                                              approved or ratified by the
                                                              shareholders by a majority of
                                                              votes entitled to be cast,
                                                              Harbinger may indemnify or
                                                              obligate itself to indemnify
                                                              a director or officer made
                                                              party to a proceeding without
                                                              regard to the limitations in
                                                              the bylaws; provided,
                                                              however, that no
                                                              indemnification is made for
                                                              (a) any appropriation by a
                                                              director, in violation of the
                                                              director's duties, of any
                                                              business opportunity;
                                                              (b) any acts or omissions of
                                                              a director that involve
                                                              intentional misconduct or
                                                              knowing violation of law;
                                                              (c) unlawful distributions;
                                                              or (d) any transaction for
                                                              which the director received
                                                              an improper personal benefit.
                                                              Harbinger may indemnify and
                                                              advance expenses to an
                                                              employee or agent of
                                                              Harbinger to the same extent,
                                                              consistent with public
                                                              policy, that may be provided
                                                              by the articles of
                                                              incorporation, bylaws,
                                                              general or specific action of
                                                              the board of directors, or
                                                              contract.

Limitations on liability.....  The Peregrine certificate of   The Harbinger articles of
                               incorporation limits or        incorporation eliminate a
                               eliminates, to the fullest     director's personal liability
                               extent                         for

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
                               permitted by Delaware law,     monetary damages to Harbinger
                               the personal liability of a    or any of its shareholders
                               director to Peregrine or its   for any breach of duties of
                               stockholders for monetary      such position, except that
                               damages for breach of          such liability is not
                               fiduciary duty as a director.  eliminated for:
                               Under Delaware law, such       - any appropriation, in
                               provision may not eliminate    violation of such director's
                               or limit director monetary       duties, of any business
                               liability for:                   opportunity of Harbinger,
                               - breaches of the director's   - acts or omission which
                               duty of loyalty to the         involve intentional
                                 corporation or its             misconduct or a knowing
                                 stockholders,                  violation of law,
                               - acts or omissions not in     - unlawful distributions, or
                               good faith involving
                               intentional misconduct or      - any transaction from which
                               knowing violations of law,       the director received an
                                                                improper personal benefit.
                               - the payment of unlawful
                                 dividends or unlawful stock  Harbinger's articles of
                                 repurchases or redemptions,  incorporation provide that
                                 or                           if, at any time, Georgia law
                                                              is amended to further
                               - any transaction in which     eliminate or limit the
                               the director received an       liability of a director, then
                                 improper personal benefit.   the liability of each
                                                              director of Harbinger shall
                                                              be eliminated or limited to
                                                              the fullest extent permitted
                                                              thereby.

Shareholder approval of
certain business
combinations.................  Under Delaware law, "business  Under Georgia law, a resident combinations" by corporations  domestic corporation shall
                               with "interested               not engage in any "business
                               stockholders" are subject to   combination" with any
                               a moratorium of three or five  "interested shareholder" for
                               years, respectively, unless    a period of five years
                               specified conditions are met.  following the time that such
                               The prohibited transactions    shareholder became an
                               include:                       "interested shareholder,"
                                                              unless specified conditions
                               - a merger with, disposition   are met. The prohibited
                               of assets to, or the issuance  transactions include:
                                 of stock to, the interested
                                 stockholder, or              - a merger with, disposition
                                                              of assets to, or the issuance
                               - certain transactions that      of stock to, the interested
                               have the effect of increasing    shareholder, or
                                 the proportionate share of
                                 the outstanding securities   - certain transactions that
                                 held by                      have

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
                                 the interested stockholder.    the effect of increasing
                                                                the proportionate share of
                               Under Delaware law, an           the outstanding securities
                               interested stockholder may       held by the interested
                               avoid the prohibition against    shareholder.
                               effecting certain significant
                               transactions with the          Under Georgia law, an
                               corporation if: the board of   interested shareholder may
                               directors, prior to the time   avoid the prohibition against
                               such stockholder becomes an    effecting certain significant
                               interested stockholder,        transactions with the
                               approves such transaction or   corporation if the board of
                               the transaction by which such  directors, prior to the time
                               stockholder becomes an         such shareholder becomes an
                               interested stockholder or if   interested shareholder,
                               at or subsequent to such time  approves the transaction by
                               the board of directors and     which such shareholder
                               the stockholders approve such  becomes an interested
                               transaction. These provisions  shareholder. These provisions
                               of Delaware law apply to a     of Georgia law do not apply
                               Delaware corporation unless    to a Georgia corporation
                               the corporation "opts out" of  unless it has affirmatively
                               the provisions in its          elected in its bylaws to be
                               certificate of incorporation   governed by them.
                               or bylaws.
                                                              The Harbinger bylaws contain
                               Peregrine has not opted out    a provision electing to be
                               of these provisions in its     governed by these provisions
                               certificate of incorporation   of Georgia law.
                               or bylaws and consequently is
                               subject to these provisions.   Georgia law also contains a
                                                              provision concerning "fair
                                                              price requirements." These
                                                              provisions provide that, in
                                                              addition to any other vote
                                                              otherwise required by law or
                                                              the articles of
                                                              incorporation, a "business
                                                              combination" shall be (a)
                                                              unanimously approved by all
                                                              of the directors who are not
                                                              affiliates or associates of
                                                              an "interested shareholder,"
                                                              provided that these
                                                              continuing directors
                                                              constitute at least three
                                                              members of the board of
                                                              directors at the time of such
                                                              approval; or (b) recommended
                                                              by at least two-thirds of the
                                                              continuing directors and
                                                              approved by a majority of the
                                                              votes entitled to be cast by
                                                              the

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
                                                              holders of the voting shares,
                                                              other than voting shares
                                                              beneficially owned by the
                                                              interested shareholder who
                                                              is, or whose affiliate is, a
                                                              party to the business
                                                              combination.
                                                              The Harbinger bylaws contain
                                                              a provision electing to be
                                                              governed by these fair price
                                                              requirements.

Par value, dividends and
repurchases of shares........  The concepts of par value,     Georgia law dispenses with
                               capital and surplus are        the concept of par value of
                               retained under Delaware law.   shares for most purposes as
                                                              well as statutory definitions
                               Delaware law permits a         of capital, surplus and the
                               corporation to declare and     like.
                               pay dividends out of surplus
                               or, if there is no surplus,    Under Georgia law, a
                               out of the net profits for     corporation may make
                               the fiscal year in which the   distributions to its
                               dividend is declared and/or    shareholders subject to any
                               for the preceding fiscal year  restrictions imposed in the
                               as long as the amount of       corporation's articles of
                               capital of the corporation     incorporation, except that no
                               following the declaration and  distribution may be made if,
                               payment of the dividend is     as a result, the corporation
                               not less than the aggregate    would not be able to pay its
                               amount of the capital          debts as they become due in
                               represented by the issued and  the usual course of business
                               outstanding stock of all       or its total assets would be
                               classes having a preference    less than the sum of its
                               upon the distribution of       total liabilities plus the
                               assets.                        amount that would be needed,
                                                              if the corporation were to be
                               In addition, Delaware law      dissolved at the time of the
                               generally provides that a      distribution, to satisfy the
                               corporation may redeem or      preferential rights upon
                               repurchase its shares only if  dissolution of shareholders such redemption or repurchase  whose preferential rights are
                               would not impair the capital   superior to those receiving
                               of the corporation.            the distribution.
                               Notwithstanding the
                               foregoing, a Delaware          A Georgia corporation may
                               corporation may redeem or      acquire its own shares and
                               repurchase shares having a     shares so acquired will
                               preference upon the            constitute authorized but
                               distribution of any of its     unissued shares, unless the
                               assets if such shares will be  articles of incorporation
                               retired upon acquisition, and  provide that such shares
                               provided that, after the       become
                               reduction in capital

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
                               made in connection with such   treasury shares or prohibit
                               retirement of shares, the      the reissuance of reacquired
                               corporation's remaining        shares. If such reissuance is
                               assets are sufficient to pay   prohibited, the number of
                               any debts not otherwise        authorized shares will be
                               provided for.                  reduced by the number of
                                                              shares reacquired.

Dissenters' or appraisal
rights.......................  Such rights are not available  Same.
                               with respect to a merger or
                               consolidation by a
                               corporation the shares of
                               which are either listed on a
                               national securities exchange
                               or held of record by more
                               than 2,000 stockholders if
                               such stockholders are
                               required to receive only:
                               - shares of the surviving
                                corporation,
                               - shares of any other
                                 corporation which are
                                 either listed on a national
                                 securities exchange or held
                                 of record by more than
                                 2,000 holders,
                               - cash in lieu of fractional
                                 shares, or
                               - a combination of the
                                 foregoing.

Description of Common
Stock........................  The holders of Peregrine       Pursuant to Harbinger's
                               common stock are entitled to   amended and restated articles
                               one vote for each share held   of incorporation the board of
                               of record on all matters       directors has the authority,
                               submitted to a vote of         without further action by the
                               stockholders.                  shareholders, to issue up to
                                                              20,000,000 shares of
                                                              preferred stock, $0.0001 par
                                                              value per share for shares
                                                              issued after July 20, 1995
                                                              and $10.00 par value per
                                                              share for shares issued prior
                                                              to July 20, 1995, in one or
                                                              more series and to fix the
                                                              designations, preferences,
                                                              conversion rights, voting
                                                              rights, powers, restrictions,
                                                              limitations as to dividends,
                                                              qualifications or redemption,
                                                              any or all of which

                                         PEREGRINE                      HARBINGER
                                        (DELAWARE)                      (GEORGIA)
                               -----------------------------  -----------------------------
                                                              may be greater than the
                                                              rights of the common stock.

Shareholder derivative
suits........................  Under Delaware law, a          Under Georgia law, a
                               stockholder may only bring a   shareholder may not commence
                               derivative action on behalf    or maintain a derivative
                               of the corporation if the      proceeding unless the
                               stockholder was a stockholder  shareholder was a shareholder
                               at the time of the             of the corporation at the
                               transaction in question or     time of the act or omission
                               his or her stock thereafter    complained of or became a
                               devolved upon the stockholder  shareholder through transfer
                               by operation of law.           by operation of law from one
                                                              who was a shareholder at that
                                                              time.
                                                              In addition, Georgia law
                                                              requires that the shareholder
                                                              fairly and adequately
                                                              represent the interests of
                                                              the corporation in enforcing
                                                              the rights of the
                                                              corporation.

                                    EXPERTS

    The consolidated financial statements and schedule of Peregrine Systems, Inc. as of March 31, 1999 and 2000 and for each of the three years in the period ended March 31, 2000, included in this joint proxy/prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

    The consolidated financial statements of Harbinger Corporation as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 included in this joint proxy statement/prospectus have been so included in reliance upon the report of KPMG LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

    The legality of the shares of Peregrine common stock offered will be passed upon for Peregrine by Wilson Sonsini Goodrich & Rosati, Professional Corporation, of Palo Alto, California, counsel for Peregrine. Harbinger is represented in connection with the merger by Brobeck, Phleger & Harrison LLP, Palo Alto, California, and Morris, Manning & Martin, L.L.P., Atlanta, Georgia. It is a condition to the completion of the merger that Harbinger receive an opinion of Morris, Manning & Martin, L.L.P. and that Peregrine receive an opinion from Wilson Sonsini Goodrich & Rosati, P.C., in each case to the effect that, among other things, the merger will be a reorganization for federal income tax purposes. See "The Merger--Material United States income tax considerations of the merger."

                        PEREGRINE STOCKHOLDER PROPOSALS

    As a Peregrine stockholder, you may be entitled to present proposals for action at a forthcoming meeting if you comply with the requirements of the proxy rules established by the Securities and Exchange Commission. Proposals of Peregrine stockholders intended to be presented for consideration at our 2001 annual meeting of stockholders must be received by us no later than April 7, 2001, in order that they may be included in the proxy statement and form of proxy related to that meeting.

    The proxy card for our 2001 annual meeting will grant the proxy holders discretionary authority to vote on any matter raised at the annual meeting. If you intend to submit a proposal at the 2001 annual meeting, which is not eligible for inclusion in the proxy statement and form of proxy relating to that meeting, you must do so no later than June 21, 2001. If you fail to comply with the foregoing notice provision, the proxy holders will be allowed to use their discretionary voting authority when the proposal is raised at the 2001 Annual Meeting.

                        HARBINGER SHAREHOLDER PROPOSALS

    If the merger is not completed, as a Harbinger shareholder, you may be entitled to present proposals for our 2001 annual meeting if you comply with the requirements of the proxy rules established by the Securities and Exchange Commission. Proposals of Harbinger shareholders intended to be presented for consideration at our 2001 annual meeting of shareholders must be received by us no later than December 25, 2000, in order that they may be included in the proxy statement and form of proxy relating to that meeting.

            DOCUMENTS INCORPORATED BY REFERENCE IN THIS JOINT PROXY
                              STATEMENT/PROSPECTUS

    THIS JOINT PROXY STATEMENT/PROSPECTUS INCLUDES INFORMATION THAT HAS NOT BEEN DELIVERED OR PRESENTED TO YOU BUT IS "INCORPORATED BY REFERENCE." This means that Peregrine and Harbinger disclose information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered a part of this joint proxy statement/prospectus, except for any information superseded by information contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents listed below, which contain important business and financial information.

    All documents filed by Peregrine or Harbinger under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, after the date of this joint proxy statement/prospectus and before the date of the Peregrine special meeting and the Harbinger special meeting, are incorporated by reference into and deemed to be a part of this joint proxy statement/prospectus from the date of filing of those documents.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR ON INFORMATION TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH ANY INFORMATION.

    Any statement contained in a document incorporated or deemed to be incorporated in this document by reference will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated in this document by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

    The documents incorporated by reference into this joint proxy statement/prospectus are available from Peregrine and Harbinger upon request. We will provide to you a copy of any and all of the information that is incorporated by reference in this joint proxy statement/prospectus (not including exhibits to the information unless those exhibits are specifically incorporated by reference into this joint proxy statement/prospectus), without charge, upon written or oral request. YOU SHOULD MAKE ANY REQUEST FOR DOCUMENTS
BY       ,         , 2000 TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS.

Requests for documents relating to     Requests for documents relating to
Peregrine should be directed to:       Harbinger should be directed to:

Peregrine Systems, Inc.                Harbinger Corporation
12670 High Bluff Drive                 1277 Lenox Park Boulevard
San Diego, California 92130            Atlanta, Georgia 30319
Telephone: (858) 481-5000              Telephone: (404) 467-3000
Attention: Eric P. Deller              Attention: Loren B. Wimpfheimer

    Reports, proxy statements, and other information concerning Peregrine and Harbinger may also be inspected at The National Association of Securities Dealers, 1735 K Street N.W., Washington, D.C. 20006.

    Peregrine and Harbinger have each filed reports, proxy statements, and other information with the Securities and Exchange Commission. Copies of their reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC:

Judiciary Plaza              Citicorp Center              Seven World Trade Center
Room 1024                    500 West Madison Street      13th Floor
450 Fifth Street, N.W.       Suite 1400                   New York, New York 10048
Washington, D.C. 20549       Chicago, Illinois 60661

    Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding both Peregrine and Harbinger. The address of the SEC website is HTTP://WWW.SEC.GOV.

    Peregrine has filed a registration statement under the Securities Act with the SEC with respect to Peregrine's common stock to be issued to Harbinger shareholders in the merger. This joint proxy statement/prospectus constitutes the prospectus of Peregrine filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may inspect and copy the registration statement at any of the addresses listed above.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
PEREGRINE'S CONSOLIDATED FINANCIAL STATEMENTS FOR FISCAL
  YEARS ENDED MARCH 31, 2000, 1999, AND 1998

Report of Independent Public Accountants....................     F-2

Consolidated Balance Sheets.................................     F-3

Consolidated Statements of Operations.......................     F-4

Consolidated Statements of Stockholders' Equity (Deficit)...     F-5

Consolidated Statements of Cash Flows.......................     F-6

Notes to Consolidated Financial Statements..................     F-7

HARBINGER'S CONSOLIDATED FINANCIAL STATEMENTS FOR FISCAL
  YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997

Report of Independent Public Accountants....................    F-25

Consolidated Balance Sheets.................................    F-26

Consolidated Statements of Operations.......................    F-27

Consolidated Statement of Comprehensive Income (Loss).......    F-28

Consolidated Statements of Changes in Shareholders'
  Equity....................................................    F-29

Consolidated Statements of Cash Flows.......................    F-30

Notes to Consolidated Financial Statements..................    F-32

HARBINGER'S UNAUDITED CONDENSED FINANCIAL STATEMENTS FOR THE
  THREE MONTHS ENDED MARCH 31, 2000 AND 1999

Condensed Consolidated Balance Sheets.......................    F-54

Condensed Consolidated Statements of Operations.............    F-55

Consolidated Statement of Comprehensive Income..............    F-56

Condensed Consolidated Statements of Cash Flows.............    F-57

Notes to Consolidated Financial Statements..................    F-58

                       REPORT OF INDEPENDENT ACCOUNTANTS

To Peregrine Systems, Inc.:

    We have audited the accompanying consolidated balance sheets of Peregrine Systems, Inc. (a Delaware corporation) and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended March 31, 2000. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the schedule based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peregrine Systems, Inc. and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to the consolidated financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. The schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

San Diego, California
April 25, 2000

                            PEREGRINE SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              MARCH 31,    MARCH 31,
                                                                 2000         1999
                                                              ----------   ----------
                                       ASSETS

Current Assets:
Cash and cash equivalents...................................   $ 33,511     $ 21,545
Short-term investments......................................         --        2,000
Accounts receivable, net of allowance for doubtful accounts
  of $2,179 and $1,248, respectively........................     69,940       38,947
Deferred tax assets.........................................      4,024        5,798
Other current assets........................................     18,802       10,370
                                                               --------     --------
    Total current assets....................................    126,277       78,660
Property and equipment, net.................................     29,537       15,895
Intangible assets, investments and other, net...............    367,616      113,158
                                                               --------     --------
                                                               $523,430     $207,713
                                                               ========     ========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable..........................................   $ 19,850     $  6,795
  Accrued expenses..........................................     49,064       26,460
  Deferred revenue..........................................     36,779       20,048
  Current portion of long-term debt.........................         74           55
                                                               --------     --------
    Total current liabilities...............................    105,767       53,358
Long-term debt, net of current portion......................      1,257          594
Deferred revenue, net of current portion....................      4,556        2,980
                                                               --------     --------
Total liabilities...........................................    111,580       56,932
                                                               --------     --------

Stockholders' Equity:
Preferred stock, $0.001 par value, 5,000 shares authorized,
  no shares issued or outstanding...........................         --           --
Common stock, $0.001 par value, 200,000 shares authorized,
  109,501 and 97,106 shares issued and outstanding,
  respectively..............................................        110           97
Additional paid-in capital..................................    480,957      193,739
Accumulated deficit.........................................    (64,863)     (39,793)
Unearned portion of deferred compensation...................       (678)      (1,019)
Accumulated other comprehensive loss........................       (666)        (518)
Treasury stock, at cost.....................................     (3,010)      (1,725)
                                                               --------     --------
Total stockholders' equity..................................    411,850      150,781
                                                               --------     --------
                                                               $523,430     $207,713
                                                               ========     ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                            PEREGRINE SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEAR ENDED MARCH 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Revenues:
  Licenses..................................................  $168,467   $ 87,362   $38,791
  Services..................................................    84,833     50,701    23,086
                                                              --------   --------   -------
    Total revenues..........................................   253,300    138,063    61,877
                                                              --------   --------   -------

Costs and Expenses:
  Cost of licenses..........................................     1,426      1,020       326
  Cost of services..........................................    51,441     31,561    10,326
  Sales and marketing.......................................   101,443     50,803    22,728
  Research and development..................................    28,517     13,919     8,394
  General and administrative................................    19,871     10,482     6,077
  Amortization of intangible assets.........................    34,753     18,012     3,168
  Acquired in-process research and development costs........    24,505     26,005     6,955
                                                              --------   --------   -------
    Total costs and expenses................................   261,956    151,802    57,974
                                                              --------   --------   -------
Income (loss) from operations...............................    (8,656)   (13,739)    3,903
Interest income, net........................................        38        664       839
                                                              --------   --------   -------
Income (loss) from operations before income taxes...........    (8,618)   (13,075)    4,742
Income taxes................................................    16,452     10,295     5,358
                                                              --------   --------   -------
  Net loss..................................................  $(25,070)  $(23,370)  $  (616)
                                                              ========   ========   =======

Net loss per share--basic and diluted:
  Net loss per share........................................  $  (0.24)  $  (0.27)  $ (0.01)
                                                              ========   ========   =======
  Shares used in computation................................   102,332     87,166    69,520
                                                              ========   ========   =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                            PEREGRINE SYSTEMS, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                                                              UNEARNED       ACCUMULATED
                                        NUMBER OF               ADDITIONAL                   PORTION OF         OTHER
                                         SHARES       COMMON     PAID-IN     ACCUMULATED      DEFERRED      COMPREHENSIVE
                                       OUTSTANDING    STOCK      CAPITAL       DEFICIT      COMPENSATION         LOSS
                                       -----------   --------   ----------   ------------   -------------   --------------
Balance, March 31, 1997..............     51,680       $ 52      $ 15,042      $(15,807)       $(1,748)         $(388)
Net loss.............................         --         --            --          (616)            --             --
Issuance of common stock in IPO, net
  of issuance costs of $1,181........      9,200          9        18,062            --             --             --
Stock options exercised and
  restricted stock granted (net).....      6,616          6         2,788            --             --             --
Stock issued for Apsylog
  Acquisition........................      7,664          8        30,498            --             --             --
Stock option tax benefit.............         --         --         7,905            --             --             --
Compensation expense related to
  restricted stock and options.......         --         --            --            --            414             --
Deferred compensation related to
  options granted....................         --         --            --            --           (159)            --
Stock repurchased....................         --         --            --            --             --             --
Equity adjustment from foreign
  currency translation...............         --         --            --            --             --           (165)
                                         -------       ----      --------      --------        -------          -----
Balance, March 31, 1998..............     75,160         75        74,295       (16,423)        (1,493)          (553)
Net loss.............................         --         --            --       (23,370)            --             --
Stock options exercised..............      7,018          7         7,914            --             --             --
Stock issued for acquisitions........     14,928         15       105,434            --             --             --
Stock option tax benefit.............         --         --         6,096            --             --             --
Compensation expense related to
  restricted stock and options.......         --         --            --            --            474             --
Stock repurchased....................         --         --            --            --             --             --
Equity adjustment from foreign
  currency translation...............         --         --            --            --             --             35
                                         -------       ----      --------      --------        -------          -----
Balance, March 31, 1999..............     97,106         97       193,739       (39,793)        (1,019)          (518)
Net loss.............................         --         --            --       (25,070)            --             --
Stock options exercised..............      7,345          5        23,422            --             --             --
Stock issued for acquisitions........      5,050          5       169,643            --             --             --
Stock issued for strategic
  investments........................         --          3        83,558            --             --             --
Stock option tax benefit.............         --         --        10,595            --             --             --
Compensation expense related to
  restricted stock and options.......         --         --            --            --            341             --
Stock repurchased....................         --         --            --            --             --             --
Equity adjustment from foreign
  currency translation...............         --         --            --            --             --           (148)
                                         -------       ----      --------      --------        -------          -----
Balance, March 31, 2000..............    109,501       $110      $480,957      $(64,863)       $  (678)         $(666)
                                         =======       ====      ========      ========        =======          =====

                                                      TOTAL
                                                  STOCKHOLDERS'
                                       TREASURY      EQUITY       COMPREHENSIVE
                                        STOCK       (DEFICIT)     INCOME (LOSS)
                                       --------   -------------   --------------
Balance, March 31, 1997..............  $            $ (2,849)        $     --
Net loss.............................       --          (616)            (616)
Issuance of common stock in IPO, net
  of issuance costs of $1,181........       --        18,071
Stock options exercised and
  restricted stock granted (net).....       --         2,794
Stock issued for Apsylog
  Acquisition........................       --        30,506
Stock option tax benefit.............       --         7,905
Compensation expense related to
  restricted stock and options.......       --           414
Deferred compensation related to
  options granted....................       --          (159)
Stock repurchased....................     (262)         (262)
Equity adjustment from foreign
  currency translation...............       --          (165)            (165)
                                       -------      --------         --------
Balance, March 31, 1998..............     (262)       55,639             (781)
                                                                     ========
Net loss.............................       --       (23,370)         (23,370)
Stock options exercised..............       --         7,921
Stock issued for acquisitions........       --       105,449
Stock option tax benefit.............       --         6,096
Compensation expense related to
  restricted stock and options.......       --           474
Stock repurchased....................   (1,463)       (1,463)
Equity adjustment from foreign
  currency translation...............       --            35               35
                                       -------      --------         --------
Balance, March 31, 1999..............   (1,725)      150,781          (23,335)
                                                                     ========
Net loss.............................       --       (25,070)         (25,070)
Stock options exercised..............       --        23,427
Stock issued for acquisitions........       --       169,648
Stock issued for strategic
  investments........................       --        83,561
Stock option tax benefit.............       --        10,595
Compensation expense related to
  restricted stock and options.......       --           341
Stock repurchased....................   (1,285)       (1,285)
Equity adjustment from foreign
  currency translation...............       --          (148)            (148)
                                       -------      --------         --------
Balance, March 31, 2000..............  $(3,010)     $411,850         $(25,218)
                                       =======      ========         ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                            PEREGRINE SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                   YEAR ENDED MARCH 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Cash flow from operating activities:
Net loss....................................................  $(25,070)  $(23,370)  $   (616)
  Adjustments to reconcile loss to net cash provided by
    operating activities:
    Depreciation and amortization...........................    43,788     21,776      4,901
    Acquired in-process research and development costs......    24,505     26,005      6,955
      Increase (decrease) in cash resulting from changes,
        net of business acquired, in:
          Accounts receivable...............................   (24,364)   (18,984)    (5,982)
          Deferred tax asset................................     1,774      1,499       (856)
          Other current assets..............................      (289)    (7,177)    (1,116)
          Accounts payable..................................     4,755      2,939        674
          Accrued expenses..................................     6,733      6,390     (1,767)
          Deferred revenue..................................    12,467      4,874      1,361
          Other assets......................................     2,717       (245)       534
                                                              --------   --------   --------
                                                                47,016     13,707      4,088
                                                              --------   --------   --------
Net cash used by discontinued business......................        --         --       (170)
                                                              --------   --------   --------
            Net cash provided by operating activities.......    47,016     13,707      3,918
                                                              --------   --------   --------
Cash flows from investing activities:
  Technology acquisitions...................................   (22,351)        --         --
  Purchases of short-term investments.......................        --    (49,000)   (45,732)
  Maturities of short-term investments......................     2,000     54,027     38,705
  Equity investments purchased..............................   (11,291)        --         --
  Purchases of property and equipment.......................   (20,713)   (12,426)    (2,427)
  Cash expenditures related to acquisitions.................    (7,752)   (11,231)    (2,410)
  Other investing activities................................       145        103        582
                                                              --------   --------   --------
            Net cash used in investing activities...........   (59,962)   (18,527)   (11,282)
                                                              --------   --------   --------
Cash flows from financing activities:
  Repayments of bank line of credit, net....................        --         --     (3,387)
  Repayments of long-term debt..............................    (7,832)    (1,174)    (2,541)
  Issuance of common stock..................................    34,022     14,017     28,770
  Treasury stock purchased..................................    (1,285)    (1,463)      (262)
  Principal payments under capital lease obligation.........        --         --       (406)
                                                              --------   --------   --------
            Net cash provided by financing activities.......    24,905     11,380     22,174
                                                              --------   --------   --------
Effect of exchange rate changes on cash.....................         7         35       (165)
                                                              --------   --------   --------
Net increase in cash and cash equivalents...................    11,966      6,595     14,645
Cash and cash equivalents, beginning of period..............    21,545     14,950        305
                                                              --------   --------   --------
Cash and cash equivalents, end of period....................  $ 33,511   $ 21,545   $ 14,950
                                                              ========   ========   ========
Cash paid during the period for:
  Interest..................................................  $    451   $     26   $     38
  Income taxes..............................................  $  3,015   $    155   $    622
Supplemental Disclosure of Noncash Investing and Financial
  Activities:
  Stock issued and other noncash consideration for
    acquisitions............................................  $169,648   $105,449   $ 30,506
  Stock issued for strategic investments....................  $ 83,561   $     --   $     --

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                               PEREGRINE SYSTEMS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

    Peregrine Systems, Inc. (unless otherwise noted, "Peregrine Systems," "we," "PSI," "us," or "our" refers to Peregrine Systems, Inc.) is a leading provider of Infrastructure Management and e-Infrastructure software solutions. Using common shared data, our products help manage information technology assets as well as assets relating to corporate facilities and fleets. In addition, we have recently introduced products for rail management and internet-based asset procurement. We sell our software and services in North America and internationally through both a direct sales force and through business partnerships.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of PSI and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain amounts previously reported have been reclassified in order to ensure comparability among the years reported.

USE OF ESTIMATES

    The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

REVENUE RECOGNITION

    We generate revenues from licensing the rights to use our software products primarily to end users. We also generate revenues from post-contract support (maintenance), consulting and training services performed for customers who license our products. We do not provide professional services unrelated to our products.

    Revenues from direct and indirect license agreements are recognized currently, provided that all of the following conditions are met: a noncancelable license agreement has been signed, the product has been delivered, there are no material uncertainties regarding customer acceptance, collection of the resulting receivable is deemed probable, risk of concession is deemed remote, and we have no other significant obligations associated with the transaction. Revenues from post-contract support services are recognized ratably over the term of the maintenance period, generally one year. Maintenance revenues which are bundled with license agreements, are unbundled using vendor specific objective evidence. Professional services revenues are primarily related to implementation services most often performed on a time and material basis under separate service agreements for the installation of our products. Revenues from professional services and customer training are recognized as the respective services are performed.

    Cost of license revenues consists primarily of amounts paid to third-party vendors, product media, manuals, packaging materials, personnel, and related shipping costs. Cost of maintenance and services revenues consists primarily of salaries, benefits, and allocated overhead costs incurred in providing telephone support, professional services, and training to customers.

                               PEREGRINE SYSTEMS

1. COMPANY OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) Deferred revenues primarily relates to maintenance fees, which have been paid by our customers in advance of the performance of these services.

BUSINESS RISK AND CONCENTRATIONS OF CREDIT RISK

    Financial instruments which may subject us to concentrations of credit risk consist principally of trade and other receivables. We perform ongoing credit evaluations of our customers' financial condition. We believe that the concentration of credit risk with respect to trade receivables is further mitigated as our customer base consists primarily of large, well established companies. We maintain reserves for credit losses and such losses historically have been within our expectations.

    A substantial portion of our license revenue is derived from the sale of our Infrastructure Management applications and our e-Infrastructure solutions and is expected to account for a substantial portion of revenues for the foreseeable future. As a result, our future operating results are dependent upon continued market acceptance of the Infrastructure Resource Management strategy and applications, including future product enhancements and new product initiatives. Factors adversely affecting the pricing, demand for, or market acceptance of our Infrastructure Resource Management applications, such as competition or technological change, could have a material adverse effect on our business, operating results, and financial condition.

CASH AND CASH EQUIVALANTS

    We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of overnight repurchase agreements and money market accounts. The carrying amount reported for cash and cash equivalents approximates its fair value.

SHORT-TERM INVESTMENTS

    We account for our short-term investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Short-term investments consist of auction rate preferred stock with original maturities at date of purchase beyond three months. These securities are classified as available-for-sale and are carried at market. Gross unrealized gains or gross unrealized losses as of March 31, 1999 were not significant.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of certain of our financial instruments, including accounts receivable, accounts payable and accrued expenses approximates fair value due to their short maturities. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our notes payable approximates the fair values.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over estimated useful lives, generally three to five years for furniture and equipment. Amortization of leasehold improvements is

                               PEREGRINE SYSTEMS

1. COMPANY OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) provided using the straight-line method over the lesser of the useful lives of the assets or the terms of the related leases.

    Maintenance and repairs are charged to operations as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations for the applicable period.

LONG-LIVED ASSETS

    We evaluate potential impairment of long-lived assets and long-lived assets to be disposed of in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 establishes procedures for review of recoverability, and measurement of impairment, if necessary, of long-lived assets and certain identifiable intangibles held and used by an entity. SFAS
No. 121 requires that those assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable based on expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As of March 31, 2000, we believe that there has not been any impairment of our long-lived assets or other identifiable intangibles.

STRATEGIC INVESTMENTS

    During fiscal 2000, we entered into a strategic relationship with Goldmine Software Corporation ("Goldmine"), a developer of service desk and customer relationship management software, to collaborate on sales and distribution efforts and in the development of marketing and software content. As part of the agreement, we invested approximately $74.5 million of our Common Stock in exchange for approximately a 10% ownership of Goldmine, subsequent to our investment. Our investment in Goldmine is being accounted for using the cost method.

    During fiscal 2000, we entered into a strategic relationship with SupplyAccess, Inc. ("SupplyAccess"), a business-to-business electronic marketplace provider for information technology equipment, to collaborate on the sales and distribution efforts surrounding the information technology equipment procurement market. As part of the agreement, we invested approximately
$9.1 million of our Common Stock in exchange for approximately an 18% ownership of SupplyAccess, subsequent to our investment. Our investment in SupplyAccess is being accounted for using the cost method.

    In addition, we have made several other strategic investments for aggregate consideration of approximately $11.3 million during fiscal 2000, all of which are being accounted for using the cost method.

    Many of our investments are in companies whose operations are not yet sufficient to establish them as profitable concerns. Adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of our investments.

                               PEREGRINE SYSTEMS

1. COMPANY OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INTANGIBLE ASSETS

    Intangible assets are comprised of purchase price in excess of identifiable assets associated with our acquired businesses and purchased technology. Intangible assets are carried at cost less accumulated amortization, which is being amortized on a straight-line basis over generally five years.

CAPITALIZED COMPUTER SOFTWARE

    In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", software development costs are capitalized from the time the product's technological feasibility has been established until the product is released for sale to the general public. During the three years in the period ended March 31, 2000, no software development costs were capitalized as the costs incurred between achieving technological feasibility and product release were minimal. Research and development costs, including the design of product enhancements, are expensed as incurred.

FOREIGN CURRENCY TRANSLATION AND RISK MANAGEMENT

    Assets and liabilities of our foreign operations are translated into United States dollars at the exchange rate in effect at the balance sheet date, and revenue and expenses are translated at the average exchange rate for the period. Translation gains or losses of our foreign subsidiaries are not included in operations but are reported as other comprehensive income. The functional currency of those subsidiaries is the primary currency in which the subsidiary operates. Gains and losses on transactions in denominations other than the functional currency of our foreign operations, while not significant in amount, are included in the results of operations.

    We enter into forward exchange contracts of approximately one month in length to minimize the short-term impact of foreign currency fluctuations on assets and liabilities denominated in currencies other than the functional currency of the reporting entity. All foreign exchange forward contracts are designated and effective as a hedge and are inversely correlated to the hedged item as required by generally accepted accounting principles.

    Gains and losses on the contracts are included in other income and offset foreign exchange gains or losses from the revaluation of intercompany balances or other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.

INCOME TAXES

    Deferred taxes are provided for utilizing the liability method as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

                               PEREGRINE SYSTEMS

1. COMPANY OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) COMPUTATION OF NET LOSS PER SHARE

    Our computation of net loss per share is performed in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 requires companies to compute net income
(loss) per share under two different methods, basic and diluted per share data for all periods for which an income statement is presented. Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Potential dilutive common shares are calculated using the treasury stock method and represent incremental shares issuable upon exercise of our outstanding stock options. For the years ended March 31, 2000, 1999, and 1998, the diluted loss per share calculation excludes the effect of outstanding stock options as inclusion would be anti-dilutive.

STOCK SPLIT

    On January 20, 2000, our board of directors declared a two-for-one stock split of our Common Stock, effected in the form of a stock dividend. Stockholders of record as of the close of business on February 4, 2000 were issued a certificate representing one additional share of our Common Stock for each share of Common Stock held on the record date. All stock related data in the consolidated financial statements and related notes reflect this stock split for all periods presented.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This statement changes the previous accounting definition of derivative--which focused on freestanding contracts such as options and forwards (including futures and swaps)--expanding it to include embedded derivatives and many commodity contracts. Under the statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in a derivative's fair value be recognized currently in operations unless specific hedge accounting criteria are met. SFAS No. 133, as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We do not anticipate that the adoption of this amendment will have a material impact on our financial position or results of operations.

    In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"). SAB No. 101, as amended, is effective no later than the second calendar quarter of fiscal 2001. We are in the process of evaluating the potential impact of SAB No. 101, but we anticipate that the impact to our consolidated financial statements, if any, will be insignificant.

2. ACQUISITIONS

    In September 1997, we completed the acquisition of all of the outstanding stock of Apsylog, a developer of decision software solutions designed for asset management. The consideration given for the stock of Apsylog included approximately 7,664,000 shares of our Common Stock valued at a total purchase price of $38.6 million, including merger costs and assumed liabilities.

    On July 30, 1998, we completed the acquisition of Innovative Tech Systems, Inc. ("Innovative"), a developer of facilities infrastructure management software. This acquisition was structured as a tax-free

                               PEREGRINE SYSTEMS

2. ACQUISITIONS (CONTINUED)
stock-for-stock exchange resulting in the issuance of approximately 11,837,000 shares of our Common Stock for all outstanding shares of Innovative Common Stock valued at a total purchase price of $85.9 million, including merger costs and assumed liabilities.

    On September 23, 1998, we completed the acquisition of certain technology and other assets and liabilities from International Software Solutions and related persons and entities (collectively "ISS"), a developer of remote management software. We issued approximately 1,569,000 shares of our Common Stock in exchange for these assets valued at a total purchase price, including merger costs, of $15.6 million.

    On March 2, 1999, we completed the acquisition of Prototype, Inc. ("Prototype"), a developer of fleet infrastructure management software. We issued approximately 1,522,000 shares of our Common Stock and $1.1 million in cash for all of the outstanding shares of Prototype. The purchase price, including merger costs and assumed liabilities, totaled $25.9 million.

    On April 2, 1999, we completed the acquisition of F.Print UK Ltd. ("FPrint"), a developer of desktop inventory and asset discovery software. We issued approximately 1,508,000 shares of our Common Stock and $1.3 million in cash for all the outstanding shares of FPrint for a total purchase price, including merger costs, of $26.2 million.

    On September 29, 1999, we completed the acquisition of Knowlix Corporation ("Knowlix"), a developer of knowledge management software. We issued approximately 706,000 shares of our Common Stock for all the outstanding shares of Knowlix for a total purchase price, including merger costs, of $17.8 million.

    On March 23, 2000, we completed the acquisition of Telco Research Corporation Limited ("Telco Research"), a developer of telephony infrastructure management software and related ancillary products. We issued approximately 2,563,000 shares of our Common Stock for all of the outstanding shares of Telco Research for a total purchase price, including merger costs, of $123.9 million.

    On March 24, 2000, we completed the acquisition of Barnhill Management Corporation ("Barnhill"), a provider of infrastructure management system solutions and related professional services. We issued approximately 273,000 shares of our Common Stock for all of the outstanding shares of Barnhill for a total purchase price, including merger costs and assumed liabilities, of $32.2 million.

ACCOUNTING TREATMENT OF ACQUISITIONS

    All of the transactions above were accounted for under the purchase method of accounting and, accordingly, the assets, including in-process research and development, and liabilities, were recorded based on their fair values, as determined by independent appraisals, at the date of acquisition and the results of operations for each of the acquisitions have been included in the financial statements for the periods subsequent to acquisition.

                               PEREGRINE SYSTEMS

2. ACQUISITIONS (CONTINUED)
    We allocated each purchase price between acquired in-process research and development, the fair value of the net assets acquired, and the purchase price in excess of the acquired assets. The allocations of values are as follows (in thousands):

                                     ACQUIRED
                                    IN-PROCESS                        PURCHASE PRICE IN
                                   RESEARCH AND   FAIR VALUE OF NET     EXCESS OF THE
                                   DEVELOPMENT     ASSETS ACQUIRED     ACQUIRED ASSETS     TOTAL
                                   ------------   -----------------   -----------------   --------
FISCAL 2000

Fprint...........................     $ 4,194          $   --              $ 22,018       $ 26,212
Knowlix..........................       2,852              --                14,973         17,825
Barnhill.........................          --              --                32,192         32,192
Telco Research...................      17,459           7,520                98,934        123,913
                                      -------          ------              --------       --------
                                      $24,505          $7,520              $168,117       $200,142
                                      =======          ======              ========       ========

FISCAL 1999

Innovative.......................     $18,907          $   --              $ 67,032       $ 85,939
ISS..............................       2,959              --                12,614         15,573
Prototype........................       4,139              --                21,728         25,867
                                      -------          ------              --------       --------
                                      $26,005          $   --              $101,374       $127,379
                                      =======          ======              ========       ========

FISCAL 1998

Apsylog..........................     $ 6,955          $   --              $ 31,684       $ 38,639
                                      -------          ------              --------       --------
                                      $ 6,955          $   --              $ 31,684       $ 38,639
                                      =======          ======              ========       ========

    The value of each acquisition's acquired in-process technology was computed using a discounted cash flow analysis on the anticipated income stream of the related product sales. The value assigned to acquired in-process technology was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value. With respect to the acquired in-process technology, the calculations of value were adjusted to reflect the value creation efforts of the companies acquired prior to the close of each acquisition.

    The nature of the efforts required to develop acquired in-process technology into commercially viable products principally relates to the completion of all planning, designing and testing activities that are necessary to establish that the products can be produced to meet their design requirements, including functions, features and technical performance requirements. If the research and development project and technologies are not completed as planned, they will neither satisfy the technical requirements of a changing market nor be cost effective.

    No assurance can be given, however, that the underlying assumptions used to estimate expected product sales, development costs or profitability, or the events associated with such projects, will transpire as estimated. We currently believe that actual results have been consistent with forecasts with respect to acquired in-process revenues. Because we do not account for expenses by product, it is not possible to determine the actual expenses associated with any of the acquired technologies. However,

                               PEREGRINE SYSTEMS

2. ACQUISITIONS (CONTINUED)
we believe that expenses incurred to date associated with the development and integration of the acquired in-process research and development projects are substantially consistent with our previous estimates.

    We have completed many of the original research and development projects in accordance with our plans. We continue to work toward the completion of other projects. The majority of the projects are on schedule, but delays may occur due to changes in technological and market requirements for our products. The risks associated with these efforts are still considered high and no assurance can be made that any upcoming products will meet with market acceptance. Delays in the introduction of certain products may adversely affect our revenues and earnings in future quarters.

    During fiscal years 2000, 1999, and 1998 we expended $7.8 million, $11.2 million, and $2.4 million, respectively, for acquisition costs and liabilities assumed related to the acquisitions detailed above. These expenditures relate to advisory fees (investment bankers, attorneys, accountants and other consultant fees); employee severance and relocation costs; costs associated with the reduction of duplicate facilities, equipment and efforts; and other merger related costs (e.g. filing fees, travel costs, etc.).

    Acquisition related liabilities of $3.4 million at March 31, 1999 related principally to severance, relocation and lease termination costs. These amounts were expended in fiscal 2000 in amounts approximating the recorded liability.

    With respect to the acquisition related liabilities at March 31, 2000, we have both approved and preliminary plans of integration and consolidation. These plans include the steps we believe will be necessary within the year to integrate the operations of these acquisitions. The plans provide for the consolidation of duplicate facilities and infrastructure assets and the elimination of duplicative efforts and positions within the combined company. In connection with the integration plans we have accrued approximately $15.1 million in merger related costs comprised principally of the following components (in thousands):

                                                              ESTIMATED LIABILITY
                                                              -------------------
Estimated advisory fees.....................................          3,650
Employee severance and relocation...........................          5,854
Duplicative facilities, equipment and efforts...............          4,991
Other merger related costs..................................            629
                                                                    -------

                                                                    $15,124
                                                                    =======

    This accrual represents our best estimate, based on information available as of March 31, 2000, of the identifiable and quantifiable charges that we may incur as a result of the acquisition and integration plans, however these estimates may change. Any changes in the estimates during the next year will increase or decrease goodwill as appropriate. We believe substantially all of the above costs will be paid for within the next year.

    In addition to the costs included in the accrual for our acquisition and integration plans we will incur other incremental costs as a direct result of our integration efforts. These costs will be accounted for as incurred in future periods. To the extent these costs become significant they could have a material adverse effect on our future operating results.

                               PEREGRINE SYSTEMS

2. ACQUISITIONS (CONTINUED)
PRO FORMA FINANCIAL INFORMATION

    The following table presents the unaudited pro forma results assuming we had acquired each of Telco Research and Innovative at the beginning of fiscal years 2000 and 1999, as applicable. Net loss and diluted loss per share amounts have been adjusted to exclude acquired in process research and development write-offs of $24.5 million and $26.0 million in fiscal years 2000 and 1999, respectively and to include goodwill amortization of $51.9 million and $35.2 million in fiscal years 2000 and 1999, respectively. This information may not necessarily be indicative of our future combined results.

    The unaudited pro forma results of operations exclude the results of operations of certain acquisitions consummated during fiscal 2000 and 1999. The inclusion of the results associated with these acquisitions would not materially affect the pro forma financial information presented below.

In thousands, except per share data:

                                                           PRO FORMA RESULTS
                                                          FOR THE YEARS ENDED
                                                               MARCH 31,
                                                          -------------------
                                                              (UNAUDITED)
                                                            2000       1999
                                                          --------   --------
Revenues................................................  $283,911   $174,409
Net loss................................................  $(40,874)  $(52,014)
Basic and diluted loss per share........................  $  (0.40)  $  (0.58)

3. SENIOR CREDIT FACILITY

    In July 1999, we entered into a $20 million senior credit facility for a term of three years with a syndicate of financial institutions. Any borrowings under the credit facility are secured by substantially all assets and shall bear interest at a rate equal to LIBOR plus the applicable margin rate. Proceeds of the senior credit facility may be used for general corporate purposes, including acquisitions.

4. BALANCE SHEET COMPONENTS

    Other current assets consists of the following (in thousands):

                                                                 MARCH 31,
                                                            -------------------
                                                              2000       1999
                                                            --------   --------
Prepaid expenses..........................................  $ 8,505    $ 4,928
Other.....................................................   10,297      5,442
                                                            -------    -------
                                                            $18,802    $10,370
                                                            =======    =======

    Property and equipment consists of the following (in thousands):

                                                               MARCH 31,
                                                          -------------------
                                                            2000       1999
                                                          --------   --------
Furniture and equipment.................................  $ 44,197   $ 23,075
Leasehold improvements..................................     8,830      5,035
                                                          --------   --------
                                                            53,027     28,110
Less accumulated depreciation...........................   (23,490)   (12,215)
                                                          --------   --------
                                                          $ 29,537   $ 15,895
                                                          ========   ========

                               PEREGRINE SYSTEMS

4. BALANCE SHEET COMPONENTS (CONTINUED)

    Intangible assets, net and other consists of the following (in thousands):

                                                               MARCH 31,
                                                          -------------------
                                                            2000       1999
                                                          --------   --------
Strategic investments...................................  $ 94,852         --
Intangible assets and purchased technology..............   323,957    133,550
Other...................................................     4,740        788
                                                          --------   --------
                                                           423,549    134,338
Less accumulated amortization...........................   (55,933)   (21,180)
                                                          --------   --------
                                                          $367,616   $113,158
                                                          ========   ========

Accrued expenses consists of the following (in thousands):

                                                                 MARCH 31,
                                                            -------------------
                                                              2000       1999
                                                            --------   --------
Employee compensation.....................................  $ 6,146    $ 7,370
Commissions...............................................   11,673      6,066
Taxes.....................................................    8,340      5,030
Acquisition related liabilities...........................   15,124      3,379
Other.....................................................    7,781      4,615
                                                            -------    -------
                                                            $49,064    $26,460
                                                            =======    =======

5. LONG-TERM DEBT

    Long-term debt consists of the following (in thousands):

                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Note payable to lessor. Unsecured; interest at 8%. Monthly
  Payments of principal and interest of $4 through November
  2003......................................................   $  158      $194
Note payable to lessor. Unsecured; interest at 8%. Monthly
  Payments of principal and interest of $4 through September
  2003......................................................      129        --
Note payable to shareholders of an acquired company.
  Secured; interest at 7%. Specified Payments of principal
  and interest through December 2001........................      700        --
Note payable to third party. Unsecured; interest at 9%.
  Monthly payments of principal and interest of $3 through
  April 2004................................................      180        --
French Government Agency loans and other....................      164       455
                                                               ------      ----
                                                                1,331       649
Less current portion........................................      (74)      (55)
                                                               ------      ----
                                                               $1,257      $594
                                                               ======      ====

                               PEREGRINE SYSTEMS

5. LONG-TERM DEBT (CONTINUED)
    Scheduled fiscal year principal payments on long-term debt due as of March 31, 2000 are as follows (in thousands):

                                                                FUTURE SCHEDULED
                                                               PRINCIPAL PAYMENTS
                                                               ------------------
2001........................................................         $   74
2002........................................................          1,015
2003........................................................            134
2004........................................................            106
2005........................................................              2
                                                                     ------
                                                                     $1,331
                                                                     ======

6. INCOME TAXES

    The geographic distribution of income (loss) before taxes is as follows (in thousands):

                                                            MARCH 31,
                                                  ------------------------------
                                                    2000       1999       1998
                                                  --------   --------   --------
Domestic........................................  $(23,275)  $(21,041)   $ (772)
Foreign.........................................    14,657      7,966     5,514
                                                  --------   --------    ------
Total...........................................  $ (8,618)  $(13,075)   $4,742
                                                  ========   ========    ======

    The income tax provision (benefit) consisted of the following (in thousands):

                                                              MARCH 31,
                                                    ------------------------------
                                                      2000       1999       1998
                                                    --------   --------   --------
Current
  Federal.........................................  $ 9,670    $ 5,304     $5,197
  State...........................................      925        792      1,017
  Foreign.........................................    4,083      2,700         --
                                                    -------    -------     ------
Total current.....................................   14,678      8,796      6,214
                                                    -------    -------     ------
Deferred
  Federal.........................................    1,265      1,262       (728)
  State...........................................      331        188       (128)
  Foreign.........................................      178         49         --
                                                    -------    -------     ------
Total deferred....................................    1,774      1,499       (856)
                                                    -------    -------     ------
Total provision...................................  $16,452    $10,295     $5,358
                                                    =======    =======     ======

    We realize an income tax benefit from disqualifying dispositions of certain stock options. This benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital at the time the benefit is realized. The amount of the benefit realized for the years ended March 31, 2000, 1999, and 1998 was $10,595,000, $6,096,000 and $7,905,000, respectively.

                               PEREGRINE SYSTEMS

6. INCOME TAXES (CONTINUED)
    A reconciliation of expected income taxes using the statutory federal income tax rate to the effective income tax provision is as follows (in thousands):

                                                              MARCH 31,
                                                    ------------------------------
                                                      2000       1999       1998
                                                    --------   --------   --------
Federal tax provision (benefit) at the statutory
  rate............................................  $(3,016)   $(4,446)    $1,612
State tax provision (benefit), net of federal
  effect..........................................     (345)      (654)       237
Effect of foreign earnings taxed at different
  rates...........................................     (437)      (912)        --
Foreign sales corporation.........................     (985)        --         --
Tax credits.......................................   (1,184)      (860)        --
Non-deductible acquired R&D and amortization of
  intangibles.....................................   21,792     14,023      3,943
Other.............................................       78          1         16
Change in valuation allowance.....................      549      3,143       (449)
                                                    -------    -------     ------
Total income tax provision........................  $16,452    $10,295     $5,359
                                                    =======    =======     ======

    The amounts stated in the table above for the years ended March 31, 2000, 1999, and 1998 are based upon income before taxes which include expenses (a significant portion of which are not tax deductible) of $59,258,000, $44,017,000, and $10,123,000, respectively, related to the acquisition of in-process research and development and amortization of purchased intangibles. Excluding these acquisition-related expenses, the effective tax rate for the years ended March 31, 2000, 1999, and 1998 was 32.5, 33.3 and 37.0 percent, respectively.

    U.S. income taxes and foreign withholding taxes were not provided for on a cumulative total of approximately $14.7 million of undistributed earnings for certain non-U.S. subsidiaries. We intend to reinvest these earnings indefinitely in operations outside of the U.S.

    The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets are as follows (in thousands):

                                                                 MARCH 31,
                                                            -------------------
                                                              2000       1999
                                                            --------   --------
Deferred tax assets:
  Net operating loss carryforwards........................  $ 1,197    $ 3,148
  Intangible Assets.......................................    5,192      3,143
  Deferred maintenance revenue............................    1,576      2,752
  Other...................................................      726      1,030
                                                            -------    -------
Total gross deferred tax assets...........................    8,691     10,073
Deferred tax liabilities:
  Depreciation............................................     (167)      (324)
Net deferred tax asset prior to valuation allowance.......    8,524      9,749
Valuation allowance.......................................   (4,500)    (3,951)
                                                            -------    -------
Net deferred tax assets...................................  $ 4,024    $ 5,798
                                                            =======    =======

                               PEREGRINE SYSTEMS

6. INCOME TAXES (CONTINUED)

    As of March 31, 2000, we had total net operating loss carryforwards of approximately $66.8 million for domestic federal income tax reporting purposes, which expire beginning in 2012. Approximately $63.7 million of the net operating loss carryforwards (excluded from the table above) relate to disqualifying dispositions of stock options which will result in an increase in additional paid-in capital and a decrease in income taxes payable at such time that the tax benefit is realized. In certain circumstances, as specified in the Internal Revenue Code, an ownership change of fifty percent or more by certain combinations of our stockholders during any three year period could result in an annual limitation on our ability to utilize portions of our domestic net operating loss carryforwards.

    A valuation allowance in the amount set forth in the table above has been recorded to properly reserve for a portion of the deferred tax assets due to uncertainties surrounding their realization. We evaluate on a quarterly basis the recoverability of the deferred tax assets and the amount of the valuation allowance. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

7. COMMITMENTS AND CONTINGENCIES

    We lease certain buildings and equipment under noncancelable operating lease agreements. The leases generally require us to pay all execution costs such as taxes, insurance and maintenance related to the leased assets. Certain of the leases contain provisions for periodic rate escalations to reflect cost-of-living increases. Rent expense for such leases totaled approximately $9.1 million, $4.6 million, and $2.6 million in fiscal years 2000, 1999, and 1998, respectively.

    Future minimum lease payments under noncancelable operating leases, at March 31, 2000 are as follows (in thousands):

                                                              OPERATING
                                                               LEASES
                                                              ---------
2001........................................................  $ 14,257
2002........................................................    18,362
2003........................................................    18,578
2004........................................................    17,291
2005........................................................    13,535
Thereafter..................................................   105,746
                                                              --------
Total minimum lease payments................................  $187,769
                                                              ========

    We sublease office space at our corporate headquarters to an affiliated company. The term of the sublease is from June 1996 to October 2003 and requires monthly rental payments of approximately $17,000.

    On June 9, 1999, we entered into a series of leases covering up to approximately 540,000 square feet of office space in San Diego, including an option on approximately 118,000 square feet of office space. We have moved into a portion of the completed new facilities with the remaining uncompleted space currently scheduled for completion over the next four years. The future minimum lease commitments detailed above contain our future commitments associated with these leases. To the extent we do not require all of the space under these leases, we have the right to sublet excess space.

                               PEREGRINE SYSTEMS

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    We pay commissions to employees who have authored certain of our products based on a percentage of the respective product's sales. Commissions paid under such agreements are included in research and development expense in the accompanying consolidated statements of operations and were approximately, $3.6 million, $3.2 million and $1.7 million for fiscal years 2000, 1999, and 1998, respectively.

    On March 31, 2000, we had outstanding forward contracts to buy foreign currencies totaling $19.6 million U.S. Dollars. Additionally, we had outstanding forward contracts to sell foreign currencies totaling $11.8 million U.S. Dollars. These hedging exposures are consistent with transaction flows with respect to our international operations. These contracts typically expire within one month.

    From time to time we are involved in various legal proceedings and claims arising in the ordinary course of business, none of which, in our opinion, is expected to have a material adverse effect on our consolidated financial position or results of operations.

8. STOCKHOLDERS' EQUITY

PREFERRED STOCK

    We have authorized 5,000,000, $0.001 par value, undesignated preferred shares, none of which were issued or outstanding at March 31, 2000 and 1999. Our board of directors has the authority to issue the preferred stock in one or more series, and to fix the price, rights, preferences, privileges, and restrictions, including dividend rights and rates, conversion and voting rights, and redemption terms and pricing without any further vote or action by our shareholders.

STOCK OPTIONS

    We have five stock option plans, the 1990 Nonqualified Stock Option Plan ("1990 Plan"), the 1991 Nonqualified Stock Option Plan ("1991 Plan"), the 1994 Stock Option Plan ("1994 Plan"), the 1997 Director Option Plan (the "Director Plan") and the 1999 Nonqualified Stock Option Plan ("the 1999 Plan").

    We may no longer grant options under the 1990 and 1991 Plans. We may grant up to 32,553,000, 600,000, and 2,000,000 options under the 1994 Plan, Director Plan and the 1999 Plan, respectively. All options granted pursuant to the plans have an exercise price determined by our board of directors on a per-grant basis, which may not be less than fair market value on the date of grant. Option grants under all five stock option plans generally vest over four years. During December 1996, we recorded $631,000 in deferred compensation related to the grant of 740,000 options. This deferred compensation is being amortized on a straight-line basis to expense over the options' four year vesting period.

    The following table summarizes our five stock option plans at March 31, 2000, 1999, and 1998 as well as changes during the periods then ended. The table excludes all option plans acquired as the

                               PEREGRINE SYSTEMS

8. STOCKHOLDERS' EQUITY (CONTINUED)
result of acquisitions during the periods presented, which represent options to purchase 497,000 shares at March 31, 2000.

                                                                     WEIGHTED AVERAGE
                                              NUMBER OF SHARES   EXERCISE PRICE PER SHARE
                                              ----------------   ------------------------
                                               (IN THOUSANDS)
Balances, March 31, 1997...................       16,213.1                $ 0.52
Options granted............................        6,514.9                  3.40
Options exercised..........................       (7,290.6)                 0.39
Options canceled...........................       (1,142.5)                 3.05
                                                  --------                ------

Balances, March 31, 1998...................       14,294.9                  1.70
Options granted............................       14,067.4                  6.57
Options exercised..........................       (7,201.5)                 0.96
Options canceled...........................       (1,715.6)                 1.52
                                                  --------                ------

Balances, March 31, 1999...................       19,445.2                  5.52
Options granted............................        5,989.6                 19.01
Options exercised..........................       (4,791.0)                 4.22
Options canceled...........................         (776.1)                 8.35
                                                  --------                ------

Balances, March 31, 2000...................       19,867.7                $ 9.79
                                                  ========                ======

    As of March 31, 2000, 1999 and 1998 exercisable options outstanding were 4,064,000, 2,329,000 and 4,660,000, respectively, with weighted average exercise prices of $5.21, $2.00, and $0.68, respectively.

    We have adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Accordingly, we continue to account for stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion
No. 25.

    Pursuant to SFAS No. 123, we are required to disclose the pro forma effects on net income (loss) and net income (loss) per share data as if we had elected to use the fair value approach to account for all of our employee stock-based compensation plans. Had compensation cost for our plans been determined consistent with the fair value approach enumerated in SFAS No. 123, our net income (loss)

                               PEREGRINE SYSTEMS

8. STOCKHOLDERS' EQUITY (CONTINUED)
and net income (loss) per share for the years ended March 31, 2000, 1999, and 1998 would have been as indicated below:

In thousands, except per share data:

                                                 FOR THE YEARS ENDED MARCH 31,
                                                 ------------------------------
                                                   2000       1999       1998
                                                 --------   --------   --------
Pro forma net loss:
  As reported..................................  $(25,070)  $(23,370)  $   (616)
  Pro forma expense effect of SFAS No. 123.....   (15,216)    (5,546)    (1,300)
                                                 --------   --------   --------
  Pro forma after giving effect to SFAS No.
    123........................................  $(40,286)  $(28,916)  $ (1,916)
                                                 ========   ========   ========

Basic and diluted pro forma net loss per share
  As reported..................................  $  (0.24)  $  (0.27)  $  (0.01)
  Pro forma expense effect of SFAS No. 123.....     (0.15)     (0.06)     (0.02)
                                                 --------   --------   --------
  Pro forma after giving effect to SFAS No.
    123........................................  $  (0.39)  $  (0.33)  $  (0.03)
                                                 ========   ========   ========

    The fair value of options was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for option grants:

                                                             FOR THE YEARS ENDED MARCH 31,
                                                       ------------------------------------------
                                                         2000             1999             1998
                                                       --------         --------         --------
Risk-free interest rate.......................           6.38%            5.65%            6.11%
Expected life (in years)......................              4                4                4
Expected volatility...........................          89.03%           78.92%           63.06%

RESTRICTED STOCK

    During fiscal 1996, we granted 2,400,000 shares of nontransferable Common Stock under restricted stock agreements to certain employees. These shares were valued at a fair value of $0.59. The restrictions lapse on the shares ten years from the date of grant or, if we achieve certain objectives for earnings growth from fiscal 1997 through fiscal 2002, or, on a change in control of PSI. The unearned portion of restricted stock is included in stockholders' equity and is being amortized as compensation expense on a straight-line basis over the vesting period. During fiscal 1998, 808,000 of the above shares were canceled.

    During fiscal year 1998, we granted an additional 200,000 shares of nontransferable Common Stock under restricted stock agreements valued at $3.16. These shares vest over a six-year term and deferred compensation of $631,000 is currently being amortized as compensation expense over this term.

1997 EMPLOYEE STOCK PURCHASE PLAN

    In February 1997, our board of directors adopted, and the stockholders approved, the 1997 Employee Stock Purchase Plan ("Purchase Plan"). We have reserved 1,000,000 shares of common stock for issuance under the Purchase Plan. The Purchase Plan enables eligible employees to purchase common stock at 85% of the lower of the fair market value of the Company's common stock on the

                               PEREGRINE SYSTEMS

8. STOCKHOLDERS' EQUITY (CONTINUED)
first or last day of each option purchase period, as defined. During fiscal years 2000, 1999, and 1998 we issued 100,000, 124,000, and 140,000 shares, respectively, pursuant to the Purchase Plan.

DIRECTOR OPTION PLAN

    In February 1997, our board of directors adopted, and the stockholders approved, the 1997 Director Option Plan ("Director Plan"). We have reserved 600,000 shares of our Common Stock for issuance under the Director Plan. The Director Plan provides each new eligible outside PSI director an initial option grant to purchase 50,000 shares of our Common Stock upon election to our board of directors. In addition, commencing with the 1998 Annual Stockholders meeting, such eligible outside directors are granted an option to purchase 10,000 shares of our Common Stock at each annual meeting. The exercise price per share of all options granted under the Director Plan will be equal to the fair market value of our Common Stock on the date of grant. Options may be granted for periods up to ten years and generally vest over four years. No grants were made under the Director Plan during fiscal 1998. We granted 50,000 and 100,000 shares of our Common Stock under the Director Plan in fiscal 2000 and 1999, respectively.

9. EMPLOYEE BENEFIT PLAN

    We have a 401(k) Employee Savings Plan ("Plan") covering substantially all employees. The Plan provides for savings and pension benefits and is subject to the provisions of the Employee Retirement Income Security Act of 1974. Those employees who participate in the Plan are entitled to make contributions of up to 20 percent of their compensation, limited by IRS statutory contribution limits. In addition to employee contributions, we may also contribute to the Plan by matching 25% of employee contributions. Amounts we contributed to the Employee Savings Plan during fiscal 2000, 1999, and 1998, were $905,000, $467,000, and $200,000, respectively.

10. GEOGRAPHIC OPERATIONS

    We operate exclusively in the Infrastructure Resource Management software industry. A summary of our operations by geographic area is presented below:

                                               NORTH     EUROPE &
                                              AMERICA     OTHER     CONSOLIDATED
                                              --------   --------   ------------
Year ended March 31, 2000
Revenues....................................  $149,582   $103,718     $253,300
Identifiable assets.........................  $503,237   $ 20,193     $523,430

Year ended March 31, 1999
Revenues....................................  $ 88,649   $ 49,414     $138,063
Identifiable assets.........................  $179,376   $ 28,337     $207,713

Year ended March 31, 1998
Revenues....................................  $ 39,512   $ 22,365     $ 61,877
Identifiable assets.........................  $ 72,434   $ 11,134     $ 83,568

Amounts included in Europe and Other above relate principally to our European operations.

                               PEREGRINE SYSTEMS

11. QUARTERLY INFORMATION (UNAUDITED)

    The following unaudited quarterly financial information includes, in our opinion, all normal and recurring adjustments (in thousands) necessary to fairly state our consolidated results of operations and related information for the periods presented.

                                                       FIRST      SECOND     THIRD      FOURTH
                                                      QUARTER    QUARTER    QUARTER    QUARTER
                                                      --------   --------   --------   --------
FISCAL 2000

License revenues....................................  $ 32,092   $ 37,102   $ 46,524   $ 52,749
Services revenues...................................    19,513     20,705     21,020     23,595
Total costs and expenses............................   (53,093)   (56,006)   (63,233)   (89,624)
                                                      --------   --------   --------   --------
Income (loss) from operations.......................    (1,488)     1,801      4,311    (13,280)
Interest income (expense) and other.................        86          7          5        (60)
Income tax expense..................................     3,439      4,042      4,183      4,788
                                                      --------   --------   --------   --------
Net income (loss)...................................  $ (4,841)  $ (2,234)  $    133   $(18,128)
                                                      ========   ========   ========   ========
Basic income (loss) per share.......................  $  (0.05)  $  (0.02)  $     --   $  (0.17)
                                                      ========   ========   ========   ========
Diluted income (loss) per share.....................  $  (0.05)  $  (0.02)  $     --   $  (0.17)
                                                      ========   ========   ========   ========

FISCAL 1999

License revenues....................................  $ 13,882   $ 17,375   $ 26,064   $ 30,041
Services revenues...................................     7,868     12,279     14,485     16,069
Total costs and expenses............................   (18,432)   (49,960)   (37,051)   (46,359)
                                                      --------   --------   --------   --------
Income (loss) from operations.......................     3,318    (20,306)     3,498       (249)
Interest income (expense) and other.................       260        193        100        111
Income tax expense..................................     1,742      2,209      2,969      3,375
                                                      --------   --------   --------   --------
Net income (loss)...................................  $  1,836   $(22,322)  $    629   $ (3,513)
                                                      ========   ========   ========   ========
Basic income (loss) per share.......................  $   0.03   $  (0.26)  $   0.01   $  (0.04)
                                                      ========   ========   ========   ========
Diluted income (loss) per share.....................  $   0.02   $  (0.26)  $   0.01   $  (0.04)
                                                      ========   ========   ========   ========

12. SUBSEQUENT EVENT

    On April 5, 2000 we entered into an Agreement and Plan of Merger and Reorganization with Harbinger Corporation ("Harbinger"), a Georgia corporation, in which each outstanding share of Harbinger common stock will be converted into the right to receive 0.75 of a share of our Common Stock (the "Merger"), or approximately 36 million shares, inclusive of approximately 5 million shares associated with Harbinger's outstanding stock options.

    The Merger is intended to constitute a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and is to be accounted for as a purchase transaction. Consummation of the Merger is subject to various conditions, including, among other things, receipt of the necessary approvals of our stockholders, the stockholders of Harbinger and certain regulatory agencies.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Harbinger Corporation:

    We have audited the accompanying consolidated balance sheets of Harbinger Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harbinger Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Atlanta, Georgia
February 10, 2000

                     HARBINGER CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                     ASSETS
Current assets:
Cash and cash equivalents...................................  $ 12,934   $ 33,059
Short-term investments......................................    60,086     59,248
Accounts receivable, less allowances for returns and
  doubtful accounts of $8,455 and $5,464 in 1999 and 1998,
  respectively..............................................    43,975     35,891
Royalties receivable, less allowance for doubtful accounts
  of $3,614 in 1998.........................................     1,200      1,730
Deferred income taxes.......................................     2,103      2,103
Other current assets........................................     3,621      5,622
                                                              --------   --------
Total current assets........................................   123,919    137,653
                                                              --------   --------
Property and equipment, less accumulated depreciation and
  amortization..............................................    26,339     23,150
Intangible assets, less accumulated amortization............    16,863     16,803
Deferred income taxes.......................................       698        698
Other non-current assets....................................     1,640         65
                                                              --------   --------
                                                              $169,459   $178,369
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  7,478   $  5,566
  Accrued expenses..........................................    15,995     31,571
  Deferred revenues.........................................    21,212     21,213
                                                              --------   --------
    Total current liabilities...............................    44,685     58,350
                                                              --------   --------

Commitments and contingencies...............................

Zero coupon redeemable preferred stock, no par value; 0 and
  2,000,000 shares authorized, issued and outstanding as of
  December 31, 1999 and 1998................................        --         --

Shareholders' equity:
  Preferred stock, no par value; 20,000,000 and 18,000,000
    shares authorized as of December 31, 1999 and 1998
    respectively; none issued and outstanding...............        --         --
  Common stock, $0.0001 par value; 100,000,000 shares
    authorized; 43,404,247 and 42,313,031 shares issued as
    of December 31, 1999 and 1998, respectively.............         4          4
  Additional paid-in capital................................   208,226    201,615
  Accumulated deficit.......................................   (56,968)   (73,528)
  Accumulated other comprehensive loss......................    (1,444)      (622)
  Treasury stock, 4,323,050 shares and 1,562,100 shares as
    of December 31, 1999 and 1998, respectively.............   (25,044)    (7,450)
                                                              --------   --------
    Total shareholders' equity..............................   124,774    120,019
                                                              --------   --------
                                                              $169,459   $178,369
                                                              ========   ========

          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Revenues:
  Services..................................................  $108,673   $ 88,067   $ 63,417
  Software..................................................    46,841     47,084     54,804
                                                              --------   --------   --------
    Total revenues..........................................   155,514    135,151    118,221
                                                              --------   --------   --------
Direct costs:
  Services..................................................    46,442     34,487     22,710
  Software..................................................     4,555      3,730      7,800
                                                              --------   --------   --------
    Total direct costs......................................    50,997     38,217     30,510
                                                              --------   --------   --------
      Gross margin..........................................   104,517     96,934     87,711
                                                              --------   --------   --------
Operating costs:
  Selling and marketing.....................................    39,559     31,618     26,723
  General and administrative................................    30,970     32,205     20,775
  Depreciation and amortization.............................     9,522      8,100      7,096
  Product development.......................................    11,836     10,636     15,267
  Charge for purchased in-process product development,
    write-off of software development costs, restructuring,
    acquisition-related and other charges...................        --     27,027     40,555
                                                              --------   --------   --------
    Total operating costs...................................    91,887    109,586     10,416
                                                              --------   --------   --------
      Operating income (loss)...............................    12,630    (12,652)   (22,705)
Interest income, net........................................     3,467      4,830      3,914
Equity in losses of joint ventures..........................       (80)        --       (313)
Minority interest income....................................        --         --          2
                                                              --------   --------   --------
      Income (loss) from continuing operations before income
        taxes...............................................    16,017     (7,822)   (19,102)
Income tax expense..........................................      (813)      (705)    (3,093)
                                                              --------   --------   --------
      Income (loss) from continuing operations..............    15,204     (8,527)   (22,195)
Discontinued operations:
  Loss from operations of TrustedLink Procurement business
    and TrustedLink Banker division.........................        --     (1,793)   (10,433)
  Income (loss) on disposal of TrustedLink Procurement
    business, and TrustedLink Banker division, including
    provisions for operating losses during phase-out
    periods.................................................     1,356     (4,392)    (4,000)
                                                              --------   --------   --------
      Income (loss) before extraordinary item...............    16,560    (14,712)   (36,628)
Extraordinary loss on debt extinguishment...................        --         --     (2,419)
                                                              --------   --------   --------
      Net income (loss).....................................  $ 16,560   $(14,712)  $(39,047)
                                                              ========   ========   ========
Basic earnings (loss) per share.............................  $   0.43   $  (0.35)  $  (1.02)
                                                              ========   ========   ========
Weighted average number of shares outstanding...............    38,938     41,557     38,162
                                                              ========   ========   ========
Diluted earnings (loss) per share...........................  $   0.41   $  (0.35)  $  (1.02)
                                                              ========   ========   ========
Weighted average number of common shares outstanding
  assuming dilution.........................................    40,739     41,557     38,162
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Net income (loss)...........................................  $16,560    $(14,712)  $(39,047)
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustments..................     (822)        260       (744)
                                                              -------    --------   --------
  Comprehensive income (loss)...............................  $15,738    $(14,452)  $(39,791)
                                                              =======    ========   ========

          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                    COMMON STOCK                                                        TREASURY STOCK
                                ---------------------                                ACCUMULATED     ---------------------
                                                        ADDITIONAL                      OTHER
                                                         PAID-IN     ACCUMULATED    COMPREHENSIVE
                                  SHARES      AMOUNT     CAPITAL       DEFICIT           LOSS          SHARES      AMOUNT
                                ----------   --------   ----------   ------------   --------------   ----------   --------
BALANCE, DECEMBER 31, 1996....  35,806,596   $      3    $113,846      $(19,593)       $  (138)              --   $     --

Exercise of stock options and
  warrants and issuance of
  stock under employee stock
  purchase plan...............   1,039,749         --       5,098            --             --               --         --
Tax benefits from stock plans           --         --         498            --             --               --         --
Issuance of stock and stock
  options to purchase a
  debenture and acquire
  minority interest of
  subsidiary..................     363,432         --       6,416            --             --               --         --
Issuance of common stock and
  vesting of contingent option
  in connection with
  acquisitions................     513,079         --       3,958          (296)            --               --         --
Issuance of stock in secondary
  offering, net...............   3,105,000          1      60,025            --             --               --         --
Other transactions............          --         --          --            (9)            --               --         --
Foreign currency translation
  adjustment..................          --         --          --            --           (744)              --         --
Net loss......................          --         --                   (39,047)            --               --         --
                                ----------   --------    --------      --------        -------       ----------   --------
BALANCE, DECEMBER 31, 1997....  40,827,856          4     189,841       (58,945)          (882)              --         --

Exercise of stock options and
  warrants and issuance of
  stock under employee stock
  purchase plan...............   1,289,178         --      11,803            --             --               --         --
Shares purchased..............          --         --          --            --             --       (1,562,100)    (7,450)
Immaterial
  pooling-of-interests........     194,497         --          --           129             --               --         --
Foreign currency translation
  adjustment..................          --         --          --            --            260               --         --
Other transactions............       1,500         --         (29)           --             --               --         --
Net loss......................          --         --          --       (14,712)            --               --         --
                                ----------   --------    --------      --------        -------       ----------   --------
BALANCE, DECEMBER 31, 1998....  42,313,031          4     201,615       (73,528)          (622)      (1,562,100)    (7,450)

Exercise of stock options and
  warrants and issuance of
  stock under employee stock
  purchase plan...............   1,091,216         --       6,611            --             --               --         --
Shares purchased..............          --         --          --            --             --       (2,760,950)   (17,594)
Foreign currency translation
  adjustment..................          --         --          --            --           (822)              --         --
Net income....................          --         --          --        16,560             --               --         --
                                ----------   --------    --------      --------        -------       ----------   --------
BALANCE, DECEMBER 31, 1999....  43,404,247   $      4    $208,226      $(56,968)       $(1,444)      (4,323,050)  $(25,044)
                                ==========   ========    ========      ========        =======       ==========   ========


                                    TOTAL
                                SHAREHOLDERS'
                                   EQUITY
                                -------------
BALANCE, DECEMBER 31, 1996....    $ 94,118
Exercise of stock options and
  warrants and issuance of
  stock under employee stock
  purchase plan...............       5,098
Tax benefits from stock plans          498
Issuance of stock and stock
  options to purchase a
  debenture and acquire
  minority interest of
  subsidiary..................       6,416
Issuance of common stock and
  vesting of contingent option
  in connection with
  acquisitions................       3,662
Issuance of stock in secondary
  offering, net...............      60,026
Other transactions............          (9)
Foreign currency translation
  adjustment..................        (744)
Net loss......................     (39,047)
                                  --------
BALANCE, DECEMBER 31, 1997....     130,018
Exercise of stock options and
  warrants and issuance of
  stock under employee stock
  purchase plan...............      11,803
Shares purchased..............      (7,450)
Immaterial
  pooling-of-interests........         129
Foreign currency translation
  adjustment..................         260
Other transactions............         (29)
Net loss......................     (14,712)
                                  --------
BALANCE, DECEMBER 31, 1998....     120,019
Exercise of stock options and
  warrants and issuance of
  stock under employee stock
  purchase plan...............       6,611
Shares purchased..............     (17,594)
Foreign currency translation
  adjustment..................        (822)
Net income....................      16,560
                                  --------
BALANCE, DECEMBER 31, 1999....    $124,774
                                  ========

          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Cash flows from operating activities:
  Net income (loss).........................................  $ 16,560   $(14,712)  $(39,047)
    Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Allowance for returns and doubtful accounts...........    12,072     10,016      4,709
      Charge for purchased in-process product development,
        write-off of software development costs,
        acquisition-related and other noncash charges.......        --      3,981     26,761
      Income (loss) on disposal of discontinued
        operations..........................................    (1,356)     5,737      4,000
      Loss on debt extinguishment...........................        --         --      2,419
      Depreciation and amortization.........................    11,530     10,847     10,917
      Loss on sale of property and equipment................        --         --        389
      Discount amortization on investments..................        --       (153)        88
      Equity in losses of joint ventures....................       197         --        302
      Minority interest and other...........................        --         --       (287)
      Deferred income taxes.................................        --         --      1,110
      Changes in operating assets and liabilities:
        Accounts receivable.................................   (20,815)    (7,451)   (17,680)
        Royalties receivable................................       530         20     (4,027)
        Other assets........................................     1,454     (2,256)     1,410
        Accounts payable and accrued expenses...............   (11,183)    (2,724)     9,300
        Deferred revenues...................................        (1)     2,864      1,260
                                                              --------   --------   --------
          Net cash provided by operating activities.........     8,988      6,169      1,624
                                                              --------   --------   --------
Cash flows from investing activities:
  Net purchases of short-term investments...................      (838)   (26,762)    (2,577)
  Purchases of property and equipment.......................   (11,398)   (12,887)    (8,576)
  Additions to software development costs...................    (5,806)    (3,572)    (5,014)
  Investment in acquisitions and joint venture..............      (300)    (3,547)   (13,924)
  Proceeds from disposal of property and equipment..........        --         --          7
  Proceeds from sale of discontinued operations.............       500         --         --
  Net additions to notes receivable.........................      (125)        --         --
                                                              --------   --------   --------
          Net cash used in investing activities.............   (17,967)   (46,768)   (30,084)
                                                              --------   --------   --------

                     HARBINGER CORPORATION AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
Cash flows from financing activities:
  Exercise of stock options and warrants and issuance of
    stock under employee stock purchase plan................     6,611     11,803     5,098
  Principal payments under notes payable and long-term
    debt....................................................        --       (623)   (2,968)
  Proceeds from issuance of common stock....................        --         --    60,026
  Purchases of common stock.................................   (17,594)    (7,450)       --
  Repayments under credit agreement.........................        --         --    (1,550)
  Purchase of subordinated debenture........................        --         --    (1,500)
                                                              --------   --------   -------
    Net cash (used in) provided by financing activities.....   (10,983)     3,730    59,106
                                                              --------   --------   -------
Net increase (decrease) in cash and cash equivalents........   (19,962)   (36,869)   30,646
Cash and cash equivalents at beginning of year..............    33,059     69,811    35,697
Effect of exchange rates on cash held in foreign
  currencies................................................      (163)        65       (76)
Cash received from acquisitions.............................        --         52     3,544
                                                              --------   --------   -------
  Cash and cash equivalents at end of year..................  $ 12,934   $ 33,059   $ 9,811
                                                              ========   ========   =======
Supplemental disclosures:
  Cash paid for interest....................................  $     --   $     50   $    90
                                                              ========   ========   =======
  Cash paid for income taxes................................  $    788   $    991   $    --
                                                              ========   ========   =======
Supplemental disclosures of noncash investing and financing
  activities:
  Purchase of subordinated debenture in exchange for common
    stock...................................................  $     --         --   $ 4,200
                                                              ========   ========   =======
  Acquisition of minority interest in exchange for issuance
    of common stock.........................................  $     --   $     --   $ 2,216
                                                              ========   ========   =======
  Acquisition of minority interest in exchange for common
    stock...................................................  $     --   $     --   $   392
                                                              ========   ========   =======
  Acquisition of businesses in exchange for assumption of
    liabilities and issuance of common stock, options and
    warrants to acquire common stock........................  $     --   $     --   $   454
                                                              ========   ========   =======
  Issuance of notes receivable in exchange for sale of
    discontinued operations.................................  $    800   $     --   $    --
                                                              ========   ========   =======

          See accompanying notes to consolidated financial statements.

                     HARBINGER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND PRESENTATION

    Harbinger Corporation and subsidiaries (the Company) develops, markets and supports software products, provides computer communications networks and provides professional consulting services to enable businesses to engage in e-commerce. The Company's products and services are used by customers in targeted industries, including the petroleum, chemicals, utilities, electronics, distribution, aerospace, automotive, communications, transportation, textile/apparel and healthcare industries both in the United States and certain international markets including Europe, South America and Asia.

    The consolidated financial statements of the Company include the accounts of Harbinger Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUE RECOGNITION

    SERVICES

    Revenues for services principally include subscription fees for transactions on harbinger.net, the Company's e-commerce portal; software maintenance; and professional service fees for outsourcing, training and e-commerce enablement. Subscription fees are a combination of monthly access charges and transaction-based usage charges and are recognized as incurred each month. Software maintenance is billed in advance with revenue deferred and recognized ratably over the one-year service period. Revenues for professional services are based on actual services rendered and are recognized as services are performed.

    SOFTWARE

    The Company recognizes revenue in accordance with Statement of Position
(SOP) 97-2, SOFTWARE REVENUE RECOGNITION, and SOP 98-4, DEFERRAL OF THE EFFECTIVE DATE OF A PROVISION OF SOP 97-2. Revenue is derived from the sale of software licenses, hardware and software services and is allocated to each element of the arrangement based on the relative fair values of the elements established by the price charged when the respective element is sold separately.

    Revenues derived from software license fees are recognized upon shipment, net of estimated returns. Software revenues also include royalties due to the Company under distribution agreements with third parties that are recognized either on shipment of software to a distributor or upon sales to end users by a distributor, depending on the terms of the distribution agreement.

    In December 1998 the Accounting Standards Committee of the American Institute of Certified Public Accountants issued SOP 98-9, SOFTWARE REVENUE RECOGNITION WITH RESPECT TO CERTAIN TRANSACTIONS. SOP 98-9 is effective for fiscal years beginning after March 15, 1999 and the Company does not expect a material change to its accounting for revenues as a result of adopting the provisions of SOP 98-9.

                     HARBINGER CORPORATION AND SUBSIDIARIES

1. PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) DEFERRED REVENUES

    Deferred revenues represent payments received from customers or billings invoiced to customers for software and services billed in advance of revenue recognition.

    DIRECT COSTS

    Direct costs for services include network asset depreciation and amortization, telecommunications charges and the costs of personnel to manage network operations, customer support, professional service engagements and consulting. Direct costs for software include duplication, packaging and shipping of software, amortization of purchased technology and software development costs and royalties paid to third-party distributors.

    CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Cash, cash equivalents and short-term investments are stated at cost, which approximates fair value, and consist primarily of money market funds and U.S. Treasury bills. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Investments maturing between three and 12 months from the date of purchase are classified as short-term investments.

    Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designations quarterly. As of December 31, 1999 debt securities were classified as held-to-maturity as the Company intended to hold, and had the ability to hold, these securities to maturity. Held-to-maturity securities are stated at amortized cost, which approximates fair market value.

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and other short-term obligations of the U.S. Government.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, generally three to 10 years. Leasehold improvements are amortized straight-line over the shorter of the lease or estimated useful life of the asset.

    NONMONETARY TRANSACTION

    The Company accounts for nonmonetary transactions based on the fair value of the assets or services involved. During 1999 the Company acquired software to use in its internal purchasing system as part of its overall ERP project in exchange for certain Company software products that the acquiring company used internally. The fair value, based on a combination of market comparables, competitive bids and prior sales histories, was $330,000. This value was recorded as property and equipment on the consolidated balance sheets and as software revenue on the consolidated statements of operations.

                     HARBINGER CORPORATION AND SUBSIDIARIES

1. PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INVESTMENTS IN JOINT VENTURES

    During 1999 the Company became one-third owner of GLINK, LLC (GLINK), a joint venture established to develop an electronic marketplace for the grocery industry. The Company accounts for its ownership in GLINK using the equity method of accounting, which requires the Company to record its share of income and losses of GLINK to the consolidated statements of operations under "Equity in losses of joint ventures" in the period they occur. The Company also applied the equity method of accounting for its holdings in other immaterial joint ventures in 1997 that have since been dissolved.

    INTANGIBLE ASSETS

    PURCHASED TECHNOLOGY, GOODWILL AND OTHER INTANGIBLE ASSETS

    Purchased technology, goodwill and other intangible assets are amortized on a straight-line basis over the expected periods to be benefited, generally five to 10 years. The Company evaluates the recoverability of these intangible assets at each period end using the undiscounted estimated future net operating cash flows expected to be derived from such assets. If such evaluation indicates a potential impairment, the Company uses the fair value to determine the amount of these intangible assets that should be written off.

    SOFTWARE DEVELOPMENT COSTS

    The Company capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED. Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development until technological feasibility has been established for the product or enhancement. Thereafter, all software production costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers. Software development costs are amortized on a product-by-product basis at the greater of the amounts computed using (a) the ratio of current gross revenues for a product or enhancement to the total current and anticipated future gross revenues for that product or enhancement, or (b) the straight-line method over the remaining estimated economic life of the product or enhancement, not to exceed five years. The Company evaluates the net realizable value of its software development costs at each period end using undiscounted estimated future net operating cash flows expected to be derived from the respective software product or enhancement. If such evaluation indicates that the unamortized software development costs exceed the net realizable value, such amount is written off.

    INCOME TAXES

    The Company accounts for income taxes using the asset and liability method of SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Under SFAS No. 109 deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on

                     HARBINGER CORPORATION AND SUBSIDIARIES

1. PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    RECLASSIFICATIONS

    Certain reclassifications have been made to the 1998 and 1997 consolidated financial statements to conform with the 1999 presentation.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company uses financial instruments in the normal course of its business. The carrying values of cash equivalents, short-term investments, accounts and royalties receivable, accounts payable, accrued expenses and deferred revenues approximate fair value due to the short-term maturities of these assets and liabilities.

    FOREIGN CURRENCY TRANSLATION

    Assets and liabilities of the Company's international operations are translated into U.S. dollars at current exchange rates while the related statements of operations are translated at average exchange rates during each quarterly reporting period. Net exchange gains or losses resulting from the translation of assets and liabilities are recorded as cumulative foreign currency translation adjustments and reported in the consolidated statements of comprehensive income (loss).

    STOCK COMPENSATION PLANS

    The Company applies the intrinsic-value-based method of accounting for its nonvariable stock option plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB Opinion No. 25), and related interpretations. As such, compensation expense would generally be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

2. ACQUISITIONS AND INVESTMENTS

    1999 INVESTMENT

    GLINK

    The Company became one-third owner of GLINK, a joint venture established to develop an electronic marketplace for the grocery industry. The Company made an initial $300,000 cash investment, which was recorded in "Other assets" on the consolidated balance sheets (see note 13) .

    1998 ACQUISITIONS

    EDI WORKS! LLC (EDI WORKS!)

    Effective March 31, 1998 the Company acquired EDI Works!, a Texas limited liability company, for 194,497 shares of the Company's common stock in a transaction accounted for using the pooling-of-interests method of accounting. The EDI Works! business combination is not material, and therefore has been accounted for as an immaterial pooling, with the accumulated earnings of EDI Works! of

                     HARBINGER CORPORATION AND SUBSIDIARIES

2. ACQUISITIONS AND INVESTMENTS (CONTINUED)
$129,000 being added directly to the Company's accumulated deficit on the date of acquisition. The results of operations of EDI Works! are included in the Company's consolidated statements of operations for the year ended December 31, 1998. In connection with the EDI Works! acquisition the Company recorded a charge of $805,000 for acquisition-related expenses, asset write-downs and integration costs (see note 10).

    MACTEC, INC. (MACTEC)

    Effective July 9, 1998 the Company acquired substantially all of the assets of the Materials Management Division of MACTEC, located in Tulsa, Oklahoma, for approximately $3.5 million in cash. The Company recorded the acquisition using the purchase method of accounting, with approximately $3.5 million recorded to goodwill in 1998 and an additional $128,000 recorded to goodwill in 1999. The goodwill will be amortized ratably over 10 years.

    1997 ACQUISITIONS

    SUPPLYTECH, INC. (STI)

    On January 3, 1997 the Company acquired STI for 3,600,000 unregistered shares of the Company's common stock in a transaction accounted for using the pooling-of-interests method of accounting. Effective January 3, 1997 the results of operations of the Company and STI were retroactively combined. In connection with the STI acquisition, the Company incurred a charge of $12.4 million for acquisition-related expenses, asset write-downs and integration costs incurred (including a $3.2 million charge for the vesting of a contingent option which became exercisable upon the closing of the merger) (see note 10). The Company recorded a net deferred income tax asset during the first quarter of 1997 of $1.8 million relating to the STI acquisition and provided a valuation allowance against such net deferred income tax asset to reduce it to zero.

    PREMENOS TECHNOLOGY CORP. (PREMENOS)

    On December 19, 1997 the Company acquired Premenos, a Delaware corporation based in Concord, California. In connection with the transaction, which was accounted for using the pooling-of-interests method of accounting, the Company issued 8,037,982 shares of its common stock in exchange for all of the shares of Premenos common stock. All Premenos options and warrants were converted into the Company's options and warrants in accordance with the conversion ratio. In connection with the Premenos acquisition, the Company incurred charges for acquisition-related expenses, asset write downs and integration costs of $13.7 million in 1998 and $15.3 million in 1997 (see note 10).

                     HARBINGER CORPORATION AND SUBSIDIARIES

2. ACQUISITIONS AND INVESTMENTS (CONTINUED)
    The financial position and results of operations of the Company have been restated for all periods presented to give retroactive effect to the Premenos acquisition. Total revenues and net income (loss) for the Company and Premenos as previously reported are as follows (in thousands):

                                                                1997
                                                              --------
Total revenues:
Harbinger Corporation.......................................  $ 77,414
Premenos....................................................    40,807
                                                              --------
                                                              $118,221
                                                              ========

Net income (loss):
Harbinger Corporation.......................................  $(42,832)
Premenos....................................................     3,785
                                                              --------
                                                              $(39,047)
                                                              ========

    On September 30, 1998 the Company discontinued its TrustedLink Procurement business (TLP) and on December 31, 1997 the Company discontinued its TrustedLink Banker division (Banker). The revenues of Harbinger Corporation reported above have been restated accordingly (see note 11).

    HARBINGER NET SERVICES (HNS)

    On January 1, 1997 the Company exercised its rights as majority shareholder of HNS to appoint a majority of the members of the HNS Board of Managers. As a result, effective January 1, 1997 the Company began accounting for its investment in HNS by consolidating the balance sheets and statements of operations of HNS with those of the Company. Prior to the January 1, 1997 acquisition date the Company accounted for its investment in HNS using the equity method of accounting.

    Also on January 1, 1997 the Company entered into a debenture purchase agreement with the holder of the debenture whereby the Company acquired the debenture in exchange for $1.5 million in cash and 363,432 shares of the Company's common stock valued at $4.2 million. The Company recorded an extraordinary loss on debt extinguishment of $2.4 million in the first quarter of 1997 related to this transaction.

    Immediately after this transaction the Company acquired the remaining minority interest in HNS, consisting of 585,335 shares of HNS common stock and stock options to acquire 564,727 shares of HNS common stock at exercise prices ranging from $0.70 per share to $1.65 per share, by exchanging cash of $1.6 million and stock options to acquire 532,975 shares of the Company's common stock at exercise prices ranging from $10.14 per share to $11.02 per share which were valued at $2.2 million. Including transaction and other costs of $350,000, the Company paid $4.1 million for the acquisition of the HNS minority interest which was accounted for using the purchase method of accounting, with $2.7 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations on January 1, 1997, and $1.4 million allocated to goodwill and purchased technology. The Company also incurred acquisition-related expenses and asset write-downs related to this acquisition of $2.0 million in 1997 (see note 10). The Company recorded a net deferred income tax asset of approximately $840,000 as a result of this acquisition and provided a valuation allowance against such net deferred income tax asset to reduce it to zero.

                     HARBINGER CORPORATION AND SUBSIDIARIES

2. ACQUISITIONS AND INVESTMENTS (CONTINUED)

    SMART SOLUTIONS FOR ELECTRONIC COMMERCE, INC. (SMART SOLUTIONS)

    Effective May 1, 1997 the Company acquired all of the common stock of Smart Solutions, a Michigan corporation based in Traverse City, Michigan, for $677,000, consisting of 29,635 unregistered shares of the Company's common stock valued at $454,000 and the assumption of $223,000 in liabilities. The Company recorded the acquisition using the purchase method of accounting with $100,000 of the purchase price allocated to purchased technology, $71,000 allocated to tangible assets and $506,000 allocated to goodwill.

    ACQUION, INC. (ACQUION)

    Effective August 22, 1997 the Company acquired all of the common stock of Acquion, a California corporation based in Greenville, South Carolina, for approximately $13.6 million, consisting of $12.0 million in cash and the assumption of approximately $1.6 million in liabilities including transaction costs. The Company recorded the acquisition using the purchase method of accounting with $10.9 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations in 1997, $641,000 allocated to purchased technology and $2.0 million allocated to goodwill. The Company also incurred acquisition-related expenses and asset write downs of $2.5 million during 1997 related to this acquisition (see note 10). The Company recorded a net deferred income tax asset of approximately $4.1 million as a result of this acquisition and provided a valuation allowance against such net deferred income tax asset to reduce it to zero. TLP, a separate business within Acquion, was discontinued by the Company on September 30, 1998 (see note
11).

    ATLAS PRODUCTS INTERNATIONAL, LIMITED (ATLAS)

    Effective October 23, 1997 the Company acquired Atlas, a company organized under the laws of England, based in Manchester, United Kingdom, for 467,098 unregistered shares of the Company's common stock in a transaction accounted for using the pooling-of-interests method of accounting. In connection with the acquisition the Company recorded charges for acquisition-related expenses, asset write downs and integration costs incurred of $1.4 million in 1998 and $2.0 million in 1997, respectively (see note 10). The Atlas business combination was not material, and therefore was accounted for as an immaterial pooling, with Atlas' accumulated deficit of $296,000 being credited directly to the Company's accumulated deficit on the date of acquisition.

PRO FORMA FINANCIAL INFORMATION

    The results of operations of the acquired companies have been included in the Company's consolidated statements of operations beginning on the following dates: EDI Works!: March 31, 1998; MACTEC: July 9, 1998; HNS: January 1, 1997; Smart Solutions: May 1, 1997; Acquion: August 22, 1997; and Atlas: October 1, 1997.

    Unaudited pro forma results of operations of the Company for 1998 would not be materially different as a result of the 1998 acquisitions of EDI Works! and MACTEC and are therefore not presented for 1998.

                     HARBINGER CORPORATION AND SUBSIDIARIES

3. PURCHASED TECHNOLOGY AND DISTRIBUTION AGREEMENTS

    SYSTEM SOFTWARE ASSOCIATES, INC. (SSA)

    On May 26, 1999 the Company executed an agreement (the Agreement) with SSA terminating its distributor arrangement that had existed since 1995. Under the Agreement, SSA paid the Company a total of approximately $2.0 million in settlement of certain royalty receivables, maintenance services provided to SSA's customers by the Company from 1995 through 1999 and an additional license of source code provided to SSA. The settlement proceeds were allocated pro-rata to the three components of the Agreement based on their relative fair values. The following credits were recorded to the Company's accompanying consolidated statement of operations in 1999: $1.0 million to general and administrative costs for collection of accounts that had been reserved for in 1998, $628,000 to direct costs of services for reimbursement of maintenance costs, and $420,000 to software revenue for license of source code.

    At December 31, 1998 the Company had a net provision of $3.6 million in its allowance for doubtful accounts related to royalty receivables due from SSA.

    On July 21, 1995 the Company entered into a distribution agreement and purchased certain software products from SSA in exchange for the issuance of 1,237,500 shares of the Company's common stock valued at $4.7 million at the date of issuance and the issuance of 4,000,000 shares of the Company's zero coupon redeemable preferred stock (see note 8). The Company allocated the consideration associated with these transactions of $4.8 million (including transaction costs of $122,000) as follows: $2.3 million to purchased technology and $2.5 million to the distribution agreement based upon the estimated fair values of the purchased technology and distribution agreement at the date of the exchange. During 1997 the purchased technology was written down due to the acquisition of other replacement technology that was licensed to SSA. In 1998 the intangible asset associated with the distribution agreement was written off based upon estimated future net cash flows from the arrangement (see note 10).

    GENERAL ELECTRIC INFORMATION SERVICES, INC. (GEIS)

    On September 30, 1999 the Company entered into an agreement with GEIS that terminated all prior existing arrangements between the Company and GEIS relating to GEIS' distribution and support of a certain product. As part of the 1999 agreement GEIS paid the Company $665,000 for the license of certain object and source codes.

    On December 31, 1995 the Company entered into an alliance agreement with GEIS and an agreement to purchase certain software products from GEIS. The total purchase price was $2.5 million, consisting of $300,000 in cash and the assumption of a note payable to GEIS in the amount of $2.2 million. The Company recorded the purchase of the technology and the alliance agreement based upon fair value with $1.2 million of the purchase price allocated to in-process product development and charged to the consolidated statement of operations in 1995, $375,000 allocated to purchased technology, $950,000 allocated to the alliance agreement, and $15,000 allocated to tangible assets. During 1997 the purchased technology was written down due to the acquisition of other replacement technology that was licensed to GEIS and the distribution agreement was written down based upon future expectations of net cash flows from the arrangement (see note 10).

    Certain terms of the alliance agreement include the referral of customers to the Company by GEIS, the performance of certain software maintenance services by GEIS and a $1.2 million

                     HARBINGER CORPORATION AND SUBSIDIARIES

3. PURCHASED TECHNOLOGY AND DISTRIBUTION AGREEMENTS (CONTINUED) guaranteed payment by GEIS to the Company for the two-year period ended December 31, 1997, relating to software maintenance revenues to be paid by GEIS to the Company. GEIS' subsequent sales to end-users exceeded the $1.2 million guaranteed payment each year.

    DISTRIBUTION AGREEMENT

    On February 5, 2000 the Company entered into an agreement with an existing distributor whereby the distributor agreed to pay $1.2 million to the Company for royalties owed from prior agreements dating back to 1992. This amount was recorded as software revenues in the fourth quarter of 1999 in the accompanying consolidated statements of operations.

4. PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following at December 31, 1999 and 1998 (in thousands):

                                                            1999       1998
                                                          --------   --------
Computer and communications equipment...................  $ 45,648   $ 34,632
Furniture, fixtures and leasehold Improvements..........    10,900    10, 210
Other...................................................        83        438
                                                          --------   --------
Less accumulated depreciation and                           56,631     45,280
  amortization..........................................   (30,292)   (22,130)
                                                          --------   --------
                                                          $ 26,339   $ 23,150
                                                          ========   ========

5. INTANGIBLE ASSETS

    Intangible assets consisted of the following at December 31, 1999 and 1998 (in thousands):

                                                              1999       1998
                                                            --------   --------
Purchased technology (note 10)............................  $ 1,296    $ 1,521
Goodwill, GEIS alliance and SSA distribution Agreements
  (notes 3 and 10)........................................    8,222     12,130
Software development costs (note 10)......................   17,250      9,041
                                                            -------    -------
                                                             26,768     22,692
Less accumulated amortization.............................   (9,905)    (5,889)
                                                            -------    -------
                                                            $16,863    $16,803
                                                            =======    =======

                     HARBINGER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. ACCRUED EXPENSES

    Accrued expenses consisted of the following at December 31, 1999 and 1998 (in thousands):

                                                              1999       1998
                                                            --------   --------
Accrued salaries, wages and benefits......................  $ 5,816    $ 9,522
State income, property, sales and other taxes.............    1,168      3,870
Accrued severance, lease exit costs and other (note 10)...    2,750      6,129
Accrued discontinued operations costs (note 11)...........    3,336      6,518
Accrued integration costs incurred (note 10)..............      169      1,358
Other accrued expenses....................................    2,756      4,174
                                                            -------    -------
                                                            $15,995    $31,571
                                                            =======    =======

7. INCOME TAXES

    Income (loss) from continuing operations before income taxes for the years ended December 31, 1999, 1998 and 1997 consisted of the following (in thousands):

                                                    1999       1998       1997
                                                  --------   --------   --------
U.S. operations.................................  $13,708    $(5,835)   $(21,063)
Foreign operations..............................    2,309     (1,987)      1,961
                                                  -------    -------    --------
                                                  $16,017    $(7,822)   $(19,102)
                                                  =======    =======    ========

    Income tax expense from continuing operations for the years ended December 31, 1999, 1998 and 1997 is summarized as follows (in thousands):

                                                          1999       1998       1997
                                                        --------   --------   --------
Current:
  Federal.............................................    $ --      $ 442      $  581
  Foreign.............................................     495       (124)      1,187
  State...............................................     318        387         215
                                                          ----      -----      ------
    Total current.....................................     813        705       1,983
                                                          ----      -----      ------
Deferred:
  Federal.............................................      --         --         981
  State...............................................      --         --         129
                                                          ----      -----      ------
    Total deferred....................................      --         --       1,110
                                                          ----      -----      ------
                                                          $813      $ 705      $3,093
                                                          ====      =====      ======

    The Company's income taxes currently payable for federal and state purposes have been reduced by the tax benefit derived from stock option transactions. The benefit, which totaled $498,000 for the year ended December 31, 1997, has been credited directly to stockholders' equity.

    There is no income tax expense or benefit for discontinued operations of TLP (from operations) in 1999 and 1998. There was no income tax expense for discontinued operations of Banker (from operations) in 1997. There was no income tax expense or benefit relating to loss on disposal of TLP or Banker or extraordinary loss on debt extinguishment.

                     HARBINGER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. INCOME TAXES (CONTINUED)

    Income tax expense differs from the amounts computed by applying the federal statutory income tax rate of 34% to income (loss) from continuing operations before income taxes as a result of the following (in thousands):

                                                                1999       1998       1997
                                                              --------   --------   --------
Computed "expected" income tax expense (benefit)............  $ 5,445    $(2,660)   $(6,495)
Increase (decrease) in income tax expense (benefit)
  resulting from:
State income taxes, net of federal income tax benefit.......      210        255        227
  Tax-exempt income.........................................      (13)      (168)      (157)
  Change in tax status of STI...............................       --         --     (1,798)
  Nondeductible charge for purchased in-process product
    development and other costs.............................       --        488      1,431
  Increase (decrease) in the valuation allowance for
    deferred tax assets allocated to income tax expense.....   (5,092)     2,759     10,003
  Other.....................................................      263         31       (118)
                                                              -------    -------    -------
                                                              $   813    $   705    $ 3,093
                                                              =======    =======    =======

    The significant components of deferred income tax expense (benefit) from continuing operations for the years ended December 31, 1999, 1998 and 1997 are summarized as follows (in thousands):

                                                                1999       1998       1997
                                                              --------   --------   --------
Deferred income tax expense (benefit).......................  $ 5,092    $(2,759)   $(12,399)
Increase (decrease) in the valuation allowance for deferred
  income tax assets.........................................   (5,092)     2,759      13,509
                                                              -------    -------    --------
                                                              $    --    $    --    $  1,110
                                                              =======    =======    ========

    The income tax effects of the temporary differences that give rise to the Company's deferred income tax assets and liabilities as of December 31, 1999 and 1998 were as follows (in thousands):

                                                                1999       1998
                                                              --------   --------
Deferred income tax assets:
  Net operating loss carryforwards..........................  $12,655    $  4,269
  Intangible assets.........................................    1,588       7,446
  Accrued expenses..........................................    5,807      13,992
  Discontinued operations...................................    1,301       1,762
  Research tax credit.......................................    1,561       2,082
  Other.....................................................      132         790
                                                              -------    --------
    Gross deferred income tax assets........................   23,044      30,341
Valuation allowance.........................................  (18,624)    (23,716)
                                                              -------    --------
Deferred income tax assets, net of the valuation
  allowance.................................................    4,420       6,625
Deferred income tax liabilities--principally due to software
  development costs.........................................   (1,619)     (3,824)
                                                              -------    --------
    Net deferred income tax assets..........................    2,801       2,801
Less current deferred income tax assets.....................    2,103       2,103
                                                              -------    --------
Noncurrent deferred income tax assets.......................  $   698    $    698
                                                              =======    ========

                     HARBINGER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. INCOME TAXES (CONTINUED)

    During 1999 the net decrease in the valuation allowance was $5.1 million. During 1998 the net increase in the valuation allowance was $2.8 million. A valuation allowance is established to reduce the deferred income tax assets to the level at which it is 'more likely than not' that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss and tax credit carryforwards depends on having sufficient taxable income within the carryback and carryforward periods. Sources of taxable income that may allow for the realization of tax benefits include: (a) taxable income in the current year or prior years that is available through carryback, (b) future taxable income that will result from the reversal of existing taxable temporary differences, and (c) future taxable income generated by future operations. The Company continually reviews the adequacy of the valuation allowance and recognizes these benefits as reassessment indicates that it is more likely than not that the benefits will be realized.

    The Company acquired net operating losses and research tax credit carryforwards in the 1997 Premenos acquisition (see note 2) of approximately $1.3 million and $1.7 million, respectively. The utilization of these net operating loss and research tax credit carryforwards is restricted, based on the ability of Premenos as a separate company to generate taxable income.

    At December 31, 1999 the Company had domestic and foreign net operating loss carryforwards and research tax credit carryforwards of approximately $48.0 million, $11.8 million and $1.5 million, respectively. The domestic net operating loss carryforwards expire at various dates through 2021 unless utilized. The foreign net operating loss carryforwards do not expire and the research tax credit carryforwards expire beginning in 2007 through 2012. The Company's domestic net operating loss carryforwards at December 31, 1999 include $30.5 million in income tax deductions related to stock options excluded from the table of deferred income tax assets above, which will be reflected as a credit to additional paid-in capital when realized.

8. REDEEMABLE PREFERRED STOCK

    In 1995 the Company issued 4,000,000 shares of zero coupon redeemable preferred stock to SSA. The zero coupon redeemable preferred stock issued had no voting or dividend rights, vested at a rate of 1,000,000 shares per year only if SSA attained certain royalty targets for the years 1997 through 2000, and contained mandatory redemption provisions of $0.67 per share payable in cash or the Company's common stock, at the option of the holder, 30 days after the end of each year. The royalty targets for 1998 and 1997 were not met and 2,000,000 of the shares of the zero coupon redeemable preferred stock were forfeited by December 31, 1998. The remaining 2,000,000 shares were terminated in 1999 per the terms of an agreement executed between the Company and SSA on May 26, 1999 that dissolved the distributor relationship (see note 3).

9. SHAREHOLDERS' EQUITY

    PREFERRED STOCK

    The Board of Directors is authorized, subject to certain limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 20,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking

                     HARBINGER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. SHAREHOLDERS' EQUITY (CONTINUED)
fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. As of December 31, 1999 there were no shares of redeemable preferred stock issued and outstanding.

    COMMON STOCK

    On April 24, 1998 the Board of Directors declared a three-for-two stock split in the form of a stock dividend on the Company's common stock paid on May 15, 1998 to shareholders of record on May 1, 1998. All share, per share and shareholders' equity amounts included in the Company's consolidated financial statements have been restated to reflect the split for all periods presented.

    WARRANTS

    The Company issued warrants in December 1997 related to the acquisition of Premenos. The warrants enable the holders to acquire 26,199 shares of the Company's common stock at $5.63 per share, representing the exchange ratio agreed to in the merger agreement. As of December 31, 1999, 25,913 warrants were exercised and 286 warrants were cancelled, leaving no warrants outstanding.

    The Company issued warrants in April 1996 related to the acquisition of NTEX and INOVIS. The warrants enable the holders to acquire 73,125 shares of the Company's common stock at a range of $7.55 to $7.61 per share, representing the fair value of the common stock at the date of issuance. There were 20,000 warrants outstanding as of December 31, 1999, all at an exercise price of $7.61.

    STOCK COMPENSATION PLANS

    As of December 31, 1999 the Company had five stock-based compensation plans, of which four were related to stock options and one was related to stock purchases, more fully described below.

    STOCK OPTIONS

    The Company's 1989 Stock Option Plan (the 1989 Plan) and 1996 Stock Option Plan (the 1996 Plan), together combined (the Plans), provide for the grant of options to officers, directors, consultants and key employees. The 1996 Plan was amended in 1998 to add 1,050,000 options available for grant. The maximum number of shares of stock that may be issued under the 1996 Plan may not exceed the sum of 8,737,500 plus an amount equal to the number of all shares that are either not subject to options granted under the 1989 Plan or were subject to options granted thereunder that expire without exercise to officers, directors, consultants and key employees. There were 1,044,628 options available for grant at December 31, 1999. Options granted under the terms of the 1996 Plan generally vest ratably over four years and are granted with an exercise price no less than the fair market value of the common stock on the grant date. Options granted prior to July 1994 vested ratably over three years and options granted since July 1994 vest ratably over four years. All options granted expire seven years from the date of grant. At December 31, 1999 there were options outstanding to purchase 6,373,845 shares of the Company's common stock, of which options to purchase 2,358,682 shares were exercisable. In 1998 the Board of Directors authorized a repricing of certain unexercised employee stock options held by employees other than certain senior executive officers. The number of shares repriced to $6.91 was approximately 2.6 million. The four-year vesting period for all repriced shares began in October 1998.

                     HARBINGER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. SHAREHOLDERS' EQUITY (CONTINUED)
    In 1993 the Board of Directors authorized the creation of a stock option plan for nonemployee members of the Company's Board of Directors (the Nonemployee Directors Plan). The Nonemployee Directors Plan was amended in 1998 to add 187,500 options, for a total of 525,000 shares of common stock reserved for issuance under the Nonemployee Directors Plan at an option price no less than the fair market value of the common stock on the option grant date. Options expire seven years from the date of grant. The options granted under the Nonemployee Directors Plan vest ratably in the year of grant based on attendance at regularly scheduled board meetings. Options which have not vested in the year of grant expire and become available for grant under the Nonemployee Directors Plan. At December 31, 1999 there were options outstanding and exercisable to purchase 372,749 shares of the Company's common stock and 57,939 options available to grant.

    In addition to outstanding options granted under the Plans and Nonemployee Directors Plan, the Company has granted options to acquire 157,500 shares of common stock to certain existing and former nonemployee directors for past services. As of December 31, 1999, all of these options had been exercised.

    At December 31, 1999 the Company had five stock-based compensation plans which are described herein. The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its nonvariable stock option plans and its stock purchase plan. Had compensation cost for the Company's five stock-based compensation plans been determined in accordance with SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company's net income (loss) and income (loss) per share would have been the pro forma amounts indicated below (in thousands, except per share data):

                                                           1999       1998       1997
                                                         --------   --------   --------
Net income (loss):
  As reported..........................................  $16,560    $(14,712)  $(39,047)
  Pro forma............................................  $   287    $(28,254)  $(48,221)
Diluted income (loss) per share:
  As reported..........................................  $  0.41    $  (0.35)  $  (1.02)
  Pro forma............................................  $  0.01    $  (0.68)  $  (1.26)

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: 1999: dividend yield of 0.5%, expected volatility of 92.9%, risk-free interest rate of 6.17% and expected lives of five years for all the Plan options; 1998: dividend yield of 0.5%, expected volatility of 82.6%, risk-free interest rate of 5.3% and expected lives of five years for all of the Plan options; 1997: dividend yield of 0.5%, expected volatility of 67.3%, risk-free interest rate of 5.7% and expected lives of five years for all of the Plan options.

                     HARBINGER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. SHAREHOLDERS' EQUITY (CONTINUED)

    A summary of the Company's stock option plans as of and for the years ended December 31, 1999, 1998 and 1997 is as follows:

                                           1999                  1998                  1997
                                    -------------------   -------------------   -------------------
                                               WEIGHTED              WEIGHTED              WEIGHTED
                                               AVERAGE               AVERAGE               AVERAGE
                                     SHARES    EXERCISE    SHARES    EXERCISE    SHARES    EXERCISE
       NONVARIABLE OPTIONS           (000S)     PRICE      (000S)     PRICE      (000S)     PRICE
----------------------------------  --------   --------   --------   --------   --------   --------
Outstanding at beginning of
  year............................    7,290     $8.90       7,267     $10.73      4,567     $ 7.51
Granted...........................    2,029     $9.98       5,185     $12.55      4,497     $13.99
Exercised.........................     (992)    $5.95      (1,118)    $ 8.79       (858)    $ 3.61
Forfeited/canceled................   (1,049)    $8.87      (4,044)    $16.70       (939)    $17.19
                                     ------                ------                ------
Outstanding at end of year........    7,278     $9.57       7,290     $ 8.90      7,267     $10.73
                                     ======                ======                ======
Options exercisable at end of
  year............................    2,731     $9.30       2,070     $ 7.88      1,875     $ 6.01
Weighted average fair value of
  options granted during the
  year............................   $10.15                $ 6.72                $ 6.03

    The following table summarizes information about nonvariable stock options outstanding at December 31, 1999:

                                           OPTIONS OUTSTANDING
                                  -------------------------------------     OPTIONS EXERCISABLE
                                                  WEIGHTED                -----------------------
                                                  AVERAGE      WEIGHTED                WEIGHTED
                                                 REMAINING     AVERAGE                  AVERAGE
                                    NUMBER      CONTRACTUAL    EXERCISE    NUMBER     EXERCISABLE
    RANGE OF EXERCISE PRICES      OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISE       PRICE
--------------------------------  -----------   ------------   --------   ---------   -----------
        $ 0.01 -- $ 2.83             522,144         1.71        2.65       510,894       2.64
        $ 2.84 -- $ 6.89             519,293         5.31        5.95       113,751       4.19
        $ 6.91 -- $ 6.91           1,909,981         5.81        6.91       349,717       6.91
        $ 7.61 -- $ 7.78             883,266         3.95        7.75       498,015       7.77
        $ 8.71 -- $10.50           1,410,194         6.39       10.21       171,953      10.18
        $10.67 -- $13.50           1,053,433         4.95       11.48       636,390      11.37
        $13.61 -- $35.00             979,889         5.55       19.03       450,712      18.41
                                   ---------                              ---------
        $ 0.01 -- $35.00           7,278,200         5.21        9.57     2,731,432       9.30
                                   =========                              =========

    EMPLOYEE STOCK PURCHASE PLAN

    The Company offers employees the right to purchase shares of the Company's common stock at 85% of the market price, as defined, pursuant to the Employee Stock Purchase Plan (the Purchase Plan). Under the Purchase Plan, full-time employees, except persons owning 5% or more of the Company's common stock, are eligible to participate after six months of employment. Employees may contribute up to 15% of their annual salary toward the Purchase Plan up to a maximum of $15,000 per year. A maximum of 487,500 shares of common stock are reserved for issuance under the Purchase Plan. During the years ended December 31, 1999, 1998 and 1997 shares issued under the Purchase Plan were 96,000, 89,247 and 160,813, respectively. A portion of the shares issued in 1997 disclosed above was authorized under existing purchase plans of acquired companies and is excluded from the calculation of shares available to issue under the Purchase Plan.

                     HARBINGER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. SHAREHOLDERS' EQUITY (CONTINUED)

    Under SFAS No. 123, compensation cost is disclosed for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 1999: dividend yield of 0.5%, expected volatility of 92.9% and risk-free interest rate of 6.17%; 1998: dividend yield of 0.5%, expected volatility of 82.6%, and risk-free interest rate of 5.3%; and for 1997: dividend yield of 0.5%, expected volatility of 67.3% and risk-free interest rate of 5.7%. The expected life of the employees' purchase rights was three months for all years. The weighted average fair value of those purchase rights granted in 1999, 1998 and 1997 was $10.32, $7.11 and $5.95, respectively. The impact of the Purchase Plan on the Company's pro forma net income (loss) and income (loss) per share presentation required per SFAS No. 123 has been included in STOCK OPTIONS above.

10. CHARGE FOR PURCHASED IN-PROCESS PRODUCT DEVELOPMENT, WRITE-OFF OF SOFTWARE DEVELOPMENT COSTS, RESTRUCTURING, ACQUISITION-RELATED AND OTHER CHARGES

    In connection with acquisitions and restructurings in 1998 and 1997, the Company incurred charges for purchased in-process product development, write-off of software development costs, restructuring, acquisition-related and other charges (Charges). A summary of the components, as adjusted for discontinued TLP, are as follows (in thousands):

                                                              1998       1997
                                                            --------   --------
In-process product development............................  $    --    $ 2,853
Integration costs.........................................   13,154     14,319
Transaction charges.......................................      638      9,515
Lease termination.........................................    2,335         --
Intangible asset write-downs..............................    3,963      8,431
Asset write-downs.........................................      396      1,599
Severance costs...........................................    4,281      3,838
Other costs to exit activities............................    2,260         --
                                                            -------    -------
                                                            $27,027    $40,555
                                                            =======    =======

    Integration costs associated with business combinations include costs incurred for cross training, planning, product integration and marketing. For 1998 and 1997 approximately $4.1 million and $7.8 million of integration costs, respectively, resulted from the redirection of internal resources and their associated costs (Integration Activity Costs) to manage integration activities. At December 31, 1999 the accrued liabilities related to the Charges were approximately $3.0 million, compared to $7.5 million at December 31, 1998 (see note 6). The reduction to accrued liabilities in 1999 was all due to cash payments made. The liabilities at December 31, 1999 consist primarily of reserves for lease terminations, severance costs and legal fees. The remaining liabilities involve management estimates and the actual results could vary from these estimates.

    Charges for in-process product development are recorded as a result of acquiring research and development efforts through business combinations that, at the date of acquisition, have not yet generated commercializable products and have no alternative future use. The valuations for such purchased in-process product developments are made with the assistance of third-party experts based on fair value. Intangible asset write downs consist primarily of capitalized software and goodwill that have become impaired as a result of product phase-outs.

                     HARBINGER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. DISCONTINUED OPERATIONS

    The Company discontinued TLP on September 30, 1998 and established a $6.4 million reserve for the estimated loss on disposal of TLP, including
$2.9 million for anticipated operating losses during the phase-out period. In the second quarter of 1999 the Company sold the intangible assets and certain property and equipment of TLP for $1.3 million, comprised of cash of $500,000 and a note receivable of $800,000. The resulting loss on disposal of TLP was $2.0 million. Repayment on the note will occur at the earlier of the buyer achieving certain sales targets or December 31, 2000.

    At December 31, 1999, the remaining balance in the loss reserve was $3.3 million, available for certain remaining contingencies associated with the disposal of TLP. Such contingencies primarily relate to lease termination costs, customer transition issues and collection risks associated with notes and accounts receivable. Management presently does not have an estimate on when these final contingencies will settle.

    The operating loss during the phase-out period from the measurement date of September 30, 1998 to December 31, 1999 was $1.2 million.

    The results of operations for TLP for 1998 and 1997 are reported in the accompanying reclassified statements of operations under "Loss from operations of TrustedLink Procurement business and TrustedLink Banker division". Revenues from TLP for the years ended December 31, 1998 and 1997 were $2.9 million and $2.5 million, respectively. No income tax benefit was recognized in 1998 or 1997 due to the Company's net operating loss carryforwards.

    The assets and liabilities of TLP are included in the Company's consolidated balance sheets as of December 31, 1999 and 1998 and are summarized as follows (in thousands):

                                                                1999       1998
                                                              --------   --------
Accounts receivable.........................................    $457      $  454
Other current assets........................................      62         106
Property and equipment, net.................................      --         766
Intangible assets, net......................................      --       2,454
Deferred revenues...........................................      --         (45)
Other current liabilities...................................     (67)       (281)
                                                                ----      ------
                                                                $452      $3,454
                                                                ====      ======

    In the fourth quarter of 1997 the Board of Directors approved the discontinuance of Banker. Revenues from Banker were $4.0 million for the year ended December 31, 1997. The results of operations for Banker for all years presented are reported in the accompanying reclassified statements of operations under "Loss from operations of TrustedLink Procurement business and TrustedLink Banker division". In the fourth quarter of 1997 the Company established a $4.0 million reserve for the estimated loss on disposal of Banker, including $2.3 million for anticipated operating losses during the phase-out period. No income tax expense or benefit was recognized in 1997 due to the Company's net operating loss carryforwards. As of December 31, 1998 the disposal of Banker was substantially completed and $2.0 million in estimated losses not incurred was recorded as a reduction to "Loss on disposal of TrustedLink Banker" on the statement of operations. During 1999 the remaining contingencies associated with Banker were settled and $1.4 million in estimated losses not incurred was recorded as a reduction to "Loss on disposal of TrustedLink Banker" in 1999. The operating loss of Banker during 1998 was $280,000. The assets and liabilities of Banker included in the Company's consolidated balance sheets were immaterial at December 31, 1999 and 1998.

                     HARBINGER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. DISCONTINUED OPERATIONS (CONTINUED)

    A reconciliation of the amounts appearing on the consolidated statements of operations for the years ended December 31, 1999, 1998 and 1997 is as follows (in thousands):

                                                     1999       1998       1997
                                                   --------   --------   --------
Loss from operations of:
  TLP............................................   $   --    $(1,793)   $(10,311)
  Banker.........................................       --         --        (122)
                                                    ------    -------    --------
                                                    $   --    $(1,793)   $(10,433)
                                                    ======    =======    ========
Income (loss) on disposal, including provisions
  for operating losses during phase-out periods,
  for:...........................................
  TLP............................................   $   --    $(6,392)   $     --
  Banker.........................................    1,356      2,000      (4,000)
                                                    ------    -------    --------
                                                    $1,356    $(4,392)   $ (4,000)
                                                    ======    =======    ========

12. EARNINGS (LOSS) PER SHARE

    The following sets forth the computations of basic and diluted earnings
(loss) per share for the years ended December 31, 1999, 1998 and 1997 (in thousands except per share data):

                                                                1999       1998       1997
                                                              --------   --------   --------
Basic earnings per share:
  Income (loss) from continuing operations..................  $  0.39    $ (0.20)   $ (0.58)
  Loss from discontinued operations.........................       --      (0.04)     (0.27)
  Income (loss) on disposal of discontinued operations......     0.04      (0.11)     (0.11)
  Extraordinary loss on debt extinguishment.................       --         --      (0.06)
                                                              -------    -------    -------
    Net earnings (loss) per share...........................  $  0.43    $ (0.35)   $ (1.02)
                                                              =======    =======    =======
Weighted average number of shares outstanding:..............   38,938     41,557     38,162
                                                              =======    =======    =======
Earnings per share assuming dilution:
  Income (loss) from continuing operations..................  $  0.38    $ (0.20)   $ (0.58)
  Loss from discontinued operations.........................       --      (0.04)     (0.27)
  Income (loss) on disposal of discontinued operations......     0.03      (0.11)     (0.11)
  Extraordinary loss on debt extinguishment.................       --         --      (0.06)
                                                              -------    -------    -------
    Net earnings (loss) per share...........................  $  0.41    $ (0.35)   $ (1.02)
                                                              =======    =======    =======
Weighted average number of shares outstanding:..............   38,938     41,577     38,162
Effect of potentially dilutive stock options................    1,801         --         --
                                                              -------    -------    -------
Weighted average number of shares outstanding assuming
  dilution..................................................   40,739     41,557     38,162
                                                              =======    =======    =======

    Options to purchase l.6 million shares of common stock outstanding during 1999 were excluded from the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares, and therefore, the effect would be antidilutive.

                     HARBINGER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. EARNINGS (LOSS) PER SHARE (CONTINUED)
    Options to purchase 4.4 million and 3.0 million shares of common stock outstanding during 1998 and 1997, respectively, were excluded from the computation of diluted earnings per share due to their antidilutive effect as a result of the Company's loss from continuing operations in those years.

13. OTHER RELATED PARTY TRANSACTIONS

    During 1999 the Company became one-third owner of GLINK, which licensed certain Company software for $250,000 and contracted for $252,000 in professional services for which the Company received a 12-month note receivable that matures on September 30, 2000. One-third of the aforementioned revenues were eliminated in consolidation. Additionally, the Company provided $80,000 in consulting services to GLINK in 1999 that was recorded as work-in-process and deferred revenue on the accompanying consolidated balance sheets because payment terms by GLINK had not been finalized (see note 2).

    The Company received notes receivable during the first quarter of 1999 totaling $605,000 from five employees who were former shareholders of EDI Works!. The terms of the full-recourse notes are 18 months with an annual interest rate of 8.75%. Interest accrues on a monthly basis with principal and interest due at the end of the term of the notes. At December 31, 1999 four of the notes, including interest, were paid in full to the Company resulting in a remaining balance of principal and interest of $135,000.

    The Company received $40,000, $284,000 and $465,000 in 1999, 1998 and 1997,
respectively, in revenue from an affiliated company that is partially owned by an employee of one of the Company's foreign subsidiaries. This same affiliated company also billed the Company $22,000, $189,000 and $63,000 in 1999, 1998 and 1997, respectively, for services.

    The Company has a note receivable of $50,000 from a former executive officer with an annual interest rate of 9%, renewable at the end of each year. At December 31, 1999 this note was fully reserved, as it is anticipated this debt will be forgiven as part of a severance agreement (see note 6).

    Prior to the acquisition of Premenos, one of Premenos' directors was a partner of a law firm that provided various legal services to Premenos. Two other directors of Premenos also provided training and consulting services to the Company from time to time. Amounts incurred for all such services in 1997 were $493,000.

14. SEGMENT INFORMATION, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

SEGMENT INFORMATION

    The Company operates in a single industry segment: the establishment and management of e-commerce relationships between businesses. The Company manages its business along geographical lines, thus resulting in three reportable segments: North America, Europe, and Asia Pacific and Latin America. The accounting policies of each segment are the same as those described in the summary of significant accounting policies. Revenues are attributed to a reportable segment based on the location of the customer. Management evaluates the performance of each segment on the basis of operating income, excluding Charges and certain net general and administrative charges. Intersegment royalties are calculated based upon revenues, as defined, derived from the sales of certain software products and

                     HARBINGER CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. SEGMENT INFORMATION, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS (CONTINUED) services at agreed upon percentages between the segments. The measurement of long-term assets is not a significant factor in management's evaluation of the results of the reportable segments.

    A summary of the Company's reportable segments as of and for the years ended December 31, 1999, 1998 and 1997 is presented below (in thousands):

                                                                                 ASIA
                                                                               PACIFIC
                                                                                 AND
                                                          NORTH                 LATIN
                                                         AMERICA     EUROPE    AMERICA     TOTAL
                                                         --------   --------   --------   --------
Revenues:
  1999.................................................  $133,685   $22,653     $4,309    $160,647
  1998.................................................  $115,800   $20,285     $2,950    $139,035
  1997.................................................  $ 98,816   $17,676     $3,272    $119,764
Intersegment royalties:
  1999.................................................  $  5,133   $    --     $   --    $  5,133
  1998.................................................  $  3,884   $    --     $   --    $  3,884
  1997.................................................  $  1,543   $    --     $   --    $  1,543
Operating income
  (AS DEFINED):
  1999.................................................  $  9,294   $ 3,831     $1,051    $ 14,176
  1998.................................................  $ 18,747   $   754     $  637    $ 20,138
  1997.................................................  $ 16,071   $ 1,300     $  479    $ 17,850

                                                                1999       1998       1997
                                                              --------   --------   --------
Revenues:
Total gross revenues for reportable segments................  $160,647   $139,035   $119,764
Elimination of intersegment royalties.......................    (5,133)    (3,884)    (1,543)
                                                              --------   --------   --------
  Total consolidated revenues...............................  $155,514   $135,151   $118,221
                                                              ========   ========   ========
Operating income (AS DEFINED):
Total operating income for reportable segments..............  $ 14,176   $ 20,138   $ 17,850
Charges for integration and restructuring...................        --    (27,027)   (40,555)
Certain net general and administrative costs................    (1,546)    (5,763)        --
                                                              --------   --------   --------
  Total consolidated operating income (loss)................  $ 12,630   $(12,652)  $(22,705)
                                                              ========   ========   ========

                     HARBINGER CORPORATION AND SUBSIDIARIES

14. SEGMENT INFORMATION, GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS (CONTINUED)

GEOGRAPHIC INFORMATION

    Revenues attributed to the United States, the Company's country of domicile, are substantially the same as revenues reported for the reportable segment of North America (above) for all years presented. Revenues derived from customers in foreign countries did not exceed 10% in any one country of the Company's consolidated revenues in 1999, 1998 or 1997.

    The Company's long-lived assets, excluding net intangible and deferred tax assets, as of December 31, 1999 and 1998 were as follows (in thousands):

                                                              1999       1998
                                                            --------   --------
United States.............................................  $23,984    $21,203
Foreign countries.........................................    2,355      1,947
                                                            -------    -------
                                                            $26,339    $23,150
                                                            =======    =======

    MAJOR CUSTOMERS

    No single customer comprised greater than 10% of the Company's consolidated revenues in 1999, 1998 or 1997.

15. COMMITMENTS AND CONTINGENCIES

    401(K) PROFIT SHARING PLAN

    During 1998 the Company consolidated its three separate 401(k) savings and retirement plans into one plan (Plan) for all its domestic employees. In general, all domestic employees are eligible to participate in the plan after one month of employment and may contribute up to 15% of their annual salary up to the maximum allowed by the Internal Revenue Code. Under the consolidated plan the Company matches employee contributions at 50% to a maximum of 4% of their annual salary, subject to a $2,200 limit per employee. Prior to consolidating the plans the Company's matching contributions in 1997 varied from a range of discretionary to 50% of employees' contributions. Total Company contributions for its 401(k) plans totaled $776,000, $736,000 and $454,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

    CREDIT FACILITY

    During 1998 the Company converted its $10.0 million committed line of credit to an uncommitted credit facility. There are no restrictive covenants or commitment fees associated with the uncommitted facility. No amounts were outstanding at December 31, 1999 and 1998.

    LEASES

    The Company leases office facilities, automobiles, fixtures and equipment under operating leases which extend through 2005. Rent expense under all operating leases was approximately $5.9 million, $5.5 million and $4.3 million for the years ended December 31, 1999, 1998 and 1997, respectively. At

                     HARBINGER CORPORATION AND SUBSIDIARIES

15. COMMITMENTS AND CONTINGENCIES (CONTINUED)
December 31, 1999 the Company is obligated under these agreements to make the following lease payments (in thousands):

2000........................................................  $ 6,127
2001........................................................    5,332
2002........................................................    4,056
2003........................................................    3,675
2004........................................................    3,626
Thereafter..................................................    9,727
                                                              -------
    Total minimum lease payments............................  $32,543
                                                              =======

    In conjunction with one building lease, the Company was required to provide a standby letter of credit, which was $350,000 at December 31, 1999.

    CONTINGENCIES

    The Company is involved in claims and other legal actions arising out of the ordinary course of business, including discontinued operations and the phase-out of certain non-strategic software products. Additionally, a shareholder class action lawsuit was filed against the Company in September 1999 (see part I, Item 3 of the Company's December 31, 1999 Form 10-K). While the ultimate results and outcomes cannot be determined, management does not expect that they will have a material adverse effect on the Company's results of operations or financial position.

                             HARBINGER CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              MARCH 31,   DECEMBER 31,
                                                                2000          1999
                                                              ---------   ------------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 21,049      $ 12,934
  Short-term investments....................................    58,149        60,086
  Accounts receivable, less allowances for returns and
    doubtful accounts of $8,102 at March 31, 2000 and $8,455
    at December 31, 1999....................................    48,289        43,975
  Royalties receivable......................................        --         1,200
  Deferred income taxes.....................................     2,103         2,103
  Other current assets......................................     5,393         5,130
                                                              --------      --------
    Total current assets....................................   134,983       125,428
                                                              --------      --------
Property and equipment, less accumulated depreciation and
  amortization..............................................    25,903        26,339
Intangible assets, less accumulated amortization............    17,302        16,863
Deferred income taxes.......................................       698           698
Other non-current assets....................................     4,327           131
                                                              --------      --------
                                                              $183,213      $169,459
                                                              ========      ========
            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  5,452      $  7,478
  Accrued expenses..........................................    19,859        15,995
  Deferred revenues.........................................    23,448        21,212
                                                              --------      --------
    Total current liabilities...............................    48,759        44,685
                                                              --------      --------
Commitments and contingencies

Shareholders' equity:
  Preferred stock, no par value; 20,000,000 shares
    authorized; none issued and outstanding.................        --            --
  Common stock, $0.0001 par value; 100,000,000 shares
    authorized, 44,380,419 shares and 43,404,247 shares
    issued as of March 31, 2000 and December 31, 1999.......         4             4
  Additional paid-in capital................................   216,678       208,226
  Accumulated deficit.......................................   (55,596)      (56,968)
  Accumulated other comprehensive loss......................    (1,588)       (1,444)
  Treasury stock, 4,323,050 shares as of March 31, 2000 and
    December 31, 1999.......................................   (25,044)      (25,044)
                                                              --------      --------
    Total shareholders' equity..............................   134,454       124,774
                                                              --------      --------
                                                              $183,213      $169,459
                                                              ========      ========

     See accompanying notes to unaudited consolidated financial statements.

                             HARBINGER CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Revenues:
  Services..................................................  $27,236    $25,372
  Software..................................................   11,171      8,131
                                                              -------    -------
    Total revenues..........................................   38,407     33,503
                                                              -------    -------
Direct costs:
  Services..................................................   10,738     10,626
  Software..................................................    1,058      1,131
                                                              -------    -------
    Total direct costs......................................   11,796     11,757
                                                              -------    -------
    Gross margin............................................   26,611     21,746
                                                              -------    -------
Operating costs:
  Selling and marketing.....................................   12,504      8,386
  General and administrative................................    8,684      6,560
  Depreciation and amortization.............................    2,866      2,233
  Product development.......................................    2,193      3,011
                                                              -------    -------
    Total operating costs...................................   26,247     20,190
                                                              -------    -------
      Operating income......................................      364      1,556
                                                              -------    -------
Interest income, net........................................    1,391        898
Equity in losses of joint ventures..........................     (241)        --
                                                              -------    -------
      Income before income taxes............................    1,514      2,454
Income tax expense..........................................      142        113
                                                              -------    -------
      Net income............................................  $ 1,372    $ 2,341
                                                              =======    =======
Basic earnings per share....................................  $  0.03    $  0.06
                                                              =======    =======
Weighted average number of common shares outstanding........   39,439     39,879
                                                              =======    =======
Earnings per share assuming dilution........................  $  0.03    $  0.06
                                                              =======    =======
Weighted average number of common shares outstanding
  assuming dilution.........................................   42,246     40,451
                                                              =======    =======

     See accompanying notes to unaudited consolidated financial statements.

                             HARBINGER CORPORATION

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                 THREE MONTHS
                                                                     ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Net income..................................................   $1,372     $2,341
Other comprehensive loss, net of tax:
  Foreign currency translation adjustments..................     (144)      (635)
                                                               ------     ------

    Comprehensive income....................................   $1,228     $1,706

     See accompanying notes to unaudited consolidated financial statements.

                             HARBINGER CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,T
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Cash flows provided by operating activities.................  $ 3,670    $    454

Cash flows from investing activities:
  Net redemptions (purchases) of short-term investments.....    1,937        (653)
  Purchases of property and equipment.......................   (2,216)     (2,378)
  Additions to software development costs...................   (1,503)       (887)
  Investments in joint ventures, net........................   (1,855)          -
                                                              -------    --------
      Net cash used in investing activities.................   (3,637)     (3,918)
                                                              -------    --------

Cash flows from financing activities:
  Exercises of stock options and warrants and issuance of
    stock under employee stock purchase plan................    8,452         486
  Purchases of common stock.................................        -     (15,778)
                                                              -------    --------
      Net cash provided by (used in) financing activities...    8,452     (15,292)
                                                              -------    --------
Net increase (decrease) in cash and cash equivalents........    8,485     (18,756)
Cash and cash equivalents at beginning of period............   12,934      33,059
Effect of exchange rates on cash held in foreign
  currencies................................................     (370)       (194)
                                                              -------    --------
Cash and cash equivalents at end of period..................  $21,049    $ 14,109
                                                              =======    ========

Supplemental disclosures:
Cash paid for income taxes..................................  $     -    $     45
                                                              =======    ========

     See accompanying notes to unaudited consolidated financial statements.

                             HARBINGER CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2000

                                  (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The financial information included herein is unaudited; however, the information reflects all adjustments (consisting solely of normal recurring adjustments) that are, in the opinion of management, necessary to a fair presentation of the financial position, results of operations, comprehensive income, and cash flows for the interim periods. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000. For further information, refer to the financial statements and footnotes thereto included in Harbinger Corporation's ("Harbinger" or the "Company") Form 10-K for the year ended December 31, 1999 and the Company's current reports on Form 8-K dated January 24, 2000, April 6, 2000 and April 17, 2000.

    RECLASSIFICATIONS

    Certain reclassifications have been made to the quarter ended March 31, 1999 unaudited and the December 31, 1999 audited consolidated financial statements to conform to the presentation of the quarter ended March 31, 2000.

    REVENUE RECOGNITION

    On January 1, 2000 the Company adopted Statement of Position 98-9, Software Revenue Recognition with Respect to Certain Transactions, which did not have a material impact on accounting for revenues.

2. INVESTMENTS IN JOINT VENTURES

    During the three months ended March 31, 2000 the Company acquired equity positions in two privately- held ventures and issued a letter of intent to invest in a third privately-held venture, fundamentally exchanging the Company's technologies and services for equity positions in the ventures. Each investment will be accounted for using the equity method of accounting, which requires the Company to record its share of income or loss to the consolidated statements of operations under "Equity in losses of joint ventures" in the period they occur. The Company has chosen to use the equity method for these investments due to its belief that it has the ability to exercise significant influence over the entities. More specifically, the Company invested $2.0 million in FactorWorks.com Inc. ("FactorWorks") for a 7.8% ownership position and recorded approximately $1.4 million in services revenues net of $117,000 of revenue eliminated in consolidation; invested $3.0 million for a 7.4% ownership of Edaflow Corporation and recorded $1.4 million in software revenue net of $117,000 of revenue eliminated in consolidation; and committed to an estimated $4 million investment for an estimated 20% ownership of a joint venture in the golf and hospitality industry and recognized $1.9 million of software revenue, net of $476,000 of revenue eliminated in consolidation. The Company's share of income or loss in these investments for the three months ended March 31, 2000 was not

                             HARBINGER CORPORATION

                                 MARCH 31, 2000

                                  (UNAUDITED)

2. INVESTMENTS IN JOINT VENTURES (CONTINUED) material. These ventures are early-stage enterprises which therefore may be financially volatile, with no assurances on the ultimate value of the Company's investments. The Company's investments are recorded as "Other non-current assets" on the consolidated balance sheets.

3. ACCRUED LIABILITIES

    At March 31, 2000 the Company had a remaining reserve of $2.4 million related to charges for purchased in-process product development, write-off of software developed costs, restructuring, acquisition related and other charges, compared to $3.0 million at December 31, 1999. The reduction to the reserve in 2000 was due to cash payments made for $600,000. The liabilities at March 31, 2000 consist primarily of reserves for lease terminations, severance costs and legal fees. The remaining liabilities are based on management estimates and the actual results could vary from these estimates.

4. DISCONTINUED OPERATIONS

    The Company discontinued its TrustedLink Procurement business ("TLP") in September 30, 1998 and established a $6.4 million reserve for an estimated loss on disposal of TLP, including anticipated losses during the phase-out period. The Company sold the business in 1999 and wrote off certain additional assets in 2000, resulting in a $2.3 million loss on disposal. The Company presently has an $800,000 note receivable from the purchaser of TLP. Repayment of this note will occur at the earlier of the buyer achieving certain sales targets or December 31, 2000.

    At March 31, 2000 the remaining balance in the loss reserve was $ 2.9 million, available for certain remaining contingencies associated with TLP. Such contingencies relate to lease termination costs, customer transition issues and collection risks associated with notes and accounts receivables. At present, management is not able to estimate specific time frames during which these contingencies will be resolved. The operating loss during the phase-out period from the measurement date of September 30, 1998 to March 31, 2000 was $ 1.2 million. The net assets and liabilities of TLP included in the Company's consolidated balance sheets were $5,228 at March 31, 2000 and $452,000, primarily consisting of account receivables, at December 31, 1999.

5. SEGMENT INFORMATION

    The Company operates in a single industry segment: the development, marketing and support of software products and the providing of network and professional services to enable businesses to engage in business-to-business e-commerce. The Company manages its business along geographical lines, thus resulting in three reportable segments: North America, Europe, and Asia Pacific and Latin America. The accounting policies of each segment are the same as those described in the summary of significant accounting policies. Revenues are attributed to a reportable segment based on the location of the customer. Management evaluates the performance of each segment on the basis of operating income, excluding certain general and administrative charges and credits. Intersegment royalties are calculated based upon revenues, as defined, derived from the sales of certain software products and services at agreed upon percentages between the segments.

                             HARBINGER CORPORATION

                                 MARCH 31, 2000

                                  (UNAUDITED)

5. SEGMENT INFORMATION (CONTINUED)
    A summary of the Company's reportable segments as of March 31, 2000 and March 31, 1999 is presented below (in thousands):

                                                             ASIA PACIFIC AND
                                  NORTH AMERICA    EUROPE     LATIN AMERICA      TOTAL
                                  -------------   --------   ----------------   --------
Revenues:
  2000..........................     $34,697      $ 3,976         $1,206        $39,879
  1999..........................     $28,413      $ 5,729         $  511        $34,653
Intersegment Royalties:
  2000..........................     $ 1,472      $    --         $   --        $ 1,472
  1999..........................     $ 1,150      $    --         $   --        $ 1,150
Operating Income (as defined):
  2000..........................     $ 1,915      $(1,654)        $  103        $   364
  1999..........................     $    54      $   833         $  (81)       $   806

                                                              2000       1999
                                                            --------   --------
REVENUES:
Total gross revenues for reportable segments..............  $39,879    $34,653
Elimination of intersegment royalties.....................   (1,472)    (1,150)
                                                            -------    -------
  Total consolidated revenues.............................  $38,407    $33,503
                                                            =======    =======

                                                              2000       1999
                                                            --------   --------
OPERATING INCOME:
Total operating income for reportable segments, as
  defined.................................................  $   364    $   806
Certain general and administrative credits................       --        750
                                                            -------    -------
  Total consolidated operating income, as reported........  $   364    $ 1,556
                                                            =======    =======

6. CONTINGENCIES

    The Company is involved in claims and other legal actions arising out of the ordinary course of business, including discontinued operations and the phase-out of certain non-strategic software products. Additionally, a shareholder class action lawsuit was filed against the Company in September 1999 (see Part I, Item 3 of the Company's December 31, 1999 Form 10-K). While the ultimate results of such claims and legal actions cannot be determined, management does not expect that they will have a material adverse effect on the Company's results of operations or financial position.

7. SUBSEQUENT EVENT

    PENDING MERGER

    On April 5, 2000 the Company entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with Peregrine Systems, Inc. ("Peregrine"), a Delaware

                             HARBINGER CORPORATION

                                 MARCH 31, 2000

                                  (UNAUDITED)

7. SUBSEQUENT EVENT (CONTINUED)
corporation, and Soda Acquisition Company, a Delaware Corporation and a wholly-owned subsidiary of Peregrine, in which each outstanding share of Harbinger common stock will be converted into the right to receive 0.75 of a share of Peregrine common stock (the "Merger").

    The Merger is intended to constitute a reorganization under Section 368 (a) of the Internal Revenue Code of 1986, as amended, and is to be accounted for as a purchase transaction. Consummation of the Merger is subject to various conditions, including, among other things, receipt of the necessary approvals of the stockholders of Peregrine, shareholders of Harbinger and certain regulatory bodies. (See Annex A of this Form S-4, Agreement and Plan of Merger and Reorganization)

    In connection with the proposed merger, Peregrine will file a proxy statement and Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC"), and Harbinger will file a proxy statement with the SEC. Harbinger and Peregrine will mail a Joint Proxy Statement/Prospectus to stockholders of Harbinger and Peregrine containing additional information about the proposed merger after approval from the SEC. Depending on whether the SEC reviews the proposed merger, the transaction is expected to close in summer or early fall of 2000.

                                    ANNEX A
                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
                                  BY AND AMONG
                            PEREGRINE SYSTEMS, INC.
                          SODA ACQUISITION CORPORATION
                                      AND
                             HARBINGER CORPORATION
                           DATED AS OF APRIL 5, 2000

                               TABLE OF CONTENTS

                                                                               PAGE
                                                                             --------
ARTICLE I      THE MERGER..................................................     A-1

      1.1      The Merger..................................................     A-1

      1.2      Effective Time; Closing.....................................     A-2

      1.3      Effect of the Merger........................................     A-2

      1.4      Articles of Incorporation; Bylaws...........................     A-2

      1.5      Directors and Officers......................................     A-2

      1.6      Effect on Capital Stock.....................................     A-2

      1.7      Surrender of Certificates...................................     A-3

      1.8      No Further Ownership Rights in Company Common Stock.........     A-5

      1.9      Lost, Stolen or Destroyed Certificates......................     A-5

      1.10     Tax and Accounting Consequences.............................     A-5

      1.11     Taking of Necessary Action; Further Action..................     A-5

ARTICLE II     REPRESENTATIONS AND WARRANTIES OF COMPANY...................     A-6

      2.1      Organization and Qualification; Subsidiaries................     A-6

      2.2      Articles of Incorporation and Bylaws........................     A-6

      2.3      Capitalization..............................................     A-6

      2.4      Authority Relative to this Agreement........................     A-8

      2.5      No Conflict; Required Filings and Consents..................     A-8

      2.6      Compliance; Permits.........................................     A-9

      2.7      SEC Filings; Financial Statements...........................     A-9

      2.8      No Undisclosed Liabilities..................................    A-10

      2.9      Absence of Certain Changes or Events........................    A-10

      2.10     Absence of Litigation.......................................    A-10

      2.11     Employee Benefit Plans......................................    A-11

      2.12     Labor Matters...............................................    A-13

      2.13     Registration Statement/Joint Proxy Statement/Prospectus.....    A-13

      2.14     Restrictions on Business Activities.........................    A-13

      2.15     Title to Property...........................................    A-14

      2.16     Taxes.......................................................    A-14

      2.17     Environmental Matters.......................................    A-15

      2.18     Brokers.....................................................    A-15

      2.19     Intellectual Property.......................................    A-15

      2.20     Agreements, Contracts and Commitments.......................    A-18

      2.21     Insurance...................................................    A-19

      2.22     Opinion of Financial Advisor................................    A-19

                                                                               PAGE
                                                                             --------
      2.23     Board Approval..............................................    A-20

      2.24     Vote Required...............................................    A-20

      2.25     State Takeover Statutes.....................................    A-20

               REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.....    A-20
ARTICLE III

      3.1      Organization and Qualification; Subsidiaries................    A-20

      3.2      Certificate of Incorporation and Bylaws.....................    A-21

      3.3      Capitalization..............................................    A-21

      3.4      Parent Common Stock.........................................    A-21

      3.5      Authority Relative to this Agreement........................    A-21

      3.6      SEC Filings; Financial Statements...........................    A-21

      3.7      No Undisclosed Liabilities..................................    A-22

      3.8      Compliance; Permits.........................................    A-22

      3.9      Absence of Certain Changes or Events........................    A-22

      3.10     Absence of Litigation.......................................    A-23

      3.11     Registration Statement; Joint Proxy Statement/Prospectus....    A-23

      3.12     Brokers.....................................................    A-23

      3.13     Opinion of Financial Advisor................................    A-23

      3.14     Board Approval..............................................    A-23

      3.15     Vote Required...............................................    A-23

ARTICLE IV     CONDUCT PRIOR TO THE EFFECTIVE TIME.........................    A-24

      4.1      Conduct of Business by Company..............................    A-24

      4.2      Conduct of Business by Parent...............................    A-26

ARTICLE V      ADDITIONAL AGREEMENTS.......................................    A-27

      5.1      Joint Proxy Statement/Prospectus; Registration Statement....    A-27

      5.2      Shareholder and Stockholder Meetings........................    A-27

      5.3      Confidentiality; Access to Information......................    A-28

      5.4      No Solicitation.............................................    A-28

      5.5      Public Disclosure...........................................    A-30

      5.6      Reasonable Efforts; Notification............................    A-30

      5.7      Third Party Consents........................................    A-31

      5.8      Stock Options and Employee Benefits; Warrants...............    A-31

      5.9      Form S-8....................................................    A-32

      5.10     Indemnification.............................................    A-32

      5.11     Nasdaq Listing..............................................    A-33

      5.12     Affiliates..................................................    A-33

      5.13     Regulatory Filings; Reasonable Efforts......................    A-33

                                                                               PAGE
                                                                             --------
      5.14     Parent Board of Directors...................................    A-33

      5.15     Shareholder Litigation......................................    A-33

ARTICLE VI     CONDITIONS TO THE MERGER....................................    A-33

               Conditions to Obligations of Each Party to Effect the
      6.1        Merger....................................................    A-33

      6.2      Additional Conditions to Obligations of Company.............    A-34

               Additional Conditions to the Obligations of Parent and
      6.3        Merger Sub................................................    A-34

ARTICLE VII    TERMINATION, AMENDMENT AND WAIVER...........................    A-35

      7.1      Termination.................................................    A-35

      7.2      Notice of Termination; Effect of Termination................    A-36

      7.3      Fees and Expenses...........................................    A-37

      7.4      Amendment...................................................    A-38

      7.5      Extension; Waiver...........................................    A-38

ARTICLE VIII   GENERAL PROVISIONS..........................................    A-38

      8.1      Survival of Representations and Warranties..................    A-38

      8.2      Notices.....................................................    A-38

      8.3      Interpretation; Definitions.................................    A-39

      8.4      Counterparts................................................    A-40

      8.5      Entire Agreement; Third Party Beneficiaries.................    A-40

      8.6      Severability................................................    A-40

      8.7      Other Remedies; Specific Performance........................    A-41

      8.8      Governing Law...............................................    A-41

      8.9      Rules of Construction.......................................    A-41

      8.10     Assignment..................................................    A-41

                               INDEX OF EXHIBITS

Exhibit A-1             Form of Company Voting Agreement

Exhibit A-2             Form of Parent Voting Agreement

Exhibit B               Form of Stock Option Agreement

Exhibit C               Form of Affiliate Agreement

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

    This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION is made and entered into as of April 5, 2000, among Peregrine Systems, Inc., a Delaware corporation ("PARENT"), Soda Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and Harbinger Corporation, a Georgia corporation ("COMPANY").

                                    RECITALS

    A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2 below) and in accordance with the Georgia Business Corporation Code ("GEORGIA LAW") and the Delaware General Corporation Law ("DELAWARE LAW"), Parent and Company intend to enter into a business combination transaction.

    B. The Board of Directors of Company (i) has determined that the Merger (as defined in Section 1.1) is consistent with and in furtherance of the long-term business strategy of Company and fair to, and in the best interests of, Company and its shareholders, (ii) has unanimously approved and declared advisable this Agreement, and has approved the Merger (as defined in Section 1.1) and the other transactions contemplated by this Agreement, and (iii) has determined to recommend that the shareholders of Company adopt and approve this Agreement and approve the Merger.

    C. The Board of Directors of Parent (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Parent and is fair to, and in the best interests of, Parent and its stockholders,
(ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) has determined to recommend that the stockholders of Parent approve the issuance of shares of Parent Common Stock (as defined below) pursuant to the Merger (the "SHARE ISSUANCE").

    D. Concurrently with the execution of this Agreement, (i) as a condition and inducement to Parent's willingness to enter into this Agreement, each affiliate of Company is entering into Voting Agreements in the form attached hereto as EXHIBIT A-1 (the "COMPANY VOTING AGREEMENTS") and (ii) as a condition and inducement to Company's willingness to enter into this Agreement, certain affiliates of Parent are entering into Voting Agreements in the form attached hereto as EXHIBIT A-2 (the "PARENT VOTING AGREEMENT").

    E. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, Company shall execute and deliver a Stock Option Agreement in favor of Parent in the form attached hereto as EXHIBIT B (the "STOCK OPTION AGREEMENT").

    F. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE").

    NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

    1.1 THE MERGER. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Georgia Law and Delaware Law, Merger Sub shall be merged with and into Company (the "MERGER"), the separate corporate existence of Merger Sub shall cease, and Company shall continue as the surviving corporation and as a wholly-owned subsidiary of Parent. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING CORPORATION."

    1.2 EFFECTIVE TIME; CLOSING. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Georgia in accordance with the relevant provisions of Georgia Law (the "CERTIFICATE OF MERGER") and a certificate of merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the "DELAWARE CERTIFICATE OF MERGER") (the time of the later of such filings (or such later time as may be agreed in writing by Company and Parent and specified in the Certificate of Merger) being the "EFFECTIVE TIME") as soon as practicable on or after the Closing Date (as herein defined). The closing of the Merger (the "CLOSING") shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California 94304-1050 at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of all of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "CLOSING DATE").

    1.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Georgia Law and Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers, and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities, and duties of the Surviving Corporation.

    1.4  ARTICLES OF INCORPORATION; BYLAWS.

        (a) At the Effective Time, the Articles of Incorporation of Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Articles of Incorporation of the Surviving Corporation.

        (b) The Bylaws of Company, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

    1.5 DIRECTORS AND OFFICERS. The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly appointed.

    1.6 EFFECT ON CAPITAL STOCK. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following securities, the following shall occur:

        (a) CONVERSION OF COMPANY COMMON STOCK. Each share of Common Stock, par value $.0001 per share, of Company (the "COMPANY COMMON STOCK") issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock to be cancelled pursuant to Section 1.6(b), will be cancelled and extinguished and automatically converted (subject to Sections 1.6(e) and (f)) into the right to receive that number of shares of Common Stock, $0.001 par value per share, of Parent (the "PARENT COMMON STOCK") equal to 0.75 (the "EXCHANGE RATIO") upon surrender of the certificate representing such share of Company Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9). If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly be marked with appropriate legends. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

        (b) CANCELLATION OF PARENT-OWNED STOCK. Each share of Company Common Stock held by Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of Company or of Parent immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof.

        (c) STOCK OPTIONS; WARRANTS; EMPLOYEE STOCK PURCHASE PLANS. At the Effective Time, each outstanding Warrant (as defined in Section 2.3), all options to purchase Company Common Stock and stock appreciation rights then outstanding under Company's Amended and Restated 1989 Stock Option Plan (the "1989 PLAN"), Company's 1996 Stock Option Plan, as amended, (the "INCENTIVE PLAN"), Company's 1993 Stock Option Plan for Nonemployee Directors (the "DIRECTOR PLAN" and, together with the 1989 Plan and the Incentive Plan, the "COMPANY OPTION PLANS"), and each of the Company Option Plans shall be assumed by Parent in accordance with Section 5.8 hereof. Purchase rights outstanding under Company's Amended and Restated Employee Stock Purchase Plan (the "ESPP") shall be treated as set forth in Section 5.8.

        (d) CAPITAL STOCK OF MERGER SUB. Each share of Common Stock, $0.001 par value per share, of Merger Sub (the "MERGER SUB COMMON STOCK") issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

        (e) ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio shall be adjusted to reflect proportionately and equitably the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Parent Common Stock or Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

        (f) FRACTIONAL SHARES. No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof, each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder's Certificates(s) (as defined in Section 1.7(c)), receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction and (ii) the average closing price of Parent Common Stock for the five trading days immediately preceding the last full trading day prior to the Effective Time, as reported on the Nasdaq National Market System ("NASDAQ").

    1.7  SURRENDER OF CERTIFICATES.

        (a) EXCHANGE AGENT. Parent shall select a bank or trust company reasonably acceptable to Company to act as the exchange agent (the "EXCHANGE AGENT") in the Merger.

        (b) PARENT TO PROVIDE COMMON STOCK. Within five (5) business days after the Effective Time, Parent shall make available to the Exchange Agent, for exchange in accordance with this Article I,

    (i) the shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock and (ii) cash in an amount sufficient for payment in lieu of fractional shares pursuant to
    Section 1.6(f) and any dividends or distributions to which holders of shares of Company Common Stock may be entitled pursuant to Section 1.7(d).

        (c) EXCHANGE PROCEDURES. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the "CERTIFICATES"), which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive shares of Parent Common Stock pursuant to Section 1.6, cash in lieu of any fractional shares pursuant to Section 1.6(f), and any dividends or other distributions pursuant to Section 1.7(d), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock, cash in lieu of any fractional shares pursuant to Section 1.6(f) and any dividends or other distributions pursuant to Section 1.7(d). Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of Parent Common Stock into which their shares of Company Common Stock were converted at the Effective Time, payment in lieu of fractional shares which such holders have the right to receive pursuant to Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificates so surrendered shall forthwith be cancelled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, subject to Section 1.7(d) as to the payment of dividends, to evidence only the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(f) and any dividends or distributions payable pursuant to Section 1.7(d).

        (d) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the date of this Agreement with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificate(s) with respect to the shares of Parent Common Stock represented thereby until the holders of record of such Certificate(s) shall surrender such Certificate(s). Subject to applicable law, following surrender of any such Certificate(s), the Exchange Agent shall deliver to the record holders thereof, without interest, a certificate(s) representing whole shares of Parent Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.6(f) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Parent Common Stock.

        (e) TRANSFERS OF OWNERSHIP. If any certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid any transfer or other taxes required by reason of the issuance of certificates representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

        (f) REQUIRED WITHHOLDING. Each of the Exchange Agent, Parent, and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

        (g)  NO LIABILITY.  Notwithstanding anything to the contrary in this
    Section 1.7, neither of the Exchange Agent, Parent, the Surviving Corporation, or any party hereto shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat, or similar law.

    1.8 NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All shares of Parent Common Stock issued upon the surrender for exchange of Shares of Company Common Stock in accordance with the terms hereof (together with any cash paid in respect thereof pursuant to Section 1.6(f) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article I.

    1.9 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event that any Certificate shall have been lost, stolen, or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen, or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, certificates representing the shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificates were converted pursuant to
Section 1.6, cash for fractional shares, if any, as may be required pursuant to
Section 1.6(f) and any dividends or distributions payable pursuant to
Section 1.7(d); PROVIDED, HOWEVER, that Parent may, in its discretion and as a condition precedent to the issuance of such certificates representing shares of Parent Common Stock, cash, and other distributions, require the owner of such lost, stolen, or destroyed Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation, or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

    1.10  TAX AND ACCOUNTING CONSEQUENCES.

        (a) It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations.

        (b) It is intended by the parties hereto that the Merger shall be treated as a purchase for accounting purposes.

    1.11 TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title, and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Company and Merger Sub are fully authorized in the manner of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

    As of the date hereof and as of the Closing Date, Company represents and warrants to Parent and Merger Sub, subject to such exceptions as are specifically disclosed in writing in the disclosure schedules, dated as of the date hereof delivered by Company to Parent (the "COMPANY SCHEDULE"), as follows. The Company Schedule shall be arranged in sections corresponding to the numbered sections contained in this Article and the disclosure in any paragraph shall qualify other sections in this Article only to the extent it is reasonably apparent from a reading of such disclosure that it also qualifies such other sections.

    2.1  ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.

        (a) Each of Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Company and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("APPROVALS") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Company. Each of Company and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Company.

        (b) Company has no subsidiaries except for the corporations identified in Section 2.1(b) of the Company Schedule. Neither Company nor any of its subsidiaries has agreed nor is obligated to make nor be bound by any written, oral or other agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect (a "CONTRACT") under which it may become obligated to make, any future investment in or capital contribution to any other entity. Neither Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity, other than passive investments in equity interests of public companies constituting less than 5% interests therein as part of Company's cash management program

    2.2 ARTICLES OF INCORPORATION AND BYLAWS. Company has previously furnished to Parent a complete and correct copy of its Articles of Incorporation and Bylaws as amended to date (together, the "COMPANY CHARTER DOCUMENTS"). Such Company Charter Documents and equivalent organizational documents of each of its subsidiaries are in full force and effect. Company is not in violation of any of the provisions of the Company Charter Documents, and no subsidiary of Company is in violation of its equivalent organizational documents.

    2.3  CAPITALIZATION.

        (a) The authorized capital stock of Company consists of 100,000,000 shares of Company Common Stock, par value $0.0001 per share, and 20,000,000 shares of Preferred Stock, without par value ("COMPANY PREFERRED STOCK"). At the close of business on March 31, 2000, (i) 40,057,369 shares of Company Common Stock were issued and outstanding, all of which are validly issued,

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    fully paid and nonassessable; (ii) 4,323,050 shares of Company Common Stock were held in treasury by Company or by subsidiaries of Company;
    (iii) 233,633 shares of Company Common Stock were available for future issuance pursuant to Company's ESPP; (iv) 6,505,987 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the Incentive Plan; (v) 346,874 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the Director Plan; (vi) 266,168 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the 1989 Plan; (vii) 8,007,468 shares of Company Common Stock were reserved for issuance upon the exercise of the Stock Option Agreement;
    (viii) 43,200 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding warrants to purchase Company Common Stock (the "WARRANTS"); (ix) 106,473 shares of Company Common Stock were available for future grant under the Incentive Plan; (x) 83,814 shares of Company Common Stock were available for future grant under the Director Plan; and (xi) no shares of Company Common Stock were reserved for future grant under the 1989 Plan. As of the date hereof, no shares of Company Preferred Stock were issued or outstanding. There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Stock Option as a result of the Merger.

        (b) Section 2.3(b) of the Company Schedule sets forth the following information with respect to each Company Stock Option (as defined in Section 5.8) outstanding as of the date of this Agreement: (i) the name and address of the optionee; (ii) the particular plan pursuant to which such Company Stock Option was granted; (iii) the number of shares of Company Common Stock subject to such Company Stock Option; (iv) the exercise price of such Company Stock Option; (v) the date on which such Company Stock Option was granted; (vi) the applicable vesting schedule; and (vii) the date on which such Company Stock Option expires. Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which the Company has granted such Company Stock Options that are currently outstanding and the form of all stock option agreements evidencing such Company Stock Options. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

        (c) All outstanding shares of Company Common Stock, all outstanding Company Stock Options, and all outstanding shares of capital stock of each subsidiary of the Company have been issued and granted in compliance with
    (i) all applicable securities laws and other applicable Legal Requirements (as defined below) and (ii) all requirements set forth in applicable Contracts. For the purposes of this Agreement, "LEGAL REQUIREMENTS" means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issues, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (as defined below) and (ii) all requirements set forth in applicable contracts, agreements, and instruments.

        (d) Section 2.3(d) of the Company Schedule describes the interests of all persons in the subsidiaries of Company, other than interests held by the Company or any other of its subsidiaries and other than interests of subsidiaries held by certain nominee holders as required by the laws of a subsidiary's jurisdiction of incorporation (which interests do not materially affect the Company's control of such subsidiary).

        (e) Except as set forth in Section 2.3(d) and except for the Stock Option Agreement, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character

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    to which Company or any of its subsidiaries is a party or by which it is bound obligating Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, except as contemplated by this Agreement, there are no registration rights and there is, except for the Company Voting Agreements, no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which the Company or any of its subsidiaries is a party or by which they are bound with respect to any equity security of any class of the Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Shareholders of the Company will not be entitled to dissenters' rights under Georgia Law in connection with the Merger.

    2.4 AUTHORITY RELATIVE TO THIS AGREEMENT. Company has all necessary corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement and to perform its obligations hereunder and thereunder and, subject to obtaining the approval of the shareholders of Company of the Merger, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement by Company and the consummation by Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Company, and no other corporate proceedings on the part of Company are necessary to authorize this Agreement and the Stock Option Agreement or to consummate the transactions so contemplated (other than, with respect to the Merger, the approval and adoption of this Agreement by holders of a majority of the outstanding shares of Company Common Stock in accordance with Georgia Law, the Company Charter Documents) and duly adopted resolutions of the Board of Directors of Company. This Agreement and the Stock Option Agreement have been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitute legal and binding obligations of Company, enforceable against Company in accordance with their respective terms.

    2.5  NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

        (a) The execution and delivery of this Agreement and the Stock Option Agreement by Company do not, and the performance of this Agreement and the Stock Option Agreement by Company will not, (i) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any of Company's subsidiaries; (ii) subject to obtaining the approval of Company's shareholders of the Merger and compliance with the requirements set forth in Section 2.5(b) below, conflict with, or result in any violation of, any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which either Company or any of its subsidiaries or any of their respective properties is bound or affected; or
    (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties are bound or affected. Except where such conflict, violation, breach, default, impairment or other effect could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

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
        (b) The execution and delivery of this Agreement and the Stock Option Agreement by Company do not, and the performance of this Agreement by Company will not, require any consent, waiver, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a "GOVERNMENTAL ENTITY"), except (A) for applicable requirements, if any, of the Securities Act of 1933, as amended (the "SECURITIES ACT"), the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), state securities laws ("BLUE SKY LAWS"), the pre-merger notification requirements (the "HSR APPROVAL") of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), the rules and regulations of Nasdaq, and the filing and recordation of the Certificate of Merger as required by Georgia Law and the Delaware Certificate of Merger as required by Delaware Law and (B) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the parties hereto, prevent consummation of the Merger or otherwise prevent the parties hereto from performing their obligations under this Agreement.

    2.6  COMPLIANCE; PERMITS.

        (a) Neither Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations that (individually or in the aggregate) would not cause the Company to lose any material benefit or incur any material liability. No investigation or review by any governmental or regulatory body or authority is pending or, to the knowledge of Company, threatened against Company or its subsidiaries, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each such case, those the outcome of which could not, individually or in the aggregate, reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its subsidiaries, any acquisition of material property by the Company or any of its subsidiaries or the conduct of business by the Company or any of its subsidiaries.

        (b) Company and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities, the absence of which could not reasonably be expected to have a Material Adverse Effect on Company (collectively, the "COMPANY PERMITS"). Company and its subsidiaries are in compliance in all material respects with the terms of the Company Permits.

    2.7  SEC FILINGS; FINANCIAL STATEMENTS.

        (a) Company has made available to Parent a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Company with the Securities and Exchange Commission ("SEC") since December 31, 1999 (the "COMPANY SEC REPORTS"), which are all the forms, reports and documents required to be filed by Company with the SEC since December 31, 1999. The Company SEC Reports (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Company's subsidiaries is required to file any reports or other documents with the SEC.

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        (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, do not contain footnotes as permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act) and each fairly presents the consolidated financial position of Company and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to be material in amount.

        (c) Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Company with the SEC pursuant to the Securities Act or the Exchange Act.

    2.8 NO UNDISCLOSED LIABILITIES. Neither Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Company and its subsidiaries taken as a whole, except
(i) liabilities provided for in Company's balance sheet as of December 31, 1999 and (ii) liabilities incurred since December 31, 1999 in the ordinary and usual course of business, consistent with past practice. None of the liabilities described in the foregoing sections (i) or (ii) could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company.

    2.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1999, there has not been: (i) any Material Adverse Effect on Company; (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock, or property) in respect of, any of Company's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements; (iii) any split, combination or reclassification of any of Company's or any of its subsidiaries' capital stock; (iv) any granting by Company or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation to non-officer employees in the ordinary and usual course of business consistent with past practice, or any payment by Company or any of its subsidiaries of any bonus, except for bonuses made to non-officer employees in the ordinary course of business consistent with past practice, or any granting by Company or any of its subsidiaries of any increase in severance or termination pay or any entry by Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby; (v) entry by Company or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any Intellectual Property (as defined in Section 2.19) other than licenses in the ordinary and usual course of business, consistent with past practice, or any amendment or consent with respect to any licensing agreement filed or required to be filed by Company with the SEC; (vi) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP; or
(vii) any material revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of the Company other than in the ordinary and usual course of business, consistent with past practice.

    2.10 ABSENCE OF LITIGATION. There are no claims, actions, suits or proceedings pending or, to the knowledge of Company, threatened (or, to the knowledge of Company, any governmental or regulatory

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investigation pending or threatened) against Company or any of its subsidiaries or any properties or rights of Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign which, if decided adversely to Company, could reasonably be expected to have a Material Adverse Effect on Company.

    2.11  EMPLOYEE BENEFIT PLANS.

        (a) All employee compensation, incentive, material fringe or benefit plans, programs, policies, commitments or other arrangements or remuneration of any kind (whether or not set forth in a written document and including, without limitation, all "employee benefit plans" within the meaning of
    Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) for the benefit of any active, former employee, director or consultant of Company ("EMPLOYEE"), any domestic subsidiary of Company or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with Company within the meaning of Section 414 of the Code (a "PLAN AFFILIATE"), or with respect to which Company has or may in the future have liability, are listed in
    Section 2.11(a) of the Company Schedule (the "PLANS"); PROVIDED, HOWEVER, consulting agreements not material to the Company's business or operations are not listed on Schedule 2.11(a). Company has made available to Parent correct and complete copies of all (i) documents embodying each Plan including (without limitation) all amendments thereto, all related trust documents, and all material written agreements and contracts relating to each such Plan; (ii) the three (3) most recent annual reports (Form
    Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Plan;
    (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Plan; (iv) all Internal Revenue Service ("IRS") or United States Department of Labor ("DOL") determination, opinion, notification and advisory letters; (v) all material correspondence to or from any governmental agency relating to any Plan; (vi) all COBRA (as defined below) forms and related notices (or such forms and notices as required under comparable law); (vii) all discrimination tests for each Plan for the most recent three (3) plan years; (viii) the most recent annual actuarial valuations, if any, prepared for each Plan; (ix) if the Plan is funded, the most recent annual and periodic accounting of Plan assets;
    (x) all material written agreements and contracts relating to each Plan, including, but not limited to, administrative service agreements, group annuity contracts and group insurance contracts; (xi) all material communications to employees or former employees regarding in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material liability under any Plan or proposed Plan; (xii) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Plan; and (xiii) all registration statements, annual reports (Form 11-K and all attachments thereto) and prospectuses prepared in connection with any Plan.

        (b) Each Plan has been established, maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign or domestic), including but not limited to ERISA and the Code, which are applicable to such Plans. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) is pending, or to the knowledge of Company, threatened, against or with respect to any such Plan. There are no audits, inquiries or proceedings pending or, to the knowledge of Company, threatened by the IRS or DOL with respect to any Plan. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plans have been timely made or accrued. Any Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either obtained a favorable determination notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under

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    applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation enacted on or before December 6, 1994. Company does not have any plan or commitment to establish any new Plan, to modify any Plan (except to the extent required by law or to conform any such Plan to the requirements of any applicable law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any new Plan. Each Plan (including any stock option plan in respect of future stock grants) can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its Plan Affiliates (other than ordinary administration expenses).

        (c) Neither Company nor any Plan Affiliate has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code or to any multiple employer plan, or to any plan described in Section 413 of the Code, at no time has Company or any Plan Affiliate contributed to or been obligated to contribute to any "multiemployer plan," as such term is defined in ERISA. Neither Company, nor any of its Plan Affiliates, nor any officer or director of Company or any of its Plan Affiliates is subject to any liability, penalty or tax under Sections 4975 through 4980B of the Code or Title I of ERISA. No "prohibited transaction," within the meaning of
    Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA (or any administrative class exemption thereunder) or Section 4975 of the Code, has occurred with respect to any Plan.

        (d) Neither Company nor any Plan Affiliate has, prior to the Effective Time and in any material respect, violated any of the health continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), the requirements of the Family Medical Leave Act of 1993, as amended, the requirements of the Women's Health and Cancer Rights Act, as amended, the requirements of the Newborns' and Mothers' Health Protection Act of 1996, as amended, or any similar provisions of state law applicable to Employees of the Company or any of its Plan Affiliates. None of the Plans promises or provides retiree health benefits to any person except as required by applicable law, and neither Company nor any of its Plan Affiliates has represented, promised or contracted (whether in oral or written form) to provide such retiree benefits to any employee, former employee, director, consultant or other person, except to the extent required by statute.

        (e) Neither Company nor any of its subsidiaries is bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of Company or any of its subsidiaries is represented by any labor union or covered by any collective bargaining agreement and, to the knowledge of Company, no campaign to establish such representation is in progress. There is no pending or, to the knowledge of Company, threatened labor dispute involving Company or any of its subsidiaries and any group of its employees nor has Company or any of its subsidiaries experienced any labor interruptions over the past three (3) years, and Company and its subsidiaries consider their relationships with their employees to be good. The Company and its subsidiaries are in compliance in all material respects with all applicable material foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours.

        (f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director or employee of Company or any of its subsidiaries under any Plan or otherwise,
    (ii) materially increase any benefits otherwise payable under any Plan, or
    (iii) result in the acceleration of the time of payment or vesting of any such benefits. Without limiting the foregoing, no payment or benefit which will or maybe made by the Company with respect to any person as a result of the transactions contemplated by this Agreement will be characterized as an "excess parachute payment," within the meaning of Section 280G(b)(1) of the Code.

        (g) Each employee compensation, incentive, fringe or benefit plans, program, policy, commitment or other remuneration of any kind (whether or not set forth in a written document) that has been adopted or maintained by Company or any Plan Affiliate, whether informally or formally, or with respect to which Company or any Plan Affiliate will or may have any liability, for the benefit of Employees who perform services outside the United States (each an "INTERNATIONAL EMPLOYEE PLAN") has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent Company or Parent from terminating or amending any International Employee Plan at any time for any reason without liability to Company or its Plan Affiliates (other than ordinary administration expenses or routine claims for benefits).

    2.12 LABOR MATTERS. (i) There are no controversies pending or, to the knowledge of each of Company and its respective subsidiaries, threatened, between Company or any of its subsidiaries and any of their respective employees that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company; (ii) as of the date of this Agreement, neither Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Company or its subsidiaries nor does Company or its subsidiaries know of any activities or proceedings of any labor union to organize any such employees; and (iii) as of the date of this Agreement, neither Company nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages or lockouts, or threats thereof, by or with respect to any employees of Company or any of its subsidiaries.

    2.13 REGISTRATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger (the "S-4") will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the joint proxy statement/prospectus to be filed with the SEC by Company pursuant to
Section 5.1 hereof (the "JOINT PROXY STATEMENT/ PROSPECTUS") will, at the dates mailed to the shareholders of Company, at the times of the shareholders meeting of Company (the "COMPANY SHAREHOLDERS' MEETING") in connection with the transactions contemplated hereby, at the dates mailed to the stockholders of Parent, at the times of the stockholders' meeting of Parent (the "PARENT STOCKHOLDERS' MEETING") in connection with the Share Issuance and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/ Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

    2.14 RESTRICTIONS ON BUSINESS ACTIVITIES. There is no agreement, commitment, judgment, injunction, order or decree binding upon Company or its subsidiaries or to which the Company or any of its subsidiaries is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its subsidiaries, any acquisition of property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries as currently conducted.

    2.15 TITLE TO PROPERTY. Neither Company nor any of its subsidiaries owns any material real property. Company and each of its subsidiaries have good and valid title to all of their material properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby; and all leases pursuant to which Company or any of its subsidiaries lease from others material real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or any event which with notice or lapse of time, or both, would constitute a material default and in respect of which Company or subsidiary has not taken adequate steps to prevent such default from occurring). All the plants, structures and equipment of Company and its subsidiaries, except such as may be under construction, are in good operating condition and repair, in all material respects.

    2.16  TAXES.

        (a) For the purposes of this Agreement, "TAX" or "TAXES" refers to any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity.

        (b) (i) The Company and each of its subsidiaries have timely filed all federal, state, local and foreign returns, estimates, information statements and reports ("RETURNS") relating to Taxes required to be filed by the Company and each of its subsidiaries with any Tax authority, except Returns which are not material to the Company. Such returns are true and correct in all material respects and have been completed in accordance with applicable law, and the Company and each of its subsidiaries have paid all Taxes shown to be due on such Returns.

          (ii) The Company and each of its subsidiaries as of the Effective Time will have withheld with respect to its employees all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act, Taxes pursuant to the Federal Unemployment Tax Act and other Taxes required to be withheld, except Taxes which are not material to the Company.

          (iii) Neither the Company nor any of its subsidiaries has been delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against the Company or any of its subsidiaries, nor has the Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

          (iv) No audit or other examination of any Return of the Company or any of its subsidiaries by any Tax authority is presently in progress, nor has the Company or any of its subsidiaries been notified of any request for such an audit or other examination.

           (v) No adjustment relating to any Returns filed by the Company or any of its subsidiaries has been proposed in writing formally or informally by any Tax authority to the Company or any of its subsidiaries or any representative thereof.

          (vi) Neither the Company nor any of its subsidiaries has any liability for any material unpaid Taxes which has not been accrued for or reserved on the Company balance sheet dated December 31, 1999 in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, which is material to the Company, other than any liability for unpaid Taxes that may have accrued since June 30, 1999 in connection with the operation of the business of the Company and its subsidiaries in the ordinary course.

          (vii) There is no contract, agreement, plan or arrangement to which the Company or any of its subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company or any of its subsidiaries that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code. There is no contract, agreement, plan or arrangement to which the Company or any of its subsidiaries is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

         (viii) Neither the Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have
       Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company or any of its subsidiaries.

          (ix) Neither the Company nor any of its subsidiaries is party to or has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement.

          (x) None of the Company's or its subsidiaries' assets are tax exempt use property within the meaning of Section 168(h) of the Code.

    2.17 ENVIRONMENTAL MATTERS. Company (i) has obtained all applicable permits, licenses and other authorizations that are required under Environmental Laws the absence of which would have a Material Adverse Effect on Company; and
(ii) is in compliance in all material respects with all material terms and conditions of such required permits, licenses and authorizations, and also is in compliance in all material respects with all other material limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder. "ENVIRONMENTAL LAWS" means all Federal, state, local and foreign laws and regulations relating to pollution of the environment (including ambient air, surface water, ground water, land surface or subsurface strata) or the protection of human health and worker safety, including, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials. "HAZARDOUS MATERIALS" means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials, hazardous substances, petroleum and petroleum products or any fraction thereof, excluding, however, Hazardous Materials contained in products typically used for office and janitorial purposes properly and safely maintained in accordance with Environmental Laws.

    2.18 BROKERS. Except for fees payable to Goldman Sachs & Co. pursuant to an engagement letter dated March 21, 2000, a copy of which has been provided to Parent, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby

    2.19 INTELLECTUAL PROPERTY. For the purposes of this Agreement, the following terms have the following definitions:

    "INTELLECTUAL PROPERTY" shall mean any or all of the following and all rights in, or arising out of: (i) all United States and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof ("PATENTS");
    (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world; (iv) all semiconductor and semiconductor circuit designs;
    (v) all rights to all mask works and reticles, mask work registrations and applications therefor; (vi) all industrial designs and any registrations and applications therefor throughout the world; (vii) all trade names, logos, common law trademarks and service marks; trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world; (viii) all databases and data collections and all rights therein throughout the world; (ix) all computer software including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded, all Web addresses, sites and domain names; (x) any similar, corresponding or equivalent rights to any of the foregoing; and (xi) all documentation related to any of the foregoing

    "COMPANY INTELLECTUAL PROPERTY" shall mean any Intellectual Property that is owned by or exclusively licensed to the Company or any of its subsidiaries. Without in any way limiting the generality of the foregoing, Company Intellectual Property includes all Intellectual Property owned or licensed by the Company related to the Company's products, including without limitation all rights in any design code, documentation, and tooling for packaging of semiconductors in connection with all current products and products in design and development.

    "REGISTERED INTELLECTUAL PROPERTY" shall mean all United States, international and foreign: (i) patents, patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) any mask work registrations and applications to register mask works; and (v) any other Company Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority

    "COMPANY REGISTERED INTELLECTUAL PROPERTY" means all of the Registered Intellectual Property owned by, or filed in the name of, the Company or any of its subsidiaries.

        (a) Section 2.19(a) of the Company Schedule is a complete and accurate list of all Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the "PTO") or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property.

        (b) Company has made available to Parent a complete and accurate price list of all products and services currently offered by Company or any of its subsidiaries ("COMPANY PRODUCTS").

        (c) No Company Intellectual Property or Company Product is subject to any proceeding or outstanding decree, order, judgment, contract, license, agreement, or stipulation restricting in any manner the use, transfer, or licensing thereof by Company or any of its subsidiaries, or which may affect the validity, use or enforceability of such Company Intellectual Property or Company Product, except for provisions contained in the documents granting licenses as ownership to any portion of the Company Intellectual Property or Company Product and in amendments thereto and provisions of licenses granted to customers of Company.

        (d) Each material item of Company Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property.

        (e) Company owns and has good and exclusive title to, each material item of Company Intellectual Property free and clear of any lien or encumbrance (excluding non-exclusive licenses and related restrictions granted in the ordinary course). Without limiting the foregoing: (i) Company is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of Company and its subsidiaries, including the sale, distribution or provision of any Company Products by Company or its subsidiaries; (ii) Company owns exclusively, and has good title to, all copyrighted works that are Company Products or which Company or any of its subsidiaries otherwise purports to own; and (iii) to the extent that any Patents would be infringed by any Company Products, Company is the exclusive owner of such Patents.

        (f) To the extent that any technology, software or material Intellectual Property has been developed or created independently or jointly by a third party for Company or any of its subsidiaries or is incorporated into any of the Company Products, Company has a written agreement with such third party with respect thereto and Company thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a perpetual, non-terminable license (sufficient for the conduct of its business as currently conducted and as proposed to be conducted) to all such third party's Intellectual Property in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so.

        (g) Neither Company nor any of its subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property that is or was material Company Intellectual Property, to any third party, or permitted Company's rights in such material Company Intellectual Property to lapse or enter the public domain.

        (h) Section 2.19(h) of the Company Schedule lists all material contracts, licenses and agreements to which Company or any of its subsidiaries is a party: (i) with respect to Company Intellectual Property licensed or transferred to any third party (other than end-user licenses in the ordinary course); or (ii) pursuant to which a third party has licensed or transferred any material Intellectual Property to Company.

        (i) All material contracts, licenses and agreements relating to either
    (i) Company Intellectual Property or (ii) Intellectual Property of a third party licensed to Company or any of its subsidiaries, are in full force and effect. The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of such contracts, licenses and agreements. Each of Company and its subsidiaries is in material compliance with, and has not materially breached any term of any such contracts, licenses and agreements and, to the knowledge of Company, all other parties to such contracts, licenses and agreements are in compliance with, and have not materially breached any term of, such contracts, licenses and agreements. Following the Closing Date, the Surviving Corporation will be permitted to exercise all of Company's rights under such contracts, licenses and agreements to the same extent Company and its subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which Company would otherwise be required to pay. Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Merger Sub by operation of law or otherwise of any contracts or agreements to which the Company is a party, will result in (i) either Parent's or the Merger Sub's granting to any third party any right to or with respect to any material Intellectual Property right owned by, or licensed to, either of them, (ii) either the Parent's or the Merger Sub's being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses, or (iii) either the Parent's or the Merger Sub's being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Parent or Merger Sub, respectively, prior to the Closing.

        (j) The operation of the business of the Company and its subsidiaries as such business currently is conducted, including (i) Company's and its subsidiaries' design, development, manufacture, distribution, reproduction, marketing or sale of the products or services of Company and its subsidiaries (including Company Products) and (ii) the Company's use of any product, device or process, has not, does not and will not infringe or misappropriate the Intellectual Property of any third party or constitute unfair competition or trade practices under the laws of any jurisdiction.

        (k) Neither Company nor any of its subsidiaries has received notice from any third party that the operation of the business of Company or any of its subsidiaries or any act, product or service of Company or any of its subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the laws of any jurisdiction.

        (l) To the knowledge of Company, no person has or is infringing or misappropriating any Company Intellectual Property.

        (m) Company and each of its subsidiaries has taken reasonable steps to protect Company's and its subsidiaries' rights in Company's confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Company or any of its subsidiaries, and, without limiting the foregoing, each of Company and its subsidiaries has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form provided to Parent and all current and former employees and contractors of Company and any of its subsidiaries have executed such an agreement, except where the failure to do so is not reasonably expected to be material to Company.

    2.20 AGREEMENTS, CONTRACTS AND COMMITMENTS. Neither Company nor any of its subsidiaries is a party to or is bound by:

        (a) any employment or consulting agreement, contract or commitment with any officer or member of Company's Board of Directors, other than those that are terminable by Company or any of its subsidiaries on no more than thirty
    (30) days' notice without liability or financial obligation to the Company (other than termination provisions provided by law);

        (b) any agreement or plan for the benefit of any director, employee or consultant, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

        (c) any agreement of indemnification or any guaranty other than any agreement of indemnification entered into in connection with the sale or license of software products in the ordinary course of business or guaranty of a subsidiary's obligation by Company;

        (d) any agreement, contract or commitment containing any covenant limiting in any respect the right of Company or any of its subsidiaries to engage in any line of business or to compete with any person or granting any exclusive distribution rights;

        (e) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of a material amount of assets not in the ordinary course of business or pursuant to which Company or any of its subsidiaries has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company's subsidiaries;

        (f) any dealer, distributor, joint marketing or development agreement (other than reseller agreements not material to Company's business) currently in force under which Company or any of its subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety
    (90) days or less;

        (g) any agreement, contract or commitment currently in force to provide source code to any third party for any product or technology that is material to Company and its subsidiaries taken as a whole (other than (i) licenses granted in the ordinary course of business to the Company's customers to use (but not to copy, sublicense, market, or otherwise distribute) source code that do not in any way impair Company's ownership interests in such source code and (ii) agreements requiring the Company to place source code in escrow for the benefit of a customer in the event of the Company's default, bankruptcy, insolvency, or similar event);

        (h) any agreement, contract or commitment currently in force to license any third party to manufacture or reproduce any Company product, service or technology, or any agreement, contract or commitment currently in force to sell or distribute any Company products, service or technology except agreements with distributors or sales representative in the normal course of business cancelable without penalty upon notice of ninety (90) days or less and substantially in the form previously provided to Parent;

        (i) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000 individually or $500,000 in the aggregate, other than between Company and its subsidiaries and except as disclosed in the Company's balance sheet as of December 31, 1999 or in the related footnotes;

        (j) any settlement agreement entered into within three (3) years prior to the date of this Agreement that involves a continuing material obligation of Company; or

        (k) any other agreement that has an aggregate value of (or represents future aggregate obligations in excess of) $2,000,000 or more individually.

    Neither Company nor any of its subsidiaries, nor to Company's knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any of its subsidiaries has received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Company or any of its subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Schedule (any such agreement, contract or commitment, a "COMPANY CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate), the effect of which would not, individually or in the aggregate have a Material Adverse Effect on Company.

    2.21 INSURANCE. Company maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Company and its subsidiaries (collectively, the "INSURANCE POLICIES") which are of the type and in amounts customarily carried by persons conducting businesses similar to those of Company and its subsidiaries. There is no material claim by Company or any of its subsidiaries pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

    2.22 OPINION OF FINANCIAL ADVISOR. Company has been advised by its financial advisor, Goldman Sachs & Co., that in its opinion, as of the date of this Agreement, the Exchange Ratio is fair to the shareholders of Company from a financial point of view. Company shall provide Parent a copy of the written confirmation of such opinion, dated as of the date of this Agreement, promptly after receipt thereof.

    2.23 BOARD APPROVAL. The Board of Directors of Company has, as of the date of this Agreement, unanimously (i) approved and declared advisable this Agreement and has approved the Merger and the other transactions contemplated hereby, (ii) determined that the Merger is consistent with and in furtherance of the long-term business strategy of Company and fair to, and in the best interests of, Company and its shareholders and (iii) determined to recommended that the shareholders of Company adopt and approve this Agreement and approve the Merger.

    2.24 VOTE REQUIRED. The affirmative vote of a majority of the votes that holders of the outstanding shares of Company Common Stock are entitled to vote with respect to the Merger is the only vote of the holders of any class or series of Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

    2.25 STATE TAKEOVER STATUTES. The Board of Directors of the Company has approved the Merger, the Merger Agreement, the Stock Option Agreement, the Company Voting Agreements and the transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger, the Merger Agreement, the Stock Option Agreement, the Company Voting Agreements and the transactions contemplated hereby and thereby the provisions of Code
Section 14-2-1110 et seq. and 14-2-1131 et seq. of the Georgia Law to the extent, if any, such section is applicable to the Merger, the Merger Agreement, the Stock Option Agreement, the Company Voting Agreements and the transactions contemplated hereby and thereby. To Company's knowledge, no other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, the Merger Agreement, the Stock Option Agreement, the Company Voting Agreements or the transactions contemplated hereby and thereby.

                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub jointly and severally represent and warrant to Company, subject to such exceptions as are specifically disclosed in writing in the disclosure schedules dated as of the date hereof delivered by Parent to Company (the "PARENT SCHEDULE"), as follows. The Parent Schedule shall be arranged in sections corresponding to the numbered sections contained in this Article and the disclosure in any paragraph shall qualify other sections in this Article only to the extent it is reasonably apparent from a reading of such disclosure that it also qualifies such other sections.

    3.1 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of Parent and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on Parent.

    3.2 CERTIFICATE OF INCORPORATION AND BYLAWS. Parent has previously furnished to Company complete and correct copies of its Certificate of Incorporation and Bylaws as amended to date (together, the "PARENT CHARTER DOCUMENTS"). Such Parent Charter Documents and equivalent organizational documents of each of its subsidiaries are in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents, and no subsidiary of Parent is in violation of any of its equivalent organizational documents.

    3.3  CAPITALIZATION.  The authorized capital stock of Parent consists of
(i) 200,000,000 shares of Parent Common Stock, and (ii) 5,000,000 shares of Preferred Stock, $0.001 par value per share ("PARENT PREFERRED STOCK"). At the close of business on March 31, 2000, (i) 109,228,419 shares of Parent Common Stock were issued and outstanding, (ii) 157,472 shares of Parent Common Stock were held in treasury by Parent or by subsidiaries of Parent, (iii) 609,764 shares of Parent Common Stock were reserved for future issuance pursuant to Parent's employee stock purchase plan, and (iv) 19,853,100 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Parent Common Stock. As of the date hereof, no shares of Parent Preferred Stock were issued or outstanding. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which, as of the date hereof, are issued and outstanding.

    3.4 PARENT COMMON STOCK. The Parent Common Stock to be issued pursuant to the Merger has been duly authorized and will, when issued in accordance with this Agreement be validly issued, fully paid, and unassessable and will not be subject to any restrictions on resale under the Securities Act, other than restrictions imposed by Rule 145 under the Securities Act.

    3.5 AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the Stock Option Agreement and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Option Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Stock Option Agreement, or to consummate the transactions so contemplated, subject only to the approval of the Share Issuance by Parent's stockholders and the filing of the Certificate of Merger pursuant to Georgia Law and the Delaware Certificate of Merger pursuant to Delaware Law. This Agreement and the Stock Option Agreement have been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitute legal and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms.

    3.6  SEC FILINGS; FINANCIAL STATEMENTS.

        (a) Parent has made available to Company a correct and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Parent with the SEC on or after April 1, 1999 (the "PARENT SEC REPORTS"), which are all the forms, reports and documents required to be filed by Parent with the SEC since April 1, 1999. The Parent SEC Reports
    (A) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any reports or other documents with the SEC.

        (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q of the Exchange Act) and each fairly presents the consolidated financial position of Parent and its subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to be material in amount.

        (c) Parent has previously furnished to Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

    3.7 NO UNDISCLOSED LIABILITIES. Neither Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent, or otherwise), which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole, except
(i) liabilities provided for in Company's balance sheet as of December 31, 1999;
(ii) liabilities provided for in the balance sheet as of October 31, 1999 of Telco Research Corporation Limited ("TELCO"), a copy of which has been made available to Company; (iii) liabilities of Barnhill Management Group, a Nevada corporation acquired by Parent in March 2000 ("BARNHILL"), which liabilities are not material to Parent and its subsidiaries, taken as a whole; and
(iv) liabilities incurred since December 31, 1999 by Parent and its subsidiaries (including Telco and Barnhill) and liabilities incurred by Telco between October 31, 1999 and December 31, 2000. None of the liabilities described in the foregoing sections (i), (ii), (iii), or (iv) could reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

    3.8  COMPLIANCE; PERMITS.

        (a) Neither Parent nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which its or any of their respective properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any conflicts, defaults or violations that (individually or in the aggregate) would not cause the Parent to lose any material benefit or incur any material liability. No investigation or review by any governmental or regulatory body or authority is pending or, to the knowledge of Parent, threatened against Parent or its subsidiaries, nor has any governmental or regulatory body or authority indicated an intention to conduct the same, other than, in each such case, those the outcome of which could not, individually or in the aggregate, reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its subsidiaries, any acquisition of material property by Parent or any of its subsidiaries or the conduct of business by Parent or any of its subsidiaries.

        (b) Parent and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities, the absence of which could not reasonably be expected to have a Material Adverse Effect on Parent (collectively, the "PARENT PERMITS"). Parent and its subsidiaries are in compliance in all material respects with the terms of the Parent Permits.

    3.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since December 31, 1999, there has not been: (i) any Material Adverse Effect on Parent, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent's or any of its subsidiaries' capital stock (other than a two-for-one stock split in the form of a dividend effected in

February 2000), or any purchase, redemption or other acquisition by Parent of any of Parent's capital stock or any other securities of Parent or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of Parent's or any of its subsidiaries' capital stock, (iv) any material change by Parent in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (v) any material revaluation by Parent of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of the Parent other than in the ordinary course of business.

    3.10 ABSENCE OF LITIGATION. There are no claims, actions, suits or proceedings pending or, to the knowledge of Parent, threatened (or, to the knowledge of Parent, any governmental or regulatory investigation pending or threatened) against Parent or any of it subsidiaries or any properties or rights of Parent or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, which, if decided adversely to Parent, could reasonably be expected to have a Material Adverse Effect on Parent.

    3.11 REGISTRATION STATEMENT; JOINT PROXY STATEMENT/PROSPECTUS. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Joint Proxy Statement/Prospectus will, at the dates mailed to the shareholders of Company and of Parent, at the time of the Company Shareholders' Meeting, the time of the Parent Shareholders' Meeting and as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The S-4 will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents.

    3.12 BROKERS. Except for fees payable to Deutsche Bank Securities, Inc., Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

    3.13 OPINION OF FINANCIAL ADVISOR. Parent's Board of Directors has received an opinion from Deutsche Bank Securities, Inc., dated as of the date hereof, to the effect that as of the date hereof, the Exchange Ratio is fair to Parent from a financial point of view.

    3.14 BOARD APPROVAL. The Board of Directors of Parent has, as of the date of this Agreement, unanimously (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Parent and is fair to, and in the best interests of, Parent and its stockholders; (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement; and (iii) has determined to recommend that the stockholders of Parent approve the Share Issuance.

    3.15 VOTE REQUIRED. The affirmative vote of a majority of the shares of Parent Common Stock that cast votes regarding the Share Issuance in person or by proxy at the Parent Stockholders' Meeting is the only vote of the holders of any class or series of Parent's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

    4.1 CONDUCT OF BUSINESS BY COMPANY. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing, carry on its business, in the usual, regular and ordinary course and in compliance with all applicable laws and regulations, pay its debts and taxes when due and pay or perform other material obligations when due, subject to good faith disputes over such debts, taxes, and obligations, and use its commercially reasonable efforts, consistent with past practices (except as set forth in Schedule 4.1), and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings, except in each case as set forth in Section 4.1 of the Company Schedule.

    In addition, except as expressly permitted by the terms of this Agreement and, except in each case as set forth in Section 4.1 of the Company Schedule, without the prior written consent of Parent, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

        (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans except pursuant to plans and agreements existing as of the date hereof the relevant terms of which are described in the Company Schedule;

        (b) Grant any severance or termination pay to any officer or employee except pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing or made available to Parent, or adopt any new severance plan;

        (c) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Company Intellectual Property, or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business consistent with past practices, provided that in no event shall Company license to any person or entity on an exclusive basis or sell any Company Intellectual Property;

        (d) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

        (e) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

        (f) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (x) the issuance delivery and/or sale of (i) shares of Company Common Stock pursuant to the exercise of stock options outstanding as of the date of this Agreement or granted pursuant to clause (y) hereof, and (ii) shares of Company Common Stock issuable to participants in the ESPP consistent with the terms thereof and (y) the granting of non-discretionary stock options to non-employee directors under the Director Plan in an amount not to exceed options to purchase 135,000 shares in the aggregate;

        (g) Cause, permit or propose any amendments to the Company Charter Documents (or similar governing instruments of any of its subsidiaries);

        (h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or enter into any joint ventures, strategic partnerships or alliances;

        (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets except sales of inventory or non-exclusive licenses of Company intellectual property in the ordinary course of business consistent with past practice and, except for the sale, lease or disposition (other than through licensing) of property or assets which are not material, individually or in the aggregate, to the business of Company and its subsidiaries;

        (j) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than in connection with the financing of ordinary course trade payables consistent with past practice;

        (k) Adopt or amend any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at will"), pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

        (l) (i) Pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, or liabilities recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of Company included in the Company SEC Reports or incurred since the date of such financial statements, or (ii) waive the benefits of, agree to modify in any manner, terminate, release any person from or fail to enforce any confidentiality or similar agreement to which Company or any of its subsidiaries is a party or of which Company or any of its subsidiaries is a beneficiary;

        (m) Make any individual or series of related payments outside of the ordinary course of business (other than payments to financial, legal, accounting or other professional service advisors not in excess of the estimates thereof set forth in Section 4.1 of the Company Schedule);

        (n) Except in the ordinary course of business consistent with past practice, modify, amend or terminate any material contract or agreement to which Company or any subsidiary thereof is a party or waive, delay the exercise of, release or assign any material rights or claims thereunder;

        (o) Enter into or materially modify any contracts, agreements, or obligations relating to the distribution, sale, license or marketing by third parties of Company's products or products licensed by Company on an exclusive basis;

        (p) Revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

        (q) Incur or enter into any agreement, contract or commitment outside of the ordinary course of business calling for payments by Company in excess of $350,000 individually;

        (r) Engage in any action that could cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code, whether or not otherwise permitted by the provisions of this Article IV;

        (s) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement;

        (t) Make any tax election that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the tax liability or tax attributes of Company or any of its subsidiaries or settle or compromise any material income tax liability; or

        (u) Agree in writing or otherwise to take any of the actions described in Section 4.1 (a) through (t) above.

    4.2 CONDUCT OF BUSINESS BY PARENT. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent shall not do any of the following and shall not permit its subsidiaries to do any of the following:

        (a) Declare, set aside, or pay any dividends or make any other distributions (whether in cash, stock, equity securities or property) in respect to Parent's capital stock, except where (i) an adjustment is made to the Exchange Ratio in accordance with Section 1.6(e) or (ii) the holders of Company Common Stock will otherwise receive an equivalent, proportional dividend or distribution (based on the Exchange Ratio, as adjusted pursuant to Section 1.6(e)) in connection with the Merger as if they had been holders of Parent Common Stock on the record date for such dividend or distribution;

        (b) Purchase, redeem, or otherwise acquire, directly or indirectly, any shares of capital stock of Parent or its subsidiaries in any amounts that would adversely affect Parent's financial condition or liquidity;

        (c) Effect any amendment to the Company's Certificate of Incorporation that would have an adverse effect on the rights of holders of Parent's Common Stock (including the Parent Common Stock to be issued pursuant to this Agreement);

        (d) Engage in any action that could cause the Merger to fail to qualify as a "reorganization" under Section 368(a) of the Code, whether or not otherwise permitted by the provisions of this Article IV;

        (e) Engage in any action with the intent to directly or indirectly adversely impact any of the transactions contemplated by this Agreement;

        (f) Following the filing of the S-4, acquire or agree to acquire any business or any corporation, partnership, association or other business organization or division if such acquisition or agreement would require the inclusion in the S-4 of proforma financial information regarding such acquisition; or

        (g) Agree in writing or otherwise to take any of the actions described in Section 4.1(a) through (f) above.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

    5.1  JOINT PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT.

        (a) As promptly as practicable after the execution of this Agreement, Parent and Company shall jointly prepare and shall file with the SEC a document or documents that will constitute (i) the S-4 and (ii) the Joint Proxy Statement/Prospectus. Each of the parties hereto shall use commercially reasonable efforts to cause the S-4 to become effective as promptly as practicable after the date hereof, and, prior to the effective date of the S-4, the parties hereto shall take all action required under any applicable Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. Parent or Company, as the case may be, shall furnish all information concerning Parent or Company as the other party may reasonably request in connection with such actions and the preparation of the S-4 and the Joint Proxy Statement/ Prospectus. As promptly as practicable after the effective date of the S-4, the Joint Proxy Statement/Prospectus shall be mailed to the shareholders of Company and of Parent. Each of the parties hereto shall cause the Joint Proxy Statement/Prospectus to comply as to form and substances to such party in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act, (iii) the rules and regulations of the Nasdaq.

        (b) The Joint Proxy Statement/Prospectus shall include the approval of this Agreement and the Merger and the recommendation of the Board of Directors of Company to Company's shareholders that they vote in favor of approval of this Agreement and the Merger, subject to the right of the Board of Directors of the Company to withdraw its recommendation and to recommend a Superior Proposal determined to be such in compliance with Section 5.4 of this Agreement; PROVIDED, HOWEVER, that the Board of Directors of Company shall submit this Agreement to Company's shareholders whether or not at any time subsequent to the date hereof such board determines that it can no longer make such recommendation. The Joint Proxy Statement/Prospectus shall also include the approval of the Share Issuance and the recommendation of the Board of Directors of Parent to Parent's stockholders that they vote in favor of approval of the Share Issuance.

        (c) No amendment or supplement to the Joint Proxy Statement/Prospectus or the S-4 shall be made without the approval of Parent and Company, which approval shall not be unreasonably withheld or delayed. Each of the parties hereto shall advise the other parties hereto, promptly after it receives notice thereof, of the time when the S-4 has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement/ Prospectus or the S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

    5.2 SHAREHOLDER AND STOCKHOLDER MEETINGS. Company shall call and hold the Company Shareholders' Meeting and Parent shall call and hold the Parent Stockholders' Meeting as promptly as practicable after the date hereof for the purpose of voting upon the adoption and approval of this Agreement and the approval of the Merger (in the case of the Company Shareholders' Meeting) and the Share Issuance (in the case of the Parent Stockholders' Meeting) pursuant to the Joint Proxy Statement/Prospectus, and Company and Parent shall use all reasonable efforts to hold the Parent Stockholders' Meeting and the Company Shareholders' Meeting on the same day and as soon as practicable after the date on which the S-4 becomes effective. Nothing herein shall prevent Company or Parent from adjourning or postponing the Company Shareholders' Meeting or the Parent Stockholders' Meeting, as the case may be, if there are insufficient shares of Company Common Stock or Parent Common Stock, as the case may be, necessary to conduct business at their respective meetings of the shareholders or stockholders. The Board of Directors of Company shall submit this Agreement and the Merger for shareholder approval pursuant to
Section 14-2-1103(c) of Georgia Law subject only to the condition of shareholder approval as described in Section 2.24. Unless Company's Board of Directors has withdrawn its recommendation of this Agreement and the Merger in compliance with
Section 5.4, Company shall use commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger pursuant to the Joint Proxy Statement/Prospectus and shall take all other commercially reasonable action necessary or advisable to secure the vote or consent of shareholders required by Georgia Law or applicable stock exchange requirements to obtain such approval. Parent shall use commercially reasonable efforts to solicit from its stockholders proxies in favor of the Share Issuance pursuant to the Joint Proxy Statement/Prospectus and shall take all other commercially reasonable action necessary or advisable to secure the vote or consent of stockholders required by the Delaware Law or applicable stock exchange requirements to obtain such approval. Company shall call and hold the Company Shareholders' Meeting for the purpose of voting upon the adoption and approval of this Agreement and the approval of the Merger whether or not Company's Board of Directors at any time subsequent to the date hereof determines that this Agreement is no longer advisable or recommends that Company's shareholders reject it.

    5.3  CONFIDENTIALITY; ACCESS TO INFORMATION.

        (a) The parties acknowledge that Company and Parent have previously executed a Confidentiality Agreement, dated as of March 1, 2000 (the "CONFIDENTIALITY AGREEMENT"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

        (b) Each of the Company and Parent will afford the other and the other's accountants, counsel and other representatives reasonable access to its properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning its business as such other party may reasonably request. No information or knowledge obtained in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

    5.4  NO SOLICITATION.

        (a) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, Company and its subsidiaries will not, nor will they authorize or permit any of their respective officers, directors, affiliates or employees or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly, (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Transaction (as defined below); PROVIDED, HOWEVER, that nothing contained in this Section 5.4 shall prohibit the Board of Directors of Company from (i) complying with Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act with regard to a tender or exchange offer or (ii) in response to an unsolicited, bona fide written Acquisition Proposal that Company's Board of Directors reasonably concludes constitutes a Superior Offer (as defined below), engaging in discussions or participating in negotiations with and furnishing information to the party making such Acquisition Proposal to the extent (A) the Board of Directors of the Company determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with its fiduciary obligations under applicable law, (B) (x) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such party, Company gives Parent written notice of Company's intention to furnish nonpublic information to, or enter into discussions or negotiations with, such party and (y) Company receives from such party an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such party by or on behalf of Company, and
    (C) contemporaneously with furnishing any such nonpublic information to such party, Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). Company and its subsidiaries will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 5.4 by any officer, director or employee of Company or any of its subsidiaries or any investment banker, attorney or other advisor or representative of Company or any of its subsidiaries shall be deemed to be a breach of this Section 5.4 by Company.

    For purposes of this Agreement, "ACQUISITION PROPOSAL" shall mean any offer or proposal (other than an offer or proposal by Parent) relating to any Acquisition Transaction. For the purposes of this Agreement, "ACQUISITION TRANSACTION" shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from the Company by any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 15% interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than [85]% of the equity interests in the surviving or resulting entity of such transaction; (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of more than 15% of the assets of the Company; or (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company; and (C) "SUPERIOR PROPOSAL" shall mean an Acquisition Proposal with respect to which (x) if any cash consideration is involved, shall not be subject to any financing contingency (or, after consultation with Company's financial advisors, the Board of Directors shall have determined in good faith that such financing is reasonably likely to be obtained by such acquiring party on a timely basis), and with respect to which Company's Board of Directors shall have determined in good faith (after consultation with Company's financial advisors) that the acquiring party is capable of consummating the proposed Acquisition Transaction on the terms proposed, and (y) Company's Board of Directors shall have determined in good faith that the proposed Acquisition Transaction provides greater value to the shareholders of Company than the Merger (taking into account the advice of Company's independent financial advisors).

        (b) In addition to the obligations of Company set forth in paragraph
    (a) of this Section 5.4, Company as promptly as practicable, and in any event within 24 hours, shall advise Parent orally and in writing of any request for information which Company reasonably believes would lead to an Acquisition Proposal or of any Acquisition Proposal, or any inquiry with respect to or which Company reasonably believes would lead to any Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the person or group making any such request, Acquisition Proposal or inquiry. Company will keep Parent informed in all material respects of the status and terms (including material amendments or proposed amendments) of any such request, Acquisition Proposal or inquiry. In addition to the foregoing,

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
    Company shall (i) provide Parent with at least 48 hours prior notice (or such lesser prior notice as provided to the members of Company's Board of Directors but in no event less than eight hours) of any meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to consider an Acquisition Proposal and (ii) provide Parent with at least 48 hours prior written notice (or such lesser prior notice as provided to the members of the Company's Board of Directors but in no event less than eight hours) of a meeting of Company's Board of Directors at which Company's Board of Directors is reasonably expected to recommend a Superior Offer to its shareholders and together with such notice a copy of the definitive documentation relating to such Superior Offer.

    5.5 PUBLIC DISCLOSURE. Parent and Company will consult with each other and agree before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such agreement, except as may be required by law or any listing agreement with a national securities exchange, in which case reasonable efforts to consult with the other party will be made prior to any such release or public statement. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

    5.6  REASONABLE EFFORTS; NOTIFICATION.

        (a) Upon the terms and subject to the conditions set forth in this Agreement (including the provisions of Section 5.4), each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity,
    (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing, Company and its Board of Directors shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger, this Agreement or any of the transactions contemplated by this Agreement, use commercially reasonable efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger, this Agreement and the transactions contemplated hereby. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require Parent or Company or any subsidiary or affiliate thereof to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduc their business or to own or exercise control of such assets, properties and stock.

        (b) Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.3(a) or 6.3(b) would not be satisfied; PROVIDED, HOWEVER, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

        (c) Parent shall give prompt notice to Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or 6.2(b) would not be satisfied; PROVIDED, HOWEVER, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

    5.7 THIRD PARTY CONSENTS. As soon as practicable following the date hereof, Parent and Company will each use its commercially reasonable efforts to obtain any consents, waivers and approvals under any of its or its subsidiaries' respective agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

    5.8  STOCK OPTIONS AND EMPLOYEE BENEFITS; WARRANTS.

        (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock (each, a "COMPANY STOCK OPTION") under the Company Option Plans, whether or not vested, shall by virtue of the Merger be assumed by Parent. Each Company Stock Option and Warrant so assumed by Parent under this Agreement will continue to have, and be subject to, the same terms and conditions of such options or Warrant immediately prior to the Effective Time (including, without limitation, any repurchase rights or vesting provisions of outstanding options), except that (i) each Company Stock Option and Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option and Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Stock Option and Warrant will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option and each outstanding Warrant was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

        (b) ESPP. Prior to the Effective Time, outstanding purchase rights under Company's ESPP shall be exercised in accordance with Sections 14 and 16 of the ESPP and each share of Company Common Stock purchased pursuant to such exercise shall by virtue of the Merger, and without any action on the part of the holder thereof, be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio without issuance of certificates representing issued and outstanding shares of Company Common Stock to ESPP participants. Company agrees that it shall terminate the ESPP immediately following the aforesaid purchase of shares of Company Common Stock thereunder.

        (c) 401(k) PLANS. Company and its Plan Affiliates, as applicable, shall each terminate (i) any and all group severance, separation or salary continuation plans, programs, or arrangements and (ii) any and all 401(k) plans, effective as of the day immediately preceding the Closing Date. Parent shall receive from Company evidence that Company's and each Plan Affiliate's, as applicable, program(s) have been terminated pursuant to resolutions of each such entity's Board of Directors (the form and substance of such resolutions shall be subject to review and approval of Parent), effective as of the day immediately preceding the Effective Time.

        (d) SERVICE CREDIT. To the extent permitted by Parent's employee benefit plan and applicable law, Parent will use reasonable efforts, or will cause Company to use reasonable efforts, give individuals who are employed by Company and its subsidiaries as of the Effective Time ("AFFECTED EMPLOYEES") full credit for purposes of eligibility, vesting, benefit accrual (excluding, however, benefit accrual under any defined benefit pension plans) and determination of the level of benefits under any employee benefit plans or arrangements maintained by Parent or any subsidiary of Parent for such Affected Employees' service with Company or any subsidiary of the Company to the same extent recognized by Company immediately prior to the Effective Time. To the extent permitted by Parent's employee benefit plans and applicable law, Parent will, or will cause Company to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any welfare plan maintained for the Affected Employees immediately prior to the Effective Time, and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time.

    5.9 FORM S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Stock Options as soon as is reasonably practicable (and in any event within twenty business days) after the Effective Time.

    5.10  INDEMNIFICATION.

        (a) From and after the Effective Time, Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements between Company and its directors and officers in effect immediately prior to the Effective Time and any indemnification provisions under the Company Charter Documents as in effect on the date hereof. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the indemnified parties thereunder (the "INDEMNIFIED PARTIES") as those contained in the Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law.

        (b) For a period of six years after the Effective Time, Parent will, and will cause the Surviving Corporation to, use its commercially reasonable efforts to maintain in effect directors' and officers' liability insurance covering those persons or classes of persons who are currently covered by Company's directors' and officers' liability insurance policy with coverage in an amount and scope at least as favorable as that applicable to the current directors and officers of Company; PROVIDED, HOWEVER, that in no event will Parent or the Surviving Corporation be required to expend an annual premium for such coverage in excess of 150% of the annual premium most recently paid by Company (the "PREMIUM CAP"); PROVIDED, FURTHER, that if the annual premium for such coverage would at any time exceed the Premium Cap, then the Surviving Corporation shall maintain insurance policies that provide the maximum coverage available at an annual premium equal to the Premium Cap.

        (c) The provisions of this Section 5.10 are intended to be in addition to the rights otherwise available to the Indemnified Parties by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

    5.11 NASDAQ LISTING. Parent agrees to authorize for listing on Nasdaq the shares of Parent Common Stock issuable, and those required to be reserved for issuance, in connection with the Merger, upon official notice of issuance.

    5.12 AFFILIATES. Set forth in Section 5.12 of the Company Schedule is a list of those persons who may be deemed to be, in Company's reasonable judgment, affiliates of Company within the meaning of Rule 145 promulgated under the Securities Act (each, a "COMPANY AFFILIATE"). Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. Company will use its commercially reasonable efforts to deliver or cause to be delivered to Parent, as promptly as practicable on or following the date hereof, from each Company Affiliate an executed affiliate agreement in substantially the form attached hereto as EXHIBIT C (the "COMPANY AFFILIATE AGREEMENT"), each of which will be in full force and effect as of the Effective Time. Parent will be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by a Company Affiliate pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Company Affiliate Agreement.

    5.13 REGULATORY FILINGS; REASONABLE EFFORTS. As soon as may be reasonably practicable, Company and Parent each shall file with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, as well as comparable pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. Company and Parent each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and
(b) supply any additional information which reasonably may be required by the FTC, the DOJ or the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate; PROVIDED, HOWEVER, that Parent shall not be required to agree to any divestiture by Parent or the Company or any of Parent's subsidiaries or affiliates of shares of capital stock or of any business, assets or property of Parent or its subsidiaries or affiliates or of the Company, its affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

    5.14 PARENT BOARD OF DIRECTORS. The Board of Directors of Parent will take all actions necessary such that two members of Company's Board of Directors reasonably acceptable to Parent, at least one of whom is an independent director of the Company's Board of Directors, shall be appointed to Parent's Board of Directors as of the Effective Time with a term expiring at the next annual meeting of Parent's stockholders.

    5.15 SHAREHOLDER LITIGATION. Until the earlier of termination of this Agreement in accordance with its terms or the Effective Time, Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against Company or members of its Board of Directors relating to this Agreement and the transactions contemplated hereby or otherwise, and shall not settle any such litigation without Parent' prior written consent.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

    6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:

        (a) SHAREHOLDER AND STOCKHOLDER APPROVALS. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the shareholders of Company. The Share Issuance shall have been approved by the requisite vote under applicable Nasdaq rules by the stockholders of Parent.

        (b) REGISTRATION STATEMENT EFFECTIVE; JOINT PROXY STATEMENT. The SEC shall have declared the S-4 effective. No stop order suspending the effectiveness of the S-4 or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus, shall be pending or shall then be threatened in writing by the SEC.

        (c) NO ORDER; HSR ACT. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. All waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

        (d) TAX OPINIONS. Parent and Company shall each have received written opinions from their respective tax counsel, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and such opinions shall not have been withdrawn; PROVIDED, HOWEVER, that if the counsel to either Parent or Company does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to such party if counsel to the other party renders such opinion to such party. The parties to this Agreement agree to make such reasonable representations as requested by such counsel for the purpose of rendering such opinions.

    6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF COMPANY. The obligation of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

        (a) REPRESENTATIONS AND WARRANTIES. Each representation and warranty of Parent and Merger Sub contained in this Agreement (i) shall have been true and correct in all material respects as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except, in the case of each of clauses (i) and (ii), (A) for such failures to be true and correct that do not in the aggregate constitute a Material Adverse Effect on Parent and Merger Sub, and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Parent Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent.

        (b) AGREEMENTS AND COVENANTS. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent.

    6.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER SUB. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

        (a) REPRESENTATIONS AND WARRANTIES. Each representation and warranty of Company contained in this Agreement (i) shall have been true and correct in all material respects as of the date of this Agreement and (ii) shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date except, in the case of each of clauses (i) and (ii), (A) for such failures to be true and correct that do not in the aggregate constitute a Material Adverse Effect on the Company PROVIDED, HOWEVER, such Material Adverse Effect qualifier shall be inapplicable with respect to representations and warranties contained in
    Section 2.3(a), 2.3(e), 2.23, and 2.24, which shall be true and correct in all material respects, and (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct (subject to the qualifications set forth in the preceding clause (A)) as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all "Material Adverse Effect" qualifications and other qualifications based on the word "material" contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Company Schedule made or purported to have been made after the date of this Agreement shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by an authorized officer of Company.

        (b) AGREEMENTS AND COVENANTS. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company.

        (c) CONSENTS. Company shall have obtained all consents, waivers and approvals required in connection with the consummation of the transactions contemplated hereby in connection with the agreements, contracts, licenses or leases set forth on Schedule 6.3(c).

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

    7.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the shareholders of Company:

        (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

        (b) by either Company or Parent, by written notice to the other, if the Merger shall not have been consummated by October 31, 2000 for any reason; PROVIDED, HOWEVER, that the right to terminate this Agreement under this
    Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

        (c) by either Company or Parent, by written notice to the other, if a Governmental Entity shall have issued an order, decree or ruling or taken any other action that has the effect of permanently restraining, enjoining or otherwise prohibiting the Merger and is final and nonappealable;

        (d) by either Company or Parent, by written notice to the other, if
    (i) the required approval of the shareholders of Company contemplated by the first sentence of Section 6.1(a) of this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company shareholders duly convened therefor or at any adjournment or postponement therefor or (ii) the required approval by the stockholders of Parent of the Share Issuance required under applicable Nasdaq rules shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Parent stockholders duly convened therefor or at any adjournment or postponement thereof;

        (e) by Company, by written notice to Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, PROVIDED, that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent, then Company may not terminate this Agreement under this Section 7.1(e) for thirty (30) days after delivery of written notice from Company to Parent of such breach, provided Parent continues to exercise commercially reasonable efforts to cure such breach (it being understood that Company may not terminate this Agreement pursuant to this paragraph (e) if such breach by Parent is cured during such thirty (30)-day period);

        (f) by Parent, by written notice to Company, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, PROVIDED, that if such inaccuracy in Company's representations and warranties or breach by Company is curable by Company, then Parent may not terminate this Agreement under this Section 7.1(f) for thirty (30) days after delivery of written notice from Parent to Company of such breach, provided Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (f) such breach by Company is cured during such thirty (30)-day period); or

        (g) by Parent, by written notice to Company, if (i) the Board of Directors of Company withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or its stockholders, (ii) the Board of Directors of Company shall have recommended to the shareholders of Company an Acquisition Proposal, (iii) the Company fails to comply with Section 5.4, (iv) a bona fide Acquisition Proposal shall have been publicly announced or otherwise become publicly known and the Board of Directors of Company shall have (A) failed to recommend against acceptance of such by its shareholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance by its shareholders of an Acquisition Proposal involving a tender offer or exchange offer) or (B) failed to reconfirm its approval and recommendation of this Agreement and the transactions contemplated hereby within ten business days thereafter, or (v) the Board of Directors of Company resolves to take any of the actions described above.

    7.2 NOTICE OF TERMINATION; EFFECT OF TERMINATION. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto (or such later time as may be required by Section 7.1). In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2,
Section 5.3(a), Section 7.3 and Article 8, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for fraud in connection with, or any willful breach of, this Agreement.

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
    7.3  FEES AND EXPENSES.

        (a) GENERAL. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; PROVIDED, HOWEVER, that Parent and Company shall share equally all fees and expenses, other than attorneys' and accountants fees and expenses, incurred in relation to the printing and filing of the Joint Proxy Statement/Prospectus (including any preliminary materials related thereto) and the S-4 (including financial statements and exhibits) and any amendments or supplements thereto.

        (b)  TERMINATION FEE.

           (i) In the event that (A) Parent shall terminate this Agreement pursuant to Section 7.1(g), or (B) this Agreement shall be terminated (x) pursuant to Section 7.1(b) or (y) pursuant to Section 7.1(d)(i) and, in the case of clause (B)(x) or clause (B)(y), (1) prior to such termination, a bona fide Acquisition Proposal shall have been announced or shall otherwise have become publicly known and (2) within 12 months after such termination, Company shall enter into a definitive agreement providing for any Company Acquisition or any Company Acquisition shall be consummated, then, in the case of clause (A) or (B), respectively, Company shall pay to Parent cash and issue to Parent shares of Company Common Stock, in such combination as Company may elect (provided that the cash component must be at least $20 million) with an aggregate value (such shares of Company Common Stock to be valued at $24.125 per share for all purposes of this Section 7.3(b)(i)) of $50 million (the "TERMINATION FEE"). In the event this Agreement shall be terminated as set forth in clause (A), the Termination Fee shall be payable in two installments of equal value, the first of which shall be paid contemporaneously with the termination of this Agreement pursuant to
       Section 7.1(g), and the second of which shall be due and payable on the 30th day after such termination. In the event this Agreement shall be terminated as set forth in clause (B), the Termination Fee shall be payable in two installments of equal value, the first of which shall be paid contemporaneously with the execution of a definitive agreement providing for the Company Acquisition, and the second of which shall be due and payable on the earlier to occur of (i) the consummation of such Company Acquisition and (ii) the 90th days after the date of execution of the definitive agreement relating to such Company Acquisition. If Company satisfies its obligation to pay the Termination Fee in part by delivering to Parent shares of Company Common Stock (the "TERMINATION FEE SHARES"), then Parent shall be entitled to registration rights with respect to such shares as described in the Option Agreement (treating the Termination Fee Shares for all purposes of Section 7 of the Option Agreement as if they were Option Shares (as defined in the Option Agreement)).

           (ii) The Company acknowledges that the agreements contained in this
       Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b) and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this
       Section 7.3(b), the Company shall pay to Parent its actual out-of-pocket costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of fraud in connection with or willful breach of this Agreement.

          (iii) In the event that Parent shall terminate this Agreement pursuant to Section 7.1(f), then Company shall promptly reimburse Parent for Parent's costs and expenses in connection with this Agreement and the transactions contemplated hereby.

           (iv) For the purposes of this Agreement, "COMPANY ACQUISITION" shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (i) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than 60% of the aggregate equity interests in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by the Company of assets representing in excess of 40% of the aggregate fair market value of the Company's business immediately prior to such sale or (iii) the acquisition by any person or "group" (as defined under Section 13(d) of the Exchange Act) (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 40% of the voting power of the then outstanding shares of capital stock of the Company.

           (v) For purposes only of this Section 7.3(b), each reference to "15%" in the definition of Acquisition Transaction set forth in Section
       5.4(a) shall be deemed to be "40%," and the reference to "85%" in such definition shall be deemed to be "60%."

           (vi) In the event that Company shall terminate this Agreement pursuant to Section 7.1(e), then Parent shall promptly reimburse Company for Company's costs and expenses in connection with this Agreement and the transactions contemplated hereby.

    7.4 AMENDMENT. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and Company.

    7.5 EXTENSION; WAIVER. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

    8.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

    8.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

        (a) if to Parent or Merger Sub, to:

           Peregrine Systems, Inc.
           12670 High Bluff Drive
           San Diego, California 92130
           Attention:  Richard Nelson
                     Eric Deller
           Telecopy No.:  (858) 794-5057
           with copies to:

           Wilson Sonsini Goodrich & Rosati
           Professional Corporation
           650 Page Mill Road
           Palo Alto, California 94304-1050
           Attention:  Douglas H. Collom
           Telecopy No.:  (650) 493-6811

           and

           Wilson Sonsini Goodrich & Rosati
           Professional Corporation
           Spear Street Tower
           One Market
           San Francisco, California 94105
           Attention:  Steve L. Camahort
           Telecopy No.:  (415) 947-2099

        (b) if to Company, to:

           Harbinger Corporation
           1277 Lenox Park Boulevard
           Atlanta, Georgia 30319
           Attention:  James Travers
                     Loren B. Wimpfheimer
           Telecopy No.:  (404) 848-2864
           and  (404) 467-3476

           with a copy to:

           Brobeck, Phleger & Harrison LLP
           Two Embarcadero Place
           2200 Geng Road
           Palo Alto, California 94303
           Attention:  Rod J. Howard
           Telecopy No.:  (650) 496-2885 and (650) 496-2777

           and

           Morris Manning & Martin LLP
           1600 Atlanta Financial Center
           3343 Peachtree Road, NE
           Atlanta, Georgia 30326
           Attention:  John C. Yates
           Telecopy No.:  (404) 365-9532

    8.3  INTERPRETATION; DEFINITIONS.

        (a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement. Unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this

    Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity.

        (b) For purposes of this Agreement:

           (i) the term "KNOWLEDGE" means with respect to a party hereto, with respect to any matter in question, knowledge of the executive officers of such party after reasonable inquiry;

           (ii) the term "MATERIAL ADVERSE EFFECT" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other such changes, events, violations, inaccuracies, circumstances or effects, that is materially adverse to the business, assets, liabilities, financial condition or results of operations of such entity and its subsidiaries taken as a whole; PROVIDED, HOWEVER, in no event shall either of the following, alone or in combination, be deemed to constitute, nor shall either of the following be taken into account in determining whether there has been or will be a Material Adverse Effect on any entity: (A) any change in such entity's stock price or trading volume or the failure to meet or exceed Wall Street research analysts' or such entity's internal earnings or other estimates or projections in and of itself constitute a Material Adverse Effect or (B) any change, event, violation, inaccuracy, circumstance or effect that such entity successfully bears the burden of proving results from (x) changes affecting the industry in which such entity operates generally (which changes do not disproportionately affect such entity), (y) changes affecting the United States economy generally or (z) the public announcement or pendency of the transactions contemplated hereby;

          (iii) the term "PERSON" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity; and

           (iv) the term "SUBSIDIARY" shall mean any corporation, association, joint venture, partnership, or similar business arrangement or entity in which Company or Parent, as the case may require, owns 50% or more of the outstanding voting interests.

    8.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

    8.5 ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and the Parent Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Section 5.10.

    8.6 SEVERABILITY. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

    8.7 OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    8.8 GOVERNING LAW. Except to the extent mandatorily governed by Georgia Law, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

    8.9 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

    8.10 ASSIGNMENT. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

                                      ****

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Reorganization to be executed by their duly authorized respective officers as of the date first written above.

                                                       PEREGRINE SYSTEMS, INC.
                                                       a Delaware corporation

                                                       By:            /s/ STEPHEN P. GARDNER
                                                              --------------------------------------
                                                       Name:            Stephen P. Gardner
                                                              --------------------------------------
                                                       Title:                President
                                                              --------------------------------------

                                                       SODA ACQUISITION CORPORATION
                                                       a Georgia corporation

                                                       By:              /s/ ERIC P. DELLER
                                                              --------------------------------------
                                                       Name:              Eric P. Deller
                                                              --------------------------------------
                                                       Title:                Secretary
                                                              --------------------------------------

                                                       HARBINGER CORPORATION
                                                       a Georgia corporation

                                                       By:             /s/ JAMES M. TRAVERS
                                                              --------------------------------------
                                                       Name:             James M. Travers
                                                              --------------------------------------
                                                       Title:
                                                              --------------------------------------

                                    ANNEX B

                             STOCK OPTION AGREEMENT

    THIS STOCK OPTION AGREEMENT (this "AGREEMENT") is made and entered into as of April 5, 2000, between Peregrine Systems, Inc., a Delaware corporation ("PARENT"), and Harbinger Corporation, a Georgia corporation (the "COMPANY"). Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Reorganization Agreement (as defined below).

                                    RECITALS

    A. The Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Reorganization (the "REORGANIZATION AGREEMENT") which provides for the merger (the "MERGER") of a wholly-owned subsidiary of Parent ("MERGER SUB") with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company will be converted into the right to receive Common Stock of Parent.

    B. As a condition to Parent's willingness to enter into the Reorganization Agreement, Parent has requested that Company agree, and Company has so agreed, to grant to Parent an option to acquire shares of Company's Common Stock, $0.01 par value per share (the "COMPANY SHARES"), upon the terms and subject to the conditions set forth herein.

    NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Reorganization Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

    1. GRANT OF OPTION. The Company hereby grants to Parent an irrevocable option (the "OPTION") to acquire up to 8,007,468 Company Shares (as adjusted as set forth herein) (the "OPTION SHARES"), in the manner set forth below by paying cash at a price of $43.50 per share (the "EXERCISE PRICE").

    2.  EXERCISE OF OPTION.

        (a) The Option may be exercised by Parent, in whole or in part, at any time or from time to time after (i) termination of the Reorganization Agreement pursuant to Section 7.1(g) thereof or (ii) the time immediately prior to the occurrence of an event within the scope of
    Section 7.3(b)(i)(B)(2) of the Reorganization Agreement that causes the Termination Fee to become payable pursuant to Section 7.3(b)(i)(B) of the Reorganization Agreement (any of the events being referred to herein as an "EXERCISE EVENT"). In the event Parent wishes to exercise the Option, Parent will deliver to the Company a written notice (each an "EXERCISE NOTICE") specifying the total number of Option Shares it wishes to acquire. Each closing of a purchase of Option Shares (a "CLOSING") will occur on a date and at a time prior to the termination of the Option designated by Parent in an Exercise Notice delivered at least two business days prior to the date of such Closing, which Closing will be held at the principal offices of the Company.

        (b) The Option will terminate upon the earliest of (i) the Effective Time, (ii) twelve (12) months following the date on which the Reorganization Agreement is terminated pursuant to Section 7.1(b) or 7.1(d)(i) thereof, if no event causing the Termination Fee to become payable pursuant to
    Section 7.3(b)(i)(B) of the Reorganization Agreement has occurred during such 12-month period, (iii) twelve (12) months following payment of the Termination Fee in connection with termination of the Reorganization Agreement pursuant to Section 7.1(g) thereof, (iv) in the event the Reorganization Agreement has been terminated pursuant to Section 7.1(b) or 7.1(d)(i) thereof and the Termination Fee became payable pursuant to
    Section 7.3(b)(i)(B) thereof, 12 months after payment of the Termination Fee; and (v) the date on which the Reorganization

    Agreement is otherwise terminated; PROVIDED, HOWEVER, that if the Option cannot be exercised by reason of any applicable government order or because the waiting period related to the issuance of the Option Shares under the HSR Act will not have expired or been terminated, then the Option will not terminate until the tenth business day after such impediment to exercise will have been removed or will have become final and not subject to appeal.

    3. CONDITIONS TO CLOSING. The obligation of Company to issue Option Shares to Parent hereunder is subject to the conditions that (A) any waiting period under the HSR Act applicable to the issuance of the Option Shares hereunder will have expired or been terminated; (B) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Option Shares hereunder will have been obtained or made, as the case may be; and (C) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance will be in effect. It is understood and agreed that at any time during which the Option is exercisable, the parties will use their respective best efforts to satisfy all conditions to Closing, so that a Closing may take place as promptly as practicable.

    4. CLOSING. At any Closing, (A) the Company will deliver to Parent a single certificate in definitive form representing the number of Company Shares designated by Parent in its Exercise Notice, such certificate to be registered in the name of Parent and to bear the legend set forth in Section 9 hereof, against delivery of (B) payment by Parent to the Company of the aggregate purchase price for the Company Shares so designated and being purchased by delivery of a certified check or bank check.

    5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Company represents and warrants to Parent that (A) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; (B) the execution and delivery of this Agreement by the Company and consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or any of the transactions contemplated hereby; (C) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company and, assuming this Agreement constitutes a legal, valid and binding obligation of Parent, is enforceable against the Company in accordance with its terms;
(D) except for any filings required under the HSR Act, the Company has taken all necessary corporate and other actions to authorize and reserve for issuance and to permit it to issue upon exercise of the Option, and at all times from the date hereof until the termination of the Option will have reserved for issuance, a sufficient number of unissued Company Shares for Parent to exercise the Option in full and will take all necessary corporate or other action to authorize and reserve for issuance all additional Company Shares or other securities which may be issuable pursuant to Section 9(a) upon exercise of the Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable; (E) upon delivery of the Company Shares and any other securities to Parent upon exercise of the Option, Parent will acquire such Company Shares or other securities free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding those imposed by Parent; (F) the execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws or equivalent organizational documents of the Company or any of its subsidiaries, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected; and (G) the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity except pursuant to the HSR Act.

    6.  CERTAIN RIGHTS.

        (a) PARENT PUT. At the request of and upon notice by Parent (the "PUT NOTICE"), at any time during the period during which the Option is exercisable pursuant to Section 2 (the "PURCHASE PERIOD"), the Company (or any successor entity thereof) will purchase from Parent the Option, to the extent not previously exercised, at the price set forth in subparagraph
    (i) below (as limited by subparagraph (iii) below), and the Option Shares, if any, acquired by Parent pursuant thereto, at the price set forth in subparagraph (ii) below (as limited by subparagraph (iii) below):

           (i) The difference between the "MARKET/TENDER OFFER PRICE" for the Company Shares as of the date Parent gives notice of its intent to exercise its rights under this Section 6(a) (defined as the higher of (A) the highest price per share offered as of such date pursuant to any Acquisition Proposal which was made prior to such date and (B) the highest closing sale price of Company Shares then on the NASDAQ National Market during the 20 trading days ending on the trading day immediately preceding such date) and the Exercise Price, multiplied by the number of Company Shares purchasable pursuant to the Option that remain, but only if the Market/Tender Offer Price is greater than the Exercise Price. For purposes of determining the highest price offered pursuant to any Acquisition Proposal which involves consideration other than cash, the value of such consideration will be equal to the higher of (x) if securities of the same class of the proponent as such consideration are traded on any national securities exchange or by any registered securities association, a value based on the closing sale price or asked price for such securities on their principal trading market on such date and (y) the value ascribed to such consideration by the proponent of such Acquisition Proposal, or if no such value is ascribed, a value determined in good faith by the Board of Directors of the Company.

           (ii) The Exercise Price paid by Parent for Company Shares acquired pursuant to the Option PLUS the difference between the Market/Tender Offer Price and such Exercise Price (but only if the Market/Tender Offer Price is greater than the Exercise Price) multiplied by the number of Company Shares so purchased.

           (iii) Notwithstanding subparagraphs (i) and (ii) above, pursuant to this Section 6 Company will not be required to pay Parent in excess of an aggregate of (x) $50,000,000 minus (z) any cash amounts paid (or due to be paid in the future) to Parent by the Company pursuant to
       Section 7.3(b) of the Reorganization Agreement.

        (b) PAYMENT AND REDELIVERY OF OPTION OR SHARES. In the event Parent exercises its rights under Section 6(a), the Company will, within five business days after Parent delivers notice pursuant to Section 6(a), pay the required amount to Parent in immediately available funds and Parent will surrender to the Company the Option and the certificates evidencing the Company Shares purchased by Parent pursuant thereto.

    7.  REGISTRATION RIGHTS.

        (a) Following the termination of the Reorganization Agreement, Parent (sometimes referred to herein as the "HOLDER") may by written notice (a "REGISTRATION NOTICE") to the Company (the "REGISTRANT") request the Registrant to register under the Securities Act all or any part of the shares acquired by the Holder pursuant to this Agreement (such shares requested to be registered, the "REGISTRABLE SECURITIES") in order to permit the sale or other disposition of any or all shares of the Registrable Securities that have been acquired by or are issuable to Holder upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Holder, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision. Holder agrees to cause, and to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee will own beneficially more than 5.0% of the then-outstanding voting power of Registrant.

        (b) The Registrant will use all reasonable efforts to effect, as promptly as practicable, the registration under the Securities Act of the Registrable Securities requested to be registered in the Registration Notice and to keep such registration statement effective for such period not in excess of 120 calendar days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition; PROVIDED, HOWEVER, that the Holder will not be entitled to more than an aggregate of two effective registration statements hereunder. The obligations of Registrant hereunder to file a registration statement and to maintain its effectiveness may be suspended for up to 120 calendar days in the aggregate if the Board of Directors of Registrant shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require premature disclosure of material nonpublic information that would materially and adversely affect Registrant or otherwise interfere with or adversely affect any pending or proposed offering of securities of Registrant or any other material transaction involving Registrant. If consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 120 days after the filing with the SEC of the initial registration statement therefor, the provisions of this Section 7 will again be applicable to any proposed registration. The Registrant will use commercially reasonable efforts to cause any Registrable Securities registered pursuant to this Section 7 to be qualified for sale under the securities or blue sky laws of such jurisdictions as the Holder may reasonably request and will continue such registration or qualification in effect in such jurisdictions; PROVIDED, HOWEVER, that the Registrant will not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision. If Registrant effects a registration under the Securities Act of Company Common Stock for its own account or for any other stockholders of Registrant (other than on Form S-4 or Form S-8, or any successor form), it will allow Holder the right to participate in such registration by selling its Registrable Securities, and such participation will not affect the obligation of Registrant to effect demand registration statements for Holder under this Section 7; PROVIDED that, if the managing underwriters of such offering advise Registrant in writing that in their opinion the number of shares of Company Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Registrant will include the shares requested to be included therein by Holder pro rata with the shares intended to be included therein by Registrant and such other stockholders.

        (c) The registration rights set forth in this Section 7 are subject to the condition that the Holder will provide the Registrant with such information with respect to the Holder's Registrable Securities, the plan for distribution thereof, and such other information with respect to the Holder as, in the reasonable judgment of counsel for the Registrant, is necessary to enable the Registrant to include in a registration statement all facts required to be disclosed with respect to a registration thereunder.

        (d) A registration effected under this Section 7 will be effected at the Registrant's expense, except for underwriting discounts and commissions and the fees and expenses of counsel to the Holder, and the Registrant will provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings and as such underwriters may reasonably require. In connection with any registration, the Holder and the Registrant agree to enter into an underwriting agreement reasonably acceptable to each such party, in form and substance customary for transactions of this type with the underwriters participating in such offering.

        (e)  INDEMNIFICATION.

           (i) The Registrant will indemnify the Holder, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter of the Registrant's securities, with respect to any registration, qualification or compliance which has been effected pursuant to this Agreement, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Registrant of any rule or regulation promulgated under the Securities Act applicable to the Registrant in connection with any such registration, qualification or compliance, and the Registrant will reimburse the Holder, each of its directors and officers and each person who controls the Holder within the meaning of Section 15 of the Securities Act, and each underwriter for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action; PROVIDED, that the Registrant will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Registrant by such Holder or director or officer or controlling person or underwriter seeking indemnification.

           (ii) The Holder will indemnify the Registrant, each of its directors and officers and each underwriter of the Registrant's securities covered by such registration statement and each person who controls the Registrant within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Holder of any rule or regulation promulgated under the Securities Act applicable to the Holder in connection with any such registration, qualification or compliance, and will reimburse the Registrant, such directors, officers or control persons or underwriters for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Registrant by the Holder for use therein; PROVIDED, that in no event will any indemnity under this Section 7(e) exceed the net proceeds of the offering received by the Holder.

           (iii) Each party entitled to indemnification under this Section 7(e) (the "INDEMNIFIED PARTY") will give notice to the party required to provide indemnification (the "INDEMNIFYING PARTY") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and will permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, PROVIDED, that counsel for the Indemnifying Party, who will conduct the defense of such claim or litigation, will be approved by the Indemnified Party (whose approval will not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; PROVIDED, HOWEVER, that the Indemnifying Party will pay such expense if representation of the Indemnified Party by counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding, and PROVIDED FURTHER, HOWEVER, that the failure of any Indemnified Party to give notice as provided herein will not relieve the Indemnifying Party of its obligations under this Section 7(e) unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation will, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. No Indemnifying Party will be required to indemnify any Indemnified Party with respect to any settlement entered into without such Indemnifying Party's prior consent (which will not be unreasonably withheld).

        8.  PROFIT LIMITATION.

        (a) Notwithstanding any other provision in this Agreement or the Reorganization Agreement, in no event shall Parent's Total Profit (as defined below) exceed $60,000,000 (the "MAXIMUM PROFIT") and, if Parent's Total Profit otherwise would exceed the Maximum Profit, Parent, at its sole discretion, shall either (i) reduce the number of Option Shares subject to the Option, (ii) deliver to the Company for cancellation Option Shares (or other securities into which such Option Shares are converted or exchanged) previously purchased by, or Company Shares issued by the Company pursuant to
    Section 7.3 of the Reorganization Agreement ("TERMINATION FEE SHARES") (or other securities into which such Termination Fee Shares are converted or exchanged) to, Parent, (iii) pay cash to the Company, (iv) reduce the number of Termination Fee Shares to be paid by the Company or (v) any combination of the foregoing, so that Parent's actually realized Total Profit shall not exceed the Maximum Profit after taking into account the foregoing actions; PROVIDED, HOWEVER, that to the extent the payment by the Company of cash to Parent in satisfaction of the Termination Fee pursuant to Section 7.3 of the Reorganization Agreement would cause Parent's Total Profit to exceed the Maximum Profit (after Parent has had an opportunity to reduce Parent's Total Profit pursuant to clause (iv) of this sentence), then the Company need not pay such cash portion of the Termination Fee.

        (b) For purposes of this Agreement, "TOTAL PROFIT" shall mean: (i) the aggregate amount (before taxes) of (A) any excess of (x) the net cash amounts or fair market value of any property received by Parent pursuant to a sale of Option Shares or Termination Fee Shares (or securities into which such shares are converted or exchanged) over (y) the Parent's aggregate purchase price for such Option Shares (or other securities), plus (B) any amounts received by Parent pursuant on the repurchase of the Option by the Company pursuant to Section 6, plus (C) any termination fee paid in cash by the Company and received by Parent pursuant to the Reorganization Agreement, minus (ii) the amounts of any cash previously paid by Parent to the Company pursuant to this

    Section 8 plus the value of the Option Shares or Termination Fee Shares (or other securities) previously delivered by Parent to the Company for cancellation pursuant to this Section 8.

        (c) For purposes of Section 8(a) and clause (ii) of Section 8(b), the value of any Option Shares delivered by Parent to the Company shall be the Market/Tender Offer Price of such Option Shares, and the value of any Termination Fee Shares delivered by Parent to the Company shall be the Market/Tender Offer Price of such Termination Fee Shares (deeming the date of notice of intent described in Section 6(a)(i) to be the date on which such Termination Fee Shares have been issued to Parent).

    9. ADJUSTMENT UPON CHANGES IN CAPITALIZATION OR ISSUANCE OF TERMINATION FEE SHARES.

        (a) In the event of any change in the Company Shares by reason of stock dividends, stock splits, reverse stock splits, mergers (other than the Merger), recapitalizations, combinations, exchanges of shares and the like, the type and number of shares or securities subject to the Option, the Exercise Price will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction so that Parent will receive, upon exercise of the Option, the number and class of shares or other securities or property that Parent would have received in respect of the Company Shares if the Option had been exercised immediately prior to such event or the record date therefor, as applicable.

        (b) Without limiting the parties' relative rights and obligations under the Reorganization Agreement, if the number of outstanding Company Shares increases or decreases after the date of this Agreement (other than pursuant to an event described in Section 9(a)) or if the Company satisfies a portion of its obligation to pay Parent the Termination Fee pursuant to Section 7.3 by issuing to Parent shares of Company Common Stock (the "TERMINATION FEE SHARES"), then the number of Company Shares subject to the Option (including those Option Shares which may have already been exercised) will be adjusted so that the sum of the number of Company Shares subject to the Option and the number of Termination Fee Shares equals 19.99% of the number of Company Shares then issued and outstanding, without giving effect to any Option Shares or Termination Fee Shares; provided, however, that if any such reduction in the number of Company Shares subject to the Option shall decrease Parent's Total Profit and if such decreased Total Profit would be below the Maximum Profit, then the Exercise Price of the Company Shares then subject to the Option shall be reduced to the extent necessary to cause Parent's Total Profit to equal the lesser of (i) the Maximum Profit or
    (ii) Parent's Total Profit in the absence of such reduction in the number of Company Shares subject to the Option.

    10. RESTRICTIVE LEGENDS. Each certificate representing Option Shares issued to Parent hereunder will include a legend in substantially the following form:

    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF APRIL 5, 2000, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

    It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been registered pursuant to the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Holder has delivered to Registrant a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Registrant and its counsel, to the effect that such legend is not required for purposes of the Securities Act and (ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

    11. LISTING AND HSR FILING. The Company, upon the request of Parent, will promptly file an application to list the Company Shares to be acquired upon exercise of the Option for quotation on the Nasdaq National Market and will use commercially reasonable efforts to obtain approval of such listing as soon as practicable. Promptly after the date hereof, each of the parties hereto will promptly file with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice all required premerger notification and report forms and other documents and exhibits required to be filed under the HSR Act to permit the acquisition of the Company Shares subject to the Option at the earliest possible date.

    12. BINDING EFFECT. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors and permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Any shares sold by a party in compliance with the provisions of Section 7 will, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement and any transferee of such shares will not be entitled to the rights of such party. Certificates representing shares sold in a registered public offering pursuant to Section 7 will not be required to bear the legend set forth in Section 10.

    13. SPECIFIC PERFORMANCE. The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party hereto agrees that in addition to other remedies the other party hereto will be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement or the right to enforce any of the covenants or agreements set forth herein by specific performance. In the event that any action will be brought in equity to enforce the provisions of the Agreement, neither party hereto will allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law.

    14. ENTIRE AGREEMENT. This Agreement and the Reorganization Agreement (including the appendices thereto) constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

    15. FURTHER ASSURANCES. Each party hereto will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

    16. VALIDITY. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto will negotiate in good faith and will execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.

    17. NOTICES. All notices and other communications hereunder will be in writing and will be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as will be specified by like notice):

    (a) if to Parent, to:

       Peregrine Systems, Inc.
       12670 High Bluff Drive
       San Diego, California 92130
       Attention: General Counsel
       Telecopy No.: (858) 794-5057

       with copies to:

       Wilson Sonsini Goodrich & Rosati
       Professional Corporation
       650 Page Mill Road
       Palo Alto, California 94304-1050
       Attention: Douglas H. Collom
       Telecopy No.: (650) 493-6811

               and

       Wilson Sonsini Goodrich & Rosati
       Professional Corporation
       Spear Street Tower
       One Market
       San Francisco, California 94105
       Attention: Steve L. Camahort
       Telecopy No.: (415) 947-2099

    (b) if to the Company, to:

       Harbinger Corporation
       1277 Lenox Park Boulevard
       Atlanta, Georgia 30319
       Attention: James Travers
                Loren B. Wimpfheimer

       Telecopy No.: (404) 848-2864
       And (404) 467-3476

       with a copy to:

       Brobeck, Phleger & Harrison LLP
       Two Embarcadero Place
       2200 Geng Road
       Palo Alto, California 94303
       Attention: Rod J. Howard
       Telecopy No.: (650) 496-2885 and (650) 496-2777

    18. GOVERNING LAW. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of law principles thereof.

    19. EXPENSES. Except as otherwise expressly provided herein or in the Reorganization Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement will be paid by the party incurring such expenses.

    20. AMENDMENTS; WAIVER. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

    21. ASSIGNMENT. Neither of the parties hereto may sell, transfer, assign or otherwise dispose of any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that the rights and obligations hereunder will inure to the benefit of and be binding upon any successor of a party hereto.

    22. COUNTERPARTS. This Agreement may be executed in counterparts, each of which will be deemed to be an original, but both of which, taken together, will constitute one and the same instrument.

    23. EFFECT OF HEADINGS. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                        PEREGRINE SYSTEMS, INC.

                                        Signature:
            --------------------------------------------------------------------
                                        Print Name:
            --------------------------------------------------------------------
                                        Print Title:
            --------------------------------------------------------------------
                                        HARBINGER CORPORATION

                                        Signature:
            --------------------------------------------------------------------
                                        Print Name:
            --------------------------------------------------------------------
                                        Print Title:
            --------------------------------------------------------------------

                                    ANNEX C

                        FORM OF COMPANY VOTING AGREEMENT

    THIS VOTING AGREEMENT (this "AGREEMENT") is made and entered into as of April 5, 2000, among Peregrine Systems, Inc., a Delaware corporation ("PARENT"), and the undersigned shareholder and/or option holder (the "SHAREHOLDER") of Harbinger Corporation, a Georgia corporation (the "COMPANY").

                                    RECITALS

    The Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Reorganization (the "REORGANIZATION AGREEMENT"), which provides for the merger (the "MERGER") of a wholly-owned subsidiary of Parent ("MERGER SUB") with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company shall be converted into the right to receive common stock of Parent, as set forth in the Reorganization Agreement; and

    Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of such number of shares of the outstanding capital stock of the Company and shares subject to outstanding options and warrants as is indicated on the signature page of this Agreement.

    NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

    1. CERTAIN DEFINITIONS. Capitalized terms not defined herein shall have the meanings ascribed to them in the Reorganization Agreement. For purposes of this Agreement:

        (a) "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been terminated pursuant to Article VII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

        (b) "PERSON" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

        (c) "SHARES" shall mean: (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) beneficially owned by Shareholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Shareholder beneficial acquires ownership during the period from the date of this Agreement through the Expiration Date.

        (d) TRANSFER. A Person shall be deemed to have effected a "TRANSFER" of a security if such person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

    2.  TRANSFER OF SHARES.

        (a) TRANSFEREE OF SHARES TO BE BOUND BY THIS AGREEMENT. Shareholder agrees that, during the period from the date of this Agreement through the Expiration Date, except as may be required by court order or operation of law, Shareholder shall not cause or permit any Transfer of any of the Shares to be effected unless each Person to which such Shares or any interest in any of such Shares is or may be transferred shall have (i) executed a counterpart of this Voting Agreement and a proxy in the form attached hereto as EXHIBIT A and (ii) agreed to hold such Shares or interest in such Shares subject to all of the terms and provisions of this Agreement.

        (b) TRANSFER OF VOTING RIGHTS. Shareholder agrees that, during the period from the date of this Agreement through the Expiration Date, Shareholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Shareholder under this Agreement with respect to any of the Shares.

    3. AGREEMENT TO VOTE SHARES. At every meeting of the shareholders of the Company called, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of the Company, Shareholder (in his or her capacity as such) shall cause the Shares to be voted (to the extent such Shares have voting rights and are entitled to vote thereon) (i) in favor of adoption and approval of the Reorganization Agreement and approval of the Merger, (ii) in favor of any matter that could reasonably be expected to facilitate the Merger, (iii) against any Acquisition Proposal and (iv) against any matter that could reasonably be expected to facilitate any Acquisition Proposal. Notwithstanding the foregoing, and notwithstanding any other provision of this Agreement, nothing in this Agreement shall limit or restrict Shareholder from acting in Shareholder's capacity as a director or officer of Company (it being understood that this Agreement shall apply to Shareholder solely in Shareholder's capacity as a shareholder of Company) or voting in Shareholder's sole discretion on any matter other than those matters referred to in the foregoing clauses (i), (ii), (iii) and (iv) of this Section 3.

    4. IRREVOCABLE PROXY. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Parent a proxy in the form attached hereto as EXHIBIT A (the "PROXY"), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

    5. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER. Shareholder (i) is the beneficial owner of the shares of Company Common Stock and the options and warrants to purchase shares of Common Stock of the Company indicated on the final page of this Agreement, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances that, in each case, would deprive Parent of the benefits of this Agreement; (ii) does not beneficially own any securities of the Company other than the shares of Company Common Stock and options and warrants to purchase shares of Common Stock of the Company indicated on the final page of this Agreement; and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

    6. LEGENDING OF SHARES. If so requested by Parent, Shareholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of Section 2 hereof, Shareholder agrees that Shareholder shall not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

    7. TERMINATION. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

    8.  MISCELLANEOUS.

        (a) SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        (b) BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

        (c) AMENDMENTS AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

        (d) SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity.

        (e) NOTICES. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

                     If to Parent:       Peregrine Systems, Inc.
                                         12670 High Bluff Drive
                                         San Diego, California 92130
                                         Attention: Richard T. Nelson, Vice President
                                         Corporate Development
                                         Eric Deller, Vice President, General
                                         Counsel
                                         Telecopy No.: (858) 794-5057

                     With copies to:     Wilson Sonsini Goodrich & Rosati
                                         Professional Corporation
                                         650 Page Mill Road
                                         Palo Alto, California 94304
                                         Attention: Douglas H. Collom
                                         Facsimile No.: (650) 845-5000

                                         and

                                         Wilson Sonsini Goodrich & Rosati
                                         Professional Corporation
                                         Spear Street Tower
                                         One Market
                                         San Francisco, California 94105
                                         Attention: Steve L. Camahort
                                         Facsimile No.: (415) 947-2099

                     If to Shareholder:  To the address for notice set forth on the signature page hereof.

                     With a copy to:     Brobeck, Phleger & Harrison LLP
                                         Two Embarcadero Place
                                         2200 Geng Road
                                         Palo Alto, California 94303
                                         Attention: Rod J. Howard
                                         Telecopy No.: (650) 496-2885 and (650) 496-2771

                                         and

                                         Morris Manning & Martin, LLP
                                         1600 Atlanta Financial Center
                                         3343 Peachtree Road, N.E.
                                         Atlanta, Georgia 30326
                                         Attention: John C. Yates
                                         Facsimile No.: (404) 365-9532

        (f) GOVERNING LAW. Except to the extent mandatorily governed by the laws of the State of Georgia, this Agreement shall be governed by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

        (g) ENTIRE AGREEMENT. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

        (h) EFFECT OF HEADINGS. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

        (i) COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

        (j) PERMITTED ACTIVITIES. Nothing in this Agreement shall be construed to require Shareholder to exercise any option, warrant or other right to acquire Company Common Stock, and nothing in this Agreement shall be construed to prohibit Shareholder from (i) engaging in customary sales of Shares consistent with Shareholder's past sales (but in no event aggregating more than 15% of Shareholder's total Shares), or (ii) engaging in a net exercise of any option, warrant or other right to acquire Company Common Stock (if the contractual terms of such option, warrant, or other right currently permit such a net exercise).

                    [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

    IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the day and year first above written.

PEREGRINE SYSTEMS, INC.                                SHAREHOLDER

-------------------------------------------            -------------------------------------------
Signature                                              Signature

-------------------------------------------            -------------------------------------------
Print Name                                             Print Name

-------------------------------------------            -------------------------------------------
Print Title                                            Print Title

                                                       -------------------------------------------

                                                       -------------------------------------------
                                                       Print Address

                                                       -------------------------------------------
                                                       Print Telephone

                                                       -------------------------------------------
                                                       Print Facsimile No.

                                                       Shares beneficially owned:

                                                       ------------ shares of Company Common Stock

                                                       ------------ shares of Company Common Stock issuable
                                                                    upon exercise of outstanding options or
                                                                    warrants

                               IRREVOCABLE PROXY

    The undersigned shareholder of Harbinger Corporation, a Georgia corporation (the "COMPANY"), hereby irrevocably (to the fullest extent permitted by law) appoints the members on the Board of Directors of Peregrine Systems, Inc., a Delaware corporation ("PARENT"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "SHARES") in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned shareholder of the Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares on any matters covered hereby until after the Expiration Date (as defined below).

    This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and among Parent and the undersigned shareholder (the "VOTING AGREEMENT"), and is granted in consideration of Parent entering into that certain Agreement and Plan of Reorganization (the "REORGANIZATION AGREEMENT"), among Parent, Soda Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and the Company. The Reorganization Agreement provides for the merger of Merger Sub with and into the Company in accordance with its terms (the "MERGER"). As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been validly terminated pursuant to Article VII thereof or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

    The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of shareholders of the Company and in every written consent in lieu of such meeting (i) in favor of approval of the Reorganization Agreement and the Merger, (ii) in favor of any matter that could reasonably be expected to facilitate the Merger,
(iii) against any Acquisition Proposal (as defined in the Reorganization Agreement) and (iv) against any matter that could reasonably be expected to facilitate any Acquisition Proposal.

    The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned shareholder may vote, and grant proxies with respect to, the Shares on all other matters.

    Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

    This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: April 5, 2000

                          Signature of Shareholder:
                                                      ------------------------------------------

                          Print Name of Shareholder:
                                                      ------------------------------------------

                          Shares beneficially owned:
                                                      ------------------------------------------

                          shares of Company Common Stock

                          shares of the Company Common Stock
                                                      issuable upon exercise of outstanding
                                                      options or warrants

                                    ANNEX D

                        FORM OF PARENT VOTING AGREEMENT

    THIS VOTING AGREEMENT (this "AGREEMENT") is made and entered into as of April 5, 2000, among Harbinger Corporation, a Georgia corporation ("COMPANY"), and the undersigned stockholder and/or option holder (the "STOCKHOLDER") of Peregrine Systems, Inc., a Delaware corporation ("PARENT").

                                    RECITALS

    A. Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Reorganization (the "REORGANIZATION AGREEMENT"), which provides for the merger (the "MERGER") of a wholly-owned subsidiary of Parent ("MERGER SUB") with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company shall be converted into the right to receive common stock of Parent, as set forth in the Reorganization Agreement; and

    B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of such number of shares of the outstanding capital stock of Parent and shares subject to outstanding options and warrants as is indicated on the signature page of this Agreement.

    NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

    1. CERTAIN DEFINITIONS. Capitalized terms not defined herein shall have the meanings ascribed to them in the Reorganization Agreement. For purposes of this Agreement:

        (a) "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been terminated pursuant to Article VII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

        (b) "PERSON" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

        (c) "SHARES" shall mean: (i) all securities of the Parent (including all shares of Parent Common Stock and all options, warrants and other rights to acquire shares of Parent Common Stock) beneficially owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of Parent (including all additional shares of Parent Common Stock and all additional options, warrants and other rights to acquire shares of Parent Common Stock) of which Stockholder acquires beneficial ownership during the period from the date of this Agreement through the Expiration Date.

        (d) TRANSFER. A Person shall be deemed to have effected a "TRANSFER" of a security if such person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

    2.  TRANSFER OF SHARES.

        (a) TRANSFEREE OF SHARES TO BE BOUND BY THIS AGREEMENT. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, except as may be required by court order or operation of law, Stockholder shall not cause or permit any Transfer of any of the Shares to be effected unless each Person to which any of such Shares or any interest in any of such Shares is or may be transferred shall have (i) executed a counterpart of this Voting

    Agreement and a proxy in the form attached hereto as EXHIBIT A and (ii) agreed to hold such Shares or interest in such Shares subject to all of the terms and provisions of this Agreement.

        (b) TRANSFER OF VOTING RIGHTS. Stockholder agrees that, during the period from the date of this Agreement through the Expiration Date, Stockholder shall not deposit (or permit the deposit of) any Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of Stockholder under this Agreement with respect to any of the Shares.

    3. AGREEMENT TO VOTE SHARES. At every meeting of the stockholders of Parent called, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Parent, Stockholder (in his or her capacity as such) shall cause the Shares to be voted (to the extent such Shares have voting rights and are entitled to vote thereon) (i) in favor of the Share Issuance, (ii) in favor of any matter that could reasonably be expected to facilitate the Share Issuance, and (iii) against any matter that could reasonably be expected to prevent the Merger. Notwithstanding the foregoing, and notwithstanding any other provision of this Agreement, nothing in this Agreement shall limit or restrict Stockholder from acting in Stockholder's capacity as a director or officer of Parent (it being understood that this Agreement shall apply to Stockholder solely in Stockholder's capacity as a stockholder of Parent) or voting in Stockholder's sole discretion on any matter other than those matters referred to in the foregoing clauses (i), (ii), and (iii) of this
Section 3.

    4. IRREVOCABLE PROXY. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Company a proxy in the form attached hereto as EXHIBIT A (the "PROXY"), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

    5. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER. Stockholder (i) is the beneficial owner of the shares of Parent Common Stock and the options and warrants to purchase shares of Common Stock of Parent indicated on the final page of this Agreement, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances that, in each case, would deprive Company of the benefits of this Agreement; (ii) does not beneficially own any securities of Parent other than the shares of Parent Common Stock and options and warrants to purchase shares of Common Stock of Parent indicated on the final page of this Agreement; and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

    6. LEGENDING OF SHARES. If so requested by Company, Stockholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy. Subject to the terms of Section 2 hereof, Stockholder agrees that Stockholder shall not Transfer the Shares without first having the aforementioned legend affixed to the certificates representing the Shares.

    7. TERMINATION. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

    8.  MISCELLANEOUS.

        (a) SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        (b) BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

        (c) AMENDMENTS AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

        (d) SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Company upon any such violation, Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Company at law or in equity.

        (e) NOTICES. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

If to Company:   Harbinger Corporation
                 1277 Lenox Park Boulevard
                 Atlanta, Georgia 30319
                 Attention:  James Travers
                 Loren B. Wimpfheimer
Telecopy No.:    (404) 467-3476

With a copy to:  Brobeck, Phleger & Harrison LLP
                 Two Embarcadero Place
                 2200 Geng Road
                 Palo Alto, California 94303
                 Attention:  Rod J. Howard
                 Facsimile No.:  (650) 496-2885 and (650) 496-2777

                 and

                 Morris Manning & Martin, LLP
                 1600 Atlanta Financial Center
                 3343 Peachtree Road, NE
                 Atlanta, Georgia 30326
                 Attention:  John C. Yates
                 Facsimile No.:  (404) 365-9532

    If to Stockholder: To the address for notice set forth on the signature page hereof.

        (f) GOVERNING LAW. This Agreement shall be governed by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

        (g) ENTIRE AGREEMENT. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

        (h) EFFECT OF HEADINGS. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

        (i) COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

        (j) Nothing in this Agreement shall be construed to require Stockholder to exercise any option, warrant or other right to acquire Parent Common Stock, and nothing in this Agreement shall be construed to prohibit Stockholder from (i) engaging in customary sales of Shares consistent with Stockholder's past sales (but in no event aggregating more than 15% of Stockholder's total Shares), or (ii) engaging in a net exercise of any option, warrant or other right to acquire Parent Common Stock (if the contractual terms of such option, warrant, or other right currently permit such a net exercise).

               [Remainder Of This Page Left Blank Intentionally]

    IN WITNESS WHEREOF, the parties have caused this Voting Agreement to be duly executed on the day and year first above written.

COMPANY                                        STOCKHOLDER

--------------------------------------------   --------------------------------------------
Signature                                      Signature

--------------------------------------------   --------------------------------------------
Print Name                                     Print Name

--------------------------------------------   --------------------------------------------
Print Title                                    Print Title

                                               --------------------------------------------

                                               --------------------------------------------
                                               Print Address

                                               --------------------------------------------
                                               Print Telephone

                                               --------------------------------------------
                                               Print Facsimile No.

                                               Shares beneficially owned:

                                               ------------ shares of Parent Common Stock

                                               ------------ shares of Parent Common Stock
                                                            issuable upon exercise of
                                                            outstanding options or warrants

                  [SIGNATURE PAGE TO PARENT VOTING AGREEMENT]

                               IRREVOCABLE PROXY

    The undersigned stockholder of Peregrine Systems, Inc., a Delaware corporation (the "PARENT"), hereby irrevocably (to the fullest extent permitted by law) appoints the directors on the Board of Directors of Harbinger Corporation, a Georgia corporation ("COMPANY"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Parent that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Parent issued or issuable in respect thereof on or after the date hereof (collectively, the "SHARES") in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned stockholder of Parent as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares on any matters covered hereby until after the Expiration Date (as defined below).

    This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and among Company and the undersigned stockholder (the "VOTING AGREEMENT"), and is granted in consideration of Company entering into that certain Agreement and Plan of Reorganization (the "REORGANIZATION AGREEMENT"), among Parent, Soda Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and the Company. The Reorganization Agreement provides for the merger of Merger Sub with and into the Company in accordance with its terms (the "MERGER"). As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been validly terminated pursuant to Article VII thereof or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

    The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of Parent and in every written consent in lieu of such meeting (i) in favor of the Share Issuance (as defined in the Reorganization Agreement), (ii) in favor of any matter that reasonably be expected to facilitate the Stock Issuance or the Merger, and (iii) against any matter that could reasonably be expected to prevent the Merger.

    The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned stockholder may vote, and grant proxies with respect to, the Shares on all other matters.

    Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

    This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: April 5, 2000

Signature of Stockholder:
                            ------------------------------------------------

Print Name of Stockholder:
                            ------------------------------------------------

Shares beneficially owned:

                            shares of Parent Common Stock
              ------------

                            shares of the Parent Common Stock issuable upon
              ------------  exercise of outstanding options or warrants

                     [SIGNATURE PAGE TO IRREVOCABLE PROXY]

                                VOTING AGREEMENT

    THIS VOTING AGREEMENT (this "AGREEMENT") is made and entered into as of April 5, 2000, among Harbinger Corporation, a Georgia corporation ("COMPANY"), and the undersigned stockholder and/or option holder (the "STOCKHOLDER") of Peregrine Systems, Inc., a Delaware corporation ("PARENT").

                                    RECITALS

    A. Company, Merger Sub (as defined below) and Parent have entered into an Agreement and Plan of Reorganization (the "REORGANIZATION AGREEMENT"), which provides for the merger (the "MERGER") of a wholly-owned subsidiary of Parent ("MERGER SUB") with and into the Company. Pursuant to the Merger, all outstanding capital stock of the Company shall be converted into the right to receive common stock of Parent, as set forth in the Reorganization Agreement; and

    B. Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) of such number of shares of the outstanding capital stock of Parent and shares subject to outstanding options and warrants as is indicated on the signature page of this Agreement.

    NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

    1. CERTAIN DEFINITIONS. Capitalized terms not defined herein shall have the meanings ascribed to them in the Reorganization Agreement. For purposes of this Agreement:

        (a) "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been terminated pursuant to Article VII thereof, or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

        (b) "PERSON" shall mean any (i) individual, (ii) corporation, limited liability company, partnership or other entity, or (iii) governmental authority.

        (c) "SHARES" shall mean all securities of the Parent (including all shares of Parent Common Stock and all options, warrants and other rights to acquire shares of Parent Common Stock) beneficially owned by Stockholder as of the record date for the determination of stockholders of Parent entitled to vote on any matter subject to this Agreement.

    2. AGREEMENT TO VOTE SHARES. At every meeting of the stockholders of Parent called, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Parent, Stockholder (in his or her capacity as such) shall cause the Shares to be voted (to the extent such Shares have voting rights and are entitled to vote thereon) (i) in favor of the Share Issuance, (ii) in favor of any matter that could reasonably be expected to facilitate the Share Issuance, and (iii) against any matter that could reasonably be expected to prevent the Merger. Notwithstanding the foregoing, and notwithstanding any other provision of this Agreement, nothing in this Agreement shall limit or restrict Stockholder from acting in Stockholder's capacity as a director or officer of Parent (it being understood that this Agreement shall apply to Stockholder solely in Stockholder's capacity as a stockholder of Parent) or voting in Stockholder's sole discretion on any matter other than those matters referred to in the foregoing clauses (i), (ii), and (iii) of this
Section 2.

    3. IRREVOCABLE PROXY. Concurrently with the execution of this Agreement, Stockholder agrees to deliver to Company a proxy in the form attached hereto as EXHIBIT A (the "PROXY"), which shall be irrevocable to the fullest extent permissible by law, with respect to the Shares.

    4. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER. Stockholder (i) is the beneficial owner of the shares of Parent Common Stock and the options and warrants to purchase shares of Common Stock of Parent indicated on the final page of this Agreement, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances that, in each case, would deprive Company of the benefits of this Agreement;
(ii) does not beneficially own any securities of Parent other than the shares of Parent Common Stock and options and warrants to purchase shares of Common Stock of Parent indicated on the final page of this Agreement; and (iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

    5. TERMINATION. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

    6.  MISCELLANEOUS.

        (a) SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        (b) BINDING EFFECT AND ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

        (c) AMENDMENTS AND MODIFICATION. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

        (d) SPECIFIC PERFORMANCE; INJUNCTIVE RELIEF. The parties hereto acknowledge that Parent shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Company upon any such violation, Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Company at law or in equity.

        (e) NOTICES. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

If to Company:   Harbinger Corporation
                 1055 Lenox Park Boulevard
                 Atlanta, Georgia 30319
                 Attention:  James Travers, Chief Executive Officer
                 Loren B. Wimpfheimer, Vice President, Business
                           Development/General Counsel
                 Facsimile No.:  (404) 848-2864 and (404) 467-3476

With a copy to:  Brobeck, Phleger & Harrison LLP
                 Two Embarcadero Place
                 2200 Geng Road
                 Palo Alto, California 94303
                 Attention:  Rod J. Howard
                 Facsimile No.:  (650) 496-2885 and (650) 496-2777

                 and

                 Morris Manning & Martin, LLP
                 1600 Atlanta Financial Center
                 3343 Peachtree Road, NE
                 Atlanta, Georgia 30326
                 Attention:  John C. Yates
                 Facsimile No.:  (404) 365-9532

    If to Stockholder: To the address for notice set forth on the signature page hereof.

        (f) GOVERNING LAW. This Agreement shall be governed by the laws of the State of Delaware, without giving effect to the conflicts of law principles thereof.

        (g) ENTIRE AGREEMENT. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

        (h) EFFECT OF HEADINGS. The section headings are for convenience only and shall not affect the construction or interpretation of this Agreement.

        (i) COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

        (j) Nothing in this Agreement shall be construed to require Stockholder to exercise any option, warrant or other right to acquire Parent Common Stock.

    IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

HARBINGER CORPORATION                          STOCKHOLDER

--------------------------------------------   --------------------------------------------
Signature                                      Signature

--------------------------------------------   --------------------------------------------
Print Name                                     Print Name

--------------------------------------------   --------------------------------------------
Print Title                                    Print Title

                                               --------------------------------------------

                                               --------------------------------------------
                                               Print Address

                                               --------------------------------------------
                                               Print Telephone

                                               --------------------------------------------
                                               Print Facsimile No.

                  [SIGNATURE PAGE TO PARENT VOTING AGREEMENT]

                               IRREVOCABLE PROXY

    The undersigned stockholder of Peregrine Systems, Inc., a Delaware corporation (the "PARENT"), hereby irrevocably (to the fullest extent permitted by law) appoints the directors on the Board of Directors of Harbinger corporation, a Georgia corporation ("COMPANY"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Parent that are beneficially owned by the undersigned as of the record date for the determination of stockholders of Parent entitled to vote on any matter subject to this Agreement (collectively, the "SHARES") in accordance with the terms of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares on any matters covered hereby until after the Expiration Date (as defined below).

    This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and among Company and the undersigned stockholder (the "VOTING AGREEMENT"), and is granted in consideration of Company entering into that certain Agreement and Plan of Reorganization (the "REORGANIZATION AGREEMENT"), among Parent, Soda Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("MERGER SUB"), and the Company. The Reorganization Agreement provides for the merger of Merger Sub with and into the Company in accordance with its terms (the "MERGER"). As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) such date and time as the Reorganization Agreement shall have been validly terminated pursuant to Article VII thereof or (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement.

    The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of Parent and in every written consent in lieu of such meeting (i) in favor of the Share Issuance (as defined in the Reorganization Agreement), (ii) in favor of any matter that reasonably be expected to facilitate the Stock Issuance or the Merger, and (iii) against any matter that could reasonably be expected to prevent the Merger.

    The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned stockholder may vote, and grant proxies with respect to, the Shares on all other matters.

    Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

    This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated: April 5, 2000

Signature of Stockholder:
                            ------------------------------------------------

Print Name of Stockholder:
                            ------------------------------------------------

                     [SIGNATURE PAGE TO IRREVOCABLE PROXY]

                       [Goldman, Sachs & Co. Letterhead]

PERSONAL AND CONFIDENTIAL

April 5, 2000

Board of Directors
Harbinger Corporation
1277 Lenox Park Blvd
Atlanta, GA 30319-5396

Gentlemen:

    You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $.0001 per share (the "Shares"), of Harbinger Corporation (the "Company") of the Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Reorganization, dated as of April 5, 2000, among Peregrine Systems, Inc. ("Peregrine"), Soda Acquisition Corporation, a wholly-owned subsidiary of Peregrine ("Merger Sub"), and the Company (the "Agreement"). Pursuant to the Agreement, Merger Sub will be merged with and into the Company (the "Merger") and each Share will be converted into the right to receive 0.75 of a share (the "Exchange Ratio") of Common Stock, par value $0.001 per share, of Peregrine (the "Peregrine Common Stock").

    Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. In addition, Goldman, Sachs & Co. is a full service securities firm and in the ordinary course of its trading activities it may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of the Company and Peregrine.

    In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1999 and of Peregrine for the three fiscal years ended March 31, 1999, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Peregrine; certain other communications from the Company and Peregrine to their respective stockholders; certain internal financial analyses and forecasts for the Company prepared by its management; and certain cost savings and operating synergies projected by the management of the Company to result from the transaction contemplated by the Agreement (the "Synergies"). We also have held discussions with members of the senior management of the Company and Peregrine regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and the Peregrine Common Stock, which like many Internet related stocks have been and are likely to continue to be subject to significant short term price and trading volatility, compared certain financial and stock market information for the Company and Peregrine with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the enterprise software, B2B e-commerce and enterprise e-

Board of Directors
Harbinger Corporation
April 5, 2000
Page Two

commerce industries specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

    We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed, with your consent, that the Synergies have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the management of the Company. As you are aware, Peregrine did not make available to us its projections of expected future performance. Accordingly, our review of such matters was limited to discussions with the senior management of Peregrine of certain publicly available estimates of research analysts for Peregrine (as commented on by senior management of Peregrine, the "Analyst Projections"). We have also assumed, with your consent, that the Analyst Projections have been prepared on a basis that does not materially differ from the view of the management of Peregrine as to the future performance of Peregrine. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Peregrine or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such transaction.

    Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

[LOGO]                                                                                 [LOGO]

                                                                   April 5, 2000

Board of Directors
Peregrine Systems, Inc.
12670 High Bluff Drive
San Diego, CA 92130

Gentlemen:

    Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Peregrine Systems, Inc. ("Peregrine") in connection with the proposed merger of Peregrine and Harbinger Corporation (the "Company") pursuant to the Agreement and Plan of Merger and Reorganization (the "Merger Agreement") among the Company, Peregrine and Soda Acquisition Corporation, a wholly owned subsidiary of Peregrine ("Merger Sub"), which provides, among other things, for the merger of Merger Sub with and into the Company (the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Peregrine. As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of the Common Stock, par value $.0001 per share, of the Company ("Company Common Stock") not owned directly or indirectly by the Company or Peregrine will be converted into the right to receive 0.75 shares (the "Exchange Ratio") of Common Stock, par value $0.001 per share, of Peregrine ("Peregrine Common Stock"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

    You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, to Peregrine of the Exchange Ratio.

    In connection with Deutsche Bank's role as financial advisor to Peregrine, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning the Company and Peregrine and certain internal analyses and other information furnished to it by the Company and Peregrine. Deutsche Bank has also held discussions with members of the senior managements of the Company and Peregrine regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Company Common Stock and Peregrine Common Stock,
(ii) compared certain financial and stock market information for the Company and Peregrine with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part,
(iv) reviewed the terms of drafts of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

    Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or Peregrine, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company or Peregrine. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of

                                      F-1A

Peregrine Systems, Inc.
April 3, 2000
Page 2

the Company or Peregrine, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof. Although subsequent developments may affect this opinion, Deutsche Bank assumes no obligation to update, revise or reaffirm this opinion.

    For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Peregrine, Merger Sub and the Company contained in the Merger Agreement are true and correct, Peregrine, Merger Sub and the Company each will perform all of the covenants and agreements to be performed by it under the Merger Agreement, and all conditions to the obligations of each of Peregrine, Merger Sub and the Company to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Peregrine or the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Peregrine or the Company or materially reduce the contemplated benefits of the Transaction to Peregrine. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Transaction will be tax-free to each of Peregrine and the Company and their respective stockholders and that the Transaction will be accounted for as a purchase transaction. Finally, Deutsche Bank, with your permission, has given no consideration to the lawsuit described in Section 2.10(A) of the Company Schedule (as defined in the Merger Agreement) and has assumed that such lawsuit will not have a material adverse effect on the Company or Peregrine.

    This opinion is addressed to, and for the use and benefit of, the Board of Directors of Peregrine and is not a recommendation to the stockholders of Peregrine to approve the Transaction and the issuance of shares of Peregrine Common Stock in the Transaction. This opinion is limited to the fairness, from a financial point of view, to Peregrine of the Exchange Ratio, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Peregrine to engage in the Transaction.

    Deutsche Bank will be paid a fee for its services as financial advisor to Peregrine in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking services to Peregrine and the Company for which it has received compensation, including the acquisition of Innovative Technology, Inc. by Peregrine. In addition, one or more members of the DB Group have provided investment banking services to the Company, including in connection with the initial public offering of the Company, a follow-on equity offering of the Company, and the Company's acquisition of Premenos Technology Corporation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Peregrine and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

                                      F-2A

Peregrine Systems, Inc.
April 3, 2000
Page 3

    This opinion may not be published or otherwise used or referred to, nor shall any public reference to Deutsche Bank be made, without the prior written consent of Deutsche Bank. Deutsche Bank hereby consents, however, to the inclusion of this opinion in its entirety as an exhibit to any proxy or registration statement distributed to the shareholders of Peregrine in connection with the approval of the proposed Transaction and to any description of, or reference to, this opinion therein in form and substance acceptable to Deutsche Bank and its legal counsel.

    Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the Exchange Ratio is fair, from a financial point of view, to Peregrine.

                                          Very truly yours,

                                          DEUTSCHE BANK SECURITIES INC.

                                      F-3A

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    Article IX of the Peregrine amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permitted under Delaware law.

    Article VI of the Peregrine bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation to the fullest extent permitted under the General Corporation Law of Delaware.

    The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in Peregrine's amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

    In addition, pursuant to the terms of the merger agreement, Peregrine has agreed to fulfill and honor in all respects the obligations of Harbinger pursuant to any indemnification agreements between Harbinger and its directors and officers in effect immediately prior to the merger (the "Indemnified Parties") and any indemnification provisions under Harbinger's certificate of incorporation or bylaws as in effect immediately prior to the merger. The certificate of incorporation and bylaws of the surviving corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of Harbinger as in effect on April 5, 2000, which provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time of the merger in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the effective time of the merger, were directors, officers, employees or agents of Harbinger, unless such modification is required by law.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
  (A)  EXHIBITS

         EXHIBIT NO.                                    EXHIBIT TITLE
------------------------------   ------------------------------------------------------------
   *2.1                    (a)   Agreement and Plan of Merger and Reorganization by and among
                                 Peregrine Systems, Inc., Soda Acquisition Corporation and
                                 Harbinger Corporation, dated as of April 5, 2000.

    3.1                    (c)   Amended and Restated Certificate of Incorporation as filed with the Secretary of the State of Delaware on February 11,
                                 1997.

    3.2                    (c)   Bylaws, as amended.

    4.1                    (c)   Specimen Common Stock Certificate.

    5.1                    (a)   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                                 Corporation.

         EXHIBIT NO.                                    EXHIBIT TITLE
------------------------------   ------------------------------------------------------------
   +8.1                          Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                                 Corporation, as to Tax Matters.

   +8.2                          Opinion of Morris Manning & Martin, L.L.P., as to Tax
                                 Matters.

   *9.1                    (a)   Form of Voting Agreement between Peregrine Systems, Inc. and certain shareholders of Harbinger Corporation dated as of
                                 April 5, 2000.

   *9.2                    (a)   Form of Voting Agreement between Harbinger Corporation and certain stockholders of Peregrine Systems, Inc. dated as of
                                 April 5, 2000.

   *9.3                    (a)   Stock Option Agreement between Peregrine Systems, Inc. and
                                 Harbinger Corporation dated as of April 5, 2000.

   *9.4                    (a)   Affiliate Agreement between Peregrine Systems, Inc. and
                                 certain shareholders of Harbinger Corporation dated April 5,
                                 2000.

   10.1                    (c)   Nonqualified Stock Option Plan, as amended, and forms of
                                 Stock Option Agreement and Stock Buy-Sell Agreement.

   10.2                    (c)   Nonqualified Stock Option Plan, as amended, and forms of
                                 Stock Option Agreement and Stock Buy-Sell Agreement.

   10.3(a)                 (f)   1994 Stock Option Plan, as amended through July 1998.

   10.3(b)                 (f)   1995 Stock Option Plan for French Employees (a supplement to the 1994 Stock Option Plan).

   10.4                    (d)   Form of Stock Option Agreement under the 1994 Stock Option
                                 Plan, as amended through February 6, 1997.

   10.5                    (d)   1997 Employee Stock Purchase Plan and forms of participation agreement thereunder.

   10.6                    (d)   1997 Director Option Plan.

   10.7                    (c)   Form of Indemnification Agreement for directors and
                                 officers.

   10.8                    (h)   Credit Agreement dated as of July 30, 1999 by and between
                                 the Registrant and Bank of America, N.A., Banc of America
                                 Securities LLC and BankBoston, N.A.

   10.9                    (c)   Sublease between the Registrant and JMI Services, Inc.

   10.10                   (c)   Lease between the Registrant and the Mutual Life Insurance
                                 Company of New York dated October 26, 1994, as amended in
                                 August 1995, and Notifications of Assignment dated June 14,
                                 1996 and December 9, 1996 for the Registrant's headquarters at 12670 High Bluff Drive, San Diego, CA.

   10.11                   (c)   Lease between the Registrant and the Mutual Life Insurance
                                 Company of New York dated October 26, 1994, as amended in
                                 August 1995, and Notification of Assignment dated December
                                 9, 1996 for the Registrant's headquarters at 12680 High
                                 Bluff Drive, San Diego, CA.

   10.14                   (c)   XVT Stock Option Agreement dated January 18, 1995 between
                                 the Registrant and Christopher Cole, as amended on October
                                 3, 1996.

   10.16                   (d)   Restricted Stock Agreement dated November 1, 1995 between
                                 the Registrant and David Farley.

   10.17                   (c)   Stock Option Agreement dated as of December 7, 1990 between the Registrant and Christopher Cole, as amended on October
                                 26, 1995.

   10.18                   (c)   Form of Stock Option Agreement under 1995 Stock Option Plan for French Employees.

   10.19                   (c)   Form of Stock Option Agreement under 1997 Director Option
                                 Plan.

         EXHIBIT NO.                                    EXHIBIT TITLE
------------------------------   ------------------------------------------------------------
   10.22                   (b)   Executive Officer Incentive Program and Form of Restricted
                                 Stock Agreement.

   10.24                   (g)   Lease between the Registrant and KR-Carmel Partners LLC
                                 dated June 9, 1999 for Building No. 1 of the Registrant's
                                 future campus in San Diego, CA.

   10.25                   (g)   Lease between the Registrant and KR-Carmel Partners LLC
                                 dated June 9, 1999 for Building No. 2 of the Registrant's
                                 future campus in San Diego, CA.

   10.26                   (g)   Lease between the Registrant and KR-Carmel Partners LLC
                                 dated June 9, 1999 for Building No. 3 of the Registrant's
                                 future campus in San Diego, CA.

   10.27                   (g)   Lease between the Registrant and KR-Carmel Partners LLC
                                 dated June 9, 1999 for Building No. 5 of the Registrant's
                                 future campus in San Diego, CA.

   10.28                   (g)   Lease between the Registrant and KR-Carmel Partners LLC
                                 dated June 9, 1999 for Building No. 4 of the Registrant's
                                 future campus in San Diego, CA.

   10.29                   (h)   1999 Nonstatutory Stock Option Plan.

   21.1                    (h)   Peregrine Systems, Inc. Subsidiaries.

   23.1A                   (a)   Consent of Arthur Andersen LLP, Independent Public
                                 Accountants (relating to financial statements for Peregrine
                                 Systems).

   23.2A                   (a)   Consent of KPMG LLP, Independent Accountants (relating to
                                 financial statements for Harbinger Corporation).

   23.3                    (a)   Consent of Wilson Sonsini Goodrich & Rosati, Professional
                                 Corporation (included in Exhibit 5.1).

  +23.4                          Consent of Wilson Sonsini Goodrich & Rosati, Professional
                                 Corporation (included in Exhibit 8.1)

  +23.5                          Consent of Morris Manning & Martin, L.L.P. (included in
                                 Exhibit 8.2).

  +23.6                          Consent of Goldman, Sachs & Co.

  *23.7                    (a)   Consent of Deutsche Bank Securities Inc. (included in
                                 Exhibit 99.2).

   24.1                    (a)   Power of Attorney (see page II-6).

   27.1                    (a)   Financial Data Schedule for Peregrine Systems, Inc.

   27.2                    (a)   Financial Data Schedule for Harbinger Corporation.

  *99.1                    (a)   Opinion of Goldman, Sachs & Co.

  *99.2                    (a)   Opinion of Deutsche Banc Securities Inc.

   99.3                    (a)   Form of Proxy Card of Peregrine Systems, Inc.

   99.4                    (a)   Form of Proxy Card of Harbinger Corporation.

------------------------

* Filed as an annex to the Proxy Statement/Prospectus constituting part of this Registration Statement and incorporated herein by reference.

+   To be filed by amendment.

(a) Filed herewith.

(b) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1 (Registration Statement 333-39891), which the Securities and Exchange Commission declared effective on November 19, 1997.

(c) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1 (Registration Statement 333-21483), which the Securities and Exchange Commission declared effective on April 8, 1997.

(d) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Annual Report on Form 10-K for the year ended March 31, 1997.

(e) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

(f) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-8 (Registration Statement 333-65541) which became effective upon its filing on October 9, 1998.

(g) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Annual Report on Form 10-K for the year ended March 31, 1999.

(h) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Annual Report on Form 10-K for the year ended March 31, 2000.

  (B) FINANCIAL STATEMENTS SCHEDULES

                            PEREGRINE SYSTEMS, INC.
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
               FOR THE YEARS ENDED MARCH 31, 2000, 1999, AND 1998
                                 (IN THOUSANDS)

                                              BALANCE      ADDITIONS                              BALANCE
                                            AT BEGINNING    CHARGED     ADDITIONS                 AT END
                                             OF PERIOD     TO EXPENSE   ACQUIRED    DEDUCTIONS   OF PERIOD
                                            ------------   ----------   ---------   ----------   ---------
Year ended March 31, 2000
  Allowance for doubtful accounts.........     $1,248         $635       $   430    $    (134)    $ 2,179
  Accrued acquisition costs...............     $3,379         $ --       $19,555    $  (7,810)    $15,124

Year ended March 31, 1999
  Allowance for doubtful accounts.........     $  485         $516       $   325    $     (78)    $ 1,248
  Accrued acquisition costs...............     $1,112         $ --       $13,510    $ (11,243)    $ 3,379

Year ended March 31, 1998
  Allowance for doubtful accounts.........     $  220         $168       $    97    $      --     $   485
  Accrued acquisition costs...............     $   --         $ --       $ 3,500    $  (2,388)    $ 1,112

ITEM 22. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (b) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning the transaction, and the company being acquired therein, that was not subject of and included in the registration statement when it became effective.

    (c) The undersigned registrant hereby undertakes as follows:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material changes to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1993 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (e) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (f) The undersigned registrant hereby undertakes as follows:

        (1) Prior to any public offering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable forms; and

        (2) That every prospectus (i) that is filed pursuant to paragraph (f)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, Peregrine Systems, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of
California, on May   , 2000.

                                                       PEREGRINE SYSTEMS, INC.

                                                       By:            /s/ STEPHEN P. GARDNER
                                                            -----------------------------------------
                                                                        Stephen P. Gardner
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS STEPHEN P. GARDNER AND DAVID A. FARLEY AND EACH OF THEM, HIS ATTORNEYS-IN-FACT, EACH WITH THE POWER OF SUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO SIGN ANY REGISTRATION STATEMENT FOR THE SAME OFFERING COVERED BY THIS REGISTRATION STATEMENT THAT IS TO BE EFFECTIVE UPON FILING PURSUANT TO
RULE 426(B) PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ALL POST-EFFECTIVE AMENDMENTS THERETO, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO AND ALL DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SUCH ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM, OR HIS OR THEIR SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURES                                   TITLE                    DATE
                     ----------                                   -----                    ----
                                                       President and Chief
               /s/ STEPHEN P. GARDNER                    Executice Officer
     -------------------------------------------         (Principal Executive          May   , 2000
                 Stephen P. Gardner                      Officer) and Director

                                                       Senior Vice President,
                                                         Finance and
                 /s/ DAVID A. FARLEY                     Administration, Chief
     -------------------------------------------         Financial Officer             May   , 2000
                   David A. Farley                       (Principal Financial
                                                         Officer) and Director

                                                       Vice President, Finance,
                /s/ MATTHEW C. GLESS                     and Chief Accounting
     -------------------------------------------         Officer (Principal            May   , 2000
                  Matthew C. Gless                       Accounting Officer)

                     SIGNATURES                                   TITLE                    DATE
                     ----------                                   -----                    ----
                 /s/ JOHN J. MOORES
     -------------------------------------------       Chairman of the Board of        May   , 2000
                   John J. Moores                        Directors

               /s/ CHRISTOPHER A. COLE
     -------------------------------------------       Director                        May   , 2000
                 Christopher A. Cole

              /s/ RICHARD A. HOSLEY II
     -------------------------------------------       Director                        May   , 2000
                  Richard A. Hosley

              /s/ CHARLES E. NOELL III
     -------------------------------------------       Director                        May   , 2000
                Charles E. Noell III

               /s/ NORRIS VAN DEN BERG
     -------------------------------------------       Director                        May   , 2000
                 Norris Van Den Berg

             /s/ THOMAS G. WATROUS, SR.
     -------------------------------------------       Director                        May   , 2000
               Thomas G. Watrous, Sr.

                                 EXHIBIT INDEX

         EXHIBIT NO.                                    EXHIBIT TITLE
         -----------             ------------------------------------------------------------
   *2.1                    (a)   Agreement and Plan of Merger and Reorganization by and among
                                 Peregrine Systems, Inc., Soda Acquisition Corporation and
                                 Harbinger Corporation, dated as of April 5, 2000.

    3.1                    (c)   Amended and Restated Certificate of Incorporation as filed with the Secretary of the State of Delaware on February 11,
                                 1997.

    3.2                    (c)   Bylaws, as amended.

    4.1                    (c)   Specimen Common Stock Certificate.

    5.1                    (a)   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                                 Corporation.

   +8.1                          Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                                 Corporation, as to Tax Matters.

   +8.2                          Opinion of Morris Manning & Martin, L.L.P., as to Tax
                                 Matters.

   *9.1                    (a)   Form of Voting Agreement between Peregrine Systems, Inc. and certain shareholders of Harbinger Corporation dated as of
                                 April 5, 2000.

   *9.2                    (a)   Form of Voting Agreement between Harbinger Corporation and certain stockholders of Peregrine Systems, Inc. dated as of
                                 April 5, 2000.

   *9.3                    (a)   Stock Option Agreement between Peregrine Systems, Inc. and
                                 Harbinger Corporation dated as of April 5, 2000.

   *9.4                    (a)   Affiliate Agreement between Peregrine Systems, Inc. and
                                 certain shareholders of Harbinger Corporation dated April 5,
                                 2000.

   10.1                    (c)   Nonqualified Stock Option Plan, as amended, and forms of
                                 Stock Option Agreement and Stock Buy-Sell Agreement.

   10.2                    (c)   Nonqualified Stock Option Plan, as amended, and forms of
                                 Stock Option Agreement and Stock Buy-Sell Agreement.

   10.3(a)                 (f)   1994 Stock Option Plan, as amended through July 1998.

   10.3(b)                 (f)   1995 Stock Option Plan for French Employees (a supplement to the 1994 Stock Option Plan).

   10.4                    (d)   Form of Stock Option Agreement under the 1994 Stock Option
                                 Plan, as amended through February 6, 1997.

   10.5                    (d)   1997 Employee Stock Purchase Plan and forms of participation agreement thereunder.

   10.6                    (d)   1997 Director Option Plan.

   10.7                    (c)   Form of Indemnification Agreement for directors and
                                 officers.

   10.8                    (h)   Credit Agreement dated as of July 30, 1999 by and between
                                 the Registrant and Bank of America, N.A., Banc of America
                                 Securities LLC and BankBoston, N.A.

   10.9                    (c)   Sublease between the Registrant and JMI Services, Inc.

   10.10                   (c)   Lease between the Registrant and the Mutual Life Insurance
                                 Company of New York dated October 26, 1994, as amended in
                                 August 1995, and Notifications of Assignment dated June 14,
                                 1996 and December 9, 1996 for the Registrant's headquarters at 12670 High Bluff Drive, San Diego, CA.

   10.11                   (c)   Lease between the Registrant and the Mutual Life Insurance
                                 Company of New York dated October 26, 1994, as amended in
                                 August 1995, and Notification of Assignment dated December
                                 9, 1996 for the Registrant's headquarters at 12680 High
                                 Bluff Drive, San Diego, CA.

         EXHIBIT NO.                                    EXHIBIT TITLE
         -----------             ------------------------------------------------------------
   10.14                   (c)   XVT Stock Option Agreement dated January 18, 1995 between
                                 the Registrant and Christopher Cole, as amended on October
                                 3, 1996.

   10.16                   (d)   Restricted Stock Agreement dated November 1, 1995 between
                                 the Registrant and David Farley.

   10.17                   (c)   Stock Option Agreement dated as of December 7, 1990 between the Registrant and Christopher Cole, as amended on October
                                 26, 1995.

   10.18                   (c)   Form of Stock Option Agreement under 1995 Stock Option Plan for French Employees.

   10.19                   (c)   Form of Stock Option Agreement under 1997 Director Option
                                 Plan.

   10.22                   (b)   Executive Officer Incentive Program and Form of Restricted
                                 Stock Agreement.

   10.24                   (g)   Lease between the Registrant and KR-Carmel Partners LLC
                                 dated June 9, 1999 for Building No. 1 of the Registrant's
                                 future campus in San Diego, CA.

   10.25                   (g)   Lease between the Registrant and KR-Carmel Partners LLC
                                 dated June 9, 1999 for Building No. 2 of the Registrant's
                                 future campus in San Diego, CA.

   10.26                   (g)   Lease between the Registrant and KR-Carmel Partners LLC
                                 dated June 9, 1999 for Building No. 3 of the Registrant's
                                 future campus in San Diego, CA.

   10.27                   (g)   Lease between the Registrant and KR-Carmel Partners LLC
                                 dated June 9, 1999 for Building No. 5 of the Registrant's
                                 future campus in San Diego, CA.

   10.28                   (g)   Lease between the Registrant and KR-Carmel Partners LLC
                                 dated June 9, 1999 for Building No. 4 of the Registrant's
                                 future campus in San Diego, CA.

   10.29                   (h)   1999 Nonstatutory Stock Option Plan.

   21.1                    (h)   Peregrine Systems, Inc. Subsidiaries.

   23.1A                   (a)   Consent of Arthur Andersen LLP, Independent Public
                                 Accountants (relating to financial statements for Peregrine
                                 Systems).

   23.2A                   (a)   Consent of KPMG LLP, Independent Accountants (relating to
                                 financial statements for Harbinger Corporation).

   23.3                    (a)   Consent of Wilson Sonsini Goodrich & Rosati, Professional
                                 Corporation (included in Exhibit 5.1).

  +23.4                          Consent of Wilson Sonsini Goodrich & Rosati, Professional
                                 Corporation (included in Exhibit 8.1).

  +23.5                          Consent of Morris Manning & Martin, L.L.P. (included in
                                 Exhibit 8.2).

  +23.6                          Consent of Goldman, Sachs & Co.

  *23.7                    (a)   Consent of Deutsche Bank Securities Inc. (included in
                                 Exhibit 99.2).

   24.1                    (a)   Power of Attorney (see page II-6).

   27.1                    (a)   Financial Data Schedule for Peregrine Systems, Inc.

   27.2                    (a)   Financial Data Schedule for Harbinger Corporation.

  *99.1                    (a)   Opinion of Goldman, Sachs & Co.

  *99.2                    (a)   Opinion of Deutsche Banc Securities Inc.

   99.3                    (a)   Form of Proxy Card of Peregrine Systems, Inc.

   99.4                    (a)   Form of Proxy Card of Harbinger Corporation.

------------------------

* Filed as an annex to the Proxy Statement/Prospectus constituting part of this Registration Statement and incorporated herein by reference.

+   To be filed by amendment.

(a) Filed herewith.

(b) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1 (Registration Statement 333-39891), which the Securities and Exchange Commission declared effective on November 19, 1997.

(c) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1 (Registration Statement 333-21483), which the Securities and Exchange Commission declared effective on April 8, 1997.

(d) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Annual Report on Form 10-K for the year ended March 31, 1997.

(e) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

(f) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-8 (Registration Statement 333-65541) which became effective upon its filing on October 9, 1998.

(g) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Annual Report on Form 10-K for the year ended March 31, 1999.

(h) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Annual Report on Form 10-K for the year ended March 31, 2000.